General Counsel and
Company Secretary
**Brett Johnson**

QANTAS

04012549

19 January 2004

**Exemption Number 82-4130**



Securities and Exchange Commission
450 Fifth Street, N.W.,
WASHINGTON DC 20549

Attention: Office of International Corporate Finance
Division of Corporation Finance

**Re: Qantas Airways Limited (File No. 82-4130)
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934**

Dear Sir/Madam

I am submitting the following information as part of Qantas Airways Limited's continuing reporting obligation pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934:

To the Australian Stock Exchange:

| | | |
|---|---|---|
| Media Release | 12/06/2003 | Qantas to Suspend its Rome Services Will Enter Rome Codeshare with Cathay Pacific |
| Media Release | 18/06/2003 | Qantas Raises US$450 Million |
| Announcement | 24/06/2003 | Preliminary Monthly Traffic & Capacity Statistics April 2003 |
| Announcement | 01/07/2003 | Update on the level of Foreign Relevant Interest in Qantas Shares |
| Announcement | 22/07/2003 | Preliminary Monthly Traffic & Capacity Statistics May 2003 |
| News Release | 06/08/2003 | American Express & Qantas to launch a Co-Branded Corporate Card fo Small and Mid-sized Companies |
| Announcement | 08/08/2003 | Update on the Level of Foreign Relevant Interest in Qantas Shares |
| Media Release | 21/08/2003 | Qantas Results for the Year Ended 30/06/2003 |
| Announcement | 21/08/2003 | Appendix 4E – Preliminary Final Report |
| Media Release | 21/08/2003 | New Look Qantas International Fleet A Feature of Ongoing Investment Program |
| Media Release | 21/08/2003 | Qantas Reorganisation |
| Announcement | 21/08/2003 | Investor Presentation Materials |
| Media Release | 26/08/2003 | Qantas Says No 'Casualisation' of Workforce |
| Announcement | 26/08/2003 | Qantas Property Review |
| Announcement | 04/09/2003 | New Issue Announcement Re: Qantas Dividend Reinvestment Plan |
| Media Release | 04/09/2003 | Qantas Statement on Security |
| Announcement | 05/09/2003 | Update on the Level of Relevant Foreign Interest In Qantas Shares |
| Media Release | 09/09/2003 | Qantas Disappointed with ACCC Final Determination |
| Announcement | 12/09/2003 | 2003 Qantas Annual Report |
| Announcement | 12/09/2003 | 2003 Qantas Notice of Annual General Meeting |
| Announcement | 12/09/2003 | 2003 Qantas Shareholder Question Form |
| Announcement | 12/09/2003 | 2003 Qantas Proxy Form |
| Announcement | 16/09/2003 | 2003 Qantas Financial Report |
| Media Release | 16/09/2003 | Qantas Announces New Trans-Tasman Fare Structure and Changes to New Zealand Domestic Services |

**Qantas Airways Limited**
ACN 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

| | | |
|---|---|---|
| Announcement | 22/09/2003 | Preliminary Monthly Traffic & Capacity Statistics July 2003 |
| Announcement | 24/09/2003 | Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement Re:Qantas Dividend Reinvestment Plan |
| Media Release | 29/09/2003 | Qantas and Patrick Corporation Form Joint Venture to Acquire Engine Facility |
| Announcement | 29/09/2003 | Qantas/Air New Zealand Alliance |
| Announcement | 02/10/2003 | Notice Under Paragraph 5 of Category 1 of Schedule C to ASIC Class Order 02/1180 Re: Underwriting the Qantas Dividend Reinvestment Plan |
| Announcement | 03/10/2003 | Appendix 3Y – Change of Director's Interest Notice – Geoff Dixon |
| Announcement | 03/10/2003 | Appendix 3Y – Change of Director's Interest – Peter Gregg |
| Announcement | 03/10/2003 | Appendix 3Y – Change of Director's Interest – Trevor Eastwood |
| Announcement | 03/10/2003 | Appendix 3Y – Change of Director's Interest – Mike Codd |
| Announcement | 16/10/2003 | 2003 Annual General Meeting – Chief Executive Officer's Address |
| Announcement | 16/10/2003 | 2003 Annual General Meeting – Chairman's Address |
| Media Release | 16/10/2003 | Qantas to Launch Low Cost Airline |
| Announcement | 16/10/2003 | Resolutions and Proxy Information – 2003 Annual General Meeting |
| Media Release | 17/10/2003 | Qantas Announces Details of Reorganisation |
| Media Release | 23/10/2003 | Qantas Statement on NZCC Decision |
| Announcement | 29/10/2003 | Preliminary Monthly Traffic & Capacity Statistics August 2003 |
| Announcement | 29/10/2003 | Amended Constitution of Qantas Airways Limited |
| Media Release | 18/11/2003 | Qantas Accepts Resignation of Trevor Kennedy |
| Announcement | 19/11/2003 | Preliminary Monthly Traffic & Capacity Statistics September 2003 |
| Announcement | 19/11/2003 | Appendix 3Z – Final Director's Interest Notice – Trevor Kennedy |
| Announcement | 20/11/2003 | Qantas and Air New Zealand Appeal New Zealand Commerce Commission Decision |
| Media Release | 21/11/2003 | Qantas Welcomes ACCC Decision to Discontinue Action |
| Media Release | 26/11/2003 | Qantas Low Cost Carrier to be Based in Melbourne |
| Media Release | 28/11/2003 | Patricia Cross Joins Qantas Board |
| Media Release | 01/12/2003 | Qantas Names Low Cost Carrier Jetstar and Orders Airbus A320s |
| Announcement | 02/12/2003 | Update on the Level of Foreign Relevant Interest in Qantas Shares |
| Announcement | 16/12/2003 | Preliminary Monthly Traffic & Capacity Statistics October 2003 |
| Media Release | 18/12/2003 | Qantas Boosts Regional Fleet with Six New Dash 8s |
| Media Release | 19/12/2003 | Qantas and Australia Post Buy Star Track Express |
| Announcement | 02/02/2003 | Appendix 3X – Initial Director's Interest Notice – Patricia Cross |

To the Australian Investments and Securities Commission:

| | | |
|---|---|---|
| Form | 19/08/2003 | Form 484 – Change to Company Details – Section B2 – Cease Company Officeholder (Stephen Heesh) |
| Form | 23/10/2003 | Form 484 – Change to Company Details – Section C2 – Issue of Shares |
| Form | 23/10/2003 | Form 205 – Notification of Resolution – Alteration of Constitution of Qantas Airways Limited |

| | | |
|---|---|---|
| Form | 18/11/2003 | Form 484 – Change to Company Details – Section B2 – Cease of Company Officeholder (Trevor Kennedy) |
| Form | 19/01/2004 | Form 484 – Change to Company Details – Section B1– Appointment Company Officeholder (Patricia Anne Cross-Meadows) |

Please acknowledge receipt of the forgoing by stamping the attached copy of this transmittal letter.

If you have any question with regard to this information, please contact me on telephone number: +61 2 9691 3456 or facsimile: +61 2 9691 3339.

Yours faithfully

Brett Johnson
General Counsel & Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 12/06/2003

TIME: 08:59:57

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To suspend its Rome Services

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 06/12/2003 09:00

To: kathrynloader@qantas.com.au, brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 58822 as follows:
Release Time: 12-Jun-2003 08:59:48
ASX Code: QAN
File Name: 58822.pdf
Your Announcement Title: Qantas to Suspend Rome Services

- 58822.pdf

QANTAS

# *Media Release*

## QANTAS TO SUSPEND ITS ROME SERVICES WILL ENTER ROME CODESHARE WITH CATHAY PACIFIC

**SYDNEY, 12 June 2003:** Qantas Airways said today it would suspend its twice weekly services to Rome via Singapore and commence codeshare services four times each week to Rome via Hong Kong with **one**world partner Cathay Pacific.

The Cathay Pacific codeshare services will commence on 9 September and be operated by a Qantas aircraft between Australia and Hong Kong and a Cathay Pacific aircraft between Hong Kong and Rome.

This represents a doubling of frequency compared with the current Qantas schedule. The new codeshare services will depart Australia on Tuesdays, Thursdays, Fridays and Saturdays.

Qantas plans to operate 30 services per week to Europe from 9 September – 21 to London, seven to Frankfurt and two to Paris.

The Chief Executive Officer of Qantas, Geoff Dixon, said Qantas began services to Rome in 1948 and the suspension of these services highlighted the extremely difficult environment for international airlines, including Qantas.

"This decision has not been made lightly," Mr Dixon said.

"The aviation industry is going through the most difficult period in its history, with SARS compounding the consequences of the events of 9/11, the wars in Afghanistan and Iraq and the threat of terrorism.

"All areas of Qantas have been affected and we have made a range of tough decisions including redundancies, retirement of aircraft and the reduction of capital expenditure by $1 billion next financial year."

Mr Dixon said Qantas would maintain a sales office in Rome and monitor developments to determine whether Qantas operated services to Rome may be resumed in the future.

Qantas Frequent Flyer members will earn points on the new codeshare services to Rome and **one**world alliance benefits will also apply.

**Issued by Qantas Corporate Communication (Q2922)**
**Media Enquiries: Melissa Thomson - Telephone 9691 3013**

HOME | LOGOFF | YOUR STOCK | ANNOUNCEMENTS | LISTING RULES | YOUR DETAILS | CONTACT AS

## Status of Announcements

This screen refreshes automatically every 45 seconds. Only non archived PDF files (of last 30 viewed.

* If an **Error** occurs, contact ASX on Tel: (02) 9227 0334 or fax your announcement on 1900 99

| Doc ID | Status | Status Date/ Time | Contact | Announcement Title |
|---|---|---|---|---|
| 58822 (96kb) | **Released** | 12-Jun-2003 08:59 | Kathryn Loader | Qantas to Suspend Rome Service |
| 56484 (11kb) | **Released** | 28-May-2003 10:14 | Kathryn Loader | Level of Foreign Relevant Interest |
| 56349 (62kb) | **Released** | 27-May-2003 13:54 | Kathryn Loader | Preliminary Monthly Traffic and Ca |
| 53425 (7kb) | **Released** | 08-May-2003 09:36 | Brett Johnson | 2002/03 Profit |
| 53187 (67kb) | **Released** | 07-May-2003 09:44 | Brett Johnson | Qantas Statement to the ASX |
| 51311 (55kb) | **Released** | 29-Apr-2003 15:22 | Kathryn Loader | Preliminary Monthly Traffic & Capa |
| 51273 (107kb) | **Released** | 29-Apr-2003 14:07 | Kathryn Loader | Qantas To Lodge Submission On |
| 49144 (98kb) | **Released** | 14-Apr-2003 11:46 | Kathryn Loader | Qantas Announces More Flexible |
| 48697 (87kb) | **Released** | 10-Apr-2003 13:17 | Brett Johnson | Qantas Statement on ACCC and N |
| 48503 (14kb) | **Released** | 09-Apr-2003 15:07 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48497 (14kb) | **Released** | 09-Apr-2003 14:59 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48491 (14kb) | **Released** | 09-Apr-2003 14:47 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48490 (14kb) | **Released** | 09-Apr-2003 14:42 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48489 (14kb) | **Released** | 09-Apr-2003 14:28 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48481 (19kb) | **Released** | 09-Apr-2003 14:19 | Kathryn Loader | Qantas Airways Limited - Appendi |
| 48334 (95kb) | **Released** | 09-Apr-2003 09:03 | Kathryn Loader | Media Release - Qantas to Reduc |
| 47144 (60kb) | **Released** | 02-Apr-2003 16:53 | Kathryn Loader | Preliminary Monthly Traffic and Ca |
| 46920 (11kb) | **Released** | 01-Apr-2003 16:27 | Kathryn Loader | Level of Foreign Relevant Interest |

( 1 to 18 of 27 announcements )

From: Kathryn Loader on 06/12/2003 09:05

To: Michael MSH61 Sharp/SYD/QANTAS@QANTAS, Cassandra Hamlin/SYD/QANTAS@QANTAS
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

FYI

Media Release re Suspension of Rome Flights

Regards

Kathryn
---------------------- Forwarded by Kathryn Loader/SYD/QANTAS on 06/12/2003 09:01 ---------------------------

From: ASX.Online@asx.com.au on 06/12/2003 09:00

To: kathrynloader@qantas.com.au, brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 58822 as follows:
Release Time: 12-Jun-2003 08:59:48
ASX Code: QAN
File Name: 58822.pdf
Your Announcement Title: Qantas to Suspend Rome Services

- 58822.pdf

144A ✓

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 18/06/2003

TIME: 09:03:56

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Raises US$450 million

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 06/18/2003 09:03

To: kathrynloader@qantas.com.au, brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 59679 as follows:
Release Time: 18-Jun-2003 09:03:50
ASX Code: QAN
File Name: 59679.pdf
Your Announcement Title: Qantas Raises US$450 Million

- 59679.pdf

# Media Release

## QANTAS RAISES US$450 MILLION

**NOT FOR RELEASE IN THE UNITED STATES**

**SYDNEY, 18 June 2003:** Qantas Airways Limited announced today that it had successfully raised US$450 million of senior unsecured debt.

The Chief Financial Officer of Qantas, Peter Gregg, said the funds had been raised through a Rule 144A/Regulation S offering of 5.125 per cent coupon 10-year notes due June 2013.

The offering was priced at 187.5 basis points over the 10 year U.S. benchmark treasury bond and was rated Baa1 by Moody's Investor Services and BBB+ by Standard & Poor's.

Mr Gregg said there was strong investor demand for the offering which was distributed to US, European and Asian institutional investors.

"The net proceeds from the offering will be used to refinance maturing debt and for general corporate purposes," Mr Gregg said.

"The success of the offering is a testament to the strategy that the company has been adopting to maintain its position as one of the leading airlines within the sector."

*This press release has been prepared for publication in Australia and may not be released in the United States. This press release does not constitute an offer of securities for sale in Australia, the United States or any other jurisdiction. Any securities described in this press release may not be offered or sold in the Unites States absent registration under the US Securities Act of 1933 or an exemption from registration.*

**Issued by Qantas Corporate Communication (Q2927)**
**Media Enquiries: Michael Sharp - Telephone (02) 9691 3469**

ASX

## Status of Announcements

This screen refreshes automatically every 45 seconds. Only non archived PDF files (of last 30 viewed.

* If an **Error** occurs, contact ASX on Tel: (02) 9227 0334 or fax your announcement on 1900 99

| Doc ID | Status | Status Date/ Time | Contact | Announcement Title |
|---|---|---|---|---|
| 59679 (109kb) | **Delivered** | 18 Jun 2003 09:03 | Kathryn Loader | Qantas Raises US$450 Million |
| 58822 (96kb) | **Released** | 12-Jun-2003 08:59 | Kathryn Loader | Qantas to Suspend Rome Service |
| 56484 (11kb) | **Released** | 28-May-2003 10:14 | Kathryn Loader | Level of Foreign Relevant Interest |
| 56349 (62kb) | **Released** | 27-May-2003 13:54 | Kathryn Loader | Preliminary Monthly Traffic and Ca |
| 53425 (7kb) | **Released** | 08-May-2003 09:36 | Brett Johnson | 2002/03 Profit |
| 53187 (67kb) | **Released** | 07-May-2003 09:44 | Brett Johnson | Qantas Statement to the ASX |
| 51311 (55kb) | **Released** | 29-Apr-2003 15:22 | Kathryn Loader | Preliminary Monthly Traffic & Cap |
| 51273 (107kb) | **Released** | 29-Apr-2003 14:07 | Kathryn Loader | Qantas To Lodge Submission On |
| 49144 (98kb) | **Released** | 14-Apr-2003 11:46 | Kathryn Loader | Qantas Announces More Flexible |
| 48697 (87kb) | **Released** | 10-Apr-2003 13:17 | Brett Johnson | Qantas Statement on ACCC and N |
| 48503 (14kb) | **Released** | 09-Apr-2003 15:07 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48497 (14kb) | **Released** | 09-Apr-2003 14:59 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48491 (14kb) | **Released** | 09-Apr-2003 14:47 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48490 (14kb) | **Released** | 09-Apr-2003 14:42 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48489 (14kb) | **Released** | 09-Apr-2003 14:28 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48481 (19kb) | **Released** | 09-Apr-2003 14:19 | Kathryn Loader | Qantas Airways Limited - Appendi |
| 48334 (95kb) | **Released** | 09-Apr-2003 09:03 | Kathryn Loader | Media Release - Qantas to Reduc |
| 47144 (60kb) | **Released** | 02-Apr-2003 16:53 | Kathryn Loader | Preliminary Monthly Traffic and Ca |

( 1 to 18 of 28 announcements )

HOME LOGOFF YOUR STOCK ANNOUNCEMENTS LISTING RULES YOUR DETAILS CONTACT AS

ASX

## Status of Announcements

This screen refreshes automatically every 45 seconds. Only non archived PDF files (of last 30 viewed.

* If an **Error** occurs, contact ASX on Tel: (02) 9227 0334 or fax your announcement on 1900 99

| Doc ID | Status | Status Date/ Time | Contact | Announcement Title |
|---|---|---|---|---|
| 59679 (109kb) | **Released** | 18-Jun-2003 09:03 | Kathryn Loader | Qantas Raises US$450 Million |
| 58822 (96kb) | **Released** | 12-Jun-2003 08:59 | Kathryn Loader | Qantas to Suspend Rome Service |
| 56484 (11kb) | **Released** | 28-May-2003 10:14 | Kathryn Loader | Level of Foreign Relevant Interest |
| 56349 (62kb) | **Released** | 27-May-2003 13:54 | Kathryn Loader | Preliminary Monthly Traffic and Ca |
| 53425 (7kb) | **Released** | 08-May-2003 09:36 | Brett Johnson | 2002/03 Profit |
| 53187 (67kb) | **Released** | 07-May-2003 09:44 | Brett Johnson | Qantas Statement to the ASX |
| 51311 (55kb) | **Released** | 29-Apr-2003 15:22 | Kathryn Loader | Preliminary Monthly Traffic & Capa |
| 51273 (107kb) | **Released** | 29-Apr-2003 14:07 | Kathryn Loader | Qantas To Lodge Submission On |
| 49144 (98kb) | **Released** | 14-Apr-2003 11:46 | Kathryn Loader | Qantas Announces More Flexible |
| 48697 (87kb) | **Released** | 10-Apr-2003 13:17 | Brett Johnson | Qantas Statement on ACCC and N |
| 48503 (14kb) | **Released** | 09-Apr-2003 15:07 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48497 (14kb) | **Released** | 09-Apr-2003 14:59 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48491 (14kb) | **Released** | 09-Apr-2003 14:47 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48490 (14kb) | **Released** | 09-Apr-2003 14:42 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48489 (14kb) | **Released** | 09-Apr-2003 14:28 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48481 (19kb) | **Released** | 09-Apr-2003 14:19 | Kathryn Loader | Qantas Airways Limited - Appendi |
| 48334 (95kb) | **Released** | 09-Apr-2003 09:03 | Kathryn Loader | Media Release - Qantas to Reduc |
| 47144 (60kb) | **Released** | 02-Apr-2003 16:53 | Kathryn Loader | Preliminary Monthly Traffic and Ca |

( 1 to 18 of 28 announcements )

QANTAS

## Memorandum

| | |
|---|---|
| To | Brett Johnson, General Counsel and Company Secretary |
| From | Cassandra Hamlin, GM Investor Relations |
| Telephone | 2 9424 |
| Reference | g:\invrel\stats\traffic\Co Sec Memo.doc  Date 24 June 2003 |
| Subject | **RELEASE OF APRIL 2003 TRAFFIC AND CAPACITY STATISTICS** |

Attached is a copy of the April 2003 traffic and capacity statistics release, which has been approved by Geoff Dixon and Peter Gregg. A copy of Geoff's and Peter's approval is also attached.

I have also arranged for an electronic copy of the release to be forwarded to Rachel Palmer via Lotus Notes.

Could you please advise me when the release has been receipted by the ASX so that it may then be distributed to Corporate Communications and our external recipients.

Regards

CHamlin

Cassandra Hamlin

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
APRIL 2003

## Summary of Traffic and Capacity Statistics

### Month of April 2003

International traffic, measured in Revenue Passenger Kilometres (RPKs) decreased by 16.6 percent in April 2003 while capacity, measured in Available Seat Kilometres (ASKs), rose by 0.1 percent. This resulted in a revenue seat factor of 68.0 percent, 13.6 percentage points lower than for April 2002.

Domestic RPKs decreased by 2.3 percent in April, while ASKs increased by 1.1 percent over the same period. The resulting revenue seat factor of 77.6 percent was 2.7 percentage points lower than the previous year.

April Group (comprising International, Domestic, Australian Airlines and QantasLink) passenger numbers decreased by 3.9 percent over the previous year. RPKs decreased by 9.5 percent, while ASKs were up 4.2 percent, resulting in a revenue seat factor of 70.2 percent, which was 10.6 percentage points lower than the previous year.

### Financial Year to Date April 2003

International revenue seat factor for year to date April 2003 increased by 0.6 percentage points to 79.0 percent when compared with year to date April 2002, while international yield excluding exchange increased by 3.0 percent over the same period. Domestic yield excluding exchange for the financial year to April decreased by 6.1 percent. Domestic revenue seat factor decreased by 1.3 percentage points to 78.7 percent over the same period.

Group passenger numbers for the year to April increased by 8.4 percent over the previous year. RPKs and ASKs increased by 5.4 percent and 5.7 percent respectively, resulting in a revenue seat factor of 78.3 percent, down 0.3 percentage points from the previous year.

### Recent Developments

On 18 June 2003, Qantas announced that it had successfully raised US$450 million of senior unsecured debt. The funds were raised through a Rule 144A/Regulation S offering of 5.125 percent coupon 10-year notes due in June 2013 and were rated Baa1 by Moody's Investor Services and BBB+ by Standard and Poor's. The net proceeds from the offering will be used to refinance maturing debt and for general corporate purposes.

Qantas announced it would increase its services to the United States of America from the current 25 per week to 28 per week from 30 June 2003. Qantas will further increase USA services to 30 per week from early August 2003.

Qantas announced that it would suspend its twice-weekly services to Rome via Singapore and commence codeshare services four times each week to Rome via Hong Kong with oneworld partner, Cathay Pacific. The codeshare services will commence on 9 September 2003 and be operated by Qantas aircraft between Australia and Hong Kong and Cathay Pacific aircraft between Hong Kong and Rome.

Australian Airlines announced that it will commence services from Sydney and Melbourne to Bali and from Sydney to Sabah from late June 2003. From late July 2003, Australian Airlines will add services from Bali and Sabah to Singapore, and from Cairns to Sydney.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

APRIL 2003

| | Month | | | Financial Year to Date | | |
|---|---|---|---|---|---|---|
| **Domestic** | **2002/03** | **2001/02** | **Change** | **2002/03** | **2001/02** | **Change** |
| Passengers carried ('000) | 1,332 | 1,314 | 1.4% | 14,192 | 12,439 | 14.1% |
| Revenue Passenger Kilometres (m) | 1,799 | 1,841 | (2.3)% | 19,013 | 16,608 | 14.5% |
| Available Seat Kilometres (m) | 2,317 | 2,291 | 1.1% | 24,146 | 20,761 | 16.3% |
| Revenue Seat Factor (%) | 77.6 | 80.4 | (2.7) pts | 78.7 | 80.0 | (1.3) pts |
| **International** | **2002/03** | **2001/02** | **Change** | **2002/03** | **2001/02** | **Change** |
| Passengers carried ('000) | 603 | 700 | (13.9)% | 7,206 | 7,244 | (0.5)% |
| Revenue Passenger Kilometres (m) | 3,607 | 4,325 | (16.6)% | 43,936 | 44,241 | (0.7)% |
| Available Seat Kilometres (m) | 5,305 | 5,301 | 0.1% | 55,608 | 56,435 | (1.5)% |
| Revenue Seat Factor (%) | 68.0 | 81.6 | (13.6) pts | 79.0 | 78.4 | 0.6 pts |
| **Australian Airlines** | **2002/03** | **2001/02** | **Change** | **2002/03** | **2001/02** | **Change** |
| Passengers carried ('000) | 29 | - | na | 224 | - | na |
| Revenue Passenger Kilometres (m) | 165 | - | na | 1,274 | - | na |
| Available Seat Kilometres (m) | 322 | - | na | 2,100 | - | na |
| Revenue Seat Factor (%) | 51.2 | - | na | 60.7 | - | na |
| **QantasLink** | **2002/03** | **2001/02** | **Change** | **2002/03** | **2001/02** | **Change** |
| Passengers carried ('000) | 260 | 300 | (13.3)% | 2,994 | 3,031 | (1.2)% |
| Revenue Passenger Kilometres (m) | 180 | 188 | (4.3)% | 1,969 | 1,969 | 0.0% |
| Available Seat Kilometres (m) | 247 | 271 | (8.9)% | 2,721 | 2,785 | (2.3)% |
| Revenue Seat Factor (%) | 72.9 | 69.4 | 3.5 pts | 72.4 | 70.7 | 1.7 pts |
| **Total Group Operations** | **2002/03** | **2001/02** | **Change** | **2002/03** | **2001/02** | **Change** |
| Passengers carried ('000) | 2,224 | 2,314 | (3.9)% | 24,616 | 22,714 | 8.4% |
| Revenue Passenger Kilometres (m) | 5,751 | 6,354 | (9.5)% | 66,191 | 62,818 | 5.4% |
| Available Seat Kilometres (m) | 8,191 | 7,863 | 4.2% | 84,575 | 79,981 | 5.7% |
| Revenue Seat Factor (%) | 70.2 | 80.8 | (10.6) pts | 78.3 | 78.5 | (0.3) pts |

**Notes**

Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Traffic and capacity statistics for Boeing 717 aircraft operating on domestic core airline services are included in domestic.

Australian Airlines commenced operations on 27 October 2002.

**Key**

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown

QANTAS

**Memorandum**

| | |
|---|---|
| To | Geoff Dixon, Chief Executive Officer<br>Peter Gregg, Chief Financial Officer |
| From | Cassandra Hamlin, GM Investor Relations |
| Department | Investor Relations |
| Telephone | 2 9424 |
| Reference | g:\invrel\stats\CEO & CFO Memo.doc Date 12 June 2003 |
| Subject | **RELEASE OF APRIL 2003 TRAFFIC AND CAPACITY STATISTICS** |

Attached is a copy of the April 2003 traffic and capacity statistics release.

I would like to request your approval to lodge the release with the ASX.

In asking for your approval, I would like you to be aware of the following. The commentary that accompanies the April 2003 statistics discloses:

- A 3.0 per cent increase in International yield excluding exchange for the financial year to April 2003 when compared with the prior year. This compares with a 3.1 per cent increase for the financial year to March 2003; and
- A 6.1 per cent decrease in domestic yield excluding exchange for the financial year to April 2003 when compared with the prior year. This compares with a 5.5 per cent decline for the financial year to March 2003.

Please let me know if you have any comments prior to you giving your approval.

Regards

Cassandra Hamlin

**Approved:**

**GEOFF DIXON**
**Chief Executive Officer**

**PETER GREGG**
**Chief Financial Officer**

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 01/07/2003

TIME: 14:20:58

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Update - Level of Foreign Relevant Interest in Qantas Shares

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 07/01/2003 14:21

To: kathrynloader@qantas.com.au, brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 61968 as follows:
Release Time: 01-Jul-2003 14:20:49
ASX Code: QAN
File Name: 61968.pdf
Your Announcement Title: Update - Level of Foreign Relevant Interest in Qantas Shares

- 61968.pdf

General Counsel
**Brett Johnson**

1 July 2003

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

**Update on the Level of Foreign Relevant Interest in Qantas Shares**

Under the Qantas Constitution, the maximum aggregate level of relevant interest that foreign persons are permitted to hold in Qantas is 49%.

On 28 May 2003, Qantas advised the market that foreign persons had a relevant interest in approximately 49.49% of the Qantas issued share capital.

Listing Rule 3.19.1 requires that Qantas advise the market when the level of foreign relevant interest changes by more than 1%.

Based on the most recent reconciliation, Qantas advises the market that recent foreign purchases have resulted in foreign persons having increased their relevant interest in Qantas shares by approximately 1% so that the level of foreign ownership is approximately 50.48%.

**Notification Obligations**

Qantas reminds the market that, under its Constitution, foreign purchasers are required to notify Qantas, within 10 days of becoming registered, of their acquisition of a relevant interest in Qantas shares. Foreign Ownership Notifications are available from the Australian Stock Exchange or the Qantas Share Registry on (02) 8280 7390.

It is the order of receipt of complete Foreign Ownership Notifications which determines the priority for entry, upon reconciliation to a registered shareholding, to the Qantas Foreign Sub-Register.

Qantas investigates foreign share purchases and, upon reconciliation of the relevant Foreign Ownership Notifications to a registered shareholding, enters the purchases on the Qantas Foreign Sub-Register. Should the level of foreign ownership on the Qantas Foreign Sub-Register exceed 49%, the Qantas Constitution contains provisions to notify those foreign shareholders. Should such a Notice be required to be sent, it results in the registered holder of the offending shares not being entitled to vote the shares at a meeting of shareholders and it may lead to the disposal of those shares.

At this point, as a result of no Foreign Ownership Notifications being received in respect of a significant number of shares with foreign addresses, the level of foreign ownership on the Qantas Foreign Sub-Register is below 49%. As such, no notification process will commence until future reconciliations show the level of foreign ownership on the Qantas Foreign Sub-Register exceeding 49%.

Yours faithfully

Brett Johnson

**Qantas Airways Limited**
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

From: Kathryn Loader on 07/01/2003 14:25

To: Michael MSH61 Sharp/SYD/QANTAS, Cassandra Hamlin/SYD/QANTAS,

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

FYI

Foreign Ownership Announcement which has just been sent to the market.

Cheers

Kath

---------------------- Forwarded by Kathryn Loader/SYD/QANTAS on 07/01/2003 14:22 ---------------------------

From: ASX.Online@asx.com.au on 07/01/2003 14:21

To: kathrynloader@qantas.com.au, brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 61968 as follows:
Release Time: 01-Jul-2003  14:20:49
ASX Code: QAN
File Name: 61968.pdf
Your Announcement Title: Update - Level of Foreign Relevant Interest in
Qantas Shares
```

- 61968.pdf

ASX

## Status of Announcements

This screen refreshes automatically every 45 seconds. Only non archived PDF files (of last 30 viewed.

* If an **Error** occurs, contact ASX on Tel: (02) 9227 0334 or fax your announcement on 1900 99

| Doc ID | Status | Status Date/ Time | Contact | Announcement Title |
|---|---|---|---|---|
| 61968 (11kb) | Released | 01-Jul-2003 14:20 | Kathryn Loader | Update - Level of Foreign Relevan |
| 60612 (60kb) | Released | 24-Jun-2003 16:24 | Kathryn Loader | Preliminary Monthly Traffic and Ca |
| 59679 (109kb) | Released | 18-Jun-2003 09:03 | Kathryn Loader | Qantas Raises US$450 Million |
| 58822 (96kb) | Released | 12-Jun-2003 08:59 | Kathryn Loader | Qantas to Suspend Rome Service |
| 56484 (11kb) | Released | 28-May-2003 10:14 | Kathryn Loader | Level of Foreign Relevant Interest |
| 56349 (62kb) | Released | 27-May-2003 13:54 | Kathryn Loader | Preliminary Monthly Traffic and Ca |
| 53425 (7kb) | Released | 08-May-2003 09:36 | Brett Johnson | 2002/03 Profit |
| 53187 (67kb) | Released | 07-May-2003 09:44 | Brett Johnson | Qantas Statement to the ASX |
| 51311 (55kb) | Released | 29-Apr-2003 15:22 | Kathryn Loader | Preliminary Monthly Traffic & Capa |
| 51273 (107kb) | Released | 29-Apr-2003 14:07 | Kathryn Loader | Qantas To Lodge Submission On |
| 49144 (98kb) | Released | 14-Apr-2003 11:46 | Kathryn Loader | Qantas Announces More Flexible |
| 48697 (87kb) | Released | 10-Apr-2003 13:17 | Brett Johnson | Qantas Statement on ACCC and N |
| 48503 (14kb) | Released | 09-Apr-2003 15:07 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48497 (14kb) | Released | 09-Apr-2003 14:59 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48491 (14kb) | Released | 09-Apr-2003 14:47 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48490 (14kb) | Released | 09-Apr-2003 14:42 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48489 (14kb) | Released | 09-Apr-2003 14:28 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48481 (19kb) | Released | 09-Apr-2003 14:19 | Kathryn Loader | Qantas Airways Limited - Appendi |

( 1 to 18 of 30 announcements )

HOME LOGOFF YOUR STOCK ANNOUNCEMENTS LISTING RULES YOUR DETAILS CONTACT AS

ASX

## Status of Announcements

This screen refreshes automatically every 45 seconds. Only non archived PDF files (of last 30 viewed.

* If an **Error** occurs, contact ASX on Tel: (02) 9227 0334 or fax your announcement on 1900 99

| Doc ID | Status | Status Date/ Time | Contact | Announcement Title |
|---|---|---|---|---|
| 61968 (11kb) | **Delivered** | 01 Jul 2003 14:19 | Kathryn Loader | Update - Level of Foreign Relevan |
| 60612 (60kb) | **Released** | 24-Jun-2003 16:24 | Kathryn Loader | Preliminary Monthly Traffic and Ca |
| 59679 (109kb) | **Released** | 18-Jun-2003 09:03 | Kathryn Loader | Qantas Raises US$450 Million |
| 58822 (96kb) | **Released** | 12-Jun-2003 08:59 | Kathryn Loader | Qantas to Suspend Rome Service |
| 56484 (11kb) | **Released** | 28-May-2003 10:14 | Kathryn Loader | Level of Foreign Relevant Interest |
| 56349 (62kb) | **Released** | 27-May-2003 13:54 | Kathryn Loader | Preliminary Monthly Traffic and Ca |
| 53425 (7kb) | **Released** | 08-May-2003 09:36 | Brett Johnson | 2002/03 Profit |
| 53187 (67kb) | **Released** | 07-May-2003 09:44 | Brett Johnson | Qantas Statement to the ASX |
| 51311 (55kb) | **Released** | 29-Apr-2003 15:22 | Kathryn Loader | Preliminary Monthly Traffic & Cap |
| 51273 (107kb) | **Released** | 29-Apr-2003 14:07 | Kathryn Loader | Qantas To Lodge Submission On |
| 49144 (98kb) | **Released** | 14-Apr-2003 11:46 | Kathryn Loader | Qantas Announces More Flexible |
| 48697 (87kb) | **Released** | 10-Apr-2003 13:17 | Brett Johnson | Qantas Statement on ACCC and N |
| 48503 (14kb) | **Released** | 09-Apr-2003 15:07 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48497 (14kb) | **Released** | 09-Apr-2003 14:59 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48491 (14kb) | **Released** | 09-Apr-2003 14:47 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48490 (14kb) | **Released** | 09-Apr-2003 14:42 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48489 (14kb) | **Released** | 09-Apr-2003 14:28 | Kathryn Loader | Appendix 3Y Change in Director s |
| 48481 (19kb) | **Released** | 09-Apr-2003 14:19 | Kathryn Loader | Qantas Airways Limited - Appendi |

( 1 to 18 of 30 announcements )

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 22/07/2003

TIME: 12:34:14

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Statistics - May 2003

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 07/22/2003 12:34

To: kathrynloader@qantas.com.au, brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 65290 as follows:
Release Time: 22-Jul-2003 12:34:07
ASX Code: QAN
File Name: 65290.pdf
Your Announcement Title: Preliminary Monthly Traffic & Capacity Statistics May 2003

- 65290.pdf

**QANTAS AIRWAYS LIMITED**
**ABN 16 009 661 901**

**PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS**
**MAY 2003**

## Summary of Traffic and Capacity Statistics

### Month of May 2003

International traffic, measured in Revenue Passenger Kilometres (RPKs) decreased by 18.7 percent in May 2003 while capacity, measured in Available Seat Kilometres (ASKs), decreased by 11.6 percent. This resulted in a revenue seat factor of 69.8 percent, 6.1 percentage points lower than for May 2002.

Domestic RPKs decreased by 3.0 percent in May, while ASKs increased by 2.1 percent over the same period. The resulting revenue seat factor of 73.9 percent was 3.9 percentage points lower than the previous year.

May Group (comprising International, Domestic, Australian Airlines and QantasLink) passenger numbers decreased by 6.2 percent over the previous year. RPKs decreased by 11.8 percent, while ASKs were down 4.1 percent, resulting in a revenue seat factor of 70.1 percent, which was 6.2 percentage points lower than the previous year.

### Financial Year to Date May 2003

International revenue seat factor for year to date May 2003 increased by 0.1 percentage points to 78.3 percent when compared with year to date May 2002, while international yield excluding exchange increased by 2.2 percent over the same period. Domestic yield excluding exchange for the financial year to May decreased by 6.0 percent. Domestic revenue seat factor decreased by 1.5 percentage points to 78.3 percent over the same period.

Group passenger numbers for the year to May increased by 7.0 percent from the previous year. RPKs and ASKs increased by 3.8 percent and 4.8 percent respectively, resulting in a revenue seat factor of 77.6 percent, down 0.8 percentage points from the previous year.

## Recent Developments

From 28 July 2003, QantasLink will increase services and improve schedules and capacity on key regional routes operated by its fleet of Dash 8 aircraft. Changes will include an additional daily return service between Newcastle and Melbourne, more frequent use of the larger 50 seat Dash 8 300 aircraft on peak flights between Sydney and Tamworth, and rescheduled services operating weekdays between Melbourne and Mildura. Services to the Queensland regional destinations of Gladstone, Rockhampton and the Gold Coast have also been enhanced by the introduction of the 50 seat Dash 8 300 from June 2003.

The latest addition to Qantas' B737-800 fleet entered commercial operations on 1 July 2003, bringing the total number of B737-800 aircraft to 18. A further B737-800 will be delivered later in July 2003, just 20 months after the first B737-800 delivery.

The fifth B747-400ER aircraft entered commercial service on 10 July 2003. The sixth and final B747-400ER aircraft under the announced fleet plan is due to be delivered during August 2003.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

MAY 2003

| | Month | | | Financial Year to Date | | |
|---|---|---|---|---|---|---|
| **Domestic** | **2002/03** | **2001/02** | **Change** | **2002/03** | **2001/02** | **Change** |
| Passengers carried ('000) | 1,312 | 1,306 | 0.5% | 15,504 | 13,762 | 12.7% |
| Revenue Passenger Kilometres (m) | 1,750 | 1,805 | (3.0)% | 20,762 | 18,413 | 12.8% |
| Available Seat Kilometres (m) | 2,368 | 2,319 | 2.1% | 26,515 | 23,080 | 14.9% |
| Revenue Seat Factor (%) | 73.9 | 77.8 | (3.9) pts | 78.3 | 79.8 | (1.5) pts |
| **International** | **2002/03** | **2001/02** | **Change** | **2002/03** | **2001/02** | **Change** |
| Passengers carried ('000) | 530 | 650 | (18.5)% | 7,736 | 7,894 | (2.0)% |
| Revenue Passenger Kilometres (m) | 3,355 | 4,126 | (18.7)% | 47,273 | 48,367 | (2.3)% |
| Available Seat Kilometres (m) | 4,810 | 5,439 | (11.6)% | 60,409 | 61,874 | (2.4)% |
| Revenue Seat Factor (%) | 69.8 | 75.9 | (6.1) pts | 78.3 | 78.2 | 0.1 pts |
| **Australian Airlines** | **2002/03** | **2001/02** | **Change** | **2002/03** | **2001/02** | **Change** |
| Passengers carried ('000) | 21 | - | na | 245 | - | na |
| Revenue Passenger Kilometres (m) | 117 | - | na | 1,391 | - | na |
| Available Seat Kilometres (m) | 272 | - | na | 2,372 | - | na |
| Revenue Seat Factor (%) | 43.0 | - | na | 58.6 | - | na |
| **QantasLink** | **2002/03** | **2001/02** | **Change** | **2002/03** | **2001/02** | **Change** |
| Passengers carried ('000) | 269 | 316 | (14.9)% | 3,263 | 3,347 | (2.5)% |
| Revenue Passenger Kilometres (m) | 183 | 197 | (7.1)% | 2,153 | 2,167 | (0.6)% |
| Available Seat Kilometres (m) | 259 | 277 | (6.5)% | 2,979 | 3,062 | (2.7)% |
| Revenue Seat Factor (%) | 70.7 | 71.1 | (0.5) pts | 72.3 | 70.8 | 1.5 pts |
| **Total Group Operations** | **2002/03** | **2001/02** | **Change** | **2002/03** | **2001/02** | **Change** |
| Passengers carried ('000) | 2,132 | 2,272 | (6.2)% | 26,748 | 25,003 | 7.0% |
| Revenue Passenger Kilometres (m) | 5,405 | 6,128 | (11.8)% | 71,579 | 68,947 | 3.8% |
| Available Seat Kilometres (m) | 7,709 | 8,035 | (4.1)% | 92,275 | 88,016 | 4.8% |
| Revenue Seat Factor (%) | 70.1 | 76.3 | (6.2) pts | 77.6 | 78.3 | (0.8) pts |

**Notes**

Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Traffic and capacity statistics for Boeing 717 aircraft operating on domestic core airline services are included in domestic.

Australian Airlines commenced operations on 27 October 2002.

**Key**

(m) *Millions*
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown

ASX ✓
GST ✓

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 06/08/2003

TIME: 10:09:03

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AMEX & QANTAS to launch a Co-Branded Corporate Card

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 06/08/2003 10:09 AM

To: kathrynloader@qantas.com.au, brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 68567 as follows:
Release Time: 06-Aug-2003 10:08:52
ASX Code: QAN
File Name: 68567.pdf
Your Announcement Title: Amex and Qantas to Launch a Co-Branded Corporate Card

- 68567.pdf

## AMERICAN EXPRESS AND QANTAS TO LAUNCH A CO-BRANDED CORPORATE CARD FOR SMALL AND MID-SIZED COMPANIES

**Sydney, August 6, 2003** – American Express and Qantas announced today plans for a new co-branded corporate card to small and mid-sized companies. The card is being designed with a range of offers and benefits that have traditionally been available only to large companies.

Qantas Executive General Manager Sales and Marketing John Borghetti said the relationship with American Express was a natural fit, with both organisations building on existing ties.

"Qantas is proud to expand its relationship with American Express through this co-branded charge card. American Express was the first card partner in the Qantas Frequent Flyer program, which today has more than 3.6 million members worldwide.

"The small and mid size business market is very important to Qantas. We see this charge card as one way of enhancing the service we offer these companies. We will be continuing to look at other initiatives to reward and recognise our small and medium business customers," he said.

Senior Vice President American Express Corporate Services Pierric Beckert said the American Express Qantas Corporate Card would carry the core features that distinguish the American Express Corporate Card from other payment options. These include robust financials and GST reporting, online program management, controls for monitoring employee spending, access to a rewards program and pre-negotiated supplier discounts on everyday travel and business spending, such as hotels, car rental, telecommunications, courier and freight services through the *Business Savings Plus* program.

"Small and mid-sized companies and their employees will not only enjoy new Qantas related benefits, they will also benefit from established American Express features including business management tools such as limited liability, flexible spending limits and GST compliant statements and online servicing. This co-branded corporate card is intended to save time and money leaving company owners and managers free to focus on the real issues of business" he said.

The American Express Qantas Corporate Card will carry both companies' logos and will be available in September to existing and new American Express small and mid-sized clients.

Further details will be announced shortly.

### About Qantas

Qantas is widely regarded as one of the world's leading long distance airlines and one of the strongest brands in Australia. The airline operates a fleet of 187 aircraft across a network spanning 142 destinations in 32 countries. Subsidiary businesses include other airlines and businesses in specialist markets such as Qantas Holidays and Qantas Flight Catering.

**About American Express**

American Express is a diversified worldwide travel, financial services and network services company. Founded in 1850, it is a leader in charge and credit cards, Travellers Cheques, travel, financial planning, investment products, insurance and international banking. For more information about American Express, visit the worldwide web site at http://www.americanexpress.com

***For further information contact:***
***American Express:*** *Luisa Megale, 02 9271 2070 or Joanna Lambert, 02 9271 1829*
***Qantas Airways:*** *Melissa Thomson, 02 9691 3013*

✓ASX
✓ Foreign Ownership
✓ BIJ

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 08/08/2003

TIME: 11:42:29

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Update on Level of Foreign Relevant Interest in Qantas Shs.

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

General Counsel
**Brett Johnson**

8 August 2003

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

**Update on the Level of Foreign Relevant Interest in Qantas Shares**

Under the Qantas Constitution, the maximum aggregate level of relevant interest that foreign persons are permitted to hold in Qantas is 49%.

On 1 July 2003, Qantas advised the market that foreign persons had a relevant interest in approximately 50.48% of the Qantas issued share capital.

Based on the most recent reconciliation, Qantas advises the market that recent foreign sales have resulted in foreign persons having a relevant interest in approximately 50.18% of Qantas shares.

**Notification Obligations**

Qantas reminds the market that, under its Constitution, foreign purchasers are required to notify Qantas, within 10 days of becoming registered, of their acquisition of a relevant interest in Qantas shares. Foreign Ownership Notifications are available from the Australian Stock Exchange or the Qantas Share Registry on (02) 8280 7390.

It is the order of receipt of complete Foreign Ownership Notifications which determines the priority for entry, upon reconciliation to a registered shareholding, to the Qantas Foreign Sub-Register.

Qantas investigates foreign share purchases and, upon reconciliation of the relevant Foreign Ownership Notifications to a registered shareholding, enters the purchases on the Qantas Foreign Sub-Register. Should the level of foreign ownership on the Qantas Foreign Sub-Register exceed 49%, the Qantas Constitution contains provisions to notify those foreign shareholders. Should such a Notice be required to be sent, it results in the registered holder of the offending shares not being entitled to vote the shares at a meeting of shareholders and it may lead to the disposal of those shares.

At this point, as a result of no Foreign Ownership Notifications being received in respect of a significant number of shares with foreign addresses, the level of foreign ownership on the Qantas Foreign Sub-Register is below 49%. As such, no notification process will commence until future reconciliations show the level of foreign ownership on the Qantas Foreign Sub-Register exceeding 49%.

Yours faithfully

Brett Johnson

**Qantas Airways Limited**
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

**Janine JSM11 Smith**

08/08/2003 12:02 PM

To: Emily EWA25 Wallace/SYD/QANTAS@QANTAS
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

---------------------- Forwarded by Janine JSM11 Smith/SYD/QANTAS on 08/08/2003 12:00 PM ---------------------------

From: ASX.Online@asx.com.au on 08/08/2003 11:42 AM
To: kathrynloader@qantas.com.au, brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 69008 as follows:
Release Time: 08-Aug-2003 11:42:21
ASX Code: QAN
File Name: 69008.pdf
Your Announcement Title: Update - Level of Foreign Relevant Interest in Qantas Shares

69008.pdf

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 21/08/2003

TIME: 09:44:13

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: Results for the Year ended 30/06/03

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

# *Media Release*

## QANTAS RESULTS

## FOR THE YEAR ENDED 30 JUNE 2003

## HIGHLIGHTS

- Profit before tax of $502.3 million
- Revenue of $11.4 billion
- Final dividend of 9 cents per share fully franked, taking total fully franked dividends for the year to 17 cents per share
- Earnings per share of 20.0 cents per share

# QANTAS REPORTS PROFIT BEFORE TAX OF $502.3 MILLION

**SYDNEY, 21 August 2003:** Qantas today announced a profit before tax of $502.3 million for the year ended 30 June 2003.

The net profit after tax was $343.5 million.

The Directors declared a fully franked final dividend of 9 cents per share, bringing the total fully franked dividends for the year to 17 cents per share.

The Chairman of Qantas, Margaret Jackson, said the result was pleasing given the negative circumstances existing in the airline industry.

"The fallout from 9/11, constant security alerts, acts of terrorism, the war in Iraq and the SARS pandemic have all affected both inbound and outbound travel," Ms Jackson said.

"The constant pressure on the industry has made planning extremely difficult.

"It is a tribute to all our staff and to our management that the company performed so well in those circumstances."

The Chief Executive Officer of Qantas, Geoff Dixon, said the lead-up and outbreak of the war in Iraq and SARS had combined to decimate the airline's profitability in the second half.

"After a record first half we saw all sections of our business come under severe strain in the second half, with inbound visitors to Australia falling by more than 20 per cent in some months and by up to 45 per cent on some Asian routes," he said.

This particularly impacted:

- Qantas domestic operations, where 15 per cent of all passengers come from inbound services; and
- The key international markets of Japan, Hong Kong, Singapore, Bangkok, the United Kingdom and Europe.

Mr Dixon said Qantas had acted quickly following the war and the outbreak of SARS to:

- reduce planned international flying by up to 20 per cent from April 2003;
- use accumulated leave to reduce staffing numbers by the equivalent of 2,500 full time employees between April and 30 June 2003 and by 1,000 between July and September 2003;
- implement a restructuring program involving 2,000 redundancies, 800 positions eliminated through attrition as well as hundreds of permanent positions being converted from full time to part time;
- freeze capital and discretionary expenditure;

- retire some older aircraft and defer delivery of some new aircraft;

- introduce a program to reduce planned capital expenditure in the 2003/04 financial year by $1 billion.

Mr Dixon said other issues that affected the second half result included increased competition and falling yields in the domestic business and a yield decline internationally as pricing was used to stimulate travel after the fear of SARS began to recede.

The introduction of a new fares package domestically from 1 July and a growing return of the inbound market had stabilised domestic yields and international yields were recovering as the "SARS recovery" fares leave the market.

Mr Dixon said the initiatives in response to the SARS outbreak had resulted in a one-off charge of $91 million for the write down of the 767-200 fleet, which would be retired by the end of the 2003/04 year, and were the major reason for the redundancy charge of $115 million.

He said the airline industry was still recovering from the "constant shocks" of the past two years.

The hard work on costs and product over a sustained period, and new strategies underway or to be implemented, provided the platform for Qantas to transition back to satisfactory levels of profitability over the next two to three years while re-equipping its fleet with modern, cost efficient aircraft.

The new initiatives included:

- a program called Sustainable Future that aims to reduce operating costs by $1 billion over two years;

- significant investment in the international airline product, including new airport lounges and new seating and interiors in all international aircraft; (see separate release);

- investment in, and changes to, the domestic airline that will provide better product, service and reliability, greater sales on the internet and a wider range of choice for passengers (see separate release);

- a further $6 billion investment over three years in new and more efficient aircraft;

- further growth of Australian Airlines into leisure markets where Qantas cannot attract satisfactory yields; and

- the introduction of a new business model that will see Qantas run stand–alone businesses for flying, airports, maintenance, freight, catering, Qantas Holidays and Qantas Defence Services (see separate release).

Mr Dixon said the need to continually make Qantas more efficient was the backbone of the Sustainable Future program.

'We intend to work closely with our people and all Unions, including the ACTU, to ensure we reduce costs and improve productivity," Mr Dixon said.

"Although this will not be easy and will certainly involve some difficulties, we are confident that it can be achieved in a constructive manner."

**Group Revenue**

Revenue for the year totalled $11.4 billion, an increase of $0.4 billion or 3.7 per cent. Excluding the impacts of foreign exchange rate movements, total revenue increased by 5.0 per cent.

Passenger revenue increased by 3.1 per cent, with RPKs growing 2.8 per cent and yield deteriorating by 1.7 per cent.

**Expenditure**

Total expenditure increased by 5.0 percent to $10.8 billion. Excluding the favourable impact of movements in foreign exchange rates, this increase amounted to 7.5 percent and was mainly due to costs associated with the 3.7 percent increase in capacity, higher depreciation due to new aircraft deliveries and the write down of the Boeing 767-200 fleet, higher manpower costs following EBA settlements, higher superannuation contributions and redundancy costs arising from the reorganisation program announced in April 2003.

Cost per Available Seat Kilometre, excluding the impact of exchange, increased by 1.2 per cent.

Fuel costs decreased by 1.9 per cent, or $29.6 million. The underlying fuel price was 15.8 per cent greater than last year, increasing costs by $209.2 million. However, hedging benefits were $107.6 million better than the previous year. While flying hours increased, fuel efficiency gains from new fleet acquisitions reduced litres consumed per hour, resulting in an overall activity saving of $5.3 million versus the prior year. Favourable foreign exchange rate movements also reduced fuel costs by $125.9 million.

There were also substantial cost increases in insurance, security costs and domestic airport charges which were largely recouped by direct passenger recoveries.

Net interest expense increased by 34.0 per cent or $16.4 million. Average net debt was $2.5 billion, $0.7 billion higher than the prior year. Interest rates were lower and $82.7 million of interest was capitalised into aircraft progress payments (compared with $77.0 million in the previous year).

The net impact of favourable foreign exchange movements was a $106.8 million benefit to profit

**International operations**

During the first half of the year, demand rebounded following 9/11. However, from January onwards, the threat of global terrorism, the war in Iraq and the SARS virus all adversely affected demand. Qantas international capacity was reduced by up to 20 per cent. Yields weakened as price led initiatives were introduced to boost flagging demand.

Australian Airlines commenced operations in late October 2002 and was profitable until March 2003. However, it recorded a loss for the June quarter due to the impact of the war in Iraq and SARS on international leisure travel in the Asia Pacific region.

Earnings before interest and tax (EBIT) for international operations, including Australian Airlines, totalled $206.9 million, up from $202.8 million last year. This result includes an EBIT loss of $54.5 million for the second half of the year.

International capacity is still approximately 10 per cent below the level at 11 September 2001. Yield (excluding the impact of unfavourable movements in foreign exchange) increased by 2.0 per cent.

**Domestic operations**

Domestic performance was adversely impacted by the effects of global events on the inbound market. While some outbound international travel switched to local destinations, this impact was confined to deep discount leisure travel. Additional capacity was added to the domestic market throughout the year, leading to increased levels of price competition.

QantasLink performance improved due to network rationalisation and the cessation of the loss making Beechcraft 1900 operations.

Domestic operations, including QantasLink, contributed $223.0 million in EBIT, down 34.5 per cent from last year. Yield deteriorated by 6.3 per cent versus the prior year (after excluding the unfavourable impact of foreign exchange movements) but was offset by a 10.2 per cent increase in load due to the airline's efforts to meet market demand following the collapse of Ansett. Domestic capacity was 11.4 per cent higher than the prior year while seat factors deteriorated by 0.9 percentage points.

**Qantas Holidays**

Qantas Holidays increased EBIT by 2.8 per cent to $43.6 million, primarily due to stronger domestic demand. While SARS and the Bali bombings severely reduced the demand for international tourism, the improved result was driven by generic growth in the domestic business together with the implementation of wide-ranging cost saving measures.

**Qantas Flight Catering**

Qantas Flight Catering's EBIT improved by $3.7 million, or 5.3 per cent, to $73.3 million. While the Iraq war and SARS adversely impacted volumes, this was offset in the first half by the international recovery following September 11 and additional new contracts. Overall meals produced increased by 4.5 percent and flights handled were up by 6.6 percent. SnapFresh, one of the most modern meal production centres in the world, commenced

sales of domestic and international economy meals to Qantas and a number of other major international airlines during the year.

**Balance Sheet and Cash Flow**

Cash flow from operations totalled $1,290.8 million, an increase of $147.5 million versus the prior year. This was due to favourable movements in working capital which more than offset the reduction in profitability.

Total capital expenditure of $3,137.2 million for the year predominantly related to aircraft progress payments, aircraft reconfiguration costs and engine modifications and spares.

Book debt to equity ratio moved from 49:51 at 30 June 2002 to 51:49 at 30 June 2003, principally as a result of the substantial investment in capital equipment made during the year. This impact was partly offset by the equity raised in the Share Entitlement Offer and strong operating cash flows.

**Proposed Strategic Alliance with Air New Zealand**

In November 2002, Qantas and Air New Zealand agreed, subject to regulatory and other approvals, that they would enter into a strategic alliance and Qantas would acquire an equity interest of up to 22.5 per cent in Air New Zealand. In December 2002, the two airlines lodged submissions with the Australian Competition and Consumer Commission and the New Zealand Commerce Commission. In April 2003, both authorities responded with unfavourable draft determinations. Qantas and Air New Zealand have responded to the draft determinations. The final determinations are due in late September 2003.

**Outlook**

While conditions in the aviation industry remain challenging and it is still early in the new financial year, Qantas expects to improve on its performance in 2003/04 while continuing to invest in its fleet, product and service.

---

The fully franked interim ordinary dividend of 9 cents per share is payable on 1 October 2003, with a record date (books close) of 3 September 2003.

**Issued by Qantas Corporate Communication (Q2947)**
**Media Enquiries: Michael Sharp - Telephone 02 9691 3469**

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 21/08/2003

TIME: 09:43:48

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 21/08/2003 09:43 AM

To: kathrynloader@qantas.com.au, brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 72058 as follows:
Release Time: 21-Aug-2003 09:43:42
ASX Code: QAN
File Name: 72058.pdf
Your Announcement Title: Appendix 4E - Preliminary Final Report

72058.pdf

# Appendix 4E

## Preliminary Final Report

Name of entity

**QANTAS AIRWAYS LIMITED**

| ABN or equivalent company reference | Half yearly *(tick)* | Preliminary final *(tick)* | Full year ended |
|---|---|---|---|
| **16 009 661 901** | | ✓ | **30 JUNE 2003** |

For announcement to the market

*Extracts from this report for announcement to the market*

| | | | $Am |
|---|---|---|---|
| Revenues from ordinary activities *(item 1.1)* | up | 3.7% | 11,374.9 |
| Profit (loss) from ordinary activities after tax attributable to members *(item 1.20)* | down | 19.7% | 343.5 |
| Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))* | | - | - |
| Net profit (loss) for the period attributable to members *(item 1.11)* | down | 19.7% | 343.5 |

| **Dividends (distributions)** | Amount per security | Franked amount per security |
|---|---|---|
| Final dividend *(item 15.4)* | 9.0c | 9.0c |
| Previous corresponding period *(item 15.5)* | 9.0c | 9.0c |

## Management Discussion and Analysis

The Qantas Group achieved a profit before tax for the year of $502.3 million, a decrease of $128.7 million or 20.4 percent versus the prior year.

Revenue from ordinary activities (item 1.1) rose by $406.1 million to $11.4 billion, an increase of 3.7 percent versus the prior year. Excluding the unfavourable impact of exchange, this increase amounted to 5.0 percent. Revenue Passenger Kilometres (RPKs) increased by 2.8 percent on increased capacity of 3.7 percent offset by a deterioration in yield (excluding exchange) of 0.4 percent.

Expenses from ordinary activities (item 1.2), which excludes net interest expense and the share of net profits from associates, increased by $491.9 million or 4.8 percent to $10.8 billion. Excluding the favourable impact of movements in foreign exchange rates, this increase amounted to 7.2 percent. Increased expenditure was mainly due to costs associated with the 3.7 percent increase in capacity, higher manpower costs following EBA settlements, redundancy costs arising from the restructuring program announced in April 2003 and higher depreciation due to new aircraft deliveries and the write down of the Boeing 767-200 fleet.

International operations contributed EBIT of $221.6 million, an increase of $18.8 million versus the prior year. RPKs reduced by 3.3 percent on reduced capacity of 3.4 percent, leading to an improvement in load factors of 0.1 percentage points. Yield, excluding the impact of adverse movements in foreign exchange, increased by 2.1 percent. After a strong first half performance, international operations were adversely impacted as the demand for international air travel reduced due to the threat of global terrorism, the war in Iraq and the SARS virus.

Domestic performance was adversely impacted by the effects of global events on the inbound market, and increasing competition. Domestic operations contributed $165.7 million in EBIT, a decrease of 44.4 percent over the prior year. RPKs increased by 11.5 percent while capacity grew by 13.3 percent leading to a reduction in load factors of 1.3 percentage points. Yield, excluding the impact of movements in foreign exchange rates, deteriorated by 5.8 percent.

EBIT for subsidiary businesses improved by $1.4 million or 0.8 percent due to improved performances by Qantas Holidays, QantasLink and Qantas Flight Catering. Australian Airlines, which commenced operations during the year recorded an EBIT loss $14.7 million after being severely impacted by the effects of the SARS virus on international air travel in the final quarter.

## Consolidated statement of financial performance

| | | Current year $Am | Prior year $Am |
|---|---|---|---|
| 1.1 | Revenues from ordinary activities *(see items 1.21 -1.23)* * ^ ** | 11,374.9 | 10,968.8 |
| 1.2 | Expenses from ordinary activities *(see items 1.24 & 1.25)* ^ ** | (10,817.5) | (10,325.6) |
| 1.3 | Borrowing Costs | (64.7) | (48.3) |
| 1.4 | Share of net profits (losses) of associates and joint venture entities *(see item 16.7)* | 9.6 | 36.1 |
| **1.5** | **Profit (loss) from ordinary activities before tax** | **502.3** | **631.0** |
| 1.6 | Income tax on ordinary activities | (155.7) | (201.7) |
| **1.7** | **Profit (loss) from ordinary activities after tax** | **346.6** | **429.3** |
| 1.8 | Profit (loss) from extraordinary items after tax *(see item 2.5)* | - | - |
| **1.9** | **Net profit (loss)** | **346.6** | **429.3** |
| 1.10 | Net profit (loss) attributable to outside equity interests | 3.1 | 1.3 |
| **1.11** | **Net profit (loss) for the year attributable to members** | **343.5** | **428.0** |
| **Non-owner transaction changes in equity** | | | |
| 1.12 | Increase (decrease) in reserves | - | 2.9 |
| 1.13 | Net exchange differences recognised in equity | (2.3) | (0.9) |
| 1.14 | Total transactions and adjustments recognised directly in equity *(items 1.12 and 1.13)* | (2.3) | 2.0 |
| **1.15** | **Total changes in equity not resulting from transactions with owners as owners** | **341.2** | **430.0** |

| **Earnings per security (EPS)** | | Current year (cents) | Prior year (cents) |
|---|---|---|---|
| 1.16 | Basic EPS | 20.0 | 29.1 |
| 1.17 | Diluted EPS | 19.8 | 28.9 |

* Excludes proceeds on sale of non-current assets of $36.7 million (2002: $52.0 million), and interest revenue of $107.7 million (2002: $69.3 million) which is included in borrowing costs.

** Passenger and freight revenue is now disclosed net of both sales discount and interline / IATA commission. Previously only sales discount was netted against revenue, with interline / IATA commission being shown as an expense item (refer to item 19.1 for further information). Comparatives have been adjusted accordingly.

^ Passenger recoveries are now disclosed as part of net passenger revenue. Previously passenger recoveries were netted against aircraft operating variable and other costs (refer to item 19.1 for further information). Comparatives have been adjusted accordingly.

## Notes to the consolidated statement of financial performance

## Profit (loss) from ordinary activities attributable to members

| | | Current year $Am | Prior year $Am |
|---|---|---|---|
| 1.18 | Profit (loss) from ordinary activities after tax *(item 1.7)* | 346.6 | 429.3 |
| 1.19 | Less (plus) outside equity interests | 3.1 | 1.3 |
| **1.20** | **Profit (loss) from ordinary activities after tax, attributable to members** | **343.5** | **428.0** |

## Revenue and expenses from ordinary activities

| | | Current year $Am | Prior year $Am |
|---|---|---|---|
| 1.21 | Revenue from sales or services | | |
| | Net Passenger Revenue * ^ | 8,992.8 | 8,718.5 |
| | Net Freight Revenue * | 511.3 | 518.8 |
| | Tour and Travel Sales | 696.3 | 674.4 |
| | Contract Work Revenue | 530.9 | 479.1 |
| | Other Sources ** | 643.6 | 578.0 |
| 1.22 | Interest revenue | 107.7 | 69.3 |
| | Interest expense | (172.4) | (117.6) |
| 1.23 | Other revenue | | |
| | Proceeds from sale of property, plant and equipment | 36.7 | 12.7 |
| | Proceeds from sale of investments | - | 39.3 |
| 1.24 | Details of expenses | | |
| | Manpower and Staff Related | 3,017.7 | 2,689.2 |
| | Selling and Marketing * | 546.6 | 608.2 |
| | Aircraft operating - Variable ^ | 2,405.0 | 2,287.4 |
| | Fuel and Oil | 1,540.4 | 1,570.0 |
| | Property | 286.5 | 264.3 |
| | Computer and Communication | 412.3 | 408.4 |
| | Depreciation and Amortisation | 891.4 | 693.5 |
| | Non-cancellable Operating Lease Rentals | 283.9 | 255.7 |
| | Tour and Travel Cost of Sales | 564.0 | 584.4 |
| | Capacity Hire | 381.6 | 499.9 |
| | Other ^ | 488.1 | 464.6 |
| | Specific expenses included in item 1.24 | | |
| | Cancellable operating lease payments | 149.6 | 140.5 |

* Passenger and freight revenue is now disclosed net of both sales discount and interline / IATA commission. Previously only sales discount was netted against revenue, with interline / IATA commission being shown as an expense item (refer to item 19.1 for further information). Comparatives have been adjusted accordingly.

^ Passenger recoveries are now disclosed as part of net passenger revenue. Previously passenger recoveries were netted against aircraft operating variable and other costs (refer to item 19.1 for further information). Comparatives have been adjusted accordingly.

** Revenue from other sources includes revenue from aircraft charters and leases, property income, Qantas Club and Frequent Flyer membership fees, freight terminal and service fees, commission revenue and other miscellaneous income.

## Revenue and expenses from ordinary activities (continued)

| | | Current year $Am | Prior year $Am |
|---|---|---|---|
| 1.25 | Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)* | 878.7 | 681.8 |
| **Capitalised outlays** | | | |
| 1.26 | Interest costs capitalised in asset values | 82.7 | 77.0 |

## Consolidated retained profits

| | | Current year $Am | Prior year $Am |
|---|---|---|---|
| 1.27 | Retained profits (accumulated losses) at the beginning of the financial year | 1,239.1 | 1,078.0 |
| 1.28 | Net profit (loss) attributable to members *(item 1.11)* | 343.5 | 428.0 |
| 1.29 | Net transfers from (to) reserves | - | - |
| 1.30 | Net effect of changes in accounting policies: | | |
| | AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" | 140.7 | - |
| | Revised AASB 1028 "Employee Benefits" | (3.7) | - |
| 1.31 | Dividends and other equity distributions paid or payable | (283.7) | (266.9) |
| **1.32** | **Retained profits (accumulated losses) at end of financial year** | **1,435.9** | **1,239.1** |

## Intangible and extraordinary items

| | | Consolidated - current year | | | |
|---|---|---|---|---|---|
| | | Before tax<br>$Am<br>(a) | Related tax<br>$Am<br>(b) | Related outside equity interests<br>$Am<br>(c ) | Amount (after tax) attributable to members<br>$Am<br>(d) |
| 2.1 | Amortisation of goodwill | (12.7) | - | - | (12.7) |
| 2.2 | Amortisation of other intangibles | - | - | - | - |
| **2.3** | **Total amortisation of intangibles** | **(12.7)** | - | - | **(12.7)** |
| 2.4 | Extraordinary items | - | - | - | - |
| **2.5** | **Total extraordinary items** | - | - | - | - |

| | Consolidated - prior year | | | |
|---|---|---|---|---|
| | Before tax<br>$Am<br>(a) | Related tax<br>$Am<br>(b) | Related outside equity interests<br>$Am<br>(c ) | Amount (after tax) attributable to members<br>$Am<br>(d) |
| Amortisation of goodwill | (11.7) | - | - | (11.7) |
| Amortisation of other intangibles | - | - | - | - |
| **Total amortisation of intangibles** | **(11.7)** | - | - | **(11.7)** |
| Extraordinary items | - | - | - | - |
| **Total extraordinary items** | - | - | - | - |

## Comparison of half year profits

| | | Current year $Am | Previous year $Am |
|---|---|---|---|
| 3.1 | Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half half yearly report). | 352.5 | 153.5 |
| 3.2 | Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half. | (9.0) | 274.5 |

## Consolidated statement of financial position

| | | At end of current year $Am | As shown in last annual report $Am | As in last half yearly report $Am |
|---|---|---|---|---|
| | **Current assets** | | | |
| 4.1 | Cash | 121.9 | 112.5 | 213.6 |
| 4.2 | Receivables | 2,867.0 | 2,386.6 | 2,849.2 |
| 4.3 | Net receivables under hedge/swap contracts | 330.9 | 697.7 | 628.5 |
| 4.4 | Inventories | 430.3 | 385.4 | 416.7 |
| 4.5 | Other | 204.3 | 173.5 | 168.7 |
| **4.6** | **Total current assets** | **3,954.4** | **3,755.7** | **4,276.7** |
| | **Non-current assets** | | | |
| 4.7 | Receivables | 176.5 | 240.0 | 187.3 |
| 4.8 | Net receivables under hedge/swap contracts | 1,014.9 | 1,398.0 | 1,264.3 |
| 4.9 | Investments (equity accounted) | 68.3 | 58.7 | 65.0 |
| 4.10 | Other investments | 101.9 | 15.6 | 111.0 |
| 4.11 | Property, plant and equipment (net) | 11,432.5 | 9,109.5 | 10,733.2 |
| 4.12 | Intangibles (net) | 119.6 | 161.0 | 126.8 |
| 4.13 | Future income tax benefit | 44.7 | 34.7 | 20.0 |
| 4.14 | Other | 61.0 | 28.3 | 57.1 |
| **4.15** | **Total non-current assets** | **13,019.4** | **11,045.8** | **12,564.7** |
| **4.16** | **Total assets** | **16,973.8** | **14,801.5** | **16,841.4** |
| | **Current liabilities** | | | |
| 4.17 | Payables | 2,109.1 | 2,382.3 | 2,418.0 |
| 4.18 | Interest bearing liabilities | 971.1 | 837.0 | 1,159.6 |
| 4.19 | Net payables under hedge/swap contracts | 46.6 | 430.8 | 319.5 |
| 4.20 | Tax liabilities/(refund) | (4.7) | 77.9 | 96.6 |
| 4.21 | Provisions excluding tax liabilities | 435.9 | 525.8 | 418.5 |
| 4.22 | Revenue received in advance | 1,158.4 | 1,285.2 | 1,015.1 |
| 4.23 | Deferred lease benefits/income | 50.6 | 42.4 | 45.6 |
| **4.24** | **Total current liabilities** | **4,767.0** | **5,581.4** | **5,472.9** |

## Consolidated statement of financial position (continued)

| | | At end of current year $Am | As shown in last annual report $Am | As in last half yearly report $Am |
|---|---|---|---|---|
| | **Non current liabilities** | | | |
| 4.25 | Payables | - | 33.7 | 33.5 |
| 4.26 | Interest bearing liabilities | 5,391.9 | 3,569.9 | 4,632.4 |
| 4.27 | Net payables under hedge/swap contracts | 340.9 | 150.8 | 135.4 |
| 4.28 | Deferred tax liability | 603.0 | 524.7 | 550.7 |
| 4.29 | Provisions excluding tax liabilities | 354.1 | 351.0 | 358.2 |
| 4.30 | Deferred lease benefits/income | 254.8 | 329.0 | 294.8 |
| 4.31 | Other non-current liabilities | - | 7.5 | 3.2 |
| **4.32** | **Total non-current liabilities** | **6,944.7** | **4,966.6** | **6,008.2** |
| **4.33** | **Total liabilities** | **11,711.7** | **10,548.0** | **11,481.1** |
| **4.34** | **Net assets** | **5,262.1** | **4,253.5** | **5,360.3** |
| | **Equity** | | | |
| 4.35 | Capital/contributed equity | 3,757.9 | 2,946.6 | 3,703.8 |
| 4.36 | Reserves | 54.0 | 56.3 | 56.5 |
| 4.37 | Retained profits | 1,435.9 | 1,239.1 | 1,586.9 |
| **4.38** | **Equity attributable to members of the company** | **5,247.8** | **4,242.0** | **5,347.2** |
| 4.39 | Outside equity interests in controlled entities | 14.3 | 11.5 | 13.1 |
| **4.40** | **Total equity** | **5,262.1** | **4,253.5** | **5,360.3** |

## Consolidated statement of cash flows

| | | Current year $Am | Prior year $Am |
|---|---|---|---|
| | **Cash flows related to operating activities** | | |
| 7.1 | Receipts from customers | 12,567.3 | 12,043.9 |
| 7.2 | Payments to suppliers and employees | (10,960.6) | (10,647.7) |
| 7.3 | Dividends received from associates | 7.0 | 13.1 |
| 7.4 | Interest and other items of similar nature received | 114.4 | 69.1 |
| 7.5 | Interest and other costs of finance paid | (268.1) | (169.2) |
| 7.6 | Income taxes paid | (169.2) | (165.9) |
| **7.7** | **Net operating cash flows** | **1,290.8** | **1,143.3** |
| | **Cash flows related to investing activities** | | |
| 7.8 | Payment for purchases of property, plant and equipment | (3,137.2) | (2,463.4) |
| | Receipts for aircraft security deposits | 197.7 | 124.6 |
| | Total payment for purchases of property, plant and equipment and aircraft security deposits | (2,939.5) | (2,338.8) |
| 7.9 | Proceeds from sale of property, plant and equipment | 36.7 | 12.7 |
| 7.10 | Payments for investments acquired net of cash | (92.9) | (19.3) |
| 7.11 | Proceeds from sale of equity investments | - | 39.3 |
| **7.15** | **Net investing cash flows** | **(2,995.7)** | **(2,306.1)** |
| | **Cash flows related to financing activities** | | |
| 7.16 | Proceeds from issues of securities (shares, options, etc) | 701.0 | 652.7 |
| 7.17 | Proceeds from borrowings | 3,205.2 | 2,269.9 |
| 7.18 | Repayment of borrowings | (798.3) | (1,109.7) |
| 7.19 | Dividends paid | (172.3) | (124.1) |
| **7.21** | **Net financing cash flows** | **2,935.6** | **1,688.8** |
| **7.22** | **Net increase (decrease) in cash held** | **1,230.7** | **526.0** |
| 7.23 | Cash at beginning of year *(see Reconciliation of cash)* | 785.2 | 259.2 |
| **7.24** | **Cash at end of year** *(see Reconciliation of cash)* | **2,015.9** | **785.2** |

## Non-cash financing and investing activities

*Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows.*

During the year 31,400,826 (2002: 34,074,200) shares were issued under the Dividend Reinvestment plan. Dividends settled in shares rather than cash during the year totalled $110.3 million (2002: $120.9 million).

## Reconciliation of cash

| | Reconciliation of cash at the end of the year (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | Current year $Am | Prior year $Am |
|---|---|---|---|
| 8.1 | Cash on hand and at bank | 88.6 | 26.0 |
| 8.2 | Deposits at call | - | - |
| 8.3 | Bank overdraft | - | - |
| 8.4 | Cash on call | 33.3 | 86.5 |
| | Short term money market securities and term deposits | 1,894.0 | 672.7 |
| **8.5** | **Total cash at end of year** *(item 7.24)* | **2,015.9** | **785.2** |

## Other notes to financial statements

### Ratios

| | | Current year | Prior year |
|---|---|---|---|
| 9.1 | **Profit before tax / revenue**<br>Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)* | 4.4% | 5.8% |
| 9.2 | Profit after tax / equity interests<br>Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the year *(item 4.38)* | 6.5% | 10.1% |

## Earnings per security (EPS)

*Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.*

The weighted average number of ordinary shares outstanding used in the calculation of Basic EPS and Diluted EPS (which included the effect of 36.4 million Executive Entitlements with a dilutive EPS impact of 12.1 million ordinary shares) was 1,721.2 million and 1,733.3 million respectively (2002:1,469.4 million and 1,481.9 million).

## NTA backing

| | | Current year | Prior year |
|---|---|---|---|
| 11.1 | Net tangible asset backing per ordinary security | $2.89 | $2.61 |

## Dividends

| | | |
|---|---|---|
| 15.1 | Date the dividend is payable | 1 October 2003 |
| 15.2 | Record date to determine entitlements to the dividend (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved) | 3 September 2003 |
| 15.3 | If it is a final dividend, has it been declared? | Yes |

## Amount per security

| | | Amount per security (cents) | Franked amount (cents) per security at 30% tax | Amount per security of foreign source dividend |
|---|---|---|---|---|
| | *(Preliminary final report only)* | | | |
| 15.4 | **Final dividend:** Current year - Final | 9.0 | 9.0 | - |
| 15.5 | Previous year - Final | 9.0 | 9.0 | - |
| | *(Half yearly and preliminary final report)* | | | |
| **15.6** | **Interim dividend:** Current year | 8.0 | 8.0 | - |
| 15.7 | Previous year | 8.0 | 8.0 | - |

## Total dividend per security (interim *plus* final)

| | | Current year (cents) | Previous year (cents) |
|---|---|---|---|
| 15.8 | Ordinary securities | 17.0 | 17.0 |

## Preliminary final report - final dividend on all securities

| | | Current period $Am | Previous corresponding period $Am |
|---|---|---|---|
| 15.9 | Ordinary securities | 159.7 | 140.7 |
| **15.10** | **Total** | **159.7** | **140.7** |

## Details of aggregate share of profits (losses) of associates and joint venture entities

| Group's share of associates' and joint venture entities': | | Current period $Am | Previous corresponding period $Am |
|---|---|---|---|
| 16.1 | Profit (loss) from ordinary activities before tax | 14.3 | 27.7 |
| 16.2 | Income tax on ordinary activities | (4.7) | (9.7) |
| **16.3** | **Profit (loss) from ordinary activities after tax** | **9.6** | **18.0** |
| 16.4 | Extraordinary items net of tax | - | - |
| **16.5** | **Net profit (loss)** | **9.6** | **18.0** |
| 16.6 | Adjustments on initial recognition | - | 18.1 |
| **16.7** | **Share of net profit (loss) of associates and joint venture entities** | **9.6** | **36.1** |

## Material interests in entities which are not controlled entities

*The economic entity has an interest (that is material to it) in the following entities.*

| *Name of entity* | Percentage of ownership interest held at end of year or date of disposal | | Contribution to net profit (loss) *(item 1.9)* | |
|---|---|---|---|---|
| | Current year | Prior year | Current year $Am | Prior year $Am |
| **17.1 Equity accounted associates and joint venture entities:** | | | | |
| - Air Pacific Limited | 46.32% | 46.32% | 5.7 | 0.5 |
| - Australian Air Express Pty Limited | 50.00% | 50.00% | 2.8 | 18.7 |
| - Hallmark Aviation Services LP | 49.00% | 49.00% | 1.5 | 4.6 |
| - Harvey Holidays Pty Limited | 50.00% | 50.00% | - | - |
| - Holidays Tours and Travel (Thailand) Limited | 36.80% | 36.80% | - | 0.7 |
| - Jupiter Air Oceania Limited | 47.62% | 47.62% | 0.1 | - |
| - TET Limited | 36.80% | 36.80% | - | - |
| - Travel Software Solutions Pty Limited (formerly known as Travel Industries Automated Systems Pty Limited) | 50.00% | 50.00% | (0.5) | 11.6 |
| **17.2 Total** | | | **9.6** | **36.1** |

## Issued and quoted securities at end of current period

*(Description includes rate of interest and any redemption or conversion rights together with prices and dates)*

| | **Category of securities** | Total number | Number quoted | Issue price per security (cents) | Amount paid up per security (cents) |
|---|---|---|---|---|---|
| **18.1** | **Preference securities** | - | - | - | - |
| **18.2** | **Ordinary securities** | **1,774,112,946** | **1,774,112,946** | **n/a** | **n/a** |
| 18.3 | Changes during current period<br>Increase through issues | | | | |
| | - DRP (2002 Final Dividend) | 14,068,609 | 14,068,609 | $3.9624 | $3.9624 |
| | - DRP (2003 Interim Dividend) | 17,332,217 | 17,332,217 | $3.1477 | $3.1477 |
| | - Equity Placements | 170,849,549 | 170,849,549 | $4.2000 | $4.2000 |
| | - Qantas Profitshare Scheme | 8,003,814 | 8,003,814 | Nil | Nil |
| **18.4** | **Options** | **See * below** | - | ***Exercise price*** | ***Expiry date (if any)*** |
| 18.5 | Issued during current period | See * below | - | See * below | See * below |
| 18.6 | Exercised during current period | See * below | - | See * below | See * below |
| 18.7 | Expired during current period | See * below | - | See * below | See * below |

## Qantas Long-Term Executive Incentive Plan

Qantas did not issue any Entitlements under the Qantas Long-Term Executive Incentive Plan during the year.

Existing Entitlements may vest between three and five years following award date, conditional on the Executives remaining as employees of the Qantas Group and on the achievement of specific performance hurdles set by the Board. To the extent that any Entitlements vest, they may be converted into shares within eight years of award in proportion to the gain in share price from the date the Entitlements are awarded to the date they are converted to shares. Entitlements not converted to shares within eight years of the award will expire.

The total number of outstanding Entitlements at 30 June 2003 is as follows:

| | |
|---|---|
| Entitlements available for vesting at 30 June 2002 | 37,601,500 |
| Entitlements issued during the year | - |
| Entitlements lapsed during the year | (1,055,417) |
| Entitlements vested during the year | (5,193,595) |
| Entitlements available for vesting at 30 June 2003 | 31,352,488 |
| | |
| Vested Entitlements at 30 June 2002 | - |
| Entitlements vested during the year | 5,193,595 |
| Vested Entitlements lapsed during the year | (125,083) |
| Vested Entitlements exercised during the year | - |
| Total vested Entitlements available at 30 June 2003 | 5,068,512 |
| | |
| Total vested and non vested Entitlements available at 30 June 2003 | 36,421,000 |

## Segment Reporting

Qantas operates predominantly in three business segments, being Aircraft Operations, Tours and Travel and Catering.

| **Analysis by business segments** | Aircraft Operations $m | | Tours and Travel $m | | Catering $m | | Eliminations $m | | Consolidated $m | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Jun-03 | Jun-02 | Jun-03 | Jun-02 | Jun-03 | Jun-02 | Jun-03 | Jun-02 | Jun-03 | Jun-02 |
| **Revenue** | | | | | | | | | | |
| External Segment Revenue | 10,525.9 | 10,140.3 | 696.3 | 674.4 | 152.7 | 154.1 | - | - | 11,374.9 | 10,968.8 |
| Inter-Segment Revenue | 404.4 | 477.7 | 337.9 | 451.7 | 353.0 | 335.9 | (1,095.3) | (1,265.3) | - | - |
| **Total Segment Revenue** | **10,930.3** | **10,618.0** | **1,034.2** | **1,126.1** | **505.7** | **490.0** | **(1,095.3)** | **(1,265.3)** | **11,374.9** | **10,968.8** |
| Share of Net Profit of Associates | 9.6 | 35.4 | - | 0.7 | - | - | - | - | 9.6 | 36.1 |
| Earnings before interest and tax | 450.1 | 567.3 | 43.6 | 42.4 | 73.3 | 69.6 | - | - | 567.0 | 679.3 |
| Net interest expense | | | | | | | | | 64.7 | 48.3 |
| Profit from ordinary activities Before Tax | | | | | | | | | 502.3 | 631.0 |
| Income Tax Expense | | | | | | | | | 155.7 | 201.7 |
| **Net Profit** | | | | | | | | | **346.6** | **429.3** |
| Depreciation and Amortisation | 879.0 | 680.7 | 1.7 | 1.8 | 10.7 | 11.0 | - | - | 891.4 | 693.5 |
| Non-Cash Expenses / (Income) | (152.7) | (45.8) | (2.6) | (1.6) | 0.2 | (1.8) | - | - | (155.1) | (49.2) |
| **Assets** | | | | | | | | | | |
| Segment Assets | 16,204.9 | 14,342.9 | 344.8 | 307.7 | 174.6 | 176.7 | 181.2 | (84.5) | 16,905.5 | 14,742.8 |
| Equity Accounted Investments | 67.2 | 57.6 | 1.1 | 1.1 | - | - | - | - | 68.3 | 58.7 |
| **Consolidated Total Assets** | **16,272.1** | **14,400.5** | **345.9** | **308.8** | **174.6** | **176.7** | **181.2** | **(84.5)** | **16,973.8** | **14,801.5** |
| **Liabilities** | **11,337.9** | **10,442.0** | **256.0** | **254.4** | **125.1** | **117.2** | **(7.3)** | **(265.6)** | **11,711.7** | **10,548.0** |
| **Consolidated Total Liabilities** | **11,337.9** | **10,442.0** | **256.0** | **254.4** | **125.1** | **117.2** | **(7.3)** | **(265.6)** | **11,711.7** | **10,548.0** |
| Acquisition of Non-current Assets | 3,128.4 | 2,445.8 | 1.9 | 2.3 | 6.9 | 15.3 | - | - | 3,137.2 | 2,463.4 |

## Segment reporting (continued)

Passenger, freight and other services revenue from domestic services within Australia is attributed to the Australian area. Passenger, freight and other services revenue from inbound and outbound services between Australia and overseas is allocated proportionately to the area in which the sale was made. Other operating revenue is not allocated to a geographic area as it is impractical to do so.

For the year ended 30 June 2003, the principal assets of the business comprised the aircraft fleet, all (except one) of which were registered and domiciled in Australia. These assets are used flexibly across the route network. Accordingly there is no suitable basis of allocating such assets and the related liabilities between geographic areas.

Operating profit resulting from turnover generated in each geographic area according to origin of sale is not disclosed as it is neither practical nor meaningful to allocate the Group's operating expenditure on that basis.

## Analysis of total revenue by geographic region

This analysis is by geographic sales region and does not represent revenue by route group.

| | Current year $Am | Previous year $Am |
|---|---|---|
| **Passenger, freight and other services revenue** | | |
| Australia | 6,449.0 | 5,987.8 |
| United Kingdom and Europe | 904.6 | 913.1 |
| Japan | 574.0 | 712.3 |
| South East Asia/North East Asia | 481.4 | 713.9 |
| The Americas and the Pacific | 813.2 | 872.9 |
| New Zealand | 404.0 | 357.8 |
| Other Regions (Africa, South America) | 221.4 | 140.2 |
| | **9,847.6** | **9,698.0** |
| **Other operating revenue** | | |
| Tours and Travel | 696.3 | 674.4 |
| Other unallocated revenue | 831.0 | 596.4 |
| **Total sales and operating revenue** | **11,374.9** | **10,968.8** |
| **Other revenue** | | |
| Interest revenue | 107.7 | 69.3 |
| Proceeds from sale of property, plant and equipment | 36.7 | 12.7 |
| Proceeds from sale of investments | - | 39.3 |
| **Total other revenue** | **144.4** | **121.3** |
| **Total revenue** | **11,519.3** | **11,090.1** |

## Comments by directors

19.1 Reclassification of financial information

From 1 July 2002, Qantas changed the definition of passenger and freight revenue. Revenue is now disclosed net of both sales discount and interline / IATA commission. Previously only sales discount was netted against revenue, with interline / IATA commission being shown as an expense item. The impact of this definitional change for the prior year is to decrease both revenue and sales and marketing expenditure by $550.5m. Comparatives have been adjusted accordingly.

From 1 July 2003, Qantas changed the disclosure of passenger recoveries. Passenger recoveries are now disclosed as part of net passenger revenue. Previously passenger recoveries were netted against aircraft operating variable and other costs. The impact of this change for the prior year is to increase both net passenger revenue and aircraft operating variable and other costs by $196.7m. Comparatives have been adjusted accordingly.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period

Refer to the Management Discussion and Analysis.

19.3 A description of each event since the end of the current period which has had a material effect and is not related to matters already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible)

None.

## Comments by directors (continued)

19.4 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows:
*(Disclose changes in half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the Preliminary Final report in accordance with AASB 1001: Accounting Policies-Disclosure).*

**Provisions, contingent liabilities and contingent assets**
The consolidated entity has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" (issued in October 2001) for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:
$140.7m increase in opening retained profits
$140.7m decrease in provision for dividends.

There was no impact on profit or loss for the reporting period to 30 June 2003.

**Employee benefits**
The consolidated entity has applied the revised AASB 1028 "Employee Benefits" (issued in June 2001) for the first time from 1 July 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates Qantas expects to pay as at each reporting date, not wages and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:
$5.3m increase in provision for employee benefits
$3.7m decrease in opening retained profits
$1.6m increase in future income tax benefit.

There was no material impact on profit or loss for the reporting period to 30 June 2003.

19.5 Revision in estimates of amount reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

None.

19.6 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last annual report.

None.

## Annual Meeting

The annual meeting will be held as follows:

| | |
|---|---|
| Place | Adelaide |
| Date | Thursday 16 October 2003 |
| Time | 2:00 PM |
| Approximate date the annual report will be available | Week commencing 15 September 2003 |

## Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Groups Consensus Views or other standards applicable to ASX.

2 This report is based on accounts which are in the process of being audited.

3 The entity has a formally constituted Audit Committee.

Sign here: [signature] Date: 21 AUGUST 2003
(General Counsel & Company Secretary)

Print name: Brett Stuart Johnson

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

| OPERATIONAL STATISTICS<br>FOR THE YEAR ENDED 30 JUNE 2003<br><br>(Unaudited) | | Year Ended 30 Jun 2003 | Year Ended 30 Jun 2002 | Percentage Increase/ (Decrease) |
|---|---|---|---|---|
| **DOMESTIC - SCHEDULED SERVICES** | | | | |
| *TRAFFIC AND CAPACITY* | | | | |
| Passengers carried | 000 | 16,789 | 15,063 | 11.5 |
| Revenue passenger kilometres (RPK) | m | 22,496 | 20,168 | 11.5 |
| Available seat kilometres (ASK) | m | 28,754 | 25,373 | 13.3 |
| Revenue seat factor | % | 78.2 | 79.5 | (1.3) pts |
| **INTERNATIONAL - SCHEDULED SERVICES** | | | | |
| *TRAFFIC AND CAPACITY* | | | | |
| Passengers carried | 000 | 8,296 | 8,424 | (1.5) |
| Revenue passenger kilometres (RPK) | m | 50,859 | 52,609 | (3.3) |
| Available seat kilometres (ASK) | m | 64,920 | 67,237 | (3.4) |
| Revenue seat factor | % | 78.3 | 78.2 | 0.1 pts |
| Revenue freight tonne kilometres (RFTK) | m | 1,530 | 1,598 | (4.3) |
| **CORE AIRLINE - SCHEDULED SERVICES** | | | | |
| *TRAFFIC AND CAPACITY* | | | | |
| Passengers carried | 000 | 25,085 | 23,487 | 6.8 |
| Revenue passenger kilometres (RPK) | m | 73,355 | 72,777 | 0.8 |
| Available seat kilometres (ASK) | m | 93,674 | 92,610 | 1.1 |
| Revenue seat factor | % | 78.3 | 78.6 | (0.3) pts |
| Average passenger journey length | km | 2,924 | 3,099 | (5.6) |
| Available tonne kilometres (ATK) | m | 12,506 | 12,317 | 1.5 |
| *FINANCIAL* | | | | |
| Yield (passenger revenue per RPK) | c | 10.74 | 10.84 | (0.9) |
| *PRODUCTIVITY* | | | | |
| Average full-time employee strength | # | 27,966 | 26,768 | 4.5 |
| RPK per employee | 000 | 2,623 | 2,719 | (3.5) |
| ASK per employee | 000 | 3,350 | 3,460 | (3.2) |
| Aircraft utilisation (average per day) | Hrs | 10.7 | 11.3 | (0.6) hrs |
| **QANTASLINK - SCHEDULED SERVICES** | | | | |
| *TRAFFIC AND CAPACITY* | | | | |
| Passengers carried | 000 | 3,527 | 3,641 | (3.1) |
| Revenue passenger kilometres (RPK) | m | 2,332 | 2,357 | (1.1) |
| Available seat kilometres (ASK) | m | 3,233 | 3,334 | (3.0) |
| Revenue seat factor | % | 72.1 | 70.7 | 1.4 pts |
| **AUSTRALIAN AIRLINES - SCHEDULED SERVICES** | | | | |
| *TRAFFIC AND CAPACITY* | | | | |
| Passengers carried | 000 | 272 | 0 | n/a |
| Revenue passenger kilometres (RPK) | m | 1,538 | 0 | n/a |
| Available seat kilometres (ASK) | m | 2,602 | 0 | n/a |
| Revenue seat factor | % | 59.1 | n/a | n/a |
| **TOTAL GROUP OPERATIONS** | | | | |
| *TRAFFIC AND CAPACITY* | | | | |
| Passengers carried | 000 | 28,884 | 27,128 | 6.5 |
| Revenue passenger kilometres (RPK) | m | 77,225 | 75,134 | 2.8 |
| Available seat kilometres (ASK) | m | 99,509 | 95,944 | 3.7 |
| Revenue seat factor | % | 77.6 | 78.3 | (0.7) pts |
| Aircraft in service at period end | # | 196 | 193 | 3 units |
| *FINANCIAL* | | | | |
| Yield (passenger revenue per RPK) | c | 11.15 | 11.34 | (1.7) |
| *PRODUCTIVITY* | | | | |
| Average full-time equivalent employees | # | 34,872 | 33,044 | 5.5 |
| RPK per employee | 000 | 2,215 | 2,274 | (2.6) |
| ASK per employee | 000 | 2,854 | 2,904 | (1.7) |

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

| DETAILED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE (Unaudited) | Year Ended 30 Jun 2003 $m | Year Ended 30 Jun 2002 $m | Percentage Increase/ (Decrease) % |
|---|---|---|---|
| **Sales and Operating Revenue** | | | |
| Net Passenger Revenue *# | 8,992.8 | 8,718.5 | 3.1 |
| Net Freight Revenue * | 511.3 | 518.8 | (1.4) |
| Tour and Travel Sales | 696.3 | 674.4 | 3.2 |
| Contract Work Revenue | 530.9 | 479.1 | 10.8 |
| Other Sources ^ ** | 643.6 | 578.0 | 11.3 |
| **Sales and Operating Revenue** | **11,374.9** | **10,968.8** | **3.7** |
| **Expenditure** | | | |
| Manpower and Staff Related | 3,017.7 | 2,689.2 | 12.2 |
| Selling and Marketing * | 546.6 | 608.2 | (10.1) |
| Aircraft Operating - Variable # | 2,405.0 | 2,287.4 | 5.1 |
| Fuel and Oil | 1,540.4 | 1,570.0 | (1.9) |
| Property | 286.5 | 264.3 | 8.4 |
| Computer and Communication | 412.3 | 408.4 | 1.0 |
| Depreciation and Amortisation | 891.4 | 693.5 | 28.5 |
| Non-Cancellable Operating Lease Rentals | 283.9 | 255.7 | 11.0 |
| Tour and Travel Cost Of Sales | 564.0 | 584.4 | (3.5) |
| Capacity Hire | 381.6 | 499.9 | (23.7) |
| Other # | 488.1 | 464.6 | 5.1 |
| Share of Net Profit of Associates | (9.6) | (36.1) | 73.4 |
| **Expenditure** | **10,807.9** | **10,289.5** | **5.0** |
| **Earnings Before Interest and Tax (EBIT)** | **567.0** | **679.3** | **(16.5)** |
| Net Borrowing Costs | 64.7 | 48.3 | 34.0 |
| **Profit from Operating Activities Before Related Income Tax Expense** | **502.3** | **631.0** | **(20.4)** |
| Income Tax Expense Relating to Ordinary Activities | 155.7 | 201.7 | (22.8) |
| **Net Profit** | **346.6** | **429.3** | **(19.3)** |
| Outside Equity Interest in Net Profit | (3.1) | (1.3) | (138.5) |
| **Net Profit Attributable to Members of the Company** | **343.5** | **428.0** | **(19.7)** |
| **Earnings Per Share (cents)** | **20.0** | **29.1** | **(31.3)** |

* Passenger and freight revenue is now disclosed net of both sales discount and interline / IATA commission. Previously only sales discount was netted against revenue, with interline / IATA commission being shown as an expense item. Comparatives have been adjusted accordingly.

\# Passenger recoveries are now disclosed as part of net passenger revenue. Previously passenger recoveries were netted against aircraft operating variable and other costs. Comparatives have been adjusted accordingly.

** Excludes proceeds on sale of non-current assets of $36.7 million (2002: $52.0 million), and interest revenue of $107.7 million (2002: $69.3 million) which is included in borrowing costs.

^ Revenue from "Other Sources" includes revenue from aircraft charters and leases, property income, Qantas Club and Frequent Flyer membership fees, freight terminal and service fees, commission revenue, and other miscellaneous income.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

| CONSOLIDATED EARNINGS BEFORE INTEREST AND TAX (Unaudited) | Year Ended 30 Jun 2003 $m | % of Group Total | Year Ended 30 Jun 2002 $m | % of Group Total |
|---|---|---|---|---|
| International Airline Operations | 221.6 | 39.1 | 202.8 | 29.9 |
| Domestic Airline Operations | 165.7 | 29.2 | 298.2 | 43.9 |
| Subsidiary Operations: + | | | | |
| Qantas Holidays Group | 43.6 | 7.7 | 42.4 | 6.2 |
| QantasLink Group | 57.3 | 10.1 | 42.5 | 6.3 |
| Qantas Flight Catering Group | 73.3 | 12.9 | 69.6 | 10.2 |
| Australian Airlines | (14.7) | (2.6) | 0.0 | 0.0 |
| Qantas Defence Services | 4.5 | 0.8 | (9.1) | (1.3) |
| Equity Accounting | 9.6 | 1.7 | 36.1 | 5.3 |
| Other Subsidiaries | 6.1 | 1.1 | (3.2) | (0.5) |
| Total Subsidiary Operations | 179.7 | 31.7 | 178.3 | 26.2 |
| **Group Earnings Before Interest and Tax** | **567.0** | **100.0** | **679.3** | **100.0** |

+ Subsidiary Operations Earnings Before Interest and Tax includes profit earned on services provided to Qantas Airways Limited

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

| CONSOLIDATED DEBT, GEARING AND CAPITALISATION OF NON-CANCELLABLE OPERATING LEASES (Unaudited) | As at 30 June 2003 $m | As at 30 June 2002 $m | Percentage Change % |
|---|---|---|---|
| **Statement of Financial Position Equity** | 5,262.1 | 4,253.5 | 23.7 |
| **On Balance Sheet Debt**[1] | | | |
| Current Debt | 971.1 | 837.0 | 16.0 |
| Non-current Debt[2] | 5,391.9 | 3,569.9 | 51.0 |
| Swap Offset[3] | (1,076.1) | (1,307.9) | (17.7) |
| Cash and Cash Equivalents[4] | (2,211.0) | (1,194.4) | 85.1 |
| Net Debt | 3,075.9 | 1,904.6 | 61.5 |
| **Off Balance Sheet Debt** | | | |
| Present Value of Non-Cancellable Operating Leases | 2,105.6 | 2,205.4 | (4.5) |
| Net Debt including Off Balance Sheet Debt | 5,181.5 | 4,110.0 | 26.1 |
| **Revenue Hedge Receivables**[5] | 117.7 | (206.2) | (157.1) |
| Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivables | 5,299.2 | 3,903.8 | 35.7 |
| **Statement of Financial Position including Off Balance Sheet Debt** | | | |
| Total Assets | 18,885.4 | 16,613.4 | 13.7 |
| Total Liabilities | 13,719.6 | 12,574.5 | 9.1 |
| Total Equity | 5,165.8 | 4,038.9 | 27.9 |
| **Net Debt to Net Debt and Equity** | 37 : 63 | 31 : 69 | n/a |
| **Net Debt to Net Debt and Equity (including Off Balance Sheet Debt)** | 50 : 50 | 50 : 50 | n/a |
| **Net Debt to Net Debt and Equity (including Off Balance Sheet Debt and Revenue Hedge Receivables)** | 51 : 49 | 49 : 51 | n/a |
| **Working Capital Ratio** | 45 : 55 | 40 : 60 | n/a |

**Notes**

1. On balance sheet debt includes bank and other loans and lease liabilities.
2. Non current debt excludes debt available to be set-off against non-current assets.
3. Swap offset is the net swap receivable calculated by aggregating the swap component of net receivables under hedge/swap contracts and net payables under hedge/swap contracts.
4. Cash and cash equivalents (included in the statement of financial position categories of cash and current receivables) include bills of exchange and promissory notes, negotiable securities and security and term deposits. The non-current bills of exchange and aircraft security deposits have been pledged as security to providers of aircraft finance.
5. Revenue Hedge Receivables are included in the statement of financial position until the revenue to which they relate is realised. Debt to equity shown in this table is inclusive of foreign exchange movements which are effectively hedged by the balance deferred in the balance sheet. The debt to equity calculation has therefore been shown on both a hedged and unhedged debt positior

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

| CONSOLIDATED NET INTEREST AS A PERCENTAGE OF AVERAGE NET DEBT (Unaudited) | Year Ended 30 June 2003 $m | Year Ended 30 June 2002 $m |
|---|---|---|
| **Borrowing Costs** | | |
| Net Borrowing Costs | 64.7 | 48.3 |
| Capitalised Interest | 82.7 | 77.0 |
| Interest on Non-cancellable Operating Leases | 113.2 | 119.4 |
| **Adjusted Net Interest Expense** | **260.6** | **244.7** |
| **Average Net Debt *** | | |
| Average Net Debt Including Off Balance Sheet Debt | 4,645.8 | 3,952.0 |
| Average Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivable | 4,601.5 | 3,684.1 |
| **Adjusted Net Borrowing Costs as a Percentage of:** | | |
| Average Net Debt Including Off Balance Sheet Debt | 5.6 | 6.2 |
| Average Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivable | 5.7 | 6.6 |

* Average Net Debt balances are calculated on a weighted average basis.

# Media Release

## QANTAS DISAPPOINTED WITH ACCC FINAL DETERMINATION

**SYDNEY, 9 September 2003:** Qantas said today it was extremely disappointed in the Australian Competition and Consumer Commission's decision to reject its proposed alliance with Air New Zealand.

The Chief Executive Officer of Qantas, Geoff Dixon, said it was particularly disappointing that the ACCC had not properly taken into account significant additional information and expert evidence that had been provided to the ACCC following its draft determination in April 2003.

"There has been a stark contrast between the process followed by the New Zealand Commerce Commission and that followed by the ACCC," Mr Dixon said.

"Last month, the New Zealand Commerce Commission held a six day public forum to hear evidence in person from interested parties and to examine new evidence submitted after its draft determination in April.

"This was an extremely informative week that, we believe, resulted in the New Zealand Commerce Commission gaining a much better understanding of the rationale for the Qantas/Air New Zealand alliance.

"The ACCC took a very narrow view of competition and consumer interests in its April draft determination, either ignoring or underestimating the significant structural challenges facing airlines around the world.

"This approach has continued, with the ACCC not adequately considering the significant further changes in our industry, including in our region, over the past five months."

Mr Dixon said Qantas was reviewing the lengthy Determination in detail to determine the appropriate response, including the possibility of an appeal to the Australian Competition Tribunal.

**Issued by Qantas Corporate Communication (Q2958)**
**Media Enquiries: Michael Sharp - Telephone 02 9691 3469**

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 09/09/2003

TIME: 10:34:49

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Disappointed with ACCC Final Determination

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

# Qantas Airways Limited (QAN)

| Category : | Date : | Shares : | Percentage : |
|---|---|---|---|
| Note : Last announced to the ASX : | 08/08/2003 | 890,300,843 | 50.18 |
| **672A Notice Date :** | 19/08/2003 | | |
| **Issued Capital :** | | **1,774,112,946** | 100.0000 |
| **672A Purchases :** | | **96,670,771** | 5.4490 |
| | | | |
| Foreign Beneficial Register brought forward : | | 786,450,131 | 44.3292 |
| Foreign Retail Register brought forward : | | 6,586,706 | 0.3713 |
| Total Foreign Register brought forward from | 14/07/2003 | 793,036,837 | 44.7005 |
| | | | |
| Purchases Reconciled to FONs : | | 7,045,920 | 0.3972 |
| FONs for Retail Holders : | | 286,883 | 0.0162 |
| | | | |
| Sales : | | (86,359,840) | (4.8678) |
| | | | |
| **Foreign register at:** | 19/08/2003 | 714,009,800 | 40.2460 |
| Retail Register carries forward: | | 6,873,589 | 0.3874 |
| Beneficial Register carries forward : | | 707,136,211 | 39.8586 |
| | | | |
| Current Retail report : | | 12,096,422 | 0.6818 |
| Retail Holders on Register : | | (6,586,706) | (0.3713) |
| Retail Holders without FONs: | | 5,509,716 | 0.3106 |
| | | | |
| FONs reconcilable to 672A increases : | | - | - |
| | | | |
| 672A increases without FONs : | | 89,624,851 | 5.0518 |
| | | | |
| FONs equalling less than the purchase amount : | | - | - |
| | | | |
| FONs reconcilable to a 672A that is 0 or a sale : | | - | - |
| | | | |
| FONs with no match to a 672A : | | 130,000 | 0.0073 |
| | | | |
| Unmatched FONs post 672A Notice Date : | 25/08/2003 | 403,127 | 0.0227 |
| | | | |
| **Potential Foreign Ownership Level :** | | 809,677,494 | 45.6384 |

Direct fax: 02 8280 7888

5 September 2003

Mr Brett Johnson
General Counsel
Qantas Airways Limited
Qantas Centre Building A/9
203 Coward Street
MASCOT NSW 2020

Dear Brett

**Foreign Register Maintenance and Reconciliation**

Please find enclosed an updated Foreign Ownership Status Report as at 19 August 2003.

The Potential Foreign Ownership Level is currently 45.6384%. The previous level announced to the market was 50.18%. Accordingly, there has been a movement of more than 1% downwards since the last announcement.

If you have any queries regarding the attached reconciliation, please do not hesitate to contact me.

Yours sincerely

**Russell Mailler**
Senior Client Relationship Manager
02 8280 7746

General Counsel
**Brett Johnson**

5 September 2003

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

**Update on the Level of Foreign Relevant Interest in Qantas Shares**

Under the Qantas Constitution, the maximum aggregate level of relevant interest that foreign persons are permitted to hold in Qantas is 49%.

On 8 August 2003, Qantas advised the market that foreign persons had a relevant interest in approximately 50.18% of the Qantas issued share capital.

Listing Rule 3.19.1 requires that Qantas advise the market when the level of foreign relevant interest changes by more than 1%.

Based on the most recent reconciliation, Qantas advises the market that recent foreign sales have resulted in foreign persons having a relevant interest in approximately 45.64% of Qantas shares.

**Notification Obligations**

Qantas reminds the market that, under its Constitution, foreign purchasers are required to notify Qantas, within 10 days of becoming registered, of their acquisition of a relevant interest in Qantas shares. Foreign Ownership Notifications are available from the Qantas Share Registry on (02) 8280 7390.

It is the order of receipt of complete Foreign Ownership Notifications which determines the priority for entry, upon reconciliation to a registered shareholding, to the Qantas Foreign Sub-Register.

Qantas investigates foreign share purchases and, upon reconciliation of the relevant Foreign Ownership Notifications to a registered shareholding, enters the purchases on the Qantas Foreign Sub-Register. Should the level of foreign ownership on the Qantas Foreign Sub-Register exceed 49%, the Qantas Constitution contains provisions to notify those foreign shareholders. Should such a Notice be required to be sent, it results in the registered holder of the offending shares not being entitled to vote the shares at a meeting of shareholders and it may lead to the disposal of those shares.

Yours faithfully

Brett Johnson

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 05/09/2003

TIME: 10:50:21

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Update on the Level of Relevant Foreign Interest

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

QANTAS

# *Media Release*

## QANTAS STATEMENT ON SECURITY

**SYDNEY, [illegible] September 2003:** The Chief Executive Officer of Qantas, Geoff Dixon, said today there was no specific intelligence that Australian aviation interests at home or abroad were at risk from shoulder-fired surface-to-air missiles.

"Security and safety are paramount at Qantas and we take our responsibilities in relation to aviation security extremely seriously," Mr Dixon said.

"In Australia, the Federal Government, Qantas and the industry in general have been at the forefront of the implementation of enhanced security measures since the events of 9/11.

"Qantas has tripled its expenditure on security since the events of 9/11 and the company spent more than $180 million on security measures during the 2002/03 financial year."

Mr Dixon said that it was important for the industry to achieve a strategic balance between financial sustainability and the provision of safe and secure national and international transportation.

He said discussion about shoulder-fired surface-to-air missiles highlighted the need for a balanced approach to aviation security.

"Where there is a risk, the most effective preventive strategy is for the relevant Government to identify likely launch areas around airports – not for commercial airlines to install anti-missile systems such as those currently used on military aircraft.

"The cost of installing such anti-missile systems is huge and their effectiveness is very uncertain. It would cost Qantas US$442 million, about A$692 million, to install the proper systems on just our international fleet of Boeing 747s and 767s."

Mr Dixon said that a safe, secure and viable commercial aviation industry was essential to the economic and social well being of Australia.

"Qantas is committed to working with the Government and other industry stakeholders to achieve a security regime which delivers the best outcomes for Australian commercial aviation," he said.

**Issued by Qantas Corporate Communication (Q2956)**
**Media Inquiries: Michael Sharp – Telephone (02) 9691 3469**

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 04/09/2003

TIME: 18:24:03

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Statement on Security

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

General Counsel
**Brett Johnson**

4 September 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

## NEW ISSUE ANNOUNCEMENT

**Qantas Airways Limited** (ABN 16 009 661 901) provides the following information pursuant to Listing Rule 3.10.3:

| | | |
|---|---|---|
| 1. | Class of securities to be issued: | Ordinary Shares |
| 2. | Number of securities to be issued (if known) or maximum number which may be issued: | The number of shares to be issued will be based on the issue price. |
| 3. | Principal terms of the securities to be issued: | Shares will be issued in accordance with the Qantas Constitution and rank pari pasu with other Ordinary Shares. |
| 4. | Issue price or consideration: | The issue price will be based on the volume weighted average price of all Qantas shares traded on the Australian Stock Exchange on the ten trading days following the Record Date for the final dividend (3 September 2003). |
| 5. | Purpose of the issue: | To issue shares to participants in the Qantas Dividend Reinvestment Plan (DRP) and under an Agreement whereby the DRP is to be fully underwritten. The Qantas final dividend to be paid on 1 October 2003 is 9¢ per share. |
| 6. | Whether Qantas will seek security holder approval in relation to the proposed issue of securities: | No |
| 7. | Whether the issue will be to a class do security holders: | No |

Qantas will immediately advise the ASX if there is a change to the above information.

Please contact me if you have any questions.

Yours faithfully

Brett Johnson
General Counsel

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 04/09/2003

TIME: 09:21:21

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

New Issue Announement Re: DRP Ordinary Shares

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from 1 July 2003
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

General Counsel
**Brett Johnson**

~~DJLS~~
File - ASX

26 August 2003

The Manager – Companies
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

Dear Sir

**Qantas Property Review**

In response to recent media speculation, Qantas confirms that it is undertaking a full review of its property assets, including the domestic freight and passenger terminals, to determine whether these should be retained or sold.

The review should take up to six months. The market will be kept informed of any material developments.

Yours faithfully

Brett Johnson
General Counsel

**Qantas Airways Limited**
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
*Telephone* 61 (2) 9691 3456 *Facsimile* 61 (2) 9691 3339

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
*Exchange Centre*
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 26/08/2003

TIME: 09:51:30

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Property Review

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Mr Dixon told the Unions he wanted to work constructively with them to achieve these goals.

Other major issues discussed at today's meeting included:

- the short term and long term challenges facing Qantas and the strategies Qantas was implementing to address them, such as the reorganisation of the company into at least eight internal businesses and the Sustainable Future program to reduce costs by $1 billion over the next two years;
- the investigation into the feasibility of a no frills domestic carrier. Mr Dixon said this was aimed at meeting a potential market opportunity and was not being undertaken for industrial relations reasons;
- the company's ongoing investment in new aircraft, aircraft enhancements, product and service.

**QANTAS EMPLOYMENT COMPOSITION COMPARED WITH ECONOMY WIDE AVERAGE**


Number of Employees ('000)
35
30
25
20
15
10
5
0
30 Jun 03
QF Target 05/06
Australia 02
Full Time
Perm Part Time
Casual/Contractor

**Issued by Qantas Corporate Communication (Q2948)**
**Media inquiries: Michael Sharp 02 9691 3469**

# Media Release

## QANTAS SAYS NO 'CASUALISATION' OF WORKFORCE

**SYDNEY, 26 August 2003:** The Chief Executive Officer of Qantas, Geoff Dixon, said at a meeting with Unions today that Qantas had no intention to "casualise" its workforce.

Mr Dixon said that recent claims to the contrary were incorrect.

"Casual and labour hire numbers at Qantas are planned to increase from the current level of four per cent to only about eight per cent in two or three years time," Mr Dixon said.

"This is less than one third the Australian average of 27 per cent of casual workers." (see graph below)

Mr Dixon said the balance of the non full time workforce would continue to be permanent part-time employees. The number of permanent part time workers was expected to grow from the current level of 11 per cent to up to 17 per cent in two or three years time.

"Many Qantas employees, such as flight attendants, want to work part time for personal reasons," Mr Dixon said.

"As I said last week, this means that flexible forms of employment will increase from 15 per cent to between 20 and 25 per cent of the Qantas workforce over the next to two or three years."

Mr Dixon also stressed that:

- the increase in part-time, casual and labour hire workers would not affect the full time jobs of current employees. The increase would be achieved as the company grew and as full time employees chose to leave the company or convert to part time employment;
- Qantas needed more flexible workforce arrangements to address peaks and troughs of activity and the external shocks that regularly hit the aviation industry.

Mr Dixon said Qantas was one of the largest employers of Australians, with 33,900 full time equivalent employees at 30 June 2003, and was one of the few airlines in the world currently providing pay increases.

"If we are to continue this record and remain a major employer of Australians, we must improve our flexibility, productivity and profitability," he said.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**D. 'artment: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 26/08/2003

TIME: 17:20:36

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Says No to Casualisation of Workforce

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 21/08/2003

TIME: 11:47:52

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Presentation Materials

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

# 2002/03 Full Year Results
# Presentation to Investors

21 August 2003

**Geoff Dixon**
Chief Executive Officer

QANTAS

## Highlights

| | | Twelve months to June 2003 | Twelve months to June 2002 | Increase/ (decrease) % |
|---|---|---|---|---|
| Sales and operating revenue* | $m | **11,374.9** | **10,968.8** | **3.7** |
| Expenditure* | $m | **(10,807.9)** | **(10,289.5)** | **5.0** |
| EBIT | $m | **567.0** | **679.3** | **(16.5)** |
| Net borrowing costs | $m | **(64.7)** | **(48.3)** | **34.0** |
| Profit before tax | $m | **502.3** | **631.0** | **(20.4)** |
| Net profit after tax | $m | **343.5** | **428.0** | **(19.7)** |
| Earnings per share | ¢ | **20.0** | **29.1** | **(31.3)** |
| Dividend per share | ¢ | **9.0** | **9.0** | **-** |

* Passenger and freight revenue is now reported net of discounts and base commissions. Passenger revenue is now reported inclusive of passenger recoveries. Relevant expenditure categories and prior year comparatives have also been adjusted accordingly

QANTAS

2

## Structural Change to the Organisation

- **Establishment of at least eight stand-alone business segments, each with its own *management and leadership***
- **Each business will:**
  - Have budgets and profit targets
  - Be required to produce targeted returns on assets
  - Operate to optimise the performance of the Qantas Group

3

QANTAS

## Structural Change to the Organisation

- **Three types of businesses:**
  - Flying Businesses
  - Flying Services
  - Associated Businesses
- **Supported by a Corporate Centre**

4

QANTAS

## Structural Change to the Organisation

- **Focus on accountability, collaboration and leadership**
- **Will allow the Qantas Group to better manage constant change and drive current and future initiatives**
- **Qantas Catering has been selected as the pilot business segment**

5

QANTAS

## Business Improvement - Sustainable Future Program

- **Cost initiatives:**
  - Reduce costs by $1 billion over the next two years
  - $800 million identified to date
  - $350 million targeted to be achieved in 2003/04
- **Details of identified savings:**
  - $385 million from increased labour productivity
  - $200 million in fleet simplification and overheads
  - $135 million through distribution initiatives
  - $80 million from refinement of domestic product

6

QANTAS

## Domestic

- **Convergence of operating costs with lower-cost competitor:**
  - Labour productivity
  - Fleet efficiency
  - Retention of a superior business and distribution mix
  - Use of fare initiatives

7

QANTAS

## Domestic

- **Retention of a superior business mix:**
  - Return punctuality performance to pre-Ansett levels
    - Since July, 95 per cent of flights between 6 and 8 am departed on time or within 15 minutes of scheduled time
  - Investment in lounges
  - Enhancement of Frequent Flyer program

8

QANTAS

## Domestic

- **Retention of a superior business mix :**
  - Investment in staff service training, new uniforms and the City*flyer* product
  - 'Right-sizing' of narrowbody business class
  - Higher quality meals and snacks delivered more cost efficiently
  - New domestic fare structure
  - New card offering with American Express



QANTAS

## Domestic

- **Continued migration of sales to qantas.com:**
  - Currently 25 per cent of all domestic bookings
  - Increase of almost 50 per cent in domestic revenue sourced online in July 2003
- **Address leisure market with a competitive product and pricing structure:**
  - Continue to review the appropriateness of a low cost response



QANTAS

## Domestic

- **Improve labour productivity:**
  - Wages increase of 3 per cent under current EBA
  - Improved work practices
    - Achieved and forecast reductions in lost time injury frequency rates provides a saving of around $20 million
  - Better rostering
    - Increase in domestic cabin crew block hours to pre-Ansett levels provides a saving of $19 million
  - Increased use of technology
    - E-enabling of corporate areas provides a saving of $25 million
  - More casual and part-time staff

11

QANTAS

## Domestic

- **Reduce fleet complexity:**
  - Move four A330-200 aircraft to international flying and replace with international B767-300 aircraft
  - Retirement of B767-200 fleet over next year
    - Leaves only one widebody aircraft type in domestic operation

12

QANTAS

## International

- Continue selective investment in product
- Re-align flying to the correct product
- Reduce fleet complexity
- Air New Zealand
- British Airways
- Other alliance partners

13

QANTAS

## International

- Maintain our premium service multi-cabin offering
- Continue selective investment in product:
  - Installation of personal video screens in all classes
  - Upgrade of B747-300 aircraft up to B747-400 standard
  - Installation of Skybed in all B747-400 and A330-300 aircraft
- Investment in staff service training:
  - Introduction of Business First team

14

QANTAS

## International

- **Re-align flying to the correct product:**
  - Reconfiguration of eight B747-400 aircraft to two classes for Europe flying
    - Provides the equivalent of 1.3 additional B747-400 aircraft
  - Continued expansion of Australian Airlines into profitable leisure markets
    - Will operate five B767-300 aircraft from late October 2003
  - Use of Jetconnect for New Zealand and Trans Tasman flying

15

QANTAS

## International

- **Reduce fleet complexity:**
  - International fleet will comprise A330-200 and 300, B747-300, 400 and ER, and later A380 aircraft

16

QANTAS

## International

- **Air New Zealand**
  - Still in discussions with ACCC and NZCC
  - Expect final determinations by the end of September 2003
  - Other avenues of appeal if necessary
- **British Airways**
  - Expect permission to continue our Joint Services Agreement will be granted
- **Other alliance partners**
  - Enable us to maximise our potential in key international markets

QANTAS

17

## Subsidiary and Associated Businesses

- **Derive value from Core Airline**
- **Protect Qantas Group's earnings from variations in operating conditions**
- **Provide returns above cost of capital**
- **Grow and develop non-flying businesses:**
  - Qantas Flight Catering
  - Qantas Freight
  - Qantas Holidays
  - Qantas Defence Services
  - Others

QANTAS

18

## Summary and Outlook

- A credible result, achieved in difficult operating conditions
- New domestic fare structure and return of inbound market has stabilised domestic yields
- International yields are recovering as the 'SARS recovery' fares leave the market
- International capacity is still 10 per cent below September 2001 levels

19

QANTAS

## Summary and Outlook

- Targeting an improvement in performance during the coming year
- It is clear that the coming year will be a year of transition

20

QANTAS

## 2002/03 Full Year Results
## Supplementary Information

## Revenue
## (including exchange)


$bn
12.0
10.0
8.0
6.0
4.0
2.0
0.0
$11.0bn
$11.4bn
2001/02
2002/03
Net passenger revenue up 3.1%
Net freight revenue down 1.4%
Tour and travel sales up 3.2%
Contract work revenue up 10.8%
Revenue from other sources up 11.3%

22

## Revenue (including exchange)

- **Sales and operating revenue up 3.7%**
  - Net passenger revenue up 3.1%:
    - Group RPKs up 2.8%
    - Group yield per RPK down 1.7% including exchange
  - Net freight revenue down 1.4%:
    - Reduction in saleable freight capacity associated with a 3.4% fall in international ASKs
    - Partially offset by an improvement of 2.8% in freight yield per RFTK including exchange

23

QANTAS

## Revenue (including exchange)

- Tour and travel sales up 3.2%:
  - Unfavourable operating environment offset by demand generating activities in Qantas Holidays' Australian operation
- Contract work revenue up 10.8%:
  - Increase in work performed by Qantas Defence Services during the period
- Revenue from other sources up 11.3%:
  - Higher aircraft lease revenue

24

QANTAS

## Expenditure (including exchange)


$bn
12.0
10.0
8.0
6.0
4.0
2.0
0.0
$10.3bn
$10.8bn
2001/02
2002/03
Manpower and staff related up 12.2%
Variable aircraft operating up 5.1%
Fuel and oil down 1.9%
Depreciation and amortisation up 28.5%
Tour and travel cost of sales down 3.5%
Selling and marketing down 10.1%
Capacity hire down 23.7%
Non-cancellable operating lease rentals up 11.0%
All other expenditure up 6.9%

QANTAS

25

## Expenditure (including exchange)

- **Expenditure, excluding net borrowing costs up 5.0%**
  - Manpower and staff related costs up 12.2%:
    - 3% increase in wage rates under current EBAs and bracket creep
    - Increase in domestic activity, which requires higher levels of manpower per ASK than international
    - $115 million redundancy provision
    - Higher superannuation contributions offset by staff incentives paid in prior year

QANTAS

26

## Expenditure (including exchange)

- Variable aircraft operating costs increased by 5.1%:
  - Higher airport and security charges
  - Higher ground handling charges and passenger expenses in line with 3.7% increase in Group ASKs
- Fuel and oil costs down 1.9%
  - Increase of $209.2 million due to 15.8% increase in fuel prices
  - Decrease of $107.6 million due to hedging benefits
  - Decrease of $5.3 million due to more fuel efficient new aircraft offset by higher ASKs
  - Decrease of $125.9 million due to favourable foreign exchange movements

27

QANTAS

## Expenditure (including exchange)

- Depreciation and amortisation costs up 28.5%
  - Acquisition of new aircraft and full year impact of aircraft delivered during the prior year.
  - *Increase of $91 million reflects accelerated depreciation due to early retirement of B767-200 fleet*
- Tour and travel cost of sales fell by 3.5%
  - *Compares with a 3.2% increase in tour and travel revenue*
- Selling and marketing costs down 10.1%
  - Continued migration of domestic sales to qantas.com
  - *Online sales currently account for 25 per cent of all domestic bookings and approximately 6 per cent of international bookings*

28

QANTAS

## Expenditure (including exchange)

- Capacity hire costs down 23.7%
  - Termination of post-Ansett wet-leases and conversion of wet-leases to short-term operating leases
  - Impulse aircraft leases reflected here in the prior year
  - Partially offset by higher codeshare costs, notably Lan Chile and Origin Pacific
- Non-cancellable operating lease rentals up 11.0%:
  - Conversion of some post-Ansett aircraft wet-leases to short-term operating leases
  - Inclusion of Impulse aircraft in this category during the current period
- Property costs up 8.4%:
  - Higher property costs associated with T2 in Sydney and the ex-Ansett hangars in Sydney and Melbourne

QANTAS

29

## Expenditure (including exchange)

- Computer and communications up 1.0%:
  - Higher Computer Reservation System costs
  - Partially offset by lower IT spend
- Other costs up 5.1%:
  - Higher insurance costs
  - Higher contract materials costs associated with Qantas Defence Services
- Net impact of foreign exchange movements on statement of financial performance:
  - Favourable variance of $106.8 million to prior year

QANTAS

30

## International - including Australian Airlines


$m
300
250
200
150
100
50
0
(50)
2H
$(54.5)m
$206.9m
$202.8m
1H
$261.4m
2H
$218.3m
2001/02
2002/03
1H
$(15.5)m

- EBIT of $206.9m, or 38.5% of Group EBIT
- RPKs down 0.4%, ASKs up 0.4%
- Seat factor down 0.6% pts to 77.6%
- Yield excluding exchange increased by 2.0%
- Only the Continental Europe, South East Asia and domestic New Zealand route groupings posted an EBIT loss for the year
- Australian Airlines was profitable until March 2003, but recorded an EBIT loss of $14.7m, including start up costs of $6.2m, for the year

QANTAS

31

## International - Qantas


$m
300
250
200
150
100
50
0
(50)
2H
$(42.3)m
$221.6m
$202.8m
1H
$263.9m
2H
$218.3m
2001/02
2002/03
1H
$(15.5)m

- EBIT of $221.6m, or 39.1% of Group EBIT
- RPKs down 3.3%
- ASKs down 3.4%
- Seat factor up 0.1% pt to 78.3%
- Yield excluding exchange increased by 2.1%

QANTAS

32

# Domestic - including QantasLink


$m
350
300
250
200
150
100
50
0
$340.7m
2H
$139.4m
1H
$201.3m
2H
$25.1m
$223.0m
1H
$197.9m
2001/02
2002/03

QANTAS

- EBIT of $223.0m, or 39.3% of Group EBIT
- RPKs up 10.2%, ASKs up 11.4%
- Seat factor down 0.9% pts to 77.6%
- Yield excluding exchange decreased by 6.3%
- Reflects:
  - Sharp decline in international oncarriage, which represents 15 per cent of Qantas' domestic business
  - Partially offset by an increase in domestic demand, but confined to deep discount travel
  - Negative yield impact of ticket taxes and surcharges

33

# Domestic - Qantas


$m
300
250
200
150
100
50
0
$298.2m
2H
$118.1m
1H
$180.1m
2H
$5.6m
$165.7m
1H
$160.1m
2001/02
2002/03

QANTAS

- EBIT of $165.7m, or 29.2% of Group EBIT
- RPKs up 11.5%
- ASKs up 13.3%
- Seat factor down 1.3% pts to 78.2%
- Yield excluding exchange decreased by 5.8%

34

# Domestic - QantasLink


$m
60
50
40
30
20
10
0
$57.3m
$42.5m
2H
$19.5m
2H
$21.3m
1H
$37.8m
1H
$21.2m
2001/02
2002/03

- EBIT up by 34.8% to $57.3m
- RPKs down 1.1%
- ASKs down 3.0%
- Seat factor up 1.4% pts to 72.1%
- Yield excluding exchange decreased by 4.7%

QANTAS

35

# Qantas Flight Catering


$m
80
70
60
50
40
30
20
10
0
$69.6m
$73.3m
2H
$31.6m
2H
$36.7m
1H
$38.0m
1H
$36.6m
2001/02
2002/03

- EBIT up by 5.3% to $73.3m
- Total meals produced up 4.5%
- Total flights handled up 6.6%
- Reflects:
  - Negative volume impact of war and SARS, offset by new contracts
  - Further integration of Snapfresh
  - Comprehensive cost saving program

QANTAS

36

## Qantas Holidays


$m
50
40
30
20
10
0
$42.4m
2H
$25.5m
1H
$16.9m
$43.6m
2H
$24.3m
1H
$19.3m
2001/02
2002/03

- EBIT up by 2.8% to $43.6m
- Reflects:
  - Negative impact of war and SARS
  - Positive impact of demand generating activities, such as 'Spirit Escape' sales and Star Cruises
  - Positive impact of wide-ranging cost savings

QANTAS



## Other Subsidiaries and Associates

- Australian Air Express:
  - EBIT of $2.8 million
  - Impacted by a negotiated increase in the rates paid for freight capacity leased from Qantas
- Qantas Defence Services:
  - EBIT of $4.5 million
  - Benefited from increased contract work during the period
- Air Pacific:
  - EBIT of $5.7 million
  - Benefited from an increase in Fiji's popularity as a travel destination

QANTAS

## Other Subsidiaries

- Other remaining subsidiaries and associates:
  - Combined EBIT of $7.2 million
  - Predominantly contributions by other financing vehicles that are wholly-controlled entities of Qantas
- Prior year includes an $18.1 million cumulative equity accounting adjustment on initial recognition of associate net profit

39

QANTAS

## Balance Sheet and Cashflow

| | | June 2003 | June 2002 | Increase/ (decrease) % |
|---|---|---|---|---|
| Capital expenditure | $m | **3,137.2** | **2,463.4** | **27.4** |
| Capitalised interest | $m | **82.7** | **77.0** | **7.4** |
| Operating cashflow | $m | **1,290.8** | **1,143.3** | **12.9** |
| Net debt * | $m | **5,299.2** | **3,903.8** | **35.7** |
| Total equity ** | $m | **5,165.8** | **4,038.9** | **27.9** |
| Leverage * | % | **51** | **49** | **2 pts** |
| Interest cover *** | times | **3.3** | **5.8** | **(43.1)** |

* Includes off balance sheet debt and revenue hedge receivables
** Adjusted for capitalisation of non-cancellable operating leases
*** Calculated as EBIT divided by gross interest expense

40

QANTAS

## Group Operational Aircraft Fleet

| | June 2003 | June 2002 | Increase/ (decrease) |
|---|---|---|---|
| Boeing 747-400ER | **4** | - | **4** |
| Boeing 747-400 | **24** | 25 | **(1)** |
| Boeing 747-300 | **6** | 6 | **-** |
| Boeing 747-200 | **-** | 2 | **(2)** |
| Boeing 767-300ER | **29** | 29 | **-** |
| Boeing 767-200ER | **6** | 7 | **(1)** |
| Boeing 737-800 | **18** | 9 | **9** |
| Boeing 737-400 | **22** | 22 | **-** |
| Boeing 737-300 | **21*** | 17 | **4** |
| Airbus A330-200 | **4** | - | **4** |
| **Total Core Fleet** | **130** | 117 | **13** |
| Total QantasLink Fleet | **62** | 76 | **(14)** |
| **Total Qantas Fleet** | **192** | 193 | **(1)** |

* Includes four aircraft previously obtained under capacity hire arrangements

QANTAS

41

## Variances to Prior Year (excluding exchange)

| | Increase/ (decrease) % |
|---|---|
| **Sales and operating revenue** | **5.0** |
| Net passenger revenue | **4.6** |
| Net freight revenue | **1.5** |
| Tour and travel sales | **(1.0)** |
| Contract work revenue | **10.8** |
| Revenue from other sources | **11.8** |
| **Group yield per RPK** | **(0.4)** |
| **Freight yield per RFTK** | **5.8** |

QANTAS

42

## Variances to Prior Year (excluding exchange)

| | Increase/ (decrease) % |
|---|---|
| **Expenditure** | **7.5** |
| Manpower and staff related | 12.4 |
| Selling and marketing | (8.5) |
| Variable aircraft operating | 7.2 |
| Fuel and oil | 6.1 |
| Property | 8.9 |
| Computer and communication | 5.9 |
| Depreciation and amortisation | 28.5 |

43

QANTAS

## Variances to Prior Year (excluding exchange)

| | Increase/ (decrease) % |
|---|---|
| **Expenditure** | **7.5** |
| Non-cancellable operating lease rentals | 17.4 |
| Tour and travel cost of sales | 1.0 |
| Capacity hire | (21.6) |
| Other expenditure | 2.9 |
| Share of net profit of associates | (73.4) |
| **Group cost per ASK** | **1.2** |
| **Group cost per ASK (excluding 'one off' items)** | **(0.2)** |

44

QANTAS

# Media Release

## QANTAS REORGANISATION

**SYDNEY, 21 August 2003:** Qantas said today that the reorganisation of the company announced last week would see the establishment of at least eight stand-alone businesses, each with its own management and leadership.

The Chief Executive Officer of Qantas, Geoff Dixon, said the reorganisation would enable the company to manage constant change more effectively, and drive current and future initiatives to maintain the airline's reputation for excellence.

He said the eight or more businesses would come from three areas – flying businesses; flying services (Maintenance and Airports); and associated businesses (Catering, Freight, Qantas Holidays and Qantas Defence Services).

Qantas Catering had been selected as the pilot business segment.

"Each business will have budgets and profit targets and be required to produce targeted returns on the assets allocated to them and, at the same time, operate to optimise the performance of the whole Qantas Group," Mr Dixon said.

"I am confident that this project will greatly improve our performance in all areas, allow us to compete more effectively, protect jobs at Qantas and, importantly, deliver better service to our customers and more fulfilling jobs for our people."

The businesses will be supported by a corporate centre, including a shared services division that will provide information technology, human resources and financial services to each business segment.

"Critical to the success of the reorganisation will be a focus on building the way we operate as a business – our operating style – to improve accountability, collaboration and leadership. We will increase accountability levels for people's actions and results by setting clearer performance expectations and empowering managers to deliver against those targets. We will also improve collaboration and leadership practices, including better communication on Qantas' business strategy and continued investment in talent development and succession planning," Mr Dixon said.

He said that organisational structures set up under past conditions could no longer deliver the outcomes required in the new aviation environment.

"Qantas has to develop different and better ways of doing business to meet new challenges such as the increasing number of low cost airlines, Government owned and backed airlines, and airlines under various forms of protection through Government financial support or, in North America, Chapter 11 bankruptcy protection."

**Issued by Qantas Corporate Communication (Q2945)**
**Media Enquiries: Michael Sharp - Telephone 02 9691 3469**

QANTAS

# Media Release

## QANTAS REORGANISATION

**SYDNEY, 21 August 2003:** Qantas said today that the reorganisation of the company announced last week would see the establishment of at least eight stand-alone businesses, each with its own management and leadership.

The Chief Executive Officer of Qantas, Geoff Dixon, said the reorganisation would enable the company to manage constant change more effectively, and drive current and future initiatives to maintain the airline's reputation for excellence.

He said the eight or more businesses would come from three areas – flying businesses; flying services (Maintenance and Airports); and associated businesses (Catering, Freight, Qantas Holidays and Qantas Defence Services).

Qantas Catering had been selected as the pilot business segment.

"Each business will have budgets and profit targets and be required to produce targeted returns on the assets allocated to them and, at the same time, operate to optimise the performance of the whole Qantas Group," Mr Dixon said.

"I am confident that this project will greatly improve our performance in all areas, allow us to compete more effectively, protect jobs at Qantas and, importantly, deliver better service to our customers and more fulfilling jobs for our people."

The businesses will be supported by a corporate centre, including a shared services division that will provide information technology, human resources and financial services to each business segment.

"Critical to the success of the reorganisation will be a focus on building the way we operate as a business – our operating style – to improve accountability, collaboration and leadership. We will increase accountability levels for people's actions and results by setting clearer performance expectations and empowering managers to deliver against those targets. We will also improve collaboration and leadership practices, including better communication on Qantas' business strategy and continued investment in talent development and succession planning," Mr Dixon said.

He said that organisational structures set up under past conditions could no longer deliver the outcomes required in the new aviation environment.

"Qantas has to develop different and better ways of doing business to meet new challenges such as the increasing number of low cost airlines, Government owned and backed airlines, and airlines under various forms of protection through Government financial support or, in North America, Chapter 11 bankruptcy protection."

**Issued by Qantas Corporate Communication (Q2945)**
**Media Enquiries: Michael Sharp - Telephone 02 9691 3469**

From: ASX.Online@asx.com.au on 21/08/2003 10:12 AM

To: kathrynloader@qantas.com.au, brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 72080 as follows:
Release Time: 21-Aug-2003 10:12:27
ASX Code: QAN
File Name: 72080.pdf
Your Announcement Title: Qantas Reorganisation

72080.pdf

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 21/08/2003

TIME: 10:12:33

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Reorganisation

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

- installing a unique LED mood lighting system in First and Business Class on the 747 fleet. The system offers light schemes that coincide with cabin activities and time of day to increase customer comfort and relaxation.

Looking further forward, Qantas will take delivery of 12 Airbus A380 aircraft from 2006. These aircraft will revolutionise international air travel and offer even greater personal space and comfgort.

Domestically, Qantas is continuing to invest in new, two-class Next Generation Boeing 737-800s.

"This is part of a fleet strategy that will increase the commonality and efficiency of both our international and domestic fleets," Mr Dixon said.

"Our four A330-200s, which currently fly domestically, will operate internationally with the seven A330-300s that will be delivered in the second half of next year.

"The 767-300 fleet, which currently operates internationally, will replace the A330-200s domestically, operating major domestic routes together with the growing 737-800 fleet and our refurbished 737-400s.

"Overall, we will have a younger fleet that offers customers a better product as well as improving reliability and on-time performance."

In the domestic market, Mr Dixon said Qantas was also:

- opening new domestic Qantas Club lounges in Townsville, Darwin and the Gold Coast following the opening of new or upgraded lounges in Sydney, Melbourne, Brisbane, Perth and Adelaide;

- further upgrading meals on all domestic services;

- continuing to enhance the Qantas internet site with a booking engine that has made it faster to book online and easier to choose the right fares.

Other recent domestic initiatives include:

- a new, simpler domestic fare structure that allows business and leisure travellers to mix and match one way fares to combine affordability and flexibility to better suit their individual travel needs;

- self-service QuickCheck kiosks at Sydney, Melbourne, Brisbane and Canberra domestic airports, to streamline the check-in process.

**Issued by Qantas Corporate Communication (Q2946)**
**Media Enquiries: Michael Sharp - Telephone 02 9691 3469**

QANTAS

# Media Release

## NEW LOOK QANTAS INTERNATIONAL FLEET A FEATURE OF ONGOING INVESTMENT PROGRAM

**SYDNEY, 21 August 2003:** Qantas said today it would offer new seating and interiors on almost all its international aircraft by the end of next year as part of its ongoing investment in new aircraft, aircraft enhancements, product and service.

The Chief Executive Officer of Qantas, Geoff Dixon, said a highlight of the program was Skybed – a new, state-of-the-art, cocoon-style sleeper seat – that will be installed on all 30 of the airline's 747-400s from next month and seven new Airbus A330-300s that will be delivered between June and December next year.

Qantas' new International Business Class, to be launched next month, will feature Skybed as well as specially trained, dedicated Business Class flight attendants; new food and wine; a new service style; a self-service bar for drinks and snacks; premium quality noise cancellation headsets and luxury amenity kits.

First Class customers will also see improvements in seat comfort and cabin enhancements including new bathrooms and amenities.

"The new product and service we offer our international customers will be exceptional, maintaining our reputation as one of the leading airlines in the world," Mr Dixon said.

"These latest initiatives also build on the recent $300 million refurbishment of our 747-400s, including a new inflight entertainment system that offers in-seat videos in Economy Class, larger personal screens and PC power in Business and First Class and in-seat telephones in all classes."

Mr Dixon said Qantas was also:

- refurbishing its six 747-300s, installing Dreamtime Business Class seats and new seats in Economy, in-seat inflight entertainment, new interiors and enhanced cabin lighting in and PC power in Business Class;
- opening a new lounge at Los Angeles Airport, following the opening of new international Qantas Clubs in Sydney, Melbourne, Singapore, Bangkok, and Honolulu;
- introducing a Short Message Service (SMS) system from late September, offering a reply facility that will be a world first; and

From: ASX.Online@asx.com.au on 21/08/2003 09:53 AM

To: kathrynloader@qantas.com.au, brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 72062 as follows:
Release Time: 21-Aug-2003 09:52:47
ASX Code: QAN
File Name: 72062.pdf
Your Announcement Title: New Look Qantas International Fleet

72062.pdf

- installing a unique LED mood lighting system in First and Business Class on the 747 fleet. The system offers light schemes that coincide with cabin activities and time of day to increase customer comfort and relaxation.

Looking further forward, Qantas will take delivery of 12 Airbus A380 aircraft from 2006. These aircraft will revolutionise international air travel and offer even greater personal space and comfort.

Domestically, Qantas is continuing to invest in new, two-class Next Generation Boeing 737-800s.

"This is part of a fleet strategy that will increase the commonality and efficiency of both our international and domestic fleets," Mr Dixon said.

"Our four A330-200s, which currently fly domestically, will operate internationally with the seven A330-300s that will be delivered in the second half of next year.

"The 767-300 fleet, which currently operates internationally, will replace the A330-200s domestically, operating major domestic routes together with the growing 737-800 fleet and our refurbished 737-400s.

"Overall, we will have a younger fleet that offers customers a better product as well as improving reliability and on-time performance."

In the domestic market, Mr Dixon said Qantas was also:

- opening new domestic Qantas Club lounges in Townsville, Darwin and the Gold Coast following the opening of new or upgraded lounges in Sydney, Melbourne, Brisbane, Perth and Adelaide;

- further upgrading meals on all domestic services;

- continuing to enhance the Qantas internet site with a booking engine that has made it faster to book online and easier to choose the right fares.

Other recent domestic initiatives include:

- a new, simpler domestic fare structure that allows business and leisure travellers to mix and match one way fares to combine affordability and flexibility to better suit their individual travel needs;

- self-service QuickCheck kiosks at Sydney, Melbourne, Brisbane and Canberra domestic airports, to streamline the check-in process.

**Issued by Qantas Corporate Communication (Q2946)**
***Media Enquiries: Michael Sharp - Telephone 02 9691 3469***

# Media Release

## NEW LOOK QANTAS INTERNATIONAL FLEET A FEATURE OF ONGOING INVESTMENT PROGRAM

**SYDNEY, 21 August 2003:** Qantas said today it would offer new seating and interiors on almost all its international aircraft by the end of next year as part of its ongoing investment in new aircraft, aircraft enhancements, product and service.

The Chief Executive Officer of Qantas, Geoff Dixon, said a highlight of the program was Skybed – a new, state-of-the-art, cocoon-style sleeper seat – that will be installed on all 30 of the airline's 747-400s from next month and seven new Airbus A330-300s that will be delivered between June and December next year.

Qantas' new International Business Class, to be launched next month, will feature Skybed as well as specially trained, dedicated Business Class flight attendants; new food and wine; a new service style; a self-service bar for drinks and snacks; premium quality noise cancellation headsets and luxury amenity kits.

First Class customers will also see improvements in seat comfort and cabin enhancements including new bathrooms and amenities.

"The new product and service we offer our international customers will be exceptional, maintaining our reputation as one of the leading airlines in the world," Mr Dixon said.

"These latest initiatives also build on the recent $300 million refurbishment of our 747-400s, including a new inflight entertainment system that offers in-seat videos in Economy Class, larger personal screens and PC power in Business and First Class and in-seat telephones in all classes."

Mr Dixon said Qantas was also:

- refurbishing its six 747-300s, installing Dreamtime Business Class seats and new seats in Economy, in-seat inflight entertainment, new interiors and enhanced cabin lighting in and PC power in Business Class;

- opening a new lounge at Los Angeles Airport, following the opening of new international Qantas Clubs in Sydney, Melbourne, Singapore, Bangkok, and Honolulu;

- introducing a Short Message Service (SMS) system from late September, offering a reply facility that will be a world first; and

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 21/08/2003

TIME: 09:52:57

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: New Look Qantas International Fleet

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 12/09/2003

TIME: 17:27:51

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 12/09/2003

TIME: 17:23:03

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Annual General Meeting

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 12/09/2003

TIME: 17:24:01

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

2003 Shareholder Question Form

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

QANTAS

Qantas Airways Limited ABN 16 009 661 901

All correspondence to:
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 177 747 (Toll free within Australia)
International: 61 2 8280 7390
Facsimile: 02 8280 7646
Email: registry@qantas.com
Website: www.qantas.com

## QUESTIONS FROM SHAREHOLDERS

Your questions regarding any matter relating to Qantas that may be relevant to the Annual General Meeting are important to us. We invite you to use this form to submit any questions you may have:

- on the management of Qantas; and / or
- on the conduct of the audit and the preparation of the auditor's report.

Please return this form in the reply paid envelope provided or fax to (61 2) 8280 7646.

We will attempt to respond to as many of the more frequently asked questions as possible in the Chairman's address at the Annual General Meeting.

**Shareholders Name**

**Address**

**Shareholder Reference Number or Holder Identification Number**

I __________ or X __________

**Question(s)**

We advise that the *Corporations Act 2001* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the share register of Qantas. If some or all of the information is not collected, it might not be possible to administer your security holding. Information must continue to be included in the share register if you cease to be a security holder. Information in the share register is available for inspection by you and the public (upon payment of a fee) as permitted under the *Corporations Act 2001*. These obligations are not altered by the *Privacy Act 1988*. The information is collected by the Qantas Share Registry, ASX Perpetual Registrars Limited and may also be disclosed to regulatory bodies (such as the Australian Taxation Office), print service providers and mail houses. Our privacy policy is available on our website: www.qantas.com.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 12/09/2003

TIME: 17:23:08

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Proxy Form

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

QANTAS
Qantas Airways Limited ABN 16 009 661 901

Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 177 747 (Toll free within Australia)
International: 61 2 8280 7390
Email: registry@qantas.com
Website: www.qantas.com

# APPOINTMENT OF PROXY

MR AB SAMPLE
123 SAMPLE STREET
SAMPLEVILLE NSW 9999

## A APPOINTING A PROXY

I/We being a member(s) of Qantas Airways Limited hereby appoint:

☐ the **Chairman of the Meeting (mark box with an X)**^ **OR** [ ] Write here the name of the person you are appointing if this person **is someone other** than the Chairman of the Meeting.

Or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Qantas to be held at 2.00pm on Thursday 16 October 2003 and at any adjournment of that Meeting. Qantas proxies will only be valid and accepted by Qantas if they are signed and received at the Qantas Share Registry or at the Registered Office no later than 48 hours before the Meeting.

## B VOTING DIRECTIONS

**Should you desire to direct your proxy how to vote on any Resolution please insert [X] in the appropriate box below.**

| 3. Election of Directors | For | Against | Abstain* |
|---|---|---|---|
| 3.1 Re-elect Non-Executive Director, Trevor Eastwood | ☐ | ☐ | ☐ |
| 3.2 Re-elect Non-Executive Director, Jim Kennedy | ☐ | ☐ | ☐ |
| 3.3 Re-elect Executive Director, Peter Gregg | ☐ | ☐ | ☐ |

| 4. Qantas Deferred Share Plan | For | Against | Abstain* |
|---|---|---|---|
| 4.1 Participation in the Qantas Deferred Share Plan by Geoff Dixon | ☐ | ☐ | ☐ |
| 4.2 Participation in the Qantas Deferred Share Plan by Peter Gregg | ☐ | ☐ | ☐ |
| **5. Amendments to the Constitution** | ☐ | ☐ | ☐ |

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

☐ If you do not wish to direct your proxy how to vote, please place an X in the box.^

^ The Chairman of the Meeting intends to vote undirected proxies in favour of all Resolutions. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if she has an interest in the outcome of that Resolution and that votes cast by her, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes in respect of those Resolutions and your votes will not be counted in computing the required majority if a poll is called on a Resolution.

## C APPOINTING A SECOND PROXY

I/We wish to appoint a second proxy:

☐ Mark box with an X if you wish to appoint a second proxy **AND** [ % ] **OR** [ ] State the percentage of your voting rights or the number of shares for this Proxy Form

## D SIGNATURE OF SECURITY HOLDERS - THIS MUST BE COMPLETED

| Security Holder 1 (Individual) | Joint Security Holder 2 (Individual) | Joint Security Holder 3 (Individual) |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director/Company Secretary (Delete one) | Director |
| | ( ) | |

**Your vote is important.**

**Please direct your proxy how to vote.**

**For your proxy to be entitled to vote your shares at the Meeting, the completed Proxy Form must be received by the Qantas Share Registry or at the Registered Office no later than 2.00pm on Tuesday 14 October 2003.**

**Any Proxy Form received after this deadline will be treated as invalid.**

**Your Name and Address**

This is your name and address as it appears on the share register of Qantas Airways Limited. If this information is incorrect, please make the correction on the Proxy Form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this Proxy Form.**

**A. Appointment of Proxy**

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting, please write the name of that person. Shareholders cannot appoint themselves. If you leave this section blank, or your named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. You can vote your shares by proxy even if you plan to attend the Meeting.

**B. Voting Directions**

If you wish to direct your proxy how to vote on any item, mark the appropriate box with an X. If a mark is placed in a box, that direction will apply to your total shareholding. The vote will be invalid if an X is used against more than one box for a particular item.

**C. Appointing a Second Proxy**

A shareholder who is entitled to two or more votes may appoint up to two persons (whether shareholders or not) to attend the Meeting as proxies and vote. If you wish to appoint two proxies, please obtain a second Proxy Form by telephoning the Qantas Share Registry on 1800 177 747 (Toll free within Australia) or 61 2 8280 7390 (International). Both Proxy Forms should be completed with the nominated percentage of your voting rights or number of shares for that proxy. If you do not specify the nominated percentage of your voting rights or number of shares, each of the proxies may exercise half of the votes. Please return these Proxy Forms together.

**D. Signature(s)**

This Proxy Form must be signed by the shareholder(s). If the shareholder is an Australian corporation, the Proxy Form must be executed in accordance with section 127 of the Corporations Act 2001 or by an attorney. If this Proxy Form is signed by a person who is not the registered shareholder, then the relevant authority must either have been exhibited previously to Qantas or be enclosed with this Proxy Form.

## Further Important Information

A reply paid envelope is enclosed for the return of your completed Proxy Form to the Qantas Share Registry. Alternatively, your Proxy Form can be faxed to 61 2 9691 3339. **To be effective, your Proxy Form must be received by the Qantas Share Registry or at the Registered Office no later than 2.00pm on Tuesday 14 October 2003.** If you require further information on how to complete the Proxy Form, telephone the Qantas Share Registry on 1800 177 747 (Toll free within Australia) or 61 2 8280 7390 (International).

We advise that the *Corporations Act 2001* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the share register of Qantas. If some or all of the information is not collected, it might not be possible to administer your security holding. Information must continue to be included in the share register if you cease to be a security holder. Information in the share register is available for inspection by you and the public (upon payment of a fee) as permitted under the *Corporations Act 2001*. These obligations are not altered by the *Privacy Act 1988*. The information is collected by the Qantas Share Registry, ASX Perpetual Registrars Limited and may also be disclosed to regulatory bodies (such as the Australian Taxation Office), print service providers and mail houses. Our privacy policy is available on our website: www.qantas.com.

# Location of 2003 Annual General Meeting

**The Qantas 2003 Annual General Meeting will be held in Hall G of the Adelaide Convention Centre at 2.00pm on Thursday 16 October 2003.**


Hall G
Plaza Level
Festival Drive
Entrance
Railway Station Underneath
Hall G
Hyatt Regency Adelaide
Riverside Office Building
Hyatt Forecourt
North Terrace
Main Entrance
Access via stairs, escalator, lift or ramp
Adelaide Convention Centre Entrance

QANTAS

Qantas Airways Limited ABN 16 009 661 901

# Poll Card

## Shareholder Attendance Card
## 2003 Annual General Meeting

IF YOU PLAN TO ATTEND THE AGM, PLEASE BRING THIS FORM WITH YOU AS IT WILL BE REQUIRED AT THE MEETING

**Admission Number**

______________________

| **3. Election of Directors** | For | Against | Abstain* |
|---|---|---|---|
| 3.1 Re-elect Non-Executive Director, Trevor Eastwood | ☐ | ☐ | ☐ |
| 3.2 Re-elect Non-Executive Director, Jim Kennedy | ☐ | ☐ | ☐ |
| 3.3 Re-elect Executive Director, Peter Gregg | ☐ | ☐ | ☐ |

| **4. Qantas Deferred Share Plan** | For | Against | Abstain* |
|---|---|---|---|
| 4.1 Participation in the Qantas Deferred Share Plan by Geoff Dixon | ☐ | ☐ | ☐ |
| 4.2 Participation in the Qantas Deferred Share Plan by Peter Gregg | ☐ | ☐ | ☐ |
| **5. Amendments to the Constitution** | ☐ | ☐ | ☐ |

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/09/2003

TIME: 11:34:05

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

2003 Financial Report

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

**ASX.Online@asx.com.au**

16/09/2003 11:34 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 78881 as follows:
Release Time: 16-Sep-2003 11:33:57
ASX Code: QAN
File Name: 78881.pdf
Your Announcement Title: 2003 Qantas Financial Report

- 78881.pdf

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/09/2003

TIME: 18:13:03

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

New Trans-Tasman Fare Structure&Change toNZ DomesticServices

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

# Media Release

## QANTAS ANNOUNCES NEW TRANS-TASMAN FARE STRUCTURE AND CHANGES TO NEW ZEALAND DOMESTIC SERVICES

**SYDNEY, 16 September 2003:** Qantas announced today that following the successful introduction of simpler, more flexible domestic fare structures in Australia and New Zealand the concept would be expanded to trans-Tasman services.

Qantas Executive General Manager Sales and Marketing John Borghetti said Qantas was also introducing a range of new low fares for travel between Australia and New Zealand. The new fares go on sale on 19 September 2003 for travel commencing 15 October 2003.

"The new fare structure will make trans-Tasman travel more flexible and more affordable," Mr Borghetti said.

One way fares will be priced from $243* ($179 base fare plus charges and taxes of $64) between Sydney and Auckland, and be available every day of the year. The new Sydney-Auckland return fare of $451 will offer a significant saving compared with current year-round return fares that start from $675 (both including charges and taxes).

Mr Borghetti said features of the new fare package included:

- one way fares that can be mixed and matched to better suit individual travel needs;
- the removal of minimum stays, including Saturday night restrictions;
- the removal of advance purchase conditions; and
- the removal of seasonal surcharges.

Qantas currently operates 111 flights per week from Australia to New Zealand.

Mr Borghetti also said that Qantas would commence all Economy Class operations on its New Zealand domestic services from 15 October.

"In a highly competitive environment, and particularly on short haul trips between Auckland, Wellington and Christchurch, there is not sufficient demand for Business Class," he said.

"The reconfiguration of our Boeing 737-300 fleet will increase capacity by approximately eight per cent, giving more people access to our low fares."

Customers on New Zealand domestic services will be offered complimentary coffee, tea, water and a snack, and a cash bar on afternoon flights and Qantas' award-winning inflight entertainment will continue.

Qantas currently operates ten flights a day between Auckland and Wellington and nine flights a day between Auckland and Christchurch.

The airline will offer daily jet services between Auckland, Christchurch and Queenstown from 22 September and daily non-stop jet services between Auckland and Queenstown from the 26 October.

Qantas also codeshares with Origin Pacific on a number of other regional New Zealand routes.

* Prices may fluctuate due to changes in taxes and charges.

**Issued by Qantas Corporate Communication (Q2960)**
**Media Enquiries: Simon Rushton - Telephone (02) 9691 3742**

From: ASX.Online@asx.com.au on 16/09/2003 06:13 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 79044 as follows:
Release Time: 16-Sep-2003 18:12:56
ASX Code: QAN
File Name: 79044.pdf
Your Announcement Title: New Trans-Tasman Fare Structure And Changes To NZ Services

- 79044.pdf

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 22/09/2003

TIME: 13:53:37

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Statistics July 2003

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 22/09/2003 01:53 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 80120 as follows:
Release Time: 22-Sep-2003 13:53:33
ASX Code: QAN
File Name: 80120.pdf
Your Announcement Title: Preliminary Monthly Traffic & Capacity Statistics
-July 2003

- 80120.pdf

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

# PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS JULY 2003

## Summary of Traffic and Capacity Statistics

### Month of July 2003

International traffic, measured in Revenue Passenger Kilometres (RPKs) decreased by 11.7 percent in July 2003 while capacity, measured in Available Seat Kilometres (ASKs), decreased by 11.5 percent. This resulted in a revenue seat factor of 82.1 percent, 0.2 percentage points lower than for July 2002. International yield excluding exchange for July decreased by 1.4 percent when compared with the previous year.

Domestic RPKs increased by 1.1 percent in July, while ASKs decreased by 3.7 percent over the same period. The resulting revenue seat factor of 85.3 percent was 4.1 percentage points higher than the previous year, while domestic yield excluding exchange increased by 0.8 percent when compared with the previous year.

July Group (comprising International, Domestic, Australian Airlines and QantasLink) passenger numbers decreased by 3.4 percent over the previous year. RPKs decreased by 5.0 percent, while ASKs were down 5.3 percent, resulting in a revenue seat factor of 82.0 percent, which was 0.3 percentage points higher than the previous year.

## Recent Developments

The 2003 Annual General Meeting of Qantas Airways Limited will be held at 2.00pm on Thursday, 16 October 2003 in Hall G of the Adelaide Convention Centre.

On 21 August 2003, Qantas announced its financial results for the year ended 30 June 2003. Highlights included a profit before tax of $502.3 million, a net profit after tax of $343.5 million, revenue of $11.4 billion, earnings per share of 20 cents, and a fully franked final dividend of nine cents per share, taking total fully franked dividends for the year to 17 cents per share.

On 21 August 2003, Qantas also announced:

- The introduction of a new business model that will see Qantas run stand-alone businesses for flying, airports, maintenance, freight, catering, Qantas Holidays and Qantas Defence Services;

- A program called Sustainable Future that aims to reduce the airline's operating costs by $1 billion over two years;

- Significant investment in the international airline product, including new airport lounges and new seating an interiors in all international aircraft;

- Investment in, and changes to, the domestic airline that will provide better product, service and reliability, greater sales on the internet and a wide range of choice for passengers; and that

- The airline is investigating the establishment of a separate domestic low cost airline to service the leisure market in Australia.

**QANTAS AIRWAYS LIMITED**
**ABN 16 009 661 901**

**PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS**

**JULY 2003**

| | Month | | | Financial Year to Date | | |
|---|---|---|---|---|---|---|
| **Domestic** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 1,476 | 1,485 | (0.6)% | 1,476 | 1,485 | (0.6)% |
| Revenue Passenger Kilometres (m) | 2,057 | 2,034 | 1.1% | 2,057 | 2,034 | 1.1% |
| Available Seat Kilometres (m) | 2,411 | 2,503 | (3.7)% | 2,411 | 2,503 | (3.7)% |
| Revenue Seat Factor (%) | 85.3 | 81.2 | 4.1 pts | 85.3 | 81.2 | 4.1 pts |
| **International** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 681 | 774 | (12.0)% | 681 | 774 | (12.0)% |
| Revenue Passenger Kilometres (m) | 4,210 | 4,768 | (11.7)% | 4,210 | 4,768 | (11.7)% |
| Available Seat Kilometres (m) | 5,125 | 5,794 | (11.5)% | 5,125 | 5,794 | (11.5)% |
| Revenue Seat Factor (%) | 82.1 | 82.3 | (0.2) pts | 82.1 | 82.3 | (0.2) pts |
| **Australian Airlines** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 40 | - | na | 40 | - | na |
| Revenue Passenger Kilometres (m) | 197 | - | na | 197 | - | na |
| Available Seat Kilometres (m) | 322 | - | na | 322 | - | na |
| Revenue Seat Factor (%) | 61.1 | - | na | 61.1 | - | na |
| **QantasLink** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 292 | 317 | (7.9)% | 292 | 317 | (7.9)% |
| Revenue Passenger Kilometres (m) | 205 | 216 | (5.1)% | 205 | 216 | (5.1)% |
| Available Seat Kilometres (m) | 272 | 292 | (6.8)% | 272 | 292 | (6.8)% |
| Revenue Seat Factor (%) | 75.4 | 74.0 | 1.4 pts | 75.4 | 74.0 | 1.4 pts |
| **Total Group Operations** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 2,489 | 2,576 | (3.4)% | 2,489 | 2,576 | (3.4)% |
| Revenue Passenger Kilometres (m) | 6,669 | 7,018 | (5.0)% | 6,669 | 7,018 | (5.0)% |
| Available Seat Kilometres (m) | 8,131 | 8,589 | (5.3)% | 8,131 | 8,589 | (5.3)% |
| Revenue Seat Factor (%) | 82.0 | 81.7 | 0.3 pts | 82.0 | 81.7 | 0.3 pts |

**Notes**

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

**Key**

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown

ASX
DRP

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 24/09/2003

TIME: 12:51:41

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

App 3B - Issue shares re-DRP/underwrite final div. payment

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 24/09/2003 12:51 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 80741 as follows:
Release Time: 24-Sep-2003 12:51:39
ASX Code: QAN
File Name: 80741.pdf
Your Announcement Title: Appendix 3B

- 80741.pdf

General Counsel
**Brett Johnson**

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

**Qantas Airways Limited (ABN 16 009 661 901)** gives the ASX the following information

**Part 1 - All issues**

| | | |
|---|---|---|
| 1 | Class of securities issued or to be issued | Ordinary Shares |
| 2 | Number of securities issued or to be issued (if known) or maximum number which may be issued | A total of 48,136,227 ordinary shares will be issued on 1 October 2003, being the payment date of the 9¢ final dividend, as follows:<br>1. 21,151,352 shares will be issued to shareholders participating in the Qantas Dividend Reinvestment Plan (DRP).<br>2. 26,984,875 shares will be issued pursuant to an Underwriting Agreement in respect of that DRP which was advised to the ASX on 4 September 2003. |
| 3 | Principal terms of the securities | N/A |
| 4 | Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? | Yes |
| 5 | Issue price or consideration | 1. Pursuant to the Terms and Conditions of the DRP, Qantas shares will be issued to shareholders participating in the DRP at a 2.5% discount to the volume weighted average price (VWAP) of all Qantas shares traded on the Australian Stock Exchange (ASX) in the 10 trading days following the Record Date. The VWAP as calculated and provided by the ASX was $3.3544. This will result in an issue price under the DRP of $3.2705 per share.<br><br>2. Pursuant to the Underwriting Agreement, 1,500,000 shares will be issued at a 0.75% discount to the VWAP price, being $3.3292 and 25,484,875 shares will be issued at the VWAP price being $3.3544. |

| | | |
|---|---|---|
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | To issue shares to participants in the DRP and to underwrite the 2003 final dividend payment. |
| 7 | Dates of entering securities into uncertificated holdings or despatch of certificates | 1 October 2003. |

**8** Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | Class |
|---|---|
| 1,822,249,173 | Ordinary shares |

**9** Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | Class |
|---|---|
| 3,500 | 144a 15 June 2009 US Issue. Each Parcel of Notes has a face value of US$100,000 |
| 2,000 | Fixed Rate Medium Term Note, maturing 31 October 2003. Each Note has a face value of A$100,000 |
| 40 | Fixed Rate Medium Term Note, maturing 15 March 2007. Each Note has a face value of A$500,000 |
| 1,000 | Fixed Rate Medium Term Note, maturing 15 October 2007. Each Note has a face value of A$100,000 |
| 400 | Floating Rate Medium Term Note, maturing 20 June 2005. Each Note has a face value of A$100,000 |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Identical to the current policy. |

## Part 3 - Quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Quotation Agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those securities should not be granted quotation.

- Once Qantas issues to the market the statement required by paragraph 5 of Category 1 of Schedule C to Class Order 02/1180, an offer of the securities *for sale within 12 months after their issue will not require disclosure under* section 707(3) of the Corporations Act.

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737 or 738 of the Corporations Act at the time that we request that the securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Brett Johnson
General Counsel
24 September 2003

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 29/09/2003

TIME: 09:53:36

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas and Patrick Corporation Form Joint Venture

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 29/09/2003 09:53 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 81912 as follows:
Release Time: 29-Sep-2003 09:53:31
ASX Code: QAN
File Name: 81912.pdf
Your Announcement Title: Qantas and Patrick Corporation Form Joint Venture

- 81912.pdf

# Media Release

## QANTAS AND PATRICK CORPORATION FORM JOINT VENTURE TO ACQUIRE ENGINE FACILITY

**SYDNEY, 29 September 2003:** Qantas announced today that it had entered into a joint venture with Patrick Corporation to acquire the former Ansett engine maintenance facility at Garden Drive, Tullamarine in Melbourne.

The Chief Executive Officer of Qantas, Geoff Dixon, said the joint venture, known as Engine Services Company or ESCO, had submitted an offer to the Ansett Administrator.

"The Qantas fleet has grown significantly over the past two years and we have been assessing a range of options for the fleet's future engine maintenance requirements," Mr Dixon said.

"We are delighted that ESCO will enable us to provide additional specialised engine maintenance jobs in Australia and achieve this with a business structure that will be competitive and sustainable.

"We are also pleased that we have reached agreement with the AWU, the AMWU and the ACTU on an Enterprise Bargaining Agreement for ESCO.

"Qantas' investment in ESCO again highlights the company's continuing investment in engineering and maintenance infrastructure in Australia," Mr Dixon said.

"This includes the establishment of a Boeing 767 major maintenance hangar in Brisbane next year and the recent expansion of our apprenticeship program with more than 500 apprentices employed."

Mr Dixon said if the ESCO offer was accepted the former Ansett facility would become a Centre of Excellence for General Electric and CFMI engines, providing high quality maintenance with world class turnaround times and competitive costs. This would allow other Qantas maintenance facilities to simplify their businesses and achieve world class competitive performance.

"ESCO will maintain all Qantas' General Electric and CFMI engines while the Sydney engine facility will maintain Rolls Royce engine types," Mr Dixon said. "The existing facility at Tullamarine Airport will focus on maintenance of Auxiliary Power Units.

"ESCO will also seek to attract work from other customers, including Virgin Blue."

Qantas Engineering Technical Operations and Maintenance Services (ETOMS) provides employment for more than 6,000 skilled people at major maintenance facilities in Sydney, Melbourne and Avalon and at ports around Australia. ETOMS provides a comprehensive range of engineering, maintenance, inventory, training and support services for aircraft, engine and components.

**Issued by Qantas Corporate Communication (Q2964)**
**Media Enquiries: Allison Maxwell - Telephone (02) 9691 4586**

Vanilla

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 29/09/2003

TIME: 16:10:04

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas/Air New Zealand Alliance

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 29/09/2003 04:10 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 82104 as follows:
Release Time: 29-Sep-2003 16:09:55
ASX Code: QAN
File Name: 82104.pdf
Your Announcement Title: Qantas/Air New Zealand Alliance

- 82104.pdf

General Counsel
Brett Johnson

29 September 2003

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

**Qantas/Air New Zealand Alliance**

Qantas and Air New Zealand today lodged an Application for Review with the Australian Competition Tribunal in relation to the Australian Competition and Consumer Commission's rejection of the proposed alliance between Qantas and Air New Zealand.

Yours faithfully

Brett Johnson
General Counsel

**Qantas Airways Limited**
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

· DRP /Underwriting
· Final Div 03

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 02/10/2003

TIME: 09:09:38

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice Under Class Order 02/1180

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

General Counsel
**Brett Johnson**

2 October 2003

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

**Notice Under Paragraph 5 of Category 1 of Schedule C to ASIC Class Order 02/1180**

On 4 September 2003, Qantas announced the issue of ordinary shares under its Dividend Reinvestment Plan (DRP) and under an Underwriting Agreement whereby the DRP was fully underwritten (Underwriting). The ordinary shares issued under the DRP and the Underwriting are expected to be quoted on the ASX today.

This announcement is provided for the purpose of confirming with ASX the satisfaction by Qantas of all requirements under paragraph 5 of category 1 of schedule C to ASIC Class Order 02/1180 (CO 02/1180) (as amended).

For the purpose of paragraph 5 of Category 1 of Schedule C to CO 02/1180, Qantas confirms that all information of the kind that would be required to be disclosed under subsection 713(5) if a prospectus were to be issued in reliance on section 713 in relation to an offer of ordinary shares in Qantas, has been disclosed to the ASX.

Yours faithfully

Brett Johnson

**Qantas Airways Limited**
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

· Directors Shareholding
· CJD file
· Dividend

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 03/10/2003

TIME: 09:00:59

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **QANTAS AIRWAYS LIMITED** |
| **ABN** | **16 009 661 901** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Geoffrey James Dixon |
| **Date of last notice** | 9 April 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct Interest |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| **Date of change** | 1 October 2003 |
| **No. of securities held prior to change** | 43,424 Direct Interest<br>250,000 Indirect Interest |
| **Class** | Ordinary Shares |
| **Number acquired** | 1,195 |
| **Number disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $3.2705 |
| **No. of securities held after change** | 44,619 Direct Interest<br>250,000 Indirect Interest |

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 03/10/2003

TIME: 09:10:03

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **QANTAS AIRWAYS LIMITED** |
| **ABN** | **16 009 661 901** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Peter Allan Gregg |
| **Date of last notice** | 9 April 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct Interest |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| **Date of change** | 1 October 2003 |
| **No. of securities held prior to change** | 23,460 Direct Interest<br>150,000 Indirect Interest |
| **Class** | Ordinary Shares |
| **Number acquired** | 646 |
| **Number disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $3.2705 |
| **No. of securities held after change** | 24,106 Direct Interest<br>150,000 Indirect Interest |

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 03/10/2003

TIME: 08:59:37

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **QANTAS AIRWAYS LIMITED** |
| **ABN** | **16 009 661 901** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Trevor Raymond Eastwood |
| **Date of last notice** | 9 April 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Indirect Interest |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Merriment Nominees Pty Limited<br><br>This is Trevor Eastwood's family account |
| **Date of change** | 1 October 2003 |
| **No. of securities held prior to change** | 12,434 |
| **Class** | Ordinary Shares |
| **Number acquired** | 342 |
| **Number disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $3.2705 |
| **No. of securities held after change** | 12,776 |

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 03/10/2003

TIME: 09:01:01

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **QANTAS AIRWAYS LIMITED** |
| **ABN** | **16 009 661 901** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Michael Henry Codd |
| **Date of last notice** | 9 April 2003 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct Interest |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| **Date of change** | 1 October 2003 |
| **No. of securities held prior to change** | 11,007 |
| **Class** | Ordinary Shares |
| **Number acquired** | 302 |
| **Number disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $3.2705 |
| **No. of securities held after change** | 11,309 |

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/10/2003

TIME: 14:24:32

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGM 2003 - CEO's Address

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 16/10/2003 02:24 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 86635 as follows:
Release Time: 16-Oct-2003 14:23:56
ASX Code: QAN
File Name: 86635.pdf
Your Announcement Title: Qantas 2003 AGM - CEO s Address

- 86635.pdf

# QANTAS AIRWAYS LIMITED
# 2003 ANNUAL GENERAL MEETING – 16 OCTOBER 2003
# CEO'S ADDRESS

I would like to elaborate on the theme that what happens to Qantas, matters.

The Chairman has just highlighted what our airline is doing right now. I would like to let you know what Qantas does on an ongoing basis:

- We operate a fleet of 196 aircraft;
- We employ 37,000 people and support the livelihoods of many more through our supplier relationships;
- We serve 58 Australian city and regional destinations with more than 4,500 domestic flights a week;
- We offer 540 international services every week to 77 destinations around the world; and
- Last year we carried nearly 29 million passengers safely to their destinations.

And we play an increasingly important role in the life of this country:

- We are a major contributor to the community, and to the arts and sport in Australia;
- We are at the centre of the Australian tourism industry which directly and indirectly contributes something like 9 per cent of GDP and 10 per cent of total Australian employment; and
- We carry Australia's image to the world. Most recently, we reinforced this with Australian industrial designer Marc Newson's Skybed and leading Australian designer Peter Morrissey's new uniforms.

Certainly I can assure you that, whatever regime is in place, Qantas will do whatever we have to in order to compete and prosper.

As I said at the full year results announcement, conditions in the aviation industry remain challenging, however Qantas expects to improve on its performance in 2003/04 while continuing to invest in its fleet, its product and its service.

To conclude, my task and that of my team is to ensure that, whatever the challenges, Qantas continues to develop as a dynamic, prosperous, ever-modern, Australian company.

That's what we will continue to do.

ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/10/2003

TIME: 14:23:01

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address to Shareholders

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Copy → MAJ corro ✓
ASX
BSJ ✓

From: ASX.Online@asx.com.au on 16/10/2003 02:23 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 86634 as follows:
Release Time: 16-Oct-2003 14:22:55
ASX Code: QAN
File Name: 86634.pdf
Your Announcement Title: Qantas 2003 AGM - Chairman s Address

- 86634.pdf

# QANTAS AIRWAYS LIMITED
# 2003 ANNUAL GENERAL MEETING – 16 OCTOBER 2003
# CHAIRMAN'S ADDRESS

**Introduction**

We have just come through yet another turbulent year for aviation. In the first half of the year, our industry was recovering reasonably well in the aftermath of the terrorist attacks in the United States and Bali, and the war in Afghanistan. We were coping with the broader implications of a heightened global security environment. But the war in Iraq and the outbreak of the SARS virus were devastating for international travel, particularly around the Asian region. These events inevitably had a significant impact on Qantas' second half performance.

I can report to you that in these difficult and challenging global circumstances our Qantas performed well. Qantas recorded a profit before tax of $502.3 million for the year ended 30 June 2003. The net profit after tax was $343.5 million. The Directors declared a fully franked final dividend of 9 cents per share, bringing total fully franked dividends for the year to 17 cents per share. These profit results were below earlier expectations – indeed, prior to the outbreak of SARS and the war on Iraq Qantas was headed for a record profit. Nevertheless by global standards the performance was of a very high calibre.

Over these past few years Qantas has demonstrated beyond doubt that we can adapt to and successfully manage large external shocks.

As Chairman, I have been proud of the way this company has responded to the extraordinary challenges it has confronted:

- Qantas rapidly responded to the SARS threat in this recent reporting period by reducing capacity and minimising the economic impacts where possible;

- By the end of next calendar year you will see new seating and interiors on almost all Qantas international aircraft. So far we have spent $300 million on an in-flight entertainment upgrade through the entire fleet of 747-400 aircraft, including features such as personal video screens in the economy cabin;
- We have also invested $385 million reinventing international business class travel, with the launch of our state-of-the-art sleeper seat Skybed, dedicated business class flight attendants, new food and wine, and higher service standards. The result is a business class experience which I believe will set a new world standard;
- Our international first class customers will also see improvements in food and wine selections, new bathrooms and amenities, as well as new-style sleeper suits;
- We are also investing in our international lounges. During the year, we completed a new lounge at Los Angeles airport, and opened new international Qantas Clubs in Sydney, Melbourne, Singapore, Bangkok and Honolulu;
- In another world first, Qantas has just introduced a SMS messaging service with response capabilities for our international passengers – once again putting us at the forefront of technology and service;
- This year Qantas introduced stylish new uniforms, and these will continue to enhance the image and reputation of our company; and
- We are also continuing to invest in customer service through training and support programs for our people.

All of these measures are consistent with a global network carrier focused on excellence and service. Bedding them down will continue to require concentrated management effort and focus.

In our domestic market a similar program of transition is taking place:

- Qantas has upgraded or built new lounges in Sydney, Melbourne, Brisbane, Perth and here in Adelaide;

- It is with the same philosophy in mind that the Board has approved the establishment of a low cost domestic airline. This demonstrates Qantas' commitment to ensuring our ongoing competitiveness;
- A second group of businesses will support these airlines. These include the vital tasks of engineering and maintenance as well as airports and catering; and
- The third group consists of associated businesses: Freight, Qantas Holidays, Qantas Defence Services and Qantas Consulting. These non-flying subsidiaries have contributed substantially to our financial results, and will continue to smooth bumpy aviation cycles and provide opportunities for growth.

The Corporate Centre, including a shared services division, will provide information technology, human resources, financial services and other support functions to each business.

Qantas managers will be given greater flexibility and capacity to extract optimum results and focus on increased profitability. Accountability across the company will be improved, and this will help Qantas adapt quickly to changing external conditions.

**Financial position**

However, as the last financial year again demonstrated, operational flexibility is not enough. We also need to actively manage the financial aspects of our business, including our capital base. Following the onset of SARS and the war in Iraq, we reduced our planned capital expenditure by a combined $1 billion in the previous and current financial years. This was in part achieved through the utilisation of "slide" rights on the delivery of new aircraft. We also retain the flexibility to move aircraft retirement dates as operating conditions dictate, as we demonstrated with the early retirement of our 767-200 fleet.

To fund our committed capital requirements during the year ended June 2003, we raised over $3 billion in debt and more than $700 million in new equity. At 30 June 2003, we

achieve scale. Today the global aviation industry is fragmented. The future must be about alliances to create scale.

Partnerships are already vitally important to Qantas. We have a close relationship with British Airways and our other **one**world partners, including American Airlines and Cathay Pacific. We have also forged successful alliances with non-**one**world carriers such as Japan Airlines and South African Airways.

We have also been seeking to form an alliance with Air New Zealand. Both Qantas and Air New Zealand see the alliance very much as a partnership of equals and believe that the alliance, if approved, will:

- Provide significant benefits to the economies of both Australia and New Zealand;
- Enhance the long term viability of New Zealand and Australian-owned aviation interests, while also
- Ensuring continued strong competition within Australia, New Zealand and across the Tasman.

However as you know, we were unable to secure the ACCC's approval for the agreement and have now lodged an appeal with the Australian Competition Tribunal. We expect a decision from the New Zealand Commerce Commission next week.

By contrast, in Europe, two of the region's largest carriers, Air France and KLM, have acknowledged that consolidation is necessary if the aviation industry is to secure a sustainable future. Together, these carriers will serve 226 destinations, operate 540 aircraft and employ 106,000 people. This compares with Qantas' 77 international destinations, 196 aircraft and 37,000 staff.

Scale is vital to Qantas' long term future and management attention will continue to be devoted to this task.

You will recall that a passenger armed with two wooden stakes was confronted and restrained by crew and passengers as he made his was toward the front of the aircraft, soon after it left Melbourne.

In August, I had the great pleasure of presenting the crew of Flight 1737 with a special, new Qantas award - the Chairman's Award. This award will honour Qantas staff members who exhibit a degree of valour and/or selflessness and/or community spirit so extraordinary that the reputation of the airline is enhanced in the eyes of other Qantas staff and the Australian public.

I am sure you will agree that there could be no more fitting recipients of the inaugural awards than the crew of Flight 1737.

There are two levels of the Award - the Diamond Award, for highest merit, and the Ruby Award.

Greg Khan, the CSM on that flight who displayed such remarkable bravery and determination, received the Diamond Award while the other five members of the crew received the Ruby Award.

**Corporate Governance**

For any company looking to sustain long term success, sound corporate governance is essential, both to the management task itself and to the continuing confidence of shareholders.

Qantas broadly accepts the release last week of the Government's proposed Bill on corporate governance known as CLERP 9. The reforms foreshadowed in the Bill aim to promote transparency, accountability and shareholder activism.

Qantas has always upheld high standards of corporate governance, and has in place a program of continuous review and improvement:

responsible and diligent approach to governance and a modest approach to remuneration. By way of example, we did not pay bonuses to executives in two of the last three years.

Qantas' approach was commended in a recent survey undertaken by Governance Metrics International, which rated us above average for Corporate Behaviour, Board Accountability, Remuneration and Financial Disclosure, and for Internal Controls. And this survey was undertaken based on Qantas' 2002 Annual Report disclosures - we have made further significant improvements since that time.

However, Governance Metrics International rated Qantas below average on our Ownership Base, noting that the ownership restrictions placed on foreign shareholders are inappropriate. I concur with Governance Metrics International. As you are aware, Qantas has so far been unsuccessful in seeking government amendments to the Qantas Sale Act to give us greater freedom to access capital and improve our ability to compete in the longer term in the increasingly competitive and globalising international environment.

The limitations on foreign investment restrict our capacity to access global equity capital and serve to impose an artificial ceiling on our share price and consequently increase our cost of capital. For these important reasons, Qantas will continue to put its case to the government to remove these restrictions.

**Conclusion**

Before I ask our Chief Executive Officer, Geoff Dixon, to make some comments on Qantas' operations, I want to let you know what our airline is doing right now:

- 109 aircraft are in the air, carrying more than 18,000 passengers, more than 800 crew and more than 1,450 tonnes of fuel;
- Almost 2,500 Qantas staff are currently away from their base;
- Eleven aircraft are in the hangar being maintained;

ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/10/2003

TIME: 17:21:22

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To Launch Low Cost Airline

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 16/10/2003 05:21 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 86742 as follows:
Release Time: 16-Oct-2003 17:21:14
ASX Code: QAN
File Name: 86742.pdf
Your Announcement Title: Qantas To Launch Low Cost Airline

- 86742.pdf

# Media Release

## QANTAS TO LAUNCH LOW COST AIRLINE

**ADELAIDE, 16 October 2003:** Qantas said today it would launch a new low cost domestic airline in May 2004.

The Qantas Board approved the establishment of the new airline at a meeting in Adelaide yesterday.

The Chief Executive Officer and Managing Director of Qantas, Geoff Dixon, said the new airline would be a separate business with its own brand.

He said it would be established using the operation of the former low cost carrier, Impulse, which was acquired by Qantas in May 2001 or by using a new "greenfields" company. A decision on which option would be used would be made within six weeks.

"This will be a true low cost carrier – lean, highly competitive and with the standards of safety and reliability associated with Qantas," Mr Dixon said.

He said it would further enhance the flying services operated by the Qantas Group, namely:

- the main Qantas domestic and international airline;
- QantasLink, the regional airline operations; and
- Australian Airlines, Qantas' international leisure carrier.

"Together, these airlines will offer a comprehensive range of services for travellers and see Qantas boost its role as a major supporter of the Australian tourism industry," Mr Dixon said.

"Negotiations are underway with Boeing, Airbus and aircraft lessors for the acquisition of 737-800 or A320 aircraft that will see the new low cost carrier have a minimum of 23 aircraft by mid-2005."

Mr Dixon said the current Qantas domestic operation would continue as now, but with an even greater focus on delivering quality service, particularly to the business community.

"Our network offering will be enhanced and additional investment made in both in-flight and on-ground product," he said.

Mr Dixon said that Alan Joyce, 37, had been appointed Executive General Manager of the low cost carrier.

"Alan joined Qantas in 2001 and he has an extensive airline industry background, having worked with both Aer Lingus and Ansett," he said.

"His experience is principally in fleet and network planning and business improvement and he was actively involved in Aer Lingus' low cost strategy."

Mr Dixon said a small team, including a number of former senior executives from the very successful European low cost carrier Ryanair, would assist Alan to establish the new airline.

He said the new airline would select the location of its headquarters, which would not be in Sydney, within the next six weeks.

Melbourne advertising agency, Dewey and Horten, had been engaged to work with the new airline's executives on naming, branding and advertising.

**Issued by Qantas Corporate Communication (Q2974)**
**Media Enquiries: Michael Sharp - Telephone 02 9691 3469**

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/10/2003

TIME: 17:59:48

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of Annual General Meeting

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 16/10/2003 05:59 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 86760 as follows:
Release Time: 16-Oct-2003 17:59:39
ASX Code: QAN
File Name: 86760.pdf
Your Announcement Title: 2003 AGM - Results of Resolutions and Proxy Information

- 86760.pdf

General Counsel
**Brett Johnson**

16 October 2003

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

**Results of Resolutions and Proxy Information - 2003 Annual General Meeting**

As required by Listing Rule 3.13.2, we advise that the following Resolutions were passed by shareholders at the 2003 Annual General Meeting held in Adelaide today:

**3. Election of Directors**

**3.1 Trevor Eastwood – Ordinary Resolution**

"That Trevor Eastwood, a Non-Executive Director retiring in accordance with the Constitution, being eligible, is re-elected as a Non-Executive Director of Qantas Airways Limited."

**3.2 Jim Kennedy – Ordinary Resolution**

"That Jim Kennedy, a Non-Executive Director retiring in accordance with the Constitution, being eligible, is re-elected as a Non-Executive Director of Qantas Airways Limited."

**3.3 Peter Gregg – Ordinary Resolution**

"That Peter Gregg, an Executive Director retiring in accordance with the Constitution, being eligible, is re-elected as an Executive Director of Qantas Airways Limited."

**4. Qantas Deferred Share Plan – Executive Director Participation**

**4.1 Participation in the Qantas Deferred Share Plan by Geoff Dixon – Ordinary Resolution**

"That, pursuant to Listing Rule 10.14 and under the Terms & Conditions of the Qantas Deferred Share Plan, Geoff Dixon, the Chief Executive Officer, is permitted to participate in the Qantas Deferred Share Plan as is contemplated by the explanatory letter accompanying the 2003 Notice of Meeting."

**4.2 Participation in the Qantas Deferred Share Plan by Peter Gregg – Ordinary Resolution**

"That, pursuant to Listing Rule 10.14 and under the Terms & Conditions of the Qantas Deferred Share Plan, Peter Gregg, the Chief Financial Officer, is permitted to participate in the Qantas Deferred Share Plan as is contemplated by the explanatory letter accompanying the 2003 Notice of Meeting."

**Qantas Airways Limited**
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

5. **Amendments to the Constitution – Preference Shares, Electronic Communication and Legislative Amendments – Special Resolution**

"That the Constitution of Qantas Airways Limited is amended in the manner set out in Annexure A to the 2003 Notice of Meeting."

The above Resolutions were decided on a show of hands. As required by section 251AA(1)(a) of the Corporations Act, the following Proxy Information is provided:

| | TOTAL NUMBER OF PROXY VOTES | | | | |
|---|---|---|---|---|---|
| | FOR | AGAINST | ABSTAIN | OPEN (BOARD) | OPEN (OTHER) |
| RE-ELECTION OF TREVOR EASTWOOD | 504,549,853 | 11,493,848 | 13,005,257 | 39,078,745 | 1,144,159 |
| RE-ELECTION OF JIM KENNEDY | 498,597,753 | 17,509,349 | 13,040,622 | 38,985,113 | 1,139,026 |
| RE-ELECTION OF PETER GREGG | 494,579,685 | 23,747,585 | 12,976,475 | 39,066,655 | 1,145,207 |
| PARTICIPATION IN THE QANTAS DEFERRED SHARE PLAN BY GEOFF DIXON | 325,942,819 | 153,868,854 | 37,048,835 | 30,069,810 | 1,050,406 |
| PARTICIPATION IN THE QANTAS DEFERRED SHARE PLAN BY PETER GREGG | 325,346,491 | 153,181,819 | 38,310,216 | 30,075,277 | 1,051,508 |
| AMENDMENTS TO THE CONSTITUTION | 440,005,152 | 73,921,060 | 12,644,337 | 39,945,936 | 1,282,103 |

Yours faithfully

Brett Johnson

ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department:** **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 17/10/2003

TIME: 10:11:23

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Details of Reorganisation

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 17/10/2003 10:11 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 86862 as follows:
Release Time: 17-Oct-2003 10:11:19
ASX Code: QAN
File Name: 86862.pdf
Your Announcement Title: Qantas Announces Details of Reorganisation

- 86862.pdf

# Media Release

## QANTAS ANNOUNCES DETAILS OF REORGANISATION

**SYDNEY, 17 October 2003:** Qantas today provided details of the corporate reorganisation it announced two months ago.

The Chief Executive Officer and Managing Director of Qantas, Geoff Dixon, said the reorganisation would enable Qantas to better meet the aviation industry's considerable challenges.

"It will also provide improved performance for customers, shareholders and employees," he said.

Mr Dixon said the reorganisation involved the establishment of ten businesses:

- Four flying businesses:
  - Qantas Airlines (the main international and domestic operations)
  - QantasLink (the regional airline operations)
  - Australian Airlines (the international leisure carrier)
  - a domestic low cost carrier
- Two flying services businesses:
  - Engineering Technical Operations and Maintenance Services
  - Airports and Catering
- Four associated businesses:
  - Freight
  - Qantas Holidays
  - Qantas Defence Services
  - Qantas Consulting

The businesses will be supported by a Corporate Centre that will focus on corporate governance, investment decisions, performance standards and group strategies.

A shared services organisation, Qantas Business Services, will be established to provide support services to businesses within the company.

"The reorganisation will deliver a range of major benefits, including increased accountability, greater speed and quality of decision making and improved return on assets," Mr Dixon said.

"An increase in autonomy for each business will be coupled with a strong focus on performance targets to ensure each business delivers its current commitments to optimise the success of the Qantas Group.

"The new structure will also increase the growth opportunities of non-core businesses such as Freight and Qantas Holidays."

Each business will have its own profit and loss statement and balance sheet and be fully accountable for its performance and contribution to the Qantas Group.

Mr Dixon said the structural change would be complemented by an operating style that focused on accountability, collaboration and leadership.

He said a new Executive structure had been designed with the objective of ensuring Qantas continued to be managed in a safe, experienced manner while developing leaders at all levels.

The new Executive includes three new members – David Cox*, Alan Joyce* and Andrea Staines* – and the entire team is:

**Chief Financial Officer - Peter Gregg, 48**
(currently Chief Financial Officer)
As Chief Financial Officer, Peter is responsible for monitoring the financial performance of the company. In addition, he will now take responsibility for Corporate Strategy and the performance of the Corporate Centre.

**Executive General Manager Qantas Airlines - John Borghetti, 48**
(currently Executive General Manager Sales and Marketing)
John will be responsible for the core domestic and international airline including technical and cabin crew, sales, marketing, product, customer service and support. Operations Resources and Infrastructure, Scheduling, Pricing and Inventory Management will also report to John.

**Executive General Manager Regional Airlines - Narendra Kumar, 45**
(currently Executive General Manager Subsidiary Businesses)
Narendra will be responsible for all regional airline commercial and operational activities, as well as Jetconnect.

**Executive General Manager Australian Airlines - Andrea Staines, 39**
(currently Group General Manager Commercial, Australian Airlines)
Andrea will be responsible for all commercial and operational activities of Australian Airlines.

**Executive General Manager Low Cost Carrier - Alan Joyce, 37**
(currently Group General Manager Network)
Alan will be responsible for running the new low cost airline.

**Executive General Manager Airports and Catering - Grant Fenn, 38**
(currently Deputy Chief Financial Officer)
Grant will be responsible for Qantas' domestic and international airport and catering businesses, providing airport and catering services to Qantas and other client airlines.

**Executive General Manager Engineering Technical Operations and Maintenance - David Cox, 43**
(currently Group General Manager Engineering Technical Operations)
David will be responsible for providing engineering and maintenance services to the flying segments.

**Executive General Manager Associated Businesses - Denis Adams, 58**
(currently Chief Executive Australian Airlines)
Denis will be responsible for managing a portfolio of associated businesses within the group. Initially, this will include Freight, Qantas Holidays, Qantas Defence Services and Qantas Consulting.

**Executive General Manager Fleet, Network and Alliances - Paul Edwards, 58**
(currently Executive General Manager Airline Strategy and Network).
Paul will be responsible for long-term fleet strategy, network optimisation and strategic airline alliances.

**Chief Information Officer and Executive General Manager Qantas Business Services - Fiona Balfour, 45**
(currently Chief Information Officer)
Fiona will retain her role as Chief Information Officer and also be responsible for the corporate shared services organisation.

**Executive General Manager People - Kevin Brown, 45**
(currently Executive General Manager Human Resources)
Kevin will retain responsibility for all strategic Human Resource activities within the company.

Safety, Security, Legal, Audit, Government and International Relations and Corporate Communication will continue to report directly to the Chief Executive Officer.

***New Members of the Executive**

**David Cox**
David spent his early career in research and teaching. He is an aeronautical engineer and has a Master of Science and Society degree (University of NSW). He joined Qantas in 1986 and has worked through a range of engineering, commercial, planning and operational roles including responsibility for regional airlines. David is currently Group General Manager Engineering Technical Operations and brings comprehensive technical expertise to his new role.

**Alan Joyce**
Alan has an extensive airline industry background having worked with Aer Lingus and Ansett. He joined Qantas in 2001. He has a Master of Science degree (Trinity College, Dublin). Alan's experience is principally in fleet and network planning and business improvements and he was actively involved in Aer Lingus' low cost strategy.

**Andrea Staines**

Andrea has a strong financial and commercial background that has been acquired through her experience in the finance and airline industries. Prior to joining Qantas in 1998, she was employed by American Airlines. She has an MBA (University of Michigan) and an Honours degree in Economics (University of Queensland). Within Qantas, Andrea has held a number of commercial roles prior to joining the start-up team of Australian Airlines in 2002.

The new organisation structure looks like this:


CEO and MD
Geoff Dixon
Chief Financial Officer
Peter Gregg
Executive General Manager
People
Kevin Brown
Executive General Manager
Fleet, Network & Alliances
Paul Edwards
CIO and Executive General
Manager Business Services
Fiona Balfour
Executive
General Manager
Qantas Airlines
John Borghetti
Executive
General Manager
Regional Airlines
Narendra Kumar
Executive General
Manager
Australian Airlines
Andrea Staines
Executive
General Manager
"LCC"
Alan Joyce
Executive
General Manager
ETOMS
David Cox
Executive General
Manager Airports
and Catering
Grant Fenn
EGM Associated
Businesses
Denis Adams
QDS
Freight
Qantas
Consulting
Qantas
Holidays

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 23/10/2003

TIME: 11:40:21

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Statement on NZCC Decision

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 23/10/2003 11:40 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 88766 as follows:
Release Time: 23-Oct-2003 11:40:13
ASX Code: QAN
File Name: 88766.pdf
Your Announcement Title: Qantas Statement on NZCC Decision

- 88766.pdf

QANTAS

# *Media Release*

## QANTAS STATEMENT ON NZCC DECISION

**SYDNEY, 23 October 2003:** Qantas said today it would hold discussions with Air New Zealand before deciding on a future direction for the two airlines' proposed alliance.

The Chief Executive Officer of Qantas, Geoff Dixon, said the talks would take place over the next few weeks and would canvass all options.

"We still believe an alliance between Qantas and Air New Zealand is in the best interests of aviation in this region and would deliver significant benefits to travellers and tourism," Mr Dixon said.

He said the New Zealand Commerce Commission, like the Australian Competition and Consumer Commission, had taken a very narrow view of competition and consumer interests and either ignored or underestimated the significant structural challenges facing the aviation industry.

"The decisions of the NZCC and the ACCC are at odds with what is occurring around the world," Mr Dixon said.

"In Europe, Air France and KLM have just signed a merger agreement that will see them operate a total of 540 aircraft and employ 106,000 people. Other European airlines are holding discussions, while British Airways has indicated it may revive its plans for greater co-operation with American Airlines.

"More broadly, the European Union and the United States have commenced talks about dropping barriers between their markets to form a Transatlantic Common Aviation Area. Once this occurs, airlines will be encouraged to invest in each other across national boundaries.

"In the United States, Delta, Northwest and Continental have been given approval to form a three-way alliance while US Airways and United Airlines have recently expanded their codeshare alliance to cover 1600 flight segments.

"There are simply too many airlines in the world today and it is inevitable that there will be further pressures toward consolidation and some very large and powerful groups could emerge."

Mr Dixon said Qantas would look for suitable opportunities in this changing environment while continuing its current strategies of driving down costs, setting up a low cost airline in Australia and investing in, and growing, both its domestic and international premium airlines.

**Issued by Qantas Corporate Communication (Q2980)**
**Media Enquiries: Michael Sharp - Telephone 02 9691 3469**

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 29/10/2003

TIME: 12:17:10

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Stats August 2003

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au on 29/10/2003 12:17 PM ZE11

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 91110 as follows:
Release Time: 29-Oct-2003 12:17:03
ASX Code: QAN
File Name: 91110.pdf
Your Announcement Title: Preliminary Traffic & Capacity Statistics - August 2003

- 91110.pdf

# QANTAS AIRWAYS LIMITED
## ABN 16 009 661 901

# PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
## AUGUST 2003

**Summary of Traffic and Capacity Statistics**

**Month of August 2003**

International traffic, measured in Revenue Passenger Kilometres (RPKs) decreased by 12.7 percent in August 2003 while capacity, measured in Available Seat Kilometres (ASKs), decreased by 11.2 percent. This resulted in a revenue seat factor of 78.6 percent, 1.3 percentage points lower than for August 2002.

Domestic RPKs decreased by 0.9 percent in August, while ASKs decreased by 4.9 percent over the same period. The resulting revenue seat factor of 81.7 percent was 3.3 percentage points higher than the previous year.

August Group (comprising International, Domestic, Australian Airlines and QantasLink) passenger numbers decreased by 2.9 percent over the previous year. RPKs decreased by 5.0 percent, while ASKs were down 4.7 percent, resulting in a revenue seat factor of 79.0 percent, which was 0.3 percentage points lower than the previous year.

**Financial Year to Date August 2003**

International revenue seat factor for year to date August 2003 decreased by 0.7 percentage points to 80.4 percent when compared with year to date August 2002, while international yield excluding exchange decreased by 3.0 percent over the same period. Domestic yield excluding exchange for the financial year to August decreased by 1.3 percent. Domestic revenue seat factor increased by 3.7 percentage points to 83.5 percent over the same period.

Group passenger numbers for the year to August decreased by 3.1 percent from the previous year. RPKs and ASKs both decreased by 5.0 percent, resulting in a revenue seat factor of 80.5 percent, unchanged from the previous year.

**Recent Developments**

The 2003 Annual General Meeting of Qantas Airways Limited was held on 16 October in Adelaide. All Resolutions were passed by shareholders at the meeting.

On 16 October 2003, Qantas announced that the Board had approved the establishment of a new low cost domestic airline. The new airline will commence operations in May 2004, as a separate business with its own brand. Negotiations are underway with Boeing, Airbus and aircraft lessors for the acquisition of Boeing 737-800 or Airbus A320 aircraft that will see the new low cost carrier have a minimum of 23 aircraft by mid-2005. The current Qantas domestic operation will continue as now, but with an even greater focus on delivering quality service, particularly to the business community.

On 17 October 2003, Qantas provided further details of the corporate reorganisation it announced in August 2003. The reorganisation involves the establishment of ten businesses:

- Four flying businesses – Qantas Airlines, QantasLink, Australian Airlines and the new domestic low cost carrier;
- Two flying services businesses – Engineering Technical Operations and Maintenance Services, together with Airports and Catering; and
- Four associated businesses – Freight, Qantas Holidays, Qantas Defence Services and Qantas Consulting.

The businesses will be supported by a Corporate Centre that will focus on corporate governance, investment decisions, performance standards and group strategies. A shared services organisation, Qantas Business Services, will be established to provide support services to businesses within the company.

**QANTAS AIRWAYS LIMITED**
**ABN 16 009 661 901**

## PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

## AUGUST 2003

| | Month | | | Financial Year to Date | | |
|---|---|---|---|---|---|---|
| **Domestic** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 1,446 | 1,451 | (0.3)% | 2,922 | 2,936 | (0.5)% |
| Revenue Passenger Kilometres (m) | 1,942 | 1,959 | (0.9)% | 3,999 | 3,992 | 0.2% |
| Available Seat Kilometres (m) | 2,377 | 2,500 | (4.9)% | 4,788 | 5,003 | (4.3)% |
| Revenue Seat Factor (%) | 81.7 | 78.4 | 3.3 pts | 83.5 | 79.8 | 3.7 pts |
| **International** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 644 | 733 | (12.1)% | 1,325 | 1,507 | (12.1)% |
| Revenue Passenger Kilometres (m) | 3,968 | 4,546 | (12.7)% | 8,179 | 9,314 | (12.2)% |
| Available Seat Kilometres (m) | 5,050 | 5,687 | (11.2)% | 10,176 | 11,481 | (11.4)% |
| Revenue Seat Factor (%) | 78.6 | 79.9 | (1.3) pts | 80.4 | 81.1 | (0.7) pts |
| **Australian Airlines** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 59 | - | na | 99 | - | na |
| Revenue Passenger Kilometres (m) | 281 | - | na | 478 | - | na |
| Available Seat Kilometres (m) | 392 | - | na | 714 | - | na |
| Revenue Seat Factor (%) | 71.7 | - | na | 66.9 | - | na |
| **QantasLink** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 283 | 321 | (11.8)% | 575 | 638 | (9.9)% |
| Revenue Passenger Kilometres (m) | 197 | 219 | (10.0)% | 402 | 435 | (7.6)% |
| Available Seat Kilometres (m) | 262 | 294 | (10.9)% | 534 | 585 | (8.7)% |
| Revenue Seat Factor (%) | 75.2 | 74.5 | 0.7 pts | 75.3 | 74.4 | 0.9 pts |
| **Total Group Operations** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 2,432 | 2,505 | (2.9)% | 4,921 | 5,081 | (3.1)% |
| Revenue Passenger Kilometres (m) | 6,388 | 6,724 | (5.0)% | 13,058 | 13,741 | (5.0)% |
| Available Seat Kilometres (m) | 8,081 | 8,481 | (4.7)% | 16,212 | 17,069 | (5.0)% |
| Revenue Seat Factor (%) | 79.0 | 79.3 | (0.3) pts | 80.5 | 80.5 | 0.0 pts |

**Notes**
Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

**Key**
(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by [illegible]

QANTAS

**Memorandum**

| | |
|---|---|
| To | Geoff Dixon, Chief Executive Officer<br>Peter Gregg, Chief Financial Officer |
| From | Cassandra Hamlin, GM Investor Relations |
| Department | Investor Relations |
| Telephone | 2 9424 |
| Reference | g:\invrel\stats\CEO & CFO Memo.doc Date 20 October 2003 |
| Subject | **RELEASE OF AUGUST 2003 TRAFFIC AND CAPACITY STATISTICS** |

Attached is a copy of the August 2003 traffic and capacity statistics release.

I would like to request your approval to lodge the release with the ASX.

In considering your approval, please be aware of the following. The commentary that accompanies the August 2003 statistics discloses:

- A 3.0 per cent decrease in international yield excluding exchange for the financial year to August 2003 when compared with the prior year. This compares with a 1.4 per cent decrease for the month of July 2003; and
- A 1.3 per cent decrease in domestic yield excluding exchange for the financial year to August 2003 when compared with the prior year. This compares with a 0.8 per cent increase for the month of July 2003.

Please let me know if you have any comments prior to you giving your approval.

Regards

Cassandra Hamlin

**Approved:**

**GEOFF DIXON**
**Chief Executive Officer**

**PETER GREGG**
**Chief Financial Officer**

ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 29/10/2003

TIME: 18:30:44

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Amended Constitution

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

**Janine JSM11 Smith**

29/10/2003 03:36 AM

To: Cassandra Hamlin/SYD/QANTAS@QANTAS, Katie Pearson/SYD/QANTAS@QANTAS, Natalie NKO19 Koster/SYD/QANTAS@QANTAS, Belinda De Rome/SYD/QANTAS@QANTAS, Michael MSH61 Sharp/SYD/QANTAS@QANTAS
cc: Ramona RRO93 Roach/SYD/QANTAS@QANTAS, Rachel RPA95 Palmer/SYD/QANTAS@QANTAS
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

Amended constitution folloing the AGM - LR technical requirement that it is to be lodged.
Janine
----- Forwarded by Janine JSM11 Smith/SYD/QANTAS on 29/10/2003 06:33 PM -----

**ASX.Online@asx.com.au**

29/10/2003 05:30 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 91357 as follows:
Release Time: 29-Oct-2003  18:30:39
ASX Code: QAN
File Name: 91357.pdf
Your Announcement Title: Qantas Amended Constitution
```

91357.pdf

# CONSTITUTION

of

# QANTAS AIRWAYS LIMITED

(ABN 16 009 661 901)

Adopted 18 November 1998
Amended 16 November 2000
Amended 16 October 2003

**CONSTITUTION**
**TABLE OF CONTENTS**

**PART 5 GENERAL MEETINGS**



**PART 6 DIRECTORS**



**PART 7 EXECUTIVE OFFICERS**



**PART 8 EXECUTION OF DOCUMENTS**



**PART 9 DISTRIBUTION OF PROFITS**



**PART 10 WINDING UP**

**PART 11 MINUTES AND RECORDS**



**PART 12 PROTECTION OF CERTAIN OFFICERS**



**PART 13 NOTICES**



**PART 14 GENERAL**

**QANTAS AIRWAYS LIMITED**
(ABN 16 009 661 901) [Amended 2003 AGM]
A company limited by shares

# CONSTITUTION

Adopted – 18 November 1998
Amended – 16 November 2000
Amended – 16 October 2003

## PART 1
## PRELIMINARY

### 1.1 Name

(a) The name of the company is 'Qantas Airways Limited'.

(b) The name of the company must contain the expression 'Qantas', and for so long as Qantas conducts scheduled international air transport passenger services it must do so under its company name or under a registered business name that includes the expression 'Qantas'. [Qantas Sale Act s.7(1)(e)]

### 1.2 Location of Head Office

The location of the Head Office of Qantas shall at all times remain located within Australia. [Qantas Sale Act s.7(1)(g)]

### 1.3 Location of Principal Operational Centre

Of the facilities, taken in aggregate, which are used by Qantas in the provision of scheduled international air transport services (for example, facilities for the maintenance and housing of Aircraft, catering, marketing, flight operations, training and administration), the facilities located in Australia, when compared with those located in any other country, must represent the principal centre of operations of Qantas. [Qantas Sale Act s.7(1)(h)]

### 1.4 Place of Incorporation

At all times the place of incorporation of Qantas is to remain in Australia. [Qantas Sale Act s.7(1)(k)]

### 1.5 Definitions

In this Constitution:

**'Affected Share'** means any share which is designated as such in accordance with clause 4.7;

**'Aircraft'** means any machine or craft that can derive support in the atmosphere from the reactions of the air; [Qantas Sale Act s.7(7)]

**'Air Service'** means a service of providing air transportation of people or goods, or both people and goods, by:

(a) Regular Public Transport Operation; or

(b) Charter Operation; [Qantas Sale Act s.7(7)]

**'Alternate Director'** means a person appointed as an alternate Director in accordance with clause 6.19;

**'Another Country'** includes any region:

(a) that is part of a foreign country;

(b) that is under the protection of a foreign country; or

(c) for whose international relations a foreign country is responsible; [Qantas Sale Act s.7(7)]

**'ASTC'** has the same meaning as in the Corporations Regulations; [Inserted 2003 AGM]

**'ASTC-regulated transfer'** has the same meaning as in the Corporations Regulations; [Inserted 2003 AGM]

**'Australian Citizen'** means any person who is an Australian citizen as defined in the Australian Citizenship Act 1948; [Qantas Sale Act s.7(7)]

**'Australian International Airline'** means an international airline (other than Qantas) that may be permitted to carry people or goods, or both people and goods, under a Bilateral Arrangement as an airline designated by Australia to operate a scheduled International Air Service; [Qantas Sale Act s.7(7)]

**'Australian Person'** means:

(a) an individual who is an Australian Citizen or is ordinarily resident in Australia;

(b) the Commonwealth, a State or a Territory;

(c) a person who is a nominee of the Commonwealth or of a State or a Territory;

(d) a Commonwealth, State or Territory authority;

(e) a person who is a nominee of a Commonwealth, State or Territory authority;

(f) a local government body (whether incorporated or not) formed by or under a law of a State or a Territory;

(g) a person who is a nominee of a local government body referred to in paragraph (f);

(h) a body corporate that:

(1) is incorporated by or under a law of the Commonwealth or of a State or a Territory; and
(2) is substantially owned and effectively controlled by persons referred to in paragraph (a), (b), (c), (d), (e), (f), (g) or (i); or

(i) a person in the capacity of a trustee, or manager, of a fund in which the total interests (if any) of persons referred to in paragraph (a), (b), (c), (d), (e), (f), (g) or (h) represent 60% or more of the total interests in the fund; [Qantas Sale Act s.7(7)]

**'Australian Territory'** means:

(a) the territory of Australia and of every external territory;

(b) the territorial sea of Australia and of every external territory; and

(c) the air space over any such territory or sea; [Qantas Sale Act s.7(7)]

**'BA'** means British Airways plc;

**'BA Director'** means a Director appointed in accordance with clause 6.4;

**'BA Group'** means BA and its Subsidiaries from time to time;

**'BA Shares'** (formerly designated TSB Shares) means, in respect of the BA Group, that number of Voting Shares in Qantas designated as such from time to time in accordance with clause 2.5;

**'Bilateral Arrangement'** means an agreement or arrangement between:

(a) Australia, or an Entity or organisation nominated or otherwise similarly authorised by Australia to enter into the agreement or arrangement; and

(b) Another Country,

under which the carriage by air of people or goods, or both people and goods, between Australia and the other country is permitted; [Qantas Sale Act s.7(7)]

**'Business Day'** has the meaning given to that term in the Listing Rules;

**'Chairperson'** means the person elected to the office of chairperson of Directors or presiding as such in accordance with clause 6.15;

**'Charter Operation'** means an operation of an Aircraft for the purpose of:

(a) a service of providing air transportation of people or goods, or both people and goods, that:

(1) is provided for a fee payable by persons using the service; and
(2) is not available to the general public on a regular basis,

whether or not the service is conducted in accordance with fixed schedules to or from fixed terminals over specific routes; or

(b) a service of providing air transportation of people or goods, or both people and goods, that:

(1) is provided for a fee payable by persons using the service;
(2) is available to the general public on a regular basis; and
(3) is not conducted in accordance with fixed schedules to or from fixed terminals over specific routes; or

(c) a service of providing air transportation of people or goods, or both people and goods, that:

(1) is not provided for a fee payable by persons using the service;
(2) is conducted in accordance with fixed schedules to or from fixed terminals over specific routes; and
(3) is not available to the general public; [Qantas Sale Act s.7(7)]

[Definition of 'CHESS' deleted 2003 AGM]
[Definition of 'CHESS Approved' deleted 2003 AGM]

**'Commonwealth'** means the Commonwealth of Australia;

**'Corporations Act'** means the Corporations Act 2001 (Cth); [Inserted 2003 AGM]

**'Corporations Regulations'** means the Corporations Regulations 2001 (Cth); [Inserted 2003 AGM]

**'Deputy Chairperson'** means the person elected to the office of deputy chairperson of Directors in accordance with clause 6.15;

**'Director'** means:

(a) a person appointed and acting in the position of a director of Qantas; or

(b) an Alternate Director acting in the capacity of a director of Qantas;

[Definition of 'Entitled' deleted 2000 AGM]

**'Entity'** in relation to the definition of 'Foreign Airline' has the meaning given to that term in the Corporations Act; [Amended 2003 AGM]

**'Exchange'** means the Australian Stock Exchange Limited;

**'Executive Director'** means a Director who is also an employee of Qantas or of a related body corporate of Qantas, in an executive capacity;

**'Foreign Airline'** means:

(a) an Entity which is an air transport enterprise other than:

(1) an Australian International Airline;
(2) Qantas; or
(3) an air transport enterprise offering or operating an Air Service solely within Australian Territory and which, if not incorporated in Australia, does not offer or operate an Air Service in or to a country other than Australia;

(b) an Entity which substantially owns and effectively controls an Entity referred to in paragraph (a), including, for this purpose, any Entity which has a Relevant Interest in 35% or more of the voting rights or Voting Shares in an Entity referred to in paragraph (a); or

(c) an Entity which is substantially owned and effectively controlled by an Entity referred to in paragraph (a), including, for this purpose, any Entity 35% or more of the voting rights or Voting Shares in which the Entity referred to in paragraph (a) has a Relevant Interest; [Qantas Sale Act s.7(7)]

**'Foreign Person'** means:

(a) a Foreign Airline; or

(b) a person (other than a Foreign Airline) who is not an Australian Person; [Qantas Sale Act s.7(7)]

**'Head Office'** means the place of business of Qantas where central management and control are exercised; [Qantas Sale Act s.7(7)]

**'International Airline'** means an air transport enterprise offering or operating an International Air Service; [Qantas Sale Act s.7(7)]

**'International Air Service'** means an Air Service provided by means of a flight:

(a) from a place within Australia to a place outside Australia; or

(b) from a place outside Australia to a place within Australia; [Qantas Sale Act s.7(7)]

**'Intervening Act'** means the refusal, withholding, suspension, non-renewal or revocation of any Operating Right granted to, or enjoyed by, Qantas or any Subsidiary of Qantas, or the imposition of any conditions or limitations upon any such Operating Right which materially inhibit the exercise of such Operating Right, in either case by any state, authority or person;

**'Listed Company'** means a company admitted to, and not removed from, the official list of entities of the Exchange;

**'Listing Rules'** means the Official Listing Rules of the Exchange as varied or waived by a body with power to do so as they apply to Qantas;

'**Managing Director**' means a Director appointed as managing director in accordance with clause 7.1;

'**Minister**' means the Minister of the Commonwealth for the time being having responsibility for aviation matters;

'**Nominations Committee**' means the nominations committee referred to in clause 6.21;

'**Non-BA Director**' means a Director appointed in accordance with clause 6.3;

'**Operating Right**' means an authority, permission, licence or privilege, granted or enjoyed under a Bilateral Arrangement, which enables an Air Service to be operated;

'**Operating Rules**', in relation to a Prescribed CS facility, means the operating rules of that Prescribed CS facility, within the meaning of Chapter 7 of the Corporations Act; [Inserted 2003 AGM]

'**Prescribed CS facility**' has the same meaning as "prescribed CS facility" has in Chapter 7 of the Corporations Act; [Inserted 2003 AGM]

'**Qantas**' means Qantas Airways Limited ABN 16 009 661 901; [Amended 2003 AGM]

'**Regular Public Transport Operation**' means an operation of an Aircraft for the purpose of an Air Service that:

(a) is provided for a fee payable by persons using the service;

(b) is conducted in accordance with fixed schedules to or from fixed terminals over specific routes; and

(c) is available to the general public on a regular basis; [Qantas Sale Act s.7(1)]

'**Relevant BA Subsidiary**' means the Subsidiary of BA which holds the majority of the BA Shares;

'**Relevant Interest**' has the meaning given to that term in the Qantas Sale Act 1992 (Cth); [Qantas Sale Act s.7(2)]

'**Relevant Share**' means any Voting Share in Qantas in which a Foreign Person has a Relevant Interest;

'**Restricted Securities**' has the meaning given to that term in the Listing Rules;

'**SCH Business Rules**' means the Operating Rules of ASTC in force from time to time; [Amended 2003 AGM]

[Definition of 'Securities Clearing House' deleted 2003 AGM]

'**State**' means a state of the Commonwealth;

'**Subsidiary**' has the meaning given to that term in the Corporations Act; [Amended 2003 AGM]

'**Substantial Foreign Shareholder**' means any Foreign Person who has a Relevant Interest in at least 15% of the issued Voting Shares of Qantas; [Qantas Sale Act s.7(4)]

'**Territory**' means a territory of the Commonwealth;

'**Transmission Event**' means:

(a) in respect of a member who is an individual:

   (1) the death of the member;
   (2) the bankruptcy of the member; or
   (3) the member becoming of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health; and

(b) in respect of a member who is a body corporate, the dissolution of the member or the succession by another body corporate to the assets and liabilities of the member; and

'**Voting Shares**' has the meaning given to that term in the Corporations Act. [Amended 2003 AGM]

### 1.6 Interpretation

(a) A reference in a clause relating to partly paid shares to a call or an amount called in respect of a share includes a reference to a sum that, by the terms of issue of a share, becomes payable on allotment or at a fixed date.

(b) In this Constitution, unless the context otherwise requires, a reference to any statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, varying, consolidating or replacing them, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws under that statute.

(c) In this Constitution, 'person' includes any individual, body corporate, unincorporated body, government, government department, agency and any municipal, local, statutory or other

authority and any combination or association of individuals, bodies corporate, unincorporated bodies, governments, government departments, agencies and municipal, local, statutory or other authorities (in each case whether or not having a separate legal identity).

(d) Headings and cross-references to legislation are inserted for convenience and do not affect the interpretation of this Constitution.

(e) Notwithstanding anything else in this Constitution, a reference to a member for a particular purpose is, where the Corporations Act empowers Qantas to determine who is a member for that purpose by using a particular method or by acting in a particular way, a reference to a member determined by Qantas for that purpose by using that method or by acting in that way. [Amended 2003 AGM]

(f) A reference to something being "written" or "in writing" includes that thing being represented or reproduced in any mode in a visible form (including electronically) or communicated in any other manner approved by the Directors from time to time. [Inserted 2003 AGM]

### 1.7 Application of the Corporations Act and Listing Rules

(a) This Constitution is to be interpreted subject to the Corporations Act and, while Qantas is a Listed Company, the Listing Rules. [Amended 2003 AGM]

(b) Qantas and the Directors must, notwithstanding any contrary provision in this Constitution, comply with the obligations imposed on them under the Corporations Act and, while Qantas is a Listed Company, the Listing Rules and the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules). [Amended 2003 AGM]

(c) Qantas and the Directors must, while Qantas is a Listed Company, exercise their powers in such a way as to ensure the Listing Rules are complied with unless to do so would be unlawful or a breach of duty. This obligation does not detract from or alter the power of Qantas and the Directors to cause Qantas to cease to be a Listed Company.

(d) Unless the contrary intention appears, an expression in a clause which is defined by or that deals with a matter dealt with by:

(1) a provision of the Corporations Act has the meaning given to that expression in that provision of the Corporations Act; or

(2) a provision of the Listing Rules has the meaning given to that expression in that provision of the Listing Rules. [Amended 2003 AGM]

### 1.8 Exercise of Powers

Qantas may exercise any power which under the Corporations Act a company limited by shares may exercise if authorised by its Constitution. [Amended 2003 AGM]

### 1.9 Replaceable Rules not to Apply

The replaceable rules contained in the Corporations Act do not apply to Qantas. [Amended 2003 AGM]

## PART 2
## SHARE CAPITAL

### 2.1 Shares

Without prejudice to any special rights conferred on the holders of any shares or class of shares and subject to this Constitution, the Corporations Act and the Listing Rules, the Directors may: [Amended 2003 AGM]

(a) issue, or grant options in respect of, or otherwise dispose of, shares to such persons, for such price, on such conditions, at such times and with such preferred, deferred or other special rights or special restrictions, whether with regard to dividend, voting, return of capital or otherwise, as the Directors think fit;

(b) issue preference shares (including preference shares that are liable to be redeemed); and [Amended 2003 AGM]

(c) on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the time of payment.

## 2.2 Limit on Foreign Ownership

(a) At no time can any one Foreign Person have a Relevant Interest in shares in Qantas which exceeds 25% of the issued share capital of Qantas. [Qantas Sale Act s.7(1)(b)]

(b) At no time can Foreign Persons have Relevant Interests in shares in Qantas which, in aggregate, exceed 49% of the issued share capital of Qantas. [Qantas Sale Act s.7(1)(a)]

(c) At no time can Foreign Airlines have Relevant Interests in shares in Qantas which, in aggregate, exceed 35% of the issued share capital of Qantas. [Qantas Sale Act s.7(1)(aa)]

## 2.3 Overriding Clauses

The provisions of clauses 2.2, 4.7 and 4.8 apply notwithstanding any other provision of this Constitution. All other provisions of this Constitution are to be read subject to clauses 2.2, 4.7 and 4.8.

## 2.4 [Deleted 2003 AGM]

## 2.5 BA Shares

(a) As at the date of this Constitution becoming effective, the issued ordinary shares in Qantas registered in the name of British Airways Investments (Australia) Pty Ltd are initially designated as BA Shares in respect of the BA Group.

(b) A BA Share will automatically cease to be designated as a BA Share if any person, other than a person within the BA Group, acquires a Relevant Interest in that share as a result of any member of the BA Group entering into a transaction or agreement which results in that acquisition.

(c) If a holder of BA Shares fails to provide the information requested by the Directors under clause 4.5 or clause 2.5(h) within 14 days after written notice to do so, the Directors may, by further written notice to the holder, declare that the relevant BA Shares specified in the notice will cease to be designated as BA Shares. Such cessation will take effect on and from the date on which the notice is given to the holder or on such later date as is specified in the notice.

(d) Once any BA Shares have ceased to be designated as BA Shares in accordance with this clause 2.5 they can never be redesignated as BA Shares except as expressly provided in this clause 2.5. Where BA Shares cease to be designated as BA Shares in accordance with clause 2.5(c), then the Directors shall, by written notice to the holder, redesignate such shares as BA Shares where the failure to provide information referred to in clause 2.5(c) was due to honest mistake or was beyond the reasonable control of the holder. Such redesignation will take effect on and from the date on which the notice is given to the holder or on such later date as is specified in the notice.

(e) Where a member holds both BA Shares and other Voting Shares in Qantas, and a third party acquires a Relevant Interest in some (but not all) of the shares held by the member, the Relevant Interest acquired by the third party will be deemed to apply first to the other Voting Shares and then (if applicable) to the BA Shares.

(f) No further shares acquired by a person within the BA Group shall be designated as BA Shares unless:

   (1) clauses 2.5(i) and (j) provide otherwise; or

   (2) the shares are issued under the terms of any dividend reinvestment plan, dividend selection plan or bonus share plan implemented by Qantas.

(g) A holder of BA Shares must notify the Directors if it becomes aware that:

   (1) any person (other than any person within the BA Group) has acquired any Relevant Interest in any of the BA Shares which it holds; or

   (2) it has ceased to be a person within the BA Group.

(h) In addition to any power or right of Qantas to seek information under the Corporations Act and under clause 4.5, the Directors may, by written notice, request a holder of BA Shares to provide any or all of the following information: [Amended 2003 AGM]

   (1) the total number of BA Shares or other Voting Shares in which the holder of BA Shares held a Relevant Interest at any date;

   (2) details of any sale or disposal of any Relevant Interest in shares in Qantas by the holder of BA Shares or any person in the BA Group between any dates;

(3) confirmation that no event referred to in clauses 2.5(g)(1) or (2) has occurred in relation to shares held by the holder of BA Shares; and

(4) any other information which the Directors reasonably consider necessary for the purposes of the proper operation of clause 6.4 and which could reasonably be expected to be within the knowledge of the holder of BA Shares.

(i) (1) This clause 2.5(i) applies if Qantas makes or offers to make an allotment of Voting Shares to all holders of Voting Shares in Qantas, whether by way of bonus or rights or otherwise, pro-rata to those holders' respective holdings (and for this purpose, a dividend reinvestment plan, bonus share plan or dividend selection plan offer is to be taken as pro-rata to holdings). For the purpose of this clause 2.5(i), the total number of shares so offered or allotted to a member is that member's **'Total Entitlement'**.

(2) A holder of BA Shares may, by notice in writing to Qantas, elect to acquire from its Total Entitlement the number of Voting Shares, to be automatically designated as BA Shares, necessary for it to maintain, after the allotment, the proportion that the BA Shares held by the holder represented of all the Voting Shares in Qantas immediately before the allotment. If a holder of BA Shares makes such an election, the designation procedure under clause 2.5(i)(3) or (4) will not apply to any shares acquired by the member under this clause 2.5(i)(2).

(3) Subject to clause 2.5(i)(2), where a member holding BA Shares elects to acquire all or part of its Total Entitlement, any shares so acquired, to the extent of the pro-rata entitlement referable to the BA Shares held by that member, shall be BA Shares.

(4) Where a member holding BA Shares and other Voting Shares elects to acquire only part of its Total Entitlement:

(A) the member may, by giving Qantas notice prior to the allotment of the Voting Shares, elect whether such shares, or any of them, shall be regarded as BA Shares or other Voting Shares provided that the number of BA Shares so allotted does not exceed the maximum number of BA Shares which that member could acquire in accordance with clause 2.5(i)(3); and

(B) if the member does not give notice in accordance with clause 2.5(i)(4)(A):

(i) any shares allotted to that member shall be deemed to be BA Shares provided that the number of BA Shares so allotted does not exceed the maximum number of BA Shares which that member could acquire in accordance with clause 2.5(i)(3); and

(ii) any shares allotted in excess of the maximum number of BA Shares which that member could acquire in accordance with clause 2.5(i)(3) shall not be designated as BA Shares.

(j) If Qantas proposes to make an allotment of Voting Shares other than by way of pro-rata offer to all holders of Voting Shares in Qantas, including an allotment under an employee share plan or share option plan (whether by bonus issue or for value), or proposes to make an allotment under any dividend reinvestment plan, dividend selection plan or bonus share plan introduced by Qantas, with the effect that any BA Shares held by a member will, following that allotment, represent a smaller proportion of all the Voting Shares in Qantas than the proportion immediately prior to the allotment, then:

(1) the Directors must, not less than seven days before the allotment, notify each member who holds BA Shares of an estimate of and upon the allotment being made, notify each member who holds BA Shares of the further number of BA Shares (**'Specified Number'**) which is necessary for it to acquire to maintain the same proportion of BA Shares in relation to all Voting Shares in Qantas as it held immediately prior to the allotment;

(2) any other Voting Shares then held by that member up to the Specified Number shall be automatically designated as BA Shares on notification of the Specified Number;

(3) if the member holds no other Voting Shares or holds a number which is less than the Specified Number, then the member may:

(A) within 30 days following receipt of notice of the Specified Number under clause 2.5(j)(1), acquire further Voting Shares in Qantas on the Exchange up to the Specified Number (after taking account of any shares designated as BA Shares under clause 2.5(j)(2)); or

(B) on the expiry of 30 days following receipt of notice of the Specified Number under clause 2.5(j)(1) if:

(i) the member is unable to acquire further Voting Shares on the Exchange;

(ii) the member is able to acquire further Voting Shares on the Exchange, but at a price greater than the market price of the shares (before any applicable discount) upon which the allotment is based; or

(iii) the member is able to acquire further Voting Shares on the Exchange, but, where the allotment is not based on a market price, at a price greater than the market price at the time of allotment,

subscribe for and Qantas must issue Voting Shares to the member as soon as reasonably practicable, at a price not greater than:

(iv) the market price of the shares (before any applicable discount) upon which the allotment is based; or

(v) if that allotment is not based on a market price, the market price at the time of the allotment which gives rise to the member exercising its rights under this clause 2.5(j),

up to the Specified Number (after taking account of any shares designated as BA Shares under clause 2.5(j)(2)) and such further number so that, after the issue contemplated by this clause 2.5(j), the member maintains the proportion of all the Voting Shares in Qantas held immediately prior to the allotment;

(4) if a member who holds BA Shares is unable to maintain its proportionate interest under clause 2.5(j)(3) by reason of fractional entitlements then, at the time of a further allotment of shares to which clause 2.5(j) applies, and provided the member has not sold any BA Shares in the intervening period, the member may purchase or be allotted further shares so as to restore its proportionate interest to the original proportion; and

(5) any shares acquired or subscribed for in accordance with clause 2.5(j)(3) or (4) shall be automatically designated as BA Shares.

(k) If the BA Group's BA Shares cease to constitute at least 10% of the total number of Voting Shares in Qantas and, in the case only where clause 2.5(j) applies, a percentage of 10% or more is not restored in accordance with clause 2.5(j) within the time period referred to in that clause, then all of those BA Shares shall automatically cease to be designated as BA Shares.

(l) The Directors must keep a separate record of BA Shares and dealings in BA Shares and must provide information to bona fide enquiries from prospective purchasers of shares in Qantas as to the number of BA Shares from time to time on the register.

### 2.6 Variation of Class Rights

Unless otherwise provided by the terms of issue of a class of shares:

(a) all or any of the rights or privileges attached to the class must not be varied, whether or not Qantas is being wound up, other than:

(1) with the consent in writing of the holders of three-quarters of the issued shares of that class; or

(2) with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class;

(b) the provisions of this Constitution relating to general meetings apply, so far as they can and with such changes as are necessary, to each separate meeting of the holders of the issued shares of that class; and

(c) the rights conferred upon the holders of the shares of the class are not to be taken as having been varied by the creation or issue of further shares ranking equally with them except in the case of preference shares where any issue of securities ranking in priority, or any conversion of existing securities to securities ranking equally or in priority, to an existing class of preference shares will be taken to be a variation or abrogation of the rights attached to that existing class of preference shares.

### 2.7 Power to Buy Back Ordinary Shares

Qantas may buy shares in itself in any manner authorised by the Corporations Act. [Amended 2000 AGM] [Amended 2003 AGM]

### 2.8 [Deleted 2000 AGM]

### 2.9 Joint Holders of Shares

Where two or more persons are registered as the holders of a share, they hold it as joint tenants with rights of survivorship subject to the following provisions:

(a) they and their respective legal personal representatives are liable severally as well as jointly for all payments, including calls, which ought to be made in respect of the share;

(b) subject to clause 2.9(a), on the death of any one of them the survivor or survivors are the only person or persons Qantas will recognise as having any title to the share;

(c) any one of them may give effective receipts for any dividend, interest or other distribution or payment in respect of the share; and

(d) in the case of persons jointly entitled to be registered as the holders of a share, Qantas is not bound to register more than three persons as joint holders of the share.

### 2.10 Equitable and Other Claims

Except as otherwise required by law or provided by this Constitution, Qantas is entitled to treat the registered holder of a share as the absolute owner of that share and is not compelled in any way to:

(a) recognise a person as holding a share upon any trust, even if Qantas has notice of that trust; or

(b) recognise, or be bound by, any equitable, contingent, future or partial claim to or interest in a share on the part of any other person except an absolute right of ownership in the registered holder, even if Qantas has notice of that claim or interest.

### 2.11 Employee Share Plans

The Directors may implement an employee share or option plan on such terms as they think fit and amend, suspend or terminate any employee share or option plan so implemented.

## Part 2A
## PREFERENCE SHARES

[Inserted 2003 AGM]

### 2A.1 Preference Shares

Subject to the Corporations Act, the Directors may issue preference shares:

(a) including preference shares which are, or at the option of Qantas are to be, liable to be redeemed by Qantas on such terms and conditions and in such manner as the Directors determined before the issue of the preference shares; and

(b) whether the preference shares are redeemable or non-redeemable, with any of the rights set out in this Part 2A and with such other rights, not inconsistent with this Part 2A, as are conferred by the terms of issue of the preference shares.

### 2A.2 Terms of Issue

Prior to the allotment of any preference shares the Directors shall determine with respect to such preference shares the following matters or the manner in which such matters shall be determined:

(a) where the preference shares are redeemable:

(1) the amount payable on redemption;
(2) the redemption date;
(3) the time, place and manner of redemption; and
(4) the conditions for exercise of the rights of redemption by the holder or by Qantas;

(b) in any case:

(1) the rate or amount of dividends (including any additional dividends) at any time or from time to time, the basis (if any) upon which the amount of a dividend will be increased to take account of tax or other fiscal impost and the basis (if any) upon which the amount of any dividend otherwise payable in respect of the shares reduces by reference to other amounts paid to the holder of the preference shares;
(2) the times or circumstances for payment of dividends on the preference shares;
(3) the periods in respect of which the dividends are to be payable;

(4) the funds out of which the dividends or capital or both are to be paid;
(5) the premium (if any) payable;
(6) the currency in which dividends or capital or both are to be paid;
(7) whether or not the issue of further shares ranking equally with the preference shares in any or in any stated respect is permitted;
(8) whether the preference shares are convertible into shares of another class and, if so in what circumstances;
(9) if required under clause 2A.7(b)(2), the market value of an ordinary share at the date of allotment of the preference share;
(10) if the preference share has the rights set out in clause 2A.3(d), any right of the holder of the preference share on redemption or in a winding up to payment of an amount equal to a dividend of the type described in clause 2A.4(d);
(11) if the preference shares have the rights set out in clause 2A.6(b)(3), the sum or the mechanism for determining the sum to which the holder of the preference share has the right to payment in winding up;
(12) if applicable, any reference rate for the purposes of clause 2A.8; and
(13) such other matters as the Directors may determine.

**2A.3 Dividend Rights**

The Directors may issue preference shares with such rights to dividends as set out below:

(a) a right to cumulative dividends with or without any further right to participate in profits available for dividends;

(b) a right to non-cumulative dividends with or without any further right to participate in profits available for dividends;

(c) a right to non-cumulative dividends and a right to additional preference shares in accordance with clause 2A.5 but with no further right to participate in profits available for dividends;

(d) a right to non-cumulative dividends and, to the extent (if any) specified in the terms of issue, to additional dividends in connection with the conversion of a preference share into an ordinary share and/or to additional dividends in circumstances where a dividend contemplated by the terms of issue has not been paid in full on the preference shares and:

(1) a dividend has been, or is sought to be, declared or paid on shares ranking pari passu with or junior to the preference share or a sum is, or is sought to be, set aside for the payment thereof;
(2) shares in Qantas have been, or are sought to be, repurchased, redeemed or beneficially acquired by Qantas, or a sum is, or is sought to be, set aside or a sinking fund is, or is sought to be, established for such a purpose, but with no further right to participate in profits available for dividends; or
(3) Qantas has, or has sought to, effect a reduction of capital; or

(e) no right to dividends.

The terms of issue of preference shares may provide that to the extent that an amount is paid to a holder of preferences shares other than by way of dividend paid by Qantas, the amount of any dividend otherwise payable to the holder in respect of the preference shares reduces in a manner specified in the terms of issue.

**2A.4 Entitlement and Priority as to Payment of Dividends**

The holders of preference shares will rank for payment of dividends to which they are entitled in accordance with the provisions of this clause 2A.4:

(a) Holders of preference shares shall rank equally for payment of dividends and in priority to all holders of other classes of shares.

(b) Where the holder of a preference share has a right to cumulative dividends, the holder shall have the right on redemption or in a winding up to payment of an amount equal to all arrears of or accrued dividends down to the date of redemption or of commencement of the winding up (as the case may be), whether earned or declared or not, with the same priority in relation to other shares or other classes of preference shares determined pursuant to clause 2A.4(a).

(c) Where the holder of a preference share has a right to non-cumulative dividends under clause 2A.3(b) or (c) the holder shall have the right on redemption or in a winding up to payment of an amount equal to the dividend entitlement for any dividend date which has then most recently occurred (and which has not been paid by Qantas) prior to the date of redemption or of commencement of the winding up (as the case may be), only if a dividend has been declared by the Directors, and with the same priority in relation to other shares or other classes of preference shares as determined pursuant to clause 2A.4(a).

(d) The holder of a preference share which has the right to a non-cumulative dividend set out in clause 2A.3(d) shall have, to the extent (if any) determined by the Directors prior to allotment of the preference share, the right on redemption or in a winding up to payment of an amount equal to any dividend (whether earned or declared or not) which, pursuant to the terms of issue of the preference share, Qantas was required to pay to the holder or, if there had been sufficient distributable profits, would have been required to pay to the holder, prior to the redemption or the commencement of the winding up (as the case may be), with the same priority in relation to other shares or other classes of preference shares as determined pursuant to clause 2A.4(a). Except to the extent provided pursuant to this clause 2A.4(d), the holder of such preference share shall not have a right on redemption or in a winding up to payment of an amount equal to or in respect of arrears of, or accrued but unpaid, dividends.

**2A.5 Right to Additional Preference Shares**

(a) If:

(1) a preference share is issued with the rights set out in clause 2A.3(c); and
(2) all or any part of a dividend otherwise payable to the holders of those preference shares on a particular dividend date has become not payable because, under the terms of issue applicable to those preference shares a dividend is not payable or is payable only in part, where in the opinion of the Directors the distributable profits of Qantas are insufficient to permit the payment in full of the dividend on those preference shares on that dividend date and also the payment in full of dividends stated to be payable on that dividend date on other preference shares ranking pari passu therewith; and
(3) at the relevant dividend date the amount (if any) standing to the credit of Qantas' profit or loss account and the amount of the reserves of Qantas available for the purpose are in aggregate sufficient to be applied and capable of being applied in paying up in full at such price determined by the Directors in the terms of issue additional preference shares of that class on the basis provided below,

then on the relevant dividend date the Directors shall, subject to any applicable law and to the Listing Rules, allot and issue credited as fully paid to each holder of those preference shares such additional nominal amount of preference shares of that class (rounded to the nearest whole number of preference shares) as equals the cash amount of the dividend which would have been payable to the holder but for the operation of the terms described in clause 2A.5 (a)(2) multiplied by a factor determined by the Directors in the terms of issue of the preference shares or, if there was no such determination, by a factor of one, divided in each case by the issue price of those additional shares determined by the Directors.

**2A.6 Repayment of Capital and Priority as to Payment**

(a) Subject to this Constitution, where any preference shares are or may be redeemable by Qantas, such preference shares shall be redeemed by Qantas in accordance with the terms of issue determined by the Directors pursuant to clause 2A.2.

(b) Qantas may issue preference shares with any one or combination of the rights with respect to payment of capital in a winding up set out below:

(1) a right to payment in cash of the capital paid thereon;
(2) a right to payment in the applicable currency for those preference shares (as specified in the terms of issue pursuant to clause 2A.2(b)(6)) of an amount equal to the amount in that applicable currency received by Qantas as the subscription moneys for those preference shares; and
(3) a right in respect of a preference share to payment in cash of a sum fixed by the Directors prior to allotment or capable of determination pursuant to a mechanism adopted by the Directors prior to allotment but no further or other right to participate in the assets of Qantas or a return of capital. (Without limitation, the mechanism adopted by the Directors may provide for payment in Australian currency of an amount equal to a sum denominated in a currency other than

Australian currency calculated by applying a reference rate (as specified by the Directors in the terms of issue) on the date of payment of the purchase of the relevant foreign currency with Australian currency plus an amount estimated by the liquidator in his discretion to be equal to the charges and expense likely to be incurred in purchasing the relevant foreign currency with Australian currency).

(c) Holders of preference shares shall rank equally for the payment of the amount payable on redemption of the preference shares and in a winding up of Qantas.

(d) Holders of preference shares shall have the right in a winding up of Qantas to payment, in priority to all holders of other classes of shares, of the amount payable on redemption of the preference shares and of dividends and any other amount to which the holder is entitled in accordance with the provisions of this Constitution or the terms of issue applying to those preference shares but shall not participate in any further or other distribution of profits or assets of Qantas.

**2A.7 Voting Rights**

(a) The holder of a preference share shall have the right to vote in the following circumstances:

(1) during a period during which a dividend (or part of a dividend) in respect of the preference share is unpaid;
(2) on a proposal to reduce Qantas' share capital;
(3) on a proposal that affects rights attached to the preference share;
(4) on a resolution to approve the terms of a buy-back agreement;
(5) on a proposal to wind up Qantas;
(6) on a proposal for the disposal of the whole of Qantas' property, business and undertaking; and
(7) during the winding up of Qantas.

(b) Notwithstanding any other provision of this Constitution, the holder of a preference share, when entitled to vote under any of the circumstances set out in paragraph (a) of this clause 2A.7:

(1) on a show of hand shall be entitled to exercise one vote; and
(2) on a poll shall be entitled to one vote for each fully paid preference share or if the Directors so determine in the terms of issue, the number of votes per preference share which equals the sum subscribed for the preference share divided by the market value of an ordinary share (as determined by the directors or pursuant to a mechanism adopted by the Directors) on the date of allotment of the preference share (rounded to the nearest number of votes). If a preference share is not fully paid, the holder shall be entitled to a fraction of a vote for each partly paid preference share equivalent to the proportion which the amount paid is of the total amount paid and payable.

**2A.8 Payments Denominated in Foreign Currency**

Where any sum is payable by Qantas to the holder of a preference share in a currency other than Australian dollars, and such sum is not paid when due or a winding up of Qantas has commenced, the holder may elect by notice in writing to Qantas to require instead payment of an amount in Australian dollars equal to that foreign currency amount calculated by applying the relevant reference rate (being such rate applicable in such market at such time as determined by the Directors prior to allotment of those preference shares) on the date of payment for the sale of the relevant currency for Australian dollars.

**2A.9 Conversion**

A preference share which, in accordance with its terms of issue may be converted into an ordinary share shall, at and from the time of conversion and without any further act, have (subject to the terms of issue of the preference share in relation to entitlement to ordinary dividends paid after conversion) the same rights as a fully paid ordinary share and rank pari passu with all other fully paid ordinary shares then on issue. In addition, the terms of issue may provide for the issue of additional ordinary shares on conversion as determined by the Directors.

**2A.10 Variation of Rights**

Where Qantas proposes to issue preference shares or to convert issued shares into preference shares if those preference shares are to rank equally or in priority to preference shares already issued, unless

that is expressly permitted by the conditions of issue of the preference shares already issued, the issue or conversion shall be deemed to be a variation of the rights attached to the preference shares already issued and clause 2.6 shall apply.

If the most recent dividend entitlement as set out in the terms of issue of any preference shares has been paid or provided for in full, the consent of any holders of preference shares, or any class of preference shares shall not be required for the reduction, redemption or buy back of share capital of Qantas ranking as regards dividends and as to rights on winding up equally with or after the preference shares or class of preference shares, except where such consent is required by the Corporations Act.

**2A.11 No Limit on Number of Classes of Preference Shares**

(a) The Directors may issue more than one class of preference shares.

(b) Each class of preference shares may have the same or different terms to any other class of preference shares.

**2A.12 Additional Rights of Preference Shares**

Holders of preference shares shall be entitled to the same rights as a holder of ordinary shares of Qantas in relation to receiving notices, reports and financial statements, and attending and being heard at all general meetings of Qantas.

**2A.13 Listing Rules**

Notwithstanding this Part 2A, Qantas may not issue preference shares which confer upon the holders rights which are inconsistent with those specified in the Listing Rules, except to the extent of any express written waiver of the Listing Rules by the Exchange.

## PART 3
## CALLS, FORFEITURE, INDEMNITIES AND LIEN

**3.1 Calls**

(a) Subject to the terms upon which any shares may be issued, the Directors may make calls upon the members in respect of any money unpaid on their shares which is not by the terms of issue of those shares made payable at fixed times.

(b) The Directors may require a call to be paid by instalments.

(c) The Directors must give at least 10 Business Days notice or such further period of notice as the Listing Rules require of a call, specifying the time and place of payment, and each member must pay to Qantas, by the time and at the place so specified, the amount called on the member's shares.

(d) A call is to be taken as having been made when the resolution of the Directors authorising the call was passed.

(e) The Directors may revoke or postpone a call or extend the time for payment.

(f) The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any member does not invalidate the call.

(g) If a sum called in respect of a share is not paid in full by the day appointed for payment for the sum, the person from whom the sum is due must pay:

    (1) interest on so much of the sum as is unpaid from time to time, from the date appointed for payment of the sum to the date of actual payment, at a rate determined under clause 3.8; and

    (2) any costs or expenses incurred by Qantas in relation to the non-payment or late payment of the sum.

(h) Any sum unpaid on a share that, by the terms of issue of the share, becomes payable on allotment or at a fixed date:

    (1) is to be treated for the purposes of this Constitution as if that sum was payable under a call duly made and notified; and

    (2) must be paid on the date on which it is payable under the terms of issue of the share.

(i) The Directors may waive all or any part of any payment due to Qantas under the terms of issue of a share or under this clause 3.1.

### 3.2 Proceedings for Recovery of Calls

(a) In an action or other proceedings for the recovery of a call, or interest or costs or expenses incurred in relation to the non-payment or late payment of a call, proof that:

(1) the name of the defendant is entered in the register as the holder or one of the holders of the share in respect of which the call is claimed;

(2) the resolution making the call is recorded in the minute book; and

(3) notice of the call was given to the defendant in accordance with this Constitution,

is conclusive evidence of the debt and it is not necessary to prove the appointment of the Directors who made the call or any other matter.

(b) In clause 3.2(a), 'defendant' includes a person against whom a set-off or counter-claim is alleged by Qantas and 'action or other proceedings for the recovery of a call' is to be construed accordingly.

### 3.3 Payments in Advance of Calls

(a) The Directors may accept from a member the whole or a part of the amount unpaid on a share although no part of that amount has been called.

(b) The Directors may authorise payment by Qantas of interest upon the whole or any part of an amount accepted under clause 3.3(a), until the amount becomes payable, at a rate, not exceeding the prescribed rate, agreed between the Directors and the member paying the amount.

(c) For the purposes of clause 3.3(b), the prescribed rate of interest is:

(1) if the Directors have fixed a rate, the rate so fixed; or

(2) in any other case, equal to the weighted average yield set at the most recent weekly tender for the 13 Week Treasury Note.

(d) The Directors may repay to a member all or any of the amount accepted under clause 3.3(a).

### 3.4 Forfeiture of Partly Paid Shares

(a) If a member fails to pay the whole of a call or instalment of a call by the day appointed for payment of the call or instalment, the Directors may serve a notice on that member:

(1) requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs or expenses that may have been incurred by Qantas by reason of the non-payment or late payment of the call or instalment;

(2) naming a further day (not earlier than the end of 14 days from the date of service of the notice) by which, and a place at which, the amount payable under clause 3.4(a)(1) is to be paid; and

(3) stating that, in the event of non-payment of the whole of the amount payable under clause 3.4(a)(1) by the time and at the place named, the shares in respect of which the call was made will be liable to be forfeited.

(b) If the requirements of a notice served under clause 3.4(a) are not complied with, the Directors may by resolution forfeit any share in respect of which the notice was given at any time after the day named in the notice and before the payment required by the notice is made.

(c) A forfeiture under clause 3.4(b) will include all dividends, interest and other money payable by Qantas in respect of the forfeited share and not actually paid before the forfeiture.

(d) Where a share has been forfeited:

(1) notice of the resolution must be given to the member in whose name the share stood immediately before the forfeiture together with any notice required under the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules); and [Amended 2003 AGM]

(2) subject to complying with the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules), an entry of the forfeiture, with the date, must be made in the register of members. [Amended 2003 AGM]

(e) Failure to give the notice or to make the entry required under clause 3.4(d) does not invalidate the forfeiture.

(f) A forfeited share becomes the property of Qantas and the Directors may sell or reallot the share in such manner as they think fit and, in the case of reallotment, with or without any money paid on the share by any former holder being credited as paid up.

(g) (1) A person whose shares have been forfeited ceases to be a member in respect of the forfeited shares, but remains liable to pay, and must immediately pay, to Qantas:

(A) all calls, instalments, interest, costs and expenses owing in respect of the shares at the time of the forfeiture; and

(B) interest on so much of the amount payable under clause 3.4(g)(1)(A) as is unpaid from time to time, from the date of the forfeiture to the date of actual payment, at a rate determined under clause 3.8.

(2) Except as otherwise provided by this Constitution, the forfeiture of a share extinguishes all interest in, and all claims and demands against Qantas in respect of, the forfeited share and all other rights incident to the share.

(h) A statement in writing declaring that the person making the statement is a Director or a secretary of Qantas and that a share in Qantas has been duly forfeited on a date stated in the statement is conclusive evidence of the facts stated in the statement as against all persons claiming to be entitled to the share.

(i) The Directors may:

(1) exempt a share from all or any part of this clause 3.4;

(2) waive all or any part of any payment due to Qantas under this clause 3.4; and

(3) before a forfeited share has been sold or reallotted, annul the forfeiture upon such conditions as they think fit.

### 3.5 Indemnity for Taxation

If Qantas becomes liable under any law to make any payment:

(a) in respect of shares held solely or jointly by a member;

(b) in respect of a transfer or transmission of shares by a member;

(c) in respect of dividends, bonuses or other money due or payable or which may become due and payable to a member; or

(d) otherwise for or on account of or in respect of a member,

whether as a consequence of:

(e) the death of that member;

(f) the non-payment of any income tax, capital gains tax, wealth tax or other tax by that member or the legal personal representative of that member;

(g) the non-payment of any estate, probate, succession, death, stamp or other duty by that member or the legal personal representative of that member; or

(h) any other act or thing,

then, in addition to any right or remedy that law may confer on Qantas:

(i) the member or, if the member is dead, the member's legal personal representative must:

(1) fully indemnify Qantas against that liability;

(2) reimburse Qantas for any payment made under or as a consequence of that law immediately on demand by Qantas; and

(3) pay interest on so much of the amount payable to Qantas under clause 3.5(i)(2) as is unpaid from time to time, from the date Qantas makes a payment under that law until the date Qantas is reimbursed in full for that payment under clause 3.5(i)(2), at a rate determined in accordance with clause 3.8; and

(j) the Directors may:

(1) exempt a share from all or any part of this clause 3.5; and

(2) waive all or any part of any payment due to Qantas under this clause 3.5.

### 3.6 Lien on Shares

(a) Qantas has a first and paramount lien on:

(1) each partly paid share for all unpaid calls and instalments due and unpaid in respect of that share; and

(2) each share for such amounts (if any) as Qantas may be called upon by law to pay in respect of that share.

(b) Any lien held by Qantas on a share extends to all dividends payable in respect of the share and to the proceeds of sale of the share.

(c) The Directors may sell any share on which Qantas has a lien in such manner as they think fit where:

(1) an amount in respect of which a lien exists under this clause 3.6 is presently payable; and

(2) Qantas, not less that 14 days before the date of the sale, has given to the registered holder of the share a notice in writing setting out, and demanding payment of, such amount in respect of which the lien exists as is presently payable.

(d) Registration by Qantas of a transfer of shares on which Qantas has a lien without giving to the transferee notice of its claim releases that lien insofar as it relates to sums owing by the transferor or any predecessor in title.

(e) The Directors may:

(1) exempt a share from all or any part of this clause 3.6; and

(2) waive all or any part of any payment due to Qantas under this clause 3.6.

### 3.7 Sale or Reallotment of Forfeited Shares and Sale of Shares on which Qantas has a Lien

(a) The Directors may:

(1) receive the purchase money or consideration given for the shares on; and

(2) appoint a person to execute an instrument of transfer or allotment of the shares or to take any action necessary or appropriate (including effecting a transfer in accordance with the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules)) for the purpose of giving effect to, [Amended 2003 AGM]

any sale or reallotment under clause 3.4(f) or any sale under clause 3.6(c).

(b) Qantas must register the purchaser or allottee as the holder of the shares sold or reallotted under clause 3.4(f) or sold under clause 3.6(c).

(c) The purchaser or allottee is not bound to see to the regularity or validity of the proceedings or to the application of the purchase money or consideration on any sale or reallotment under clause 3.4(f) or on any sale under clause 3.6(c) and the title of the purchaser or allottee to the shares is not affected by any irregularity or invalidity in the proceedings.

(d) The remedy of any person aggrieved by a sale or reallotment under clause 3.4(f) or a sale under clause 3.6(c) is limited to damages only and is against Qantas exclusively.

(e) The proceeds of a sale or reallotment under clause 3.4(f) or a sale under clause 3.6(c) must be applied in the payment of:

(1) first, the expenses of the sale or reallotment; and

(2) second, all money presently payable to Qantas (if any) by the former holder whose shares have been sold or reallotted,

and the balance (if any) must be paid (subject to any lien that exists under clause 3.6 in respect of money due and unpaid) to the former holder on the former holder delivering to Qantas the certificate (if any) for the shares that have been sold or reallotted or taking such other action as Qantas requires to relinquish the former holder's claim on such shares and to surrender all evidence of any such claim.

### 3.8 Interest Payable by Member

(a) For the purposes of clauses 3.1(g)(1), 3.4(g)(1)(B) and 3.5(i)(3), the rate of interest payable to Qantas is:

(1) if the Directors have fixed a rate, the rate so fixed; or

(2) in any other case, the rate as fixed in accordance with clause 3.3(c)(2) plus 2%.

(b) Interest payable under clauses 3.1(g)(1), 3.4(g)(1)(B) and 3.5(i)(3) accrues daily and may be capitalised monthly or at such other intervals as the Directors think fit.

## PART 4
## TRANSFER AND TRANSMISSION OF SHARES

### 4.1 Transfer of Shares

(a) A member may transfer all or any of the member's shares by any lawful method.

(b) A transferor of shares remains the holder of the shares transferred until the transfer is registered and the name of the transferee is entered in the register of members in respect of the shares or until the transfer is effected in accordance with:

(1) in the case of a transfer that is an ASTC-regulated transfer, the SCH Business Rules; and

(2) in the case of a transfer that is regulated by the Operating Rules of any other Prescribed CS facility, the Operating Rules of that Prescribed CS facility. [Amended 2003 AGM]

(c) Qantas must not charge a fee for the registration of a transfer of shares.

(d) Except in the case of fraud, Qantas must return any instrument of transfer which the Directors decline to register to the person who deposited it with Qantas.

(e) Qantas:

(1) may do anything permitted by the Corporations Act, the Listing Rules or the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules) that the Directors think necessary or desirable in connection with Qantas taking part in a computerised or electronic system established or recognised by the Corporations Act, the Listing Rules or the Operating Rules of a Prescribed CS facility (including the SCH Business Rules) for the purpose of facilitating dealings in shares; and

(2) must comply with obligations imposed on it by the Listing Rules or the Operating Rules of an applicable Prescribed CS facility (including the SCH Business Rules) in relation to dealings in shares. [Inserted 2003 AGM]

### 4.2 Registration of Transfers

(a) The Directors:

(1) may decline to register a transfer of securities only if that refusal would not contravene the Listing Rules or the Operating Rules of an applicable Prescribed CS facility (including the SCH Business Rules);

(2) may apply a holding lock to specified securities where permitted to do so under the Listing Rules; and

(3) must not register a transfer if the Corporations Act, the Listing Rules or the Operating Rules of the applicable Prescribed CS facility (including the SCH Business Rules) forbid registration.

(b) [Deleted 2003 AGM]

(c) [Deleted 2003 AGM]

(d) If the Directors decline to register a transfer, Qantas must give to the party lodging the transfer written notice of the refusal and the precise reasons for the refusal within five Business Days after the date on which the transfer was lodged with Qantas, but failure to do so will not invalidate the decision of the Directors to decline to register the transfer. [Amended 2003 AGM]

### 4.3 Transmission of Shares

(a) In the case of the death of a member, the only persons Qantas will recognise as having any title to the member's shares are:

(1) the legal personal representative of the deceased where the deceased was a sole holder; and

(2) the survivor or survivors where the deceased was a joint holder.

(b) Nothing contained in clause 4.3(a) releases the estate of a deceased member from any liability in respect of a share, whether that share was held by the deceased solely or jointly with other persons.

(c) A person who becomes entitled to a share in consequence of a Transmission Event may, upon producing the certificate for the share and such other evidence as the Directors may require to prove that person's entitlement to the share, elect:

(1) to be registered as the holder of the share by signing and serving on Qantas a notice in writing stating that election; or

(2) to have some other person nominated by that person registered as the transferee of the share by effecting a transfer of the share to that other person.

(d) The provisions of this Constitution relating to the right to transfer, and the registration of transfers, of shares apply, so far as they can and with such changes as are necessary, to any notice or transfer under clause 4.3(c) as if the relevant Transmission Event had not occurred and the notice or transfer were a transfer effected by the registered holder of the share.

### 4.4 Divestiture

(a) Where shares have been transferred to a member in circumstances such that the Directors would have been entitled to prevent that transfer occurring or to decline to register that transfer in accordance with clause 4.2(a) (assuming for this purpose, if necessary, that clause 4.2(a) had applied) the Directors may at any time, by notice in writing to that member, require that member to sell, within a period nominated by the Directors in the notice not being less than 30 days, any shares specified in the notice, held by that member. [Amended 2003 AGM]

(b) If a member fails to comply with a notice given under clause 4.4(a) within the time specified by that notice, the Directors may sell any shares specified in the notice given under clause 4.4(a) in any manner the Directors think fit. The Directors may appoint a person to execute an instrument of transfer of such shares or any other instrument or to take any other action necessary or appropriate for the purpose of giving effect to such sale including effecting a transfer in accordance with the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules). [Amended 2003 AGM]

(c) The Directors may receive the purchase money or consideration given for the shares on any sale under clause 4.4(b).

(d) Qantas must register as the holder of the shares the person to whom the shares are sold under clause 4.4(b).

(e) A person to whom shares are sold under clause 4.4(b) is not bound to see to the regularity or validity of, or to the application of the purchase money or consideration on, any sale under clause 4.4(b) and the title of that person to the shares is not affected by any irregularity or invalidity in the sale.

(f) The remedy (if any) of any person aggrieved by a sale under clause 4.4(b) is limited to damages only and is against Qantas exclusively.

(g) The proceeds of a sale under clause 4.4(b) must be applied in the payment of:

(1) first, the expenses of the sale; and

(2) second, all money presently payable to Qantas (if any) by the former holder whose shares have been sold,

and the balance (if any) must be paid (subject to any lien that exists under clause 3.6 in respect of money due and unpaid) to the former holder on the former holder delivering to Qantas the certificate (if any) for the shares that have been sold or taking such other action as Qantas requires to relinquish the former holder's claim on such shares and to surrender all evidence of any such claim.

### 4.5 Member's Information

(a) In addition to any power or right of Qantas to seek information under the Corporations Act, the Directors may, by written notice, request a member to provide any or all of the following information: [Amended 2003 AGM]

(1) the total number of shares in Qantas in which the member has a Relevant Interest;

(2) the names, addresses and Relevant Interests of all other persons known, after making reasonable inquiries, to have a Relevant Interest in shares in Qantas in respect of which the member is the registered holder;

(3) whether or not the member is a Foreign Person or a Foreign Airline;

(4) which, if any, of the persons referred to in clause 4.5(a)(2) are Foreign Persons or Foreign Airlines; and

(5) any other information which the Directors reasonably consider necessary for the purposes of the proper operation of clauses 4.7 and 4.8 and which could reasonably be expected to be within the knowledge of the member.

(b) If a member does not provide the requested information referred to in clause 4.5(a) within 14 days of being requested to do so:

(1) the Directors may exercise all of the powers set out in clause 4.7 in respect of the member's shares as if those shares were Affected Shares; and

(2) the member's right to vote in respect of, and to remain the holder of, those shares shall be determined as if those shares were Affected Shares for the purposes of clause 4.7.

(c) The Directors shall, by written notice to the member, withdraw any notice served on that member in accordance with this clause 4.5 where:

(1) the member supplies the requested information to the Directors; or

(2) the failure to provide the information arises by reason of honest mistake or for reasons beyond the reasonable control of the member.

## 4.6 Separate Records [Qantas Sale Act s.9(1)]

(a) The Directors shall maintain a separate register or a sub-register forming part of its main register in which shall be entered such particulars (including whether a Foreign Airline has a Relevant Interest in the share) as the Directors consider appropriate in respect of any share which:

(1) has been acknowledged by the registered holder to be a Relevant Share; or

(2) the Directors consider may be a Relevant Share but only if after making reasonable enquiries in accordance with clause 4.6(f) the Directors have not been satisfied that the share is not a Relevant Share,

and which, in either case has not, to the satisfaction of the Directors, ceased to be a Relevant Share.

(b) A Foreign Person must, within 10 days of becoming a registered holder of shares, notify the Directors (or such other persons as the Directors nominate) that the shares acquired by the Foreign Person are Relevant Shares.

(c) A Foreign Airline must, within 10 days of becoming a registered holder of shares, notify the Directors (or such other persons as the Directors nominate) that it has acquired the shares.

(d) (1) A person must, within 10 days of becoming a registered holder of shares, notify the Directors (or such other persons as the Directors nominate) of any Relevant Interest of Foreign Persons and/or Foreign Airlines in those shares of which the person is aware.

(2) Registered holders of shares which have not been acknowledged to be Relevant Shares, within 10 days of becoming aware that a Foreign Person has a Relevant Interest in the shares, must notify the Directors (or such other persons as the Directors nominate) that a Foreign Person has a Relevant Interest in such shares held by them and whether that Foreign Person is a Foreign Airline.

(e) The Directors shall remove from the separate register or sub-register maintained in accordance with clause 4.6(a) particulars of any share in respect of which the holder of such a share, or such other person as the Directors think appropriate, provides a declaration, together with such evidence as the Directors may require (and which is satisfactory to them) that such share is no longer a Relevant Share.

(f) Enquiries made by or on behalf of the Directors to ascertain whether a share is a Relevant Share under clause 4.6(a)(2) shall:

(1) be in writing addressed to the registered holder, or any other person who appears to the Directors to have a Relevant Interest in the share which is the subject of the enquiry; and

(2) require the addressee to provide, within 14 days of receiving the notice (or such longer period as specified in the notice), any information necessary to enable the Directors to determine whether the share which is the subject of the notice is, or should be treated as, a Relevant Share.

## 4.7 Affected Shares

(a) The provisions of clause 4.7(b) to (q) shall apply if the Directors are notified or otherwise become aware that:

(1) an Intervening Act has taken place or is imminent; or

(2) the foreign ownership or control of Qantas is such that an Intervening Act is likely to occur.

(b) The Directors shall take one or both of the following steps as seem to them necessary to overcome, prevent or avoid an Intervening Act:

(1) subject to clause 4.7(m), remove a Director from office; or [Qantas Sale Act s.7(1)(d)(iii)]

(2) seek to identify those shares the acquisition of which caused the Intervening Act to occur or resulted in an Intervening Act becoming imminent or caused the foreign ownership or control of Qantas to be such that an Intervening Act is likely to occur, and then implement the procedure set out below.

(c) The Directors may determine to treat as Affected Shares the shares identified under clause 4.7(b)(2). In making such a determination, the Directors are not limited to Relevant Shares, but may, for example, take account of any arrangements or understandings between shareholders or entitlements to shares.

(d) The Directors shall give written notice (**'First Notice'**) to the registered holder of any share which they determine to treat as an Affected Share and to any other person who appears to the Directors to be entitled to that share, setting out the relevant provisions of this clause 4.7. The holder and any such other person may make representations to the Directors as to why any share identified in the First Notice should not be treated as an Affected Share.

(e) The Directors must promptly withdraw the First Notice if:

(1) after considering the representations referred to in clause 4.7(d) and any other information the Directors consider relevant, the Directors reasonably consider that the shares specified in the First Notice should not be treated as Affected Shares or should no longer be treated as Affected Shares; or

(2) the Directors become aware that the shares specified in the First Notice have ceased to be Affected Shares.

(g) A registered holder of an Affected Share on whom a First Notice has been served and not withdrawn is not entitled to vote in respect of such share at any general meeting of Qantas but is entitled to attend the meeting. Until the First Notice is withdrawn, the vote attached to the Affected Share vests in the Chairperson who must exercise that vote in accordance with the recommendation of the Directors. [Qantas Sale Act s.7(1)(d)(ii)]

(g) If the First Notice has not been withdrawn in accordance with clause 4.7(e) within 30 days of service, the Directors shall give a further written notice (**'Second Notice'**) to each person to whom the First Notice was given, requiring that person, within the period specified in the Second Notice (which period must not expire more than 60 days after the date of service of the Second Notice), to dispose of either the Affected Share or any Relevant Interest set out in the Second Notice such that it ceases to be an Affected Share.

(h) The Directors must promptly advise the registered holder if they become aware that a share identified in a Second Notice has ceased to be an Affected Share.

(i) If, after the period for disposal specified in the Second Notice, the Directors are not satisfied that a suitable disposal has been made, the Directors may arrange for the sale of the Affected Share on behalf of the registered holder such that it ceases to be an Affected Share. Such sale shall be effected at the best price reasonably obtainable at the time of sale, based upon independent advice obtained by the Directors for the purpose, provided that the Directors shall not be liable to any person for any consequence of reliance on such advice. The net proceeds of sale shall be held on trust by Qantas for, and paid (together with interest at such rate as the Directors deem appropriate) to, the former registered holder. [Qantas Sale Act s.7(1)(d)(i)]

(j) For the purpose of any sale in accordance with clause 4.7(i), the Directors may appoint any person to effect as transferor a transfer in favour of the transferee and may enter the name of the transferee in respect of the transferred share in the share register. The transfer shall be effective as if it had been effected by the registered holder.

(k) In deciding which shares are to be dealt with as Affected Shares, the Directors shall have regard to the chronological order in which particulars of Relevant Shares have been entered in the register or sub-register kept in accordance with the provisions of clause 4.6(a), on the basis that

the last registered share (other than a BA Share) is to be the first treated as an Affected Share, except where in their opinion to do so would be:

(1) inequitable; or

(2) not in the best interests of Qantas,

in which case the Directors shall apply such other criteria in their absolute discretion as they may consider appropriate. Other than in accordance with clause 4.7(l), BA Shares cannot be treated as Affected Shares by the Directors under this clause 4.7, but any other shares may be.

(l) Notwithstanding any other provision in this clause 4.7, the Directors may, in accordance with clause 4.7(c), determine that BA Shares may be treated as Affected Shares where:

(1) the Directors have, notwithstanding clause 4.7(k), determined that those BA Shares should be treated as Affected Shares in accordance with clause 4.7(b)(2); and

(2) the Directors form the reasonable opinion that the Intervening Act cannot be overcome, prevented or avoided other than by treating some or all of the BA Shares as Affected Shares.

(m) The Directors shall not remove any BA Director in accordance with clause 4.7(b)(1) unless they form the reasonable opinion that the Intervening Act cannot be overcome, prevented or avoided other than by the removal of the BA Director.

(n) Subject to any other provision in this Constitution, unless contrary information is provided to the Directors, they shall be entitled to assume without inquiry that all shares are not Relevant Shares.

(o) The Directors are not obliged to serve any notice required under this clause 4.7 upon any person if they do not know the identity or address of that person. The absence of a notice in such circumstance or any accidental error or failure to give any notice to any person upon whom notice is required to be served under this clause 4.7 shall not prevent the implementation or validity of any procedure or action taken under this clause 4.7.

(p) The Directors, so long as they act reasonably and in good faith, shall be under no liability to Qantas or to any other person:

(1) for failing to treat any share, or erroneously determining that any share should be treated, as an Affected Share or Relevant Share in accordance with the provisions of this clause 4.7 or clause 4.6(a); or

(2) if on the basis of any such determination, they perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under this clause 4.7 in relation to such share.

(q) Any resolution, determination or decision to exercise any discretion or power by the Directors under this clause 4.7 shall be final and conclusive in the absence of bad faith or manifest error on the part of the Directors.

### 4.8 Enforcement of Foreign Ownership Limitations

(a) On the Directors becoming aware of a breach of clause 2.2 and determining which shares give rise to the breach (**'Offending Shares'**), the Directors must promptly give notice in accordance with clause 4.8(c) which, in accordance with the provisions under this clause 4.8:

(1) will lead to the registered holder of the Offending Shares not being able to vote in respect of those shares; and

(2) may lead to the disposal of the Offending Shares.

(b) In determining which shares are Offending Shares, the Directors must, unless in their opinion it would be inequitable or not in the best interests of Qantas to do so, have regard to the chronological order in which particulars of Relevant Shares have been entered in the register or sub-register kept in accordance with the provisions of clause 4.6(a), on the basis that the last registered share (other than a BA Share) is to be the first treated as an Offending Share. Other than in accordance with clause 4.8(j), BA Shares cannot be treated as Offending Shares by the Directors under this clause 4.8, but any other shares may be.

(c) The Directors shall give written notice (**'First Notice'**) to the registered holder of any Offending Share and to any other Foreign Person who appears to the Directors to have a Relevant Interest in that share, setting out the relevant provisions of this clause 4.8. The holder or any such other person may make representations to the Directors as to why any share so identified should not

be regarded as having given rise to a breach of clause 2.2 or, if having given rise to the breach, should not be dealt with as an Offending Share because the breach is not continuing.

(d) The Directors must promptly withdraw the First Notice if:

(1) after considering the representations referred to in clause 4.8(c) and any other information the Directors consider relevant, the Directors reasonably consider that the shares specified in the First Notice should not be treated as Offending Shares or should no longer be treated as Offending Shares; or

(2) the Directors become aware that the shares specified in the First Notice have ceased to be Offending Shares.

(e) A registered holder of an Offending Share on whom a First Notice has been served and not withdrawn is not entitled to vote in respect of such share at any general meeting of Qantas but is entitled to attend the meeting and be heard. Until the First Notice is withdrawn, the vote attached to the Offending Share vests in the Chairperson who must exercise that vote in accordance with the recommendation of the Directors. [Qantas Sale Act s.7(1)(d)(i)]

(f) If the First Notice has not been withdrawn within 30 days of service, the Directors shall give a further written notice ('**Second Notice**') to each person to whom the First Notice was given, requiring that person, within the period specified in the Second Notice (which period must not expire more than 60 days after the date of service of the Second Notice), to dispose of either that Offending Share or any Relevant Interest referred to in the Second Notice such that the share ceases to be an Offending Share.

(g) The Directors must promptly advise the registered holder if they become aware that a share identified in a Second Notice has ceased to be an Offending Share.

(h) If, after the period for disposal specified in the Second Notice the Directors are not satisfied that a suitable disposal has been made, the Directors may arrange for the sale of the Offending Share on behalf of the registered holder such that it ceases to be an Offending Share. Such sale shall be effected at the best price reasonably obtainable at the time of sale, based upon independent advice obtained by Directors for the purpose, provided that the Directors shall not be liable to any person for any consequence of reliance on such advice. The net proceeds of sale shall be held on trust by Qantas for, and paid (together with interest at such rate as the Directors deem appropriate) to, the former registered holder. [Qantas Sale Act s.7(1)(d)(i)]

(i) For the purpose of any sale in accordance with clause 4.8(h), the Directors may appoint any person to effect as transferor a transfer in favour of the transferee and may enter the name of the transferee in respect of the transferred share in the share register. The transfer is effective as if it had been effected by the registered holder.

(j) Notwithstanding any other provision in this clause 4.8, the Directors may, in accordance with clause 4.8(b), determine that BA Shares may be treated as Offending Shares where:

(1) the Directors have, notwithstanding clause 4.8(b), determined that those BA Shares should be treated as Offending Shares; and

(2) the Directors form the reasonable opinion that the breach of clause 2.2 cannot be rectified other than by treating some or all of the BA Shares as Offending Shares.

(k) If implementation of the procedure outlined in paragraphs (a) to (h) of this clause 4.8 is not sufficient to cure the breach referred to in clause 4.8(a), the Directors may remove a Director from office if such removal would have the effect of curing the breach.

(l) Subject to any other provision in this Constitution, unless contrary information is provided to the Directors, they shall be entitled to assume without inquiry that all shares are not Relevant Shares.

(m) The Directors are not obliged to serve any notice required under this clause 4.8 upon any person if they do not know the identity or address of that person. The absence of a notice in such circumstance or any accidental error or failure to give any notice to any person upon whom notice is required to be served under this clause 4.8 shall not prevent the implementation or validity of any procedure or action taken under this clause 4.8.

(n) The Directors shall, so long as they act reasonably and in good faith, be under no liability to Qantas or to any other person:

(1) for failing to treat any share, or erroneously determining that any share should be treated, as an Offending Share or Relevant Share in accordance with the provisions of this clause 4.8; or

(2) if, on the basis of any such determination, they perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under this clause 4.8 in relation to such share.

(o) Any resolution, determination or decision to exercise any discretion or power by the Directors under this clause 4.8 shall be final and conclusive in the absence of bad faith or manifest error on the part of the Directors.

## PART 5
## GENERAL MEETINGS

### 5.1 Convening of General Meetings

(a) One or more Directors may convene a general meeting whenever they think fit.

(b) Members may request or convene general meetings in accordance with the procedures set out in the Corporations Act. [Amended 2003 AGM]

(c) A general meeting may be held at two or more venues simultaneously using any technology which gives the members as a whole a reasonable opportunity to participate.

### 5.2 Notice of General Meetings

(a) At least 28 days notice (or such shorter period as may be authorised by the Corporations Act) of a general meeting (exclusive of the day on which the notice is served or deemed to be served but inclusive of the day appointed for the meeting) must be given in the manner authorised by Part 13 of this Constitution to each person who is at the time of giving the notice:

(1) a member;

(2) entitled under this Constitution either to be registered as the holder, or to the transfer of, any shares and who has satisfied the Directors of that person's right to be registered as the holder of, or the transferee of, the shares;

(3) a Director; or

(4) an auditor of Qantas. [Amended 2003 AGM]

(b) A notice of a general meeting must:

(1) specify the place, date and time of the meeting and state the general nature of the business to be transacted at the meeting;

(2) contain any statement or information required by the Corporations Act; and [Amended 2003 AGM]

(3) be accompanied by a proxy form which will:

(A) enable the shareholder to vote for or against, or abstain from, each resolution to be put to the meeting; and

(B) allow for the insertion by the shareholder of the name of the person or persons to be appointed as proxy and may also provide that, in such circumstances and on such conditions specified in the form as are not inconsistent with this Constitution, the chairperson of the relevant meeting (or another person specified in the proxy form) is appointed as proxy.

(c) Failure to comply with clause 5.2 does not invalidate any act, matter or thing done or resolution passed at the general meeting if:

(1) the failure occurred by accident or error; or

(2) before or after the meeting, the person:

(A) has waived or waives notice of that meeting under clause 5.2(d); or

(B) has notified or notifies Qantas of the person's agreement to that act, matter, thing or resolution by notice in writing to Qantas.

(d) A person's attendance at a general meeting waives any objection that person may have to a failure to give notice, or the giving of a defective notice, of the meeting unless the person at the beginning of the meeting objects to the holding of the meeting.

### 5.3 Admission to General Meetings

The chairperson of a general meeting may refuse admission to, or require to leave and remain out of the meeting, any person:

(a) in possession of a pictorial-recording or sound-recording device;

(b) in possession of a placard or banner;

(c) in possession of an article considered by the chairperson of the meeting to be dangerous, offensive or liable to cause disruption;

(d) who refuses to produce or to permit examination of any article, or the contents of any article, in the person's possession;

(e) who behaves or threatens to behave in a dangerous, offensive or disruptive manner; or

(f) who is not a member, Director or auditor of Qantas or a person referred to in clause 5.2(a)(2),

or any other person at the absolute discretion of the chairperson of the meeting.

**5.4 Quorum at General Meetings**

(a) No business may be transacted at any general meeting, except the election of a chairperson of the meeting and the adjournment of the meeting, unless a quorum of members is present when the meeting proceeds to business.

(b) A quorum consists of two members entitled to vote and be present at the meeting.

(c) A member is to be taken to be present at a general meeting if the member is present in person or by proxy, attorney or representative.

(d) If a quorum is not present within 30 minutes after the time appointed for the general meeting:

(1) where the meeting was convened upon the request of members, the meeting must be dissolved; or

(2) in any other case:

(A) the meeting stands adjourned to such day, and at such time and place, as the Directors determine or, if no determination is made by the Directors, to the same day in the next week at the same time and place; and

(B) if, at the adjourned meeting, a quorum is not present within 30 minutes after the time appointed for the meeting, the members present shall constitute a quorum.

**5.5 Chairperson of General Meetings**

(a) The Chairperson, if present within 15 minutes after the time appointed for the meeting and willing to act, must preside as chairperson at each general meeting.

(b) If at a general meeting:

(1) there is no Chairperson;

(2) the Chairperson is not present within 15 minutes after the time appointed for the meeting; or

(3) the Chairperson is present within that time but is not willing to act as chairperson of the meeting,

then if the Directors have elected a Deputy Chairperson, the Deputy Chairperson, if present within 15 minutes after the time appointed for the meeting and willing to act, must preside as chairperson at the meeting.

(c) Subject to clause 5.5(a), if at a general meeting:

(1) there is no Deputy Chairperson;

(2) the Deputy Chairperson is not present within 15 minutes after the time appointed for the meeting; or

(3) the Deputy Chairperson is present within that time but is not willing to act as chairperson of the meeting,

the members present must elect as chairperson of the meeting:

(4) another Director who is present and willing to act; or

(5) if no other Director willing to act is present at the meeting, a member who is present and willing to act.

### 5.6 Adjournment of General Meetings

(a) The chairperson of a general meeting may with the consent of the meeting, and must if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

(b) Where a meeting is adjourned for 14 days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

(c) Except as provided by clause 5.6(b), it is not necessary to give any notice of any adjournment or of the business to be transacted at an adjourned meeting.

### 5.7 Decisions at General Meetings

(a) Except in the case of any resolution which as a matter of law requires a special majority, questions arising at a general meeting are to be decided by a majority of votes cast by the members present at the meeting and any such decision is for all purposes a decision of the members.

(b) In the case of an equality of votes upon any proposed resolution:

(1) the chairperson of the meeting will not have a second or casting vote; and

(2) the proposed resolution is to be taken as having been lost.

(c) A resolution put to the vote of a general meeting must be decided on a show of hands unless:

(1) before a vote is taken;

(2) before the voting result on a show of hands is declared; or

(3) immediately after the declaration of the result of vote or a show of hands,

*a poll is demanded by:*

(4) the chairperson of the meeting;

(5) members with at least 5% of the votes that may be cast on the resolution on a poll; or

(6) at least five members entitled to vote on the resolution.

(d) A demand for a poll does not prevent the continuation of a general meeting for the transaction of any business other than the question on which the poll has been demanded.

(e) Unless a poll is duly demanded, a declaration by the chairperson of a general meeting that a resolution has on a show of hands been carried or lost, and an entry to that effect in the book containing the minutes of the proceedings of general meetings, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(f) If a poll is duly demanded at a general meeting, it will be taken in such manner and (subject to clause 5.7(g)) either at once or after an interval or adjournment or otherwise as the chairperson of the meeting directs, and the result of the poll will be the resolution of the meeting at which the poll was demanded.

(g) A poll demanded at a general meeting on the election of a chairperson of the meeting or on a question of adjournment must be taken immediately.

(h) The demand for a poll may be withdrawn.

(i) Subject to clause 5.7(g), if a poll has been taken the chairperson of the meeting may close the meeting, provided that the results of any such poll must be declared by notice in appropriate newspapers nominated, at the meeting, by the chairperson of the meeting within two Business Days of closure of the meeting.

### 5.8 Voting Rights

(a) Subject to any rights or restrictions attached to any shares or class of shares, at a general meeting:

(1) on a show of hands, every member present has one vote; and

(2) on a poll, every member present has:

(A) one vote for each fully paid share held by the member; and

(B) a fraction of a vote for each partly paid share held by the member, equivalent to the proportion which the amount paid up (not credited) on the share bears to the total amounts paid and payable (excluding amounts credited) on the share.

(b) Where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member on a show of hands:

(1) the person is entitled to one vote only despite the number of members the person represents; and

(2) that vote will be taken as having been cast for all the members the person represents; and

(3) if the person has been appointed as a proxy under two or more instruments that specify different ways to vote on a resolution, the person may not vote as a proxy on a show of hands, however, if the person is a member, the person may vote on a show of hands without regard to the proxies the person holds.

(c) Where a member appoints two proxies to vote in respect of shares held by the member and both are in attendance:

(1) on a show of hands, only the first person named in the instrument appointing the proxies, or if they are named in separate instruments, the person whose name is earlier in alphabetical sequence, may vote; and

(2) on a poll, each proxy may only exercise votes in respect of those shares for which the proxy has been validly appointed proxy.

(d) In the case of joint holders the vote of the joint holder first named in the register of members in respect of the shares who tenders a vote, whether in person or by proxy, attorney or representative, must be accepted to the exclusion of the votes of the other joint holders.

(e) The parent or guardian of an infant member may vote at any general meeting upon such evidence being produced of the relationship or of the appointment of the guardian as the Directors may require and any vote tendered by a parent or guardian of an infant member in accordance with this clause 5.8(e) must be accepted to the exclusion of the vote of the infant member.

(f) A person entitled under clause 4.3(c) to be registered as the holder of or to the transfer of any shares may vote at any general meeting in respect of those shares in the same manner as if that person were the registered holder of those shares if, before the meeting, the Directors have:

(1) admitted that person's right to vote at the meeting in respect of those shares; or

(2) been satisfied of that person's right to be registered as the holder of, or transferee of, those shares,

and any vote tendered by such a person in accordance with this clause 5.8(f) must be accepted to the exclusion of any other vote purported to be cast for the registered holder of those shares.

(g) Where a member holds any share upon which any call or other sum of money payable to Qantas has not been duly paid:

(1) that member is only entitled to be present at a general meeting and vote if other shares are held by that member upon which no money is then due and payable; and

(2) on a poll, that member is not entitled to vote in respect of that share but may vote in respect of any other shares held upon which no money is then due and payable.

(h) A member is not entitled to vote on any resolution if the Listing Rules provide that:

(1) the member must not vote or must abstain from voting on the resolution; or

(2) a vote on the resolution by the member must be disregarded for the purposes of the Listing Rules,

and if the member does vote on such a resolution, his or her vote must not be counted.

(i) An objection to the qualification of a person to vote at a general meeting:

(1) must be raised before or at the meeting at which the vote objected to is given or tendered; and

(2) must be referred:

(A) if it is raised before the meeting, to the Directors; or
(B) if it is raised at the meeting, to the chairperson of the meeting,

whose decision is final.

(j) A vote not disallowed by the Directors or the chairperson of a meeting under clause 5.8(i) is valid for all purposes.

### 5.9 Representation at General Meetings (including Proxies)

(a) Subject to this Constitution, each member entitled to vote at a meeting of members may vote:

(1) in person;

(2) by not more than two proxies;

(3) by an attorney; or

(4) where the member is a body corporate, by its representative appointed in accordance with the Corporations Act. [Amended 2003 AGM]

(b) An attorney or representative may be appointed for all general meetings, or for any number of general meetings, or for a particular general meeting.

(c) A proxy, attorney or representative may, but need not, be a member of Qantas.

(d) Subject to clause 5.2(b)(3)(B), an instrument appointing a proxy, attorney or representative may be in any usual form or any other form that the Directors approve.

(e) Unless otherwise provided in the instrument (even though the instrument may refer to specific resolutions and may direct the proxy, attorney or representative how to vote on those resolutions) an instrument appointing a proxy, attorney or representative will be taken to confer authority:

(1) to vote on any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion;

(2) to vote on any procedural motion, including any motion to elect the chairperson of the meeting, to vacate the chair or to adjourn the meeting;

(3) to speak to any proposed resolution on which the proxy, attorney or representative may vote; and

(4) to demand or join in demanding a poll on any resolution on which the proxy, attorney or representative may vote.

(f) Where a member appoints two proxies to vote in respect of the member's shares at the same general meeting and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the votes.

(g) An instrument appointing a proxy or attorney may direct the manner in which the proxy or attorney is to vote in respect of a particular resolution and, where an instrument so provides, the proxy or attorney is not entitled to vote on the proposed resolution except as directed in the instrument.

(h) An appointment of a proxy or attorney must be in writing and:

(1) in the case of a natural person, signed by the appointer; or

(2) in the case of a body corporate, executed in a form acceptable to the Directors.

For the purposes of this clause 5.9(h) and clause 5.9(i), the appointment of a proxy or attorney which is sent by electronic message to an electronic address specified for that purpose in the notice convening the meeting will be taken to have been signed (in the case of a natural person) or executed in a form acceptable to the Directors (in the case of a body corporate) if the appointment:

(A) includes or is accompanied by a personal identification code allocated by Qantas to the member making the appointment; or

(B) has been authorised by the member in another manner approved by the Directors. [Amended 2003 AGM]

(i) A proxy may not vote at a general meeting unless the instrument appointing the proxy (and a copy of any power of attorney or other authority under which the instrument is signed) are received at the registered office of Qantas or are sent to and received at a facsimile number at that office or are sent to and received at another facsimile number or address including an electronic address specified for that purpose in the notice convening the meeting not less than 48 hours before: [Amended 2003 AGM]

(1) in the case of a meeting or an adjourned meeting, the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(2) in the case of a poll, the time appointed for the taking of the poll.

(j) A vote given in accordance with the terms of an instrument appointing a proxy or attorney is valid even if, before the proxy or attorney votes:

(1) the appointing member dies;

(2) the member is mentally incapacitated;

(3) the member revokes the proxy's or attorney's appointment;

(4) the member revokes the instrument or the authority under which the proxy or attorney was appointed by a third party; or

(5) the member transfers the share in respect of which the proxy or attorney was given,

if no notice in writing of the death, mental incapacity, revocation or transfer has been received by Qantas before the start or resumption of the relevant meeting.

(k) A vote given in accordance with the terms of an instrument appointing a proxy or attorney is valid despite the transfer of the share in respect of which the instrument was given if the transfer is not registered by the time at which the instrument appointing the proxy or attorney is required to be received under clause 5.9(i). [Amended 2003 AGM]

(l) The appointment of a proxy or attorney is not revoked by the appointer attending and taking part in the general meeting but, if the appointer votes on any resolution, the person or persons acting as proxy or attorney for the appointer are not entitled to vote, and must not vote, as the appointer's proxy or attorney on the resolution.

## PART 6
## DIRECTORS

### 6.1 Number of Directors

(a) The number of Directors, until otherwise resolved by Qantas by special resolution, must be not less than three and not more than 12.

(b) At all times, at least two-thirds of the Directors must be Australian Citizens. [Qantas Sale Act s.7(1)(f)]

(c) Substantial Foreign Shareholders in aggregate may not vote to appoint any more than one third of the Directors. [Qantas Sale Act s.7(1)(c)]

(d) Subject to the provisions of clause 6.1(c) the right of BA or the Relevant BA Subsidiary to appoint a Director under clause 6.4 shall take precedence over any right of a Substantial Foreign Shareholder to vote to appoint a Director under clause 6.3.

(e) The remaining Directors shall remove any Director appointed under a resolution or notice of appointment in breach of this clause 6.1.

(f) Except as provided for in clause 6.4, no holder of BA Shares can vote in respect of its BA shares to appoint a Director.

### 6.2 BA Directors and Non-BA Directors

(a) The board of Directors shall comprise:

(1) BA Directors appointed in accordance with clause 6.4; and

(2) Non-BA Directors appointed in accordance with clause 6.3 or clause 6.5.

(b) Where, by reason of a change in the number of BA Shares required for the appointment of BA Directors in accordance with clause 6.4 (and in the case only where clause 2.5(j) applies a percentage of BA Shares is not restored in accordance with clause 2.5(j) within the time period referred to in that clause), there is a reduction in the number of BA Directors or Non-BA Directors permitted by this clause 6.2 (including without limitation a reduction in the number of BA Shares held by a member), then:

(1) that number of BA Directors or Non-BA Directors (as the case requires) as exceeds the permitted number must immediately vacate office;

(2) the Non-BA Director to vacate office shall be decided by agreement of the non-BA Directors or, in the absence of agreement, by lot; and

(3) the BA Director to vacate office shall be decided by agreement of the BA Directors or, in the absence of agreement, by lot.

### 6.3 Appointment and Removal of Non-BA Directors

(a) (1) This clause 6.3 is to be read subject to clause 6.1.

(2) The members may by ordinary resolution appoint or remove a Non-BA Director.

(b) (1) At the annual general meeting of Qantas one third of the Non-BA Directors (rounded down, if required, to the nearest whole number), but excluding the Managing Director, shall retire from office, such one-third not to include any Non-BA Director retiring in accordance with clauses 6.2(b) or 6.5(b). [Amended 2000 AGM]

(2) The Non-BA Directors to retire at an annual general meeting are those who have been longest in office since their last election, but as between persons who became Directors on the same day, those to retire shall (unless they otherwise agreed among themselves) be determined by lot.

(3) A Non-BA Director retiring under this clause 6.3 or clause 6.5(b) shall be eligible for re-election and shall act as a Director throughout the meeting at which he or she retires.

(4) No Non-BA Director (other than the Managing Director) shall remain in office for a period in excess of three years or after the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself or herself for re-election. [Amended 2000 AGM]

(5) Subject to clause 6.2, the members may, at the meeting at which a Non-BA Director retires, by ordinary resolution fill the vacated office by electing a person to that office.

(6) A person may only be elected to the office of a Non-BA Director at a general meeting if:

(A) the person is a Director retiring from office under this clause 6.3 or clause 6.5(b) and standing for re-election at that meeting;

(B) the person has been nominated by the Directors for election at that meeting; or

(C) [Deleted 2000 AGM]

(D) the person has been nominated by:

(i) members with at least 5% of the votes attaching to all the Voting Shares other than BA Shares in Qantas; or

(ii) at least 100 members entitled to vote at a general meeting,

and who have given Qantas notice under section 249N of the Corporations Act. [Amended 2003 AGM]

(c) In any decision of Qantas in general meeting to appoint or remove a Non-BA Director in accordance with this clause 6.3 or otherwise, the only members entitled to vote are holders of Voting Shares other than BA Shares.

(d) For the purposes only of clauses 6.3 and 6.4, Voting Shares in Qantas other than BA Shares constitute a separate class of share.

### 6.4 Appointment and Removal of BA Directors

(a) Subject to the provisions of clause 6.1, where the BA Group holds in aggregate BA Shares constituting 10% or more of all the Voting Shares in Qantas, BA or the Relevant BA Subsidiary may appoint or remove such number of BA Directors as is calculated as follows:

(1) for as long as the BA Group holds in aggregate BA Shares constituting more than 22.5% of all the Voting Shares in Qantas, BA or the Relevant BA Subsidiary may appoint or remove up to three Directors;

(2) for as long as the BA Group holds in aggregate BA Shares constituting more than 15% but not more than 22.5% of all the Voting Shares in Qantas, BA or the Relevant BA Subsidiary may appoint or remove up to two Directors; and

(3) for as long as the BA Group holds in aggregate BA Shares constituting more than 10% but not more than 15% of all the Voting Shares in Qantas, BA or the Relevant BA Subsidiary may appoint or remove up to one Director.

(b) The Directors must keep records from time to time so as to enable calculations to be made in accordance with the formula set out in clause 6.4(a) to determine, as at that date, the entitlement of BA or the Relevant BA Subsidiary to appoint a BA Director.

(c) Appointment and removal of a BA Director under this clause 6.4 may be effected by written notice to Qantas signed by BA or the Relevant BA subsidiary, such appointment or removal to be effective upon receipt by Qantas of such written notice.

(d) For the purposes of determining the entitlement of BA or the Relevant BA Subsidiary to appoint a BA Director, the Directors' determination is final and binding.

(e) If a resolution in general meeting is adopted to remove a BA Director, BA or the Relevant BA Subsidiary may appoint a successor in accordance with this clause 6.4 and Qantas in general meeting may not appoint a successor.

(f) For the purposes only of clause 6.3 and 6.4, the BA Shares constitute a separate class of share.

### 6.5 Casual Vacancy

(a) Subject to clause 6.1, the Directors may at any time appoint any natural person to be a Non-BA Director, either to fill a casual vacancy or as an addition to the existing Directors.

(b) Any Director appointed in accordance with clause 6.5(a) shall hold office only until the next general meeting of Qantas.

### 6.6 Vacation of Office

The office of a Director becomes vacant:

(a) in the circumstances prescribed by the Corporations Act; [Amended 2003 AGM]

(b) if the Director becomes of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health; or

(c) if the Director resigns by notice in writing to Qantas.

### 6.7 Remuneration of Directors

(a) Each Director is entitled to such remuneration out of the funds of Qantas as the Directors determine, but the remuneration of non-Executive Directors may not exceed in aggregate in any year the amount fixed by the members in general meeting for that purpose.

(b) The remuneration of Directors:

(1) in the case of all Directors, may be a stated salary or a fixed sum for attendance at each meeting of Directors or both; or

(2) in the case of non-Executive Directors:

(A) may be a share of the amount fixed under clause 6.7(a), divided among them in the manner and in the proportion determined by the Directors and in default equally; and

(B) may include travel benefits up to a level determined by the members in general meeting and to be distributed among them in the manner determined by the Directors,

and if it is a stated salary under clause 6.7(b)(1) or a share of a fixed sum under clause 6.7(b)(2)(A), will accrue from day to day.

(c) The remuneration payable by Qantas to a Director must not include a commission on, or percentage of, operating revenue.

(d) The Directors are entitled to be paid all travelling and other expenses properly incurred by them in connection with the affairs of Qantas, including attending and returning from general meetings of Qantas or meetings of the Directors or of committees of the Directors.

(e) Subject to clause 6.7(a), if a Director renders or is called upon to perform extra services or to make any special exertions in connection with the affairs of Qantas, the Directors may arrange for a special remuneration to be paid to that Director, either in addition to or in substitution for that Director's remuneration under clause 6.7(b).

(f) The salary paid to an Executive Director is not to be included in the amount fixed in accordance with clause 6.7(a).

(g) The Directors may make a lump sum payment in respect of past services to any Director or to the widow or widower or dependants of any Director on or at any time after the Director ceases to hold office as Director.

(h) The Directors may establish or support or assist in the establishment or support of funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to the Directors.

### 6.8 Share Qualifications

(a) A Director is not required to hold any shares in Qantas by way of qualification.

(b) A Director who is not a member of Qantas is nevertheless entitled to attend and speak at general meetings.

### 6.9 Interested Directors

(a) A Director may hold any other office or place of profit in Qantas (other than auditor) in conjunction with his or her directorship and may be appointed to that office or place upon such terms as to remuneration, tenure of office and otherwise as the Directors think fit.

(b) A Director of Qantas may be or become a Director or other officer of, or otherwise interested in, any related body corporate or any other body corporate promoted by Qantas or in which Qantas may be interested as a shareholder or otherwise and (unless otherwise agreed) is not accountable to Qantas for any remuneration or other benefits received by the Director as a Director or officer of, or from having an interest in, that body corporate.

(c) A Director is not disqualified merely because of being a Director from contracting with Qantas in any respect including, without limitation:

(1) selling any property to, or purchasing any property from, Qantas;

(2) lending any money to, or borrowing any money from, Qantas with or without interest and with or without security;

(3) guaranteeing the repayment of any money borrowed by Qantas for a commission or profit;

(4) underwriting or guaranteeing the subscription for shares in Qantas or in any related body corporate or any other body corporate promoted by Qantas or in which Qantas may be interested as a shareholder or otherwise, for a commission or profit; or

(5) being employed by Qantas or acting in any professional capacity (other than auditor) on behalf of Qantas.

(d) No contract made by a Director with Qantas and no contract or arrangement entered into by or on behalf of Qantas in which any Director may be in any way interested is avoided or rendered voidable merely because of the Director holding office as a Director or of the fiduciary obligations arising out of that office.

(e) No Director contracting with or being interested in any arrangement involving Qantas is liable to account to Qantas for any profit realised by or under any such contract or arrangement merely because of the Director holding office as a Director or of the fiduciary obligations arising out of that office.

(f) A Director who has a material personal interest in any matter to be considered at a meeting of Directors must not:

(1) be present while the matter is being considered at the meeting; or

(2) vote on the matter,

unless permitted by the Corporations Act to do so, in which case the Director may: [Amended 2003 AGM]

(1) be counted in determining whether or not a quorum is present at any meeting of Directors considering that matter;

(2) sign or countersign any document relating to that matter; and

(3) vote in respect of, or in respect of any thing arising out of, that matter. [Inserted 2000 AGM]

(g) Each Director who has a material personal interest in a matter that relates to the affairs of Qantas must comply with section 191 of the Corporations Act. [Inserted 2000 AGM] [Amended 2003 AGM]

(h) A Director will be required to declare at a meeting of Directors any:

(1) direct or indirect interest in a contract or proposed contract with Qantas; and

(2) potential or actual conflict of interest arising (whether directly or indirectly) from any office held or property possessed by the Director,

only if the Director is required to do so by the Corporations Act. [Inserted 2000 AGM] [Amended 2003 AGM]

### 6.10 Powers and Duties of Directors

(a) The Directors are responsible for managing the business of Qantas and may exercise to the exclusion of the members in general meeting all the powers of Qantas which are not required by the Corporations Act, by the Listing Rules or by this Constitution to be exercised by the members in general meeting. [Amended 2003 AGM]

(b) Without limiting the generality of clause 6.10(a), the Directors may exercise all the powers of Qantas to borrow or otherwise raise money, to charge any property or business of Qantas or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of Qantas or of any other person.

(c) The Directors may determine how cheques, promissory notes, bankers drafts, bills of exchange or other negotiable instruments must be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by or on behalf of Qantas.

(d) The Directors may:

(1) appoint or employ any person to be an officer, agent or attorney of Qantas for such purposes with such powers, discretions and duties (including powers, discretions and duties vested in or exercisable by the Directors), for such period and upon such conditions as they think fit;

(2) authorise an officer, agent or attorney to delegate all or any of the powers, discretions and duties vested in the officer, agent or attorney; and

(3) subject to any agreement entered into with the relevant officer, agent or attorney, remove or dismiss any officer, agent or attorney of Qantas at any time, with or without cause.

(e) A power of attorney may contain such provisions for the protection and convenience of the attorney or persons dealing with the attorney as the Directors think fit.

(f) The powers of the Directors under clauses 6.10(d) and 6.10(e) may be exercised by any two Directors, or a Director and the secretary, by executing a deed in accordance with section 127(1) of the Corporations Act. [Inserted 2000 AGM] [Amended 2003 AGM]

### 6.11 Proceedings of Directors

(a) The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

(b) The contemporaneous linking together by any technology which facilitates communication of a number of the Directors sufficient to constitute a quorum, constitutes a meeting of the Directors and all the provisions in this Constitution relating to meetings of the Directors apply, so far as they can and with such changes as are necessary, to meetings of the Directors by such technology.

(c) A Director participating in a meeting by any such technology is to be taken to be present in person at the meeting.

### 6.12 Convening of Meetings of Directors

A Director may, whenever the Director thinks fit, convene a meeting of the Directors.

### 6.13 Notice of Meetings of Directors

(a) Subject to this Constitution, notice of a meeting of Directors must be given to each person who is at the time of giving the notice a Director.

(b) A notice of a meeting of Directors:

(1) must specify the time and place of the meeting;

(2) must state the nature of any business to be transacted at the meeting which is of the type referred to in clause 6.17(c);

(3) must be given not less than five days before the meeting; and

(4) may be given in person or by post, facsimile transmission, electronic message, telephone or other method of written, audio or audio visual communication. [Amended 2003 AGM]

(c) A Director may waive notice of any meeting of Directors by notifying Qantas to that effect in person or by post, facsimile transmission, electronic message, telephone or other method of written, audio or audio visual communication. If at least half of the Directors, including at least one BA Director, waive notice in accordance with this clause 6.13(c), the meeting of Directors may be held at any time after such waivers are received by the secretary. [Amended 2003 AGM]

(d) Failure to give notice to a Director of a meeting of Directors does not invalidate any act, matter or thing done or resolution passed at the meeting if:

(1) the failure occurred by accident or error;

(2) before or after the meeting, the Director:

(A) has waived or waives notice of that meeting under clause 6.13(c); or
(B) has notified or notifies Qantas of the Director's agreement to that act, matter, thing or resolution personally or by post, facsimile transmission, electronic message, telephone or other method of written, audio or audio visual communication; or [Amended 2003 AGM]

(3) the Director or an Alternate Director appointed by the Director attended the meeting.

(e) Attendance by a person at a meeting of Directors waives any objection that person may have to a failure to give notice of the meeting and:

(1) if the person is a Director, any objection that an Alternate Director appointed by that person; or

(2) if the person is an Alternate Director, any objection that the Director who appointed that person as Alternate Director and any other Alternate Director appointed by that Director,

may have to a failure to give notice of the meeting.

### 6.14 Quorum at Meetings of Directors

(a) No business may be transacted at a meeting of Directors, unless a quorum of Directors is present at the time the meeting proceeds to business.

(b) A quorum consists of three Directors which must include:

(1) a majority of Non-BA Directors who are Australian Citizens; and

(2) at least one BA Director unless BA or the Relevant BA Subsidiary waives that requirement or unless no BA Directors have been appointed under clause 6.4.

(c) A Director is to be taken to be present at a meeting of Directors if the Director is present in person or by Alternate Director.

(d) In the event of a vacancy in the office of a Director or vacancies in the offices of Directors, the remaining Director or Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, the remaining Director or Directors may act only for the purpose of increasing the number of Directors to a number sufficient to constitute a quorum or of convening a general meeting of Qantas.

### 6.15 Chairperson and Deputy Chairperson

Subject to the provisions of clauses 6.16 and 6.17:

(a) The Directors may elect one of the Directors to the office of Chairperson and may determine the period for which that Director is to be Chairperson, provided that the person is an Australian citizen and the person is approved by the Nominations Committee. [Qantas Sale Act s.7(1)(l)]

(b) The Directors may elect one of the Directors to the office of Deputy Chairperson and may determine the period for which that Director is to be Deputy Chairperson.

(c) The office of Chairperson or Deputy Chairperson shall not be treated as an extra service or special exertion performed by the Director holding that office for the purposes of clause 6.7(e).

(d) The Chairperson (if present within 10 minutes after the time appointed for the holding of the meeting and willing to act) must preside as chairperson at each meeting of Directors.

(e) If at a meeting of Directors:

(1) there is no Chairperson;

(2) the Chairperson is not present within 10 minutes after the time appointed for the holding of the meeting; or

(3) the Chairperson is present within that time but is not willing to act as chairperson of the meeting,

then if the Directors have elected a Deputy Chairperson, the Deputy Chairperson (if present within 10 minutes after the time appointed for the holding of the meeting and willing to act) must preside as the chairperson of the meeting.

(f) Subject to clause 6.15(e), if at a meeting of Directors:

(1) there is no Deputy Chairperson;

(2) the Deputy Chairperson is not present within 10 minutes after the time appointed for the holding of the meeting; or

(3) the Deputy Chairperson is present within that time but is not willing to act as chairperson of the meeting,

the Directors present must elect one of themselves to be chairperson of the meeting.

### 6.16 Chairperson to be Australian Citizen

At all times the person presiding as chairperson at a meeting of Directors must be an Australian Citizen. [Qantas Sale Act s.7(1)(j)]

### 6.17 Decisions of Directors

(a) A meeting of Directors at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Directors under this Constitution.

(b) Questions arising at a meeting of Directors are to be decided by a majority of votes cast by the Directors present and any such decision is for all purposes a determination of the Directors.

(c) For the specific purpose of ensuring that Qantas both maximises its profitability and operates in a manner otherwise consistent with the objective of maintaining a strong, viable and dynamic Australian aviation industry, the following actions by Qantas or any of its Subsidiaries require the approval of two-thirds of all the Directors of Qantas, and in the case of the action referred to in clause 6.17(c)(6) the approval of a majority of votes in accordance with clause 6.17(b) as well as the approval of all the BA Directors:

(1) the adoption by the Directors of the annual operating budget of Qantas;

(2) any capital or other expenditure, incurrence of debt (other than drawing on existing debt facilities) or any other actions by Qantas or its Subsidiaries in excess, for any item (but aggregating all amounts for such item) of $50,000,000 except as provided for in the annual operating budget for Qantas and its Subsidiaries previously approved by the Directors;

(3) the entry by Qantas into any major commercial or joint venture agreement, merger, takeover or business acquisition which may be reasonably expected to materially adversely affect the value of the BA shareholding in Qantas or be materially inconsistent with the commercial agreements between BA and Qantas;

(4) the disposal for value by Qantas of material Operating Rights including slots or route licences;

(5) the issue of shares or options in respect of shares;

(6) the delegation of any powers of the Directors to a Director or officer or any committee of the Directors insofar as they concern matters which are referred to in this clause 6.17(c); or

(7) the buy-back by Qantas of shares in itself under clause 2.7. [Amended 2000 AGM]

The BA Directors may, in their absolute discretion, determine whether to grant the approval.

(d) In the case of an equality of votes upon any proposed resolution the chairperson of the meeting will not have a second or casting vote and the proposed resolution is to be taken as having been lost.

### 6.18 Written Resolutions

(a) If a document containing a statement to the effect that an act, matter or thing has been done or resolution has been passed:

(1) is sent to all Directors;

(2) is assented to by at least half of the Directors including at least one BA Director; and

(3) in the case of a resolution requiring approval in accordance with clause 6.17(c), is assented to by the required number of Directors,

that act, matter, thing or resolution is to be taken as having been done at or passed by the Directors without a meeting.

(b) For the purposes of clause 6.18(a):

(1) the written resolution is to be taken as having been passed:

(A) if the Directors assented to the document on the same day, on that day at the time at which the document was last assented to by a Director; or

(B) if the Directors assented to the document on different days, on the day on which, and at the time at which, the document was last assented to by a Director required under clause 6.18(a) to assent to the document;

(2) two or more separate documents in identical terms each of which is assented to by one or more Directors are to be taken as constituting one document; and

(3) a Director may signify assent to a document by signing and returning the document to Qantas in person, by post, facsimile transmission or by electronic message. (Amended 2003 AGM)

(c) Where a document is assented to in accordance with clause 6.18(a), the document must be included in the minute book.

## 6.19 Alternate Directors

(a) A Director other than an Alternate Director (in this clause 6.19, an **'appointor'**) may appoint:

(1) a person to be the appointor's Alternate Director for such period as the appointor thinks fit; and

(2) another person to be the appointor's Alternate Director in the absence of any Alternate Director appointed under clause 6.19(a)(1).

(b) An Alternate Director must be:

(1) a Director of Qantas; or

(2) any other person who is approved by the Nominations Committee.

(c) One person may act as Alternate Director to more than one appointor.

(d) If the appointor is not present at a meeting, an Alternate Director is entitled to be counted in a quorum and vote as a Director.

(e) An Alternate Director is entitled to a separate vote for each appointor the Alternate Director represents in addition to any vote the Alternate Director may have as Director in his or her own right.

(f) An Alternate Director is an officer of Qantas and is not an agent of the appointor.

(g) The provisions of this Constitution which apply to Directors also apply to Alternate Directors, except that Alternate Directors are not entitled in that capacity to any remuneration from Qantas.

(h) In the absence of the appointer, an Alternate Director may exercise any powers that the appointer may exercise and the exercise of any such power by the Alternate Director is to be taken to be the exercise of the power by the appointer.

(i) The office of an Alternate Director is vacated if and when the appointer vacates office as a Director.

(j) The appointment of an Alternate Director may be terminated at any time by the appointer even though the period of the appointment of the Alternate Director has not expired.

(k) An appointment, or the termination of an appointment, of an Alternate Director must be in writing signed by the appointor and takes effect upon receipt by Qantas of notice in writing of the appointment or termination or on the date nominated in the notice, whichever is the later.

(l) In determining whether a quorum is present at a meeting of Directors, an Alternate Director who attends the meeting is to be counted as a Director for each Director he or she represents at the meeting.

(m) An Alternate Director is not to be taken into account in determining the minimum or maximum number of Directors allowed under this Constitution.

### 6.20 Committees of Directors

(a) Subject to clause 6.17(c), the Directors may delegate any of their powers to a committee or committees consisting of such number of Directors as they think fit.

(b) A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors.

(c) The provisions of this Constitution applying to meetings of Directors apply, so far as they can and with such changes as are necessary, to meetings of a committee of Directors except that a quorum shall be one BA Director (unless the holder of BA Shares waives that requirement) and one Non-BA Director.

(d) Membership of a committee of Directors may, if the Directors so resolve, be treated as an extra service or special exertion performed by the members for the purposes of clause 6.7(e).

### 6.21 Nominations Committee

(a) There shall be a Nominations Committee comprising three non-Executive Directors of Qantas. One shall be a BA Director and the other two shall be Non-BA Directors. Members of the Nominations Committee shall be elected by all Directors of Qantas.

(b) The Nominations Committee must approve a person to be appointed as Chairperson and shall only be taken as approving a Chairperson if at least two members of the committee, including the BA Director, have approved that person for that position.

(c) The Nominations Committee must approve a person to be appointed as an Alternate Director and shall only be taken as approving an Alternate Director if at least two members of the committee have approved that person for that position.

### 6.22 Delegation to Individual Directors or Officers

(a) Subject to clause 6.17(c), the Directors may delegate any of their powers in accordance with the Corporations Act. [Amended 2000 AGM] [Amended 2003 AGM]

(b) Any person to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors. [Amended 2000 AGM]

(c) Acceptance of such a delegation by a Director may, if the Directors so resolve, be treated as an extra service or special exertion performed by the Director for the purposes of clause 6.7(e). [Amended 2000 AGM]

### 6.23 Validity of Acts

(a) All acts done by any person acting as a Director are, even if it is discovered afterwards that there was a defect in the person's appointment as a Director or that the person was disqualified to be a Director, valid as if the person has been duly appointed as, and was qualified to be, a Director.

(b) All acts done by a meeting of Directors or a committee of Directors are, even if it is discovered afterwards that there was a defect in the appointment of a person as a Director or that a person appointed as a Director was disqualified to be a Director, valid as if the person had been duly appointed as, and was qualified to be, a Director.

## PART 7
## EXECUTIVE OFFICERS

### 7.1 Managing Director

(a) The Directors shall appoint a Director who is a Non-BA Director to the office of Managing Director. That person shall be the chief executive of Qantas.

(b) The Managing Director's appointment as Managing Director automatically terminates if the Managing Director ceases to be a Director.

### 7.2 Deputy Managing Directors

(a) The Directors may appoint a Director to the office of Deputy Managing Director.

(A) the address of the holder as shown in the register of members, or in the case of joint holders, to the address shown in the register of members as the address of the joint holder first named in that register; or

(B) to such other address as the holder or joint holders in writing directs or direct.

(2) Any one or two or more joint holders may give effectual receipts for any dividends, interest or other money payable in respect of the shares held by them as joint holders.

### 9.2 Capitalisation of Profits

Subject to any rights and restrictions attaching to any shares or any class of shares, the Directors may capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve accounts or the profit and loss account or otherwise available for distribution to members, in the proportions to which those members would have been entitled in a distribution of that sum by way of dividend, unless the Directors determine in a particular case that the capitalisation should not be pro-rata.

### 9.3 Ancillary Powers

For the purpose of giving effect to any resolution for the satisfaction of a dividend by the distribution of specific assets under clause 9.1(i)(1) or the capitalisation of any amount under clause 9.2, the Directors may:

(a) settle as they think expedient any difficulty that may arise in making the distribution or capitalisation and, in particular, determine that amounts or fractions of less than a particular value determined by the Directors may be disregarded in order to adjust the rights of all parties;

(b) fix the value for distribution of any specific assets;

(c) pay cash or issue debentures to any members in order to adjust the rights of all parties;

(d) vest any such specific assets or cash or debentures in trustees upon such trusts for the persons entitled to the dividend or capitalised amount as may seem expedient to the Directors; and

(e) authorise any person to make, on behalf of all the members entitled to any further shares or other securities as a result of the distribution or capitalisation, an agreement with Qantas or another body corporate providing, as appropriate:

(1) for the issue to them of such further shares or other securities; or

(2) for the payment by Qantas on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised.

### 9.4 Dividend Reinvestment Plans

The Directors may:

(a) implement a dividend reinvestment plan under which the whole or any part of any dividend due to members who participate in the plan on their shares or any class of shares may be applied in subscribing for securities of Qantas or of a related body corporate; and

(b) amend, suspend or terminate any dividend reinvestment plan so implemented.

### 9.5 Dividend Selection Plan

The Directors may:

(a) implement a dividend selection plan on such terms as they think fit under which participants may elect to:

(1) receive a dividend from Qantas paid wholly or partly out of any particular fund or reserve or out of profits derived from any particular source; or

(2) forego a dividend from Qantas in place of some other form of distribution from Qantas or another body corporate or a trust; and

(b) amend, suspend or terminate any dividend selection plan so implemented.

### 9.6 Bonus Share Plans

The Directors may:

(a) implement a bonus share plan on such terms as they think fit under which participants may elect to forgo the whole or any part of any dividend due to them on their shares and, in lieu of that dividend, be issued bonus shares in Qantas; and

(b) amend, suspend or terminate any bonus share plan so implemented.

## PART 10
## WINDING UP

### 10.1 Distribution of Surplus

Subject to the rights or restrictions attached to any shares or class of shares, if Qantas is wound up and the value of the property of Qantas available for distribution among the members exceeds the capital paid up at the commencement of the winding up, any excess must be divided among the members in proportion to the shares held by them, irrespective of the amounts paid or credited as paid on the shares.

### 10.2 Division of Property

(a) If Qantas is wound up, the liquidator may, with the sanction of a special resolution:

(1) divide among the members the whole or any part of the property of Qantas; and

(2) determine how the division is to be carried out as between the members or different classes of members.

(b) Any division under clause 10.2(a) may be otherwise than in accordance with the legal rights of the members and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part.

(c) Where a division under clause 10.2(a) is otherwise than in accordance with the legal rights of the members, a member is entitled to dissent and to exercise the same rights as if the special resolution sanctioning that division were a special resolution passed under section 507 of the Corporations Act. [Amended 2003 AGM]

(d) If any of the property to be divided under clause 10.2(a) includes securities with a liability to calls, any person entitled under the division to any of the securities may within 10 days after the passing of the special resolution referred to in that clause, by notice in writing direct the liquidator to sell the person's proportion of the securities and to account for the net proceeds and the liquidator must, if practicable, act accordingly.

(e) Nothing in this clause 10.2 derogates from or affects any right to exercise any statutory or other power which would have existed if this clause 10.2 were omitted.

(f) Clause 9.3 applies, so far as it can and with such changes as are necessary, to a division by a liquidator under clause 10.2(a) as if references in clause 9.3 to the Directors and to a distribution or capitalisation were references to the liquidator and to the division under clause 10.2(a) respectively.

## PART 11
## MINUTES AND RECORDS

### 11.1 Minutes

The Directors must cause minutes of all proceedings of:

(a) general meetings;

(b) meetings of the Directors;

(c) meetings of committees of the Directors; and

(d) written resolutions of Directors passed without a meeting,

to be entered within one month after the relevant meeting is held, in books kept for that purpose.

### 11.2 Signing of Minutes

Except in the case of a document entered in the minute book in accordance with clause 6.18(c), those minutes must be signed within a reasonable time after the meeting by the chairperson of the meeting at which the proceedings took place or by the chairperson of the next succeeding meeting.

### 11.3 Minutes as Evidence

Any minutes of a meeting purporting to be signed by the chairperson of the meeting or of the next succeeding meeting and any document entered in the minute book in accordance with clause 6.18(c) purporting to be signed by a Director, are (in the absence of proof of the contrary) sufficient evidence:

(a) of the matters stated in the minutes or document; and

(b) in the case of minutes of a meeting, of:

  (1) the meeting having been duly convened and held; and

  (2) the validity of all proceedings at the meeting.

### 11.4 Inspection of Records

(a) A Director may inspect any record of Qantas including, without limitation, the minute books, accounting records, internal management documents or such other documents or material as the Director requires.

(b) The Directors may determine whether and to what extent and at what time and places and under what conditions, the minute books, accounting records and other documents of Qantas or any of them will be open to the inspection of members other than Directors.

(c) A member other than a Director does not have the right to inspect any books, records or documents of Qantas except as provided by law, or as authorised by the Directors in accordance with clause 11.4(b).

## PART 12
## PROTECTION OF CERTAIN OFFICERS

[inserted 2000 AGM]

### 12.1 Indemnity

To the fullest extent permitted by law and subject to this clause 12, Qantas indemnifies and will keep indemnified each Director, secretary and assistant secretary against:

(a) any liability (other than for legal costs) incurred by that person as an officer (or former officer) of a Relevant Company; and

(b) any legal costs reasonably incurred by that person in connection with any Claim brought against that person as an officer (or former officer) of a Relevant Company.

### 12.2 Insurance

To the extent permitted by law, Qantas may pay, or agree to pay, a premium directly or indirectly in respect of a contract insuring a person who is or has been an officer of Qantas against a liability incurred by that person as an officer or former officer of Qantas (including any such liability incurred by that person in their capacity as an officer of a Relevant Company).

### 12.3 Interpretation

In this clause 12:

(a) **'Claim'** means:

  (1) any:

    (A) legal proceedings (whether civil or criminal), administrative proceedings, arbitral proceedings, mediation or other form of alternative dispute resolution (whether or not held in conjunction with any legal, administrative or arbitral proceedings); or

    (B) investigation or inquiry by any Regulatory Authority or External Administrator,

  relating to, arising out of or in any way connected with any actual or alleged act or omission of the Director as an officer of a Relevant Company; or

  (2) any written or oral threat, complaint or demand or other circumstance that might reasonably cause the Director to believe that any proceedings, investigation or inquiry referred to in paragraph (1) above will be initiated;

(b) **'External Administrator'** means a liquidator, provisional liquidator, controller or an administrator;

(c) **'Regulatory Authority'** means the Australian Securities & Investments Commission, the Australian Competition and Consumer Commission, a Royal Commission, a Tribunal, a department of any Australian government, a public authority, or an instrumentality or agency of the Crown in right of the Commonwealth, in right of a State or in right of a Territory or the equivalent of any of them in any other jurisdiction;

(d) **'Relevant Company'** means:

(1) Qantas;

(2) a subsidiary of Qantas; or

(3) any company or other entity of which the officer of Qantas is an officer at the request (whether formal or informal) of Qantas; and

(e) a reference to liability or legal costs incurred by, or an act or omission of, a person 'as an officer of a Relevant Company' is a reference to the person in the capacity of:

(1) a trustee;

(2) a director, an officer or an employee of the Relevant Company; or

(3) a member of a committee,

where the person is or was requested, appointed or nominated by Qantas or any of its subsidiaries to act as such a trustee, director, officer, employee or committee member (as the case may be).

### 12.4 Extent of Indemnity

The indemnity given under clause 12.1:

(a) applies to any liability or legal costs incurred by a person as an officer of a Relevant Company, other than Qantas or a subsidiary of Qantas, only if and to the extent that the person is not indemnified in respect of that liability or those legal costs:

(1) by the Relevant Company; or

(2) under an insurance policy which covers the Relevant Company (other than a policy maintained by Qantas, BA or any of their respective subsidiaries or officers); and

(b) does not apply to any liability or legal costs incurred by a person in respect of an actual or alleged act or omission of the person as an officer of a Relevant Company that occurred at any time after the person had ceased to be an officer of Qantas, except where the person was or remained an officer of the Relevant Company at the time of that act or omission at the request (whether formal or informal) of Qantas.

### 12.5 Related Party Benefits

To the extent that the indemnity under clause 12.1 requires the approval of the members of Qantas in general meeting in accordance with the provisions of the Corporations Act dealing with related party transactions, the indemnity to, and only to, that extent has no force and effect, unless and until such approval is obtained. [Amended 2003 AGM]

### 12.6 GST

The amount of any indemnity payable under this clause 12 will include an additional amount (**'GST Amount'**) equal to any GST payable by the officer being indemnified (**'Indemnified Officer'**) in connection with the indemnity (less the amount of any input tax credit claimable by the Indemnified Officer in connection with the indemnity). Payment of any indemnity which includes a GST Amount is conditional upon the Indemnified Officer issuing Qantas a GST tax invoice for the GST Amount.

## PART 13
## NOTICES

### 13.1 Notices by Qantas to Members

(a) A notice must be given by Qantas to a member by serving it personally at, or by sending it by post in a prepaid envelope to, the member's address as shown in the register of members or such other address, or by facsimile transmission to such facsimile number, or by electronic message to such electronic address, as the member has supplied to Qantas for the giving of notices or by such other manner as is authorised by the Corporations Act. [Amended 2003 AGM]

(b) A notice may be given by Qantas to the joint holders of a share by giving the notice in the manner authorised by clause 13.1(a) to the joint holder first named in the register of members in respect of the share.

(c) A notice must be given by Qantas to a person referred to in clause 5.2(a)(2) by serving it or sending it in the manner authorised by clause 13.1(a) addressed to the name or title of the person, at or to such address (including electronic address) or facsimile number supplied to Qantas for the giving of notices to that person, or if no address (including electronic address) or facsimile number has been supplied, at or to the address (including electronic address) or facsimile number to which the notice might have been sent if the relevant Transmission Event had not occurred. [Amended 2003 AGM]

(d) Except as provided in clause 13.1(a) the fact that a member or a person referred to in clause 5.2(a)(2) has supplied a facsimile number or electronic address for the giving of notices does not require Qantas to give any notice to that member or person by facsimile or electronic message. [Amended 2003 AGM]

(e) A notice given to a member in accordance with clause 13.1(a) or (b) is, despite the occurrence of a Transmission Event and whether or not Qantas has notice of that occurrence:

(1) duly given in respect of any shares registered in that person's name, whether solely or jointly with another person; and

(2) sufficient service on any person entitled to the shares in consequence of the Transmission Event.

(f) A notice given to a person who is entitled to be registered as the holder of, or to a transfer of, any shares is sufficient service on the member in whose name the shares are registered.

(g) Any person who, because of a transfer of shares, becomes entitled to any shares registered in the name of a member is bound by every notice which, before that person's name and address is entered in the register of members in respect of those shares, is given to the member in accordance with this clause 13.1.

### 13.2 Notices by Qantas to Directors

Subject to this Constitution, a notice must be given by Qantas to any Director either by serving it personally at, or by sending it by post in a prepaid envelope to, the Director's usual residential or business address, or such other address, or by facsimile transmission to such facsimile number, or by electronic message to such electronic address, as the Director has supplied to Qantas for the giving of notices. [Amended 2003 AGM]

### 13.3 Notices by Members or Directors to Qantas

Subject to this Constitution, a notice may be given by a member or Director to Qantas by serving it on Qantas addressed to the Chairperson, Managing Director or secretary at, or by sending it by post in a prepaid envelope to, the registered office of Qantas, or by facsimile transmission to the principal facsimile number at the registered office of Qantas or by electronic message to an electronic address notified by Qantas to members or Directors for this purpose. [Amended 2003 AGM]

### 13.4 Notices Posted to Addresses Outside the Commonwealth

A notice sent by post to an address outside the Commonwealth must be sent by airmail.

### 13.5 Time of Service

(a) Where a notice is sent by post, service of the notice is taken to be effected if a prepaid envelope containing the notice is properly addressed and placed in the post and to have been effected:

(1) in the case of a notice of a general meeting, on the day after the date of its posting; or

(2) in any other case, at the time at which the letter would be delivered in the ordinary course of post.

(b) Where a notice is sent by facsimile transmission or electronic message, service of the notice is to be taken to be effected if the correct facsimile number appears on the facsimile transmission report generated by the sender's facsimile machine or if the electronic message is properly addressed, and to have been effected at the time the facsimile transmission or electronic message is sent. [Amended 2003 AGM]

### 13.6 Other Communications and Documents

Clauses 13.1 to 13.5 (inclusive) apply, so far as they can and with such changes as are necessary, to the service of any communication or document.

### 13.7 Notices in Writing

A reference in this Constitution to a notice in writing includes a notice given by facsimile transmission or electronic message or any other form of written communication. [Amended 2003 AGM]

## PART 14
## GENERAL

### 14.1 Submission to Jurisdiction

Each member submits to the non-exclusive jurisdiction of the Supreme Court of the State or Territory in which the registered office of Qantas is located, the Federal Court of Australia and the Courts which may hear appeals from those Courts.

### 14.2 *Prohibition and Enforceability*

(a) Any provision, or the application of any provision, of this Constitution which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

(b) Any provision, or the application of any provision, of this Constitution which is void, illegal or unenforceable in any place does not affect the validity, legality or enforceability of that provision in any other place or of the remaining provisions in that or any other place.

(c) Any provision, or the application of any provision, of this Constitution which is inconsistent with section 7 of the Qantas Sale Act 1992 (Cth), as amended from time to time, is ineffective and severable from the rest of the Constitution and does not affect the validity and enforceability of the rest of the Constitution.

(d) If a provision of this Constitution is illegal, ineffective or unenforceable:

   (1) if the provision would not be illegal, ineffective or unenforceable if a word or words were omitted, that word or those words are severed; and

   (2) in any other case, the whole provision is severed,

   and the remainder of this Constitution continues in force.

### 14.3 Restricted Securities

Notwithstanding any other provisions of this Constitution:

(a) Qantas shall refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of Restricted Securities which is or might be in breach of the Listing Rules or any escrow agreement entered into by Qantas under the Listing Rules in relation to the Restricted Securities and must, in relation to Restricted Securities which are approved for the purposes of a Prescribed CS facility, take such steps as are open to it under the Operating Rules of that Prescribed CS facility to give effect to such an escrow agreement; [Amended 2003 AGM]

(b) on a winding up of Qantas, the holders of shares which are Restricted Securities and which are subject to escrow restrictions at the commencement of the winding up shall rank on a return of capital behind all other shares in Qantas; and

(c) in the event of a breach of any escrow agreement entered into by Qantas under the Listing Rules in relation to shares which are Restricted Securities, the member holding the shares in question shall cease to be entitled to any dividends and to any voting rights in respect of those shares for so long as the breach subsists.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 18/11/2003

TIME: 10:01:28

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Resignation of Trevor Kennedy

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

**ASX.Online@asx.com.au**

18/11/2003 10:01 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 96127 as follows:
Release Time: 18-Nov-2003  10:01:18
ASX Code: QAN
File Name: 96127.pdf
Your Announcement Title: Qantas Accepts Resignation of Trevor Kennedy
```

- 96127.pdf

QANTAS

# Media Release

## QANTAS ACCEPTS RESIGNATION OF TREVOR KENNEDY

**SYDNEY, 18 November 2003:** The Chairman of Qantas, Margaret Jackson, said today she had accepted the resignation of Trevor Kennedy as a Director of Qantas Airways Limited.

"Trevor has been a Director of Qantas since 1994 and he has also served as a Director of Qantas Superannuation Limited," Ms Jackson said.

"He has always been an excellent Director of Qantas who has made a major contribution over nearly a decade."

**Issued by Qantas Corporate Communication (Q2991)**
**Media Enquiries: Michael Sharp - Telephone 02 9691 3469**

ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 19/11/2003

TIME: 14:16:02

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Statistics-Sep 2003

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

**ASX.Online@asx.com.au**

19/11/2003 02:16 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 96675 as follows:
Release Time: 19-Nov-2003 14:15:46
ASX Code: QAN
File Name: 96675.pdf
Your Announcement Title: Preliminary Monthly Traffic & Capacity Statistics - Sept 03

- 96675.pdf

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

# PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS SEPTEMBER 2003

## Summary of Traffic and Capacity Statistics

### Month of September 2003

International traffic, measured in Revenue Passenger Kilometres (RPKs) decreased by 7.8 percent in September 2003 while capacity, measured in Available Seat Kilometres (ASKs), decreased by 8.8 percent. This resulted in a revenue seat factor of 80.3 percent, 0.9 percentage points higher than for September 2002.

Domestic RPKs increased by 3.2 percent in September, while ASKs increased by 0.7 percent over the same period. The resulting revenue seat factor of 81.0 percent was 2.0 percentage points higher than the previous year.

September Group (comprising International, Domestic, Australian Airlines and QantasLink) passenger numbers increased by 0.7 percent over the previous year. RPKs decreased by 0.5 percent, while ASKs were down 1.6 percent, resulting in a revenue seat factor of 80.0 percent, which was 0.9 percentage points higher than the previous year.

### Financial Year to Date September 2003

International revenue seat factor for year to date September 2003 decreased by 0.3 percentage points to 80.3 percent when compared with year to date September 2002, while international yield excluding exchange decreased by 4.4 percent over the same period. Domestic yield excluding exchange for the financial year to September decreased by 2.9 percent. Domestic revenue seat factor increased by 3.2 percentage points to 82.7 percent over the same period.

Group passenger numbers for the year to September decreased by 1.9 percent from the previous year. RPKs decreased by 3.5 percent while ASKs decreased by 3.9 percent, resulting in a revenue seat factor of 80.4 percent, 0.4 percentage points higher than the previous year.

## Recent Developments

On 23 October 2003, the New Zealand Commerce Commission announced a negative final determination with respect to the proposed alliance between Qantas and Air New Zealand. Qantas has responded that it will hold discussions with Air New Zealand before deciding on a future direction for the airlines' proposed alliance.

Australian Airlines celebrated its first anniversary of flying on 27 October 2003, by taking delivery of a fifth aircraft and adding an additional service to Bali and Sabah. The airline has now restored flights to Singapore, Hong Kong, Nagoya, Osaka and Fukuoka to pre-SARS levels and in total operates almost 50 flights per week. Australian Airlines is considering a number of new destinations for 2004.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

SEPTEMBER 2003

| | Month | | | Financial Year to Date | | |
|---|---|---|---|---|---|---|
| **Domestic** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 1,496 | 1,448 | 3.3% | 4,418 | 4,384 | 0.8% |
| Revenue Passenger Kilometres (m) | 2,028 | 1,965 | 3.2% | 6,027 | 5,957 | 1.2% |
| Available Seat Kilometres (m) | 2,504 | 2,487 | 0.7% | 7,292 | 7,490 | (2.6)% |
| Revenue Seat Factor (%) | 81.0 | 79.0 | 2.0 pts | 82.7 | 79.5 | 3.2 pts |
| **International** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 665 | 709 | (6.2)% | 1,990 | 2,216 | (10.2)% |
| Revenue Passenger Kilometres (m) | 4,018 | 4,357 | (7.8)% | 12,197 | 13,671 | (10.8)% |
| Available Seat Kilometres (m) | 5,005 | 5,485 | (8.8)% | 15,181 | 16,966 | (10.5)% |
| Revenue Seat Factor (%) | 80.3 | 79.4 | 0.9 pts | 80.3 | 80.6 | (0.3) pts |
| **Australian Airlines** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 56 | - | na | 155 | - | na |
| Revenue Passenger Kilometres (m) | 282 | - | na | 761 | - | na |
| Available Seat Kilometres (m) | 381 | - | na | 1,096 | - | na |
| Revenue Seat Factor (%) | 74.0 | - | na | 69.4 | - | na |
| **QantasLink** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 264 | 306 | (13.7)% | 839 | 944 | (11.1)% |
| Revenue Passenger Kilometres (m) | 172 | 209 | (17.7)% | 573 | 644 | (11.0)% |
| Available Seat Kilometres (m) | 237 | 286 | (17.1)% | 770 | 871 | (11.6)% |
| Revenue Seat Factor (%) | 72.6 | 73.1 | (0.5) pts | 74.4 | 73.9 | 0.5 pts |
| **Total Group Operations** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 2,481 | 2,463 | 0.7% | 7,402 | 7,544 | (1.9)% |
| Revenue Passenger Kilometres (m) | 6,500 | 6,531 | (0.5)% | 19,558 | 20,272 | (3.5)% |
| Available Seat Kilometres (m) | 8,127 | 8,258 | (1.6)% | 24,339 | 25,327 | (3.9)% |
| Revenue Seat Factor (%) | 80.0 | 79.1 | 0.9 pts | 80.4 | 80.0 | 0.4 pts |

**Notes**

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

**Key**

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown

ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 19/11/2003

TIME: 15:00:27

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

19/11/2003 03:00 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 96709 as follows:
Release Time: 19-Nov-2003 15:00:21
ASX Code: QAN
File Name: 96709.pdf
Your Announcement Title: Appendix 3Z - Final Director s Interest Notice

- 96709.pdf

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **QANTAS AIRWAYS LIMITED** |
| **ABN** | **16 009 661 901** |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | **Trevor John Kennedy** |
| **Date of last notice** | 2 January 2002 |
| **Date that director ceased to be director** | 17 November 2003 |

### Part 1 – Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| 50,975 Ordinary Shares (Trevor J. & Christina L. Kennedy ATF Golden Eggs Super Fund) |

### Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
|---|---|
| Golden Words Pty Limited | 71,775 Ordinary Shares |

## Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

BSJ Vanilla ✓



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 20/11/2003

TIME: 13:52:40

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas and Air NZ to Appeal NZCC Decision

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

**ASX.Online@asx.com.au**

20/11/2003 01:52 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 97024 as follows:
Release Time: 20-Nov-2003 13:52:36
ASX Code: QAN
File Name: 97024.pdf
Your Announcement Title: Qantas and Air NZ to Appeal NZCC Decision

- 97024.pdf

General Counsel
Company Secretary
**Brett Johnson**

20 November 2003

Companies Announcement Office
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

Dear Sir

**Qantas and Air New Zealand Appeal New Zealand Commerce Commission Decision**

Qantas and Air New Zealand today lodged an appeal with the New Zealand High Court against the New Zealand Commerce Commission's determination to decline the airlines' Alliance authorisation applications.

In addition, Qantas and Air New Zealand will continue with the Australian Competition Tribunal's Review of the ACCC's decision.

Both the New Zealand High Court appeal and Australian Competition Tribunal Review are likely to be heard in the middle of next year.

Yours faithfully

Brett Johnson
General Counsel & Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 21/11/2003

TIME: 16:19:16

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Welcomes ACCC Decision to Discontinue Action

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au
21/11/2003 04:19 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 97432 as follows:
Release Time: 21-Nov-2003 16:19:12
ASX Code: QAN
File Name: 97432.pdf
Your Announcement Title: Qantas Welcomes ACCC Decision to Discontinue Action

- 97432.pdf

QANTAS

# *Media Release*

## QANTAS WELCOMES ACCC DECISION TO DISCONTINUE ACTION

**SYDNEY, 21 November 2003:** Qantas said today it welcomed the resolution of the Federal Court litigation by the ACCC for alleged breaches by Qantas of S46 of the Trade Practices Act. The ACCC will discontinue the action.

The Chief Executive Officer of Qantas, Geoff Dixon, said the action related to Qantas' commercially justified competitive response to Virgin Blue commencing operations on the Brisbane-Adelaide route in early 2001.

"The action against Qantas was commenced in May 2002. At all times, Qantas has rejected the ACCC's allegations and has vigorously defended the prosecution. Qantas served its evidence in the last week.

The discontinuance of the litigation confirms Qantas' belief that it would have successfully defended the action. The prosecution has cost Qantas a significant amount of money and has been a major distraction to executive management involved in preparing the defence. Qantas has agreed to bear its own costs to resolve this matter now.

**Issued by Qantas Corporate Communication (Q2997)**
**Media Enquiries: Michael Sharp - Telephone 02 9691 3469**

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 26/11/2003

TIME: 13:16:54

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Low Cost Carrier to Be Based in Melbourne

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

QANTAS

# *Media Release*

## QANTAS LOW COST CARRIER TO BE BASED IN MELBOURNE

**MELBOURNE, 26 November 2003:** Qantas announced today that the City of Melbourne had been selected as the headquarters for its new domestic low cost airline.

The Chief Executive Officer of Qantas, Geoff Dixon, said that Melbourne was chosen because it offered the most attractive package including excellent facilities, a skilled workforce and incentives.

"I would like to thank the Victorian Government for its support of this project," Mr Dixon said.

"The new airline will start flying to leisure destinations in Australia from May next year and, with its headquarters in Melbourne, it will grow to employ about 1,000 Victorians over the next few years.

"While the new low cost carrier is good news for the whole Australian tourism industry, today's announcement means that Qantas will further expand its commitment to the Victorian economy and Victorian tourism, building on a partnership that has been in place for more than 60 years.

"Qantas currently employs more than 6,500 people in Victoria and is a major supporter of a range of community, sports and arts organisations including the Royal Children's Hospital, the Victorian Institute for the Blind, the Melbourne International Festival of the Arts, the Australian Formula One Grand Prix and the Australian Tennis Open.

"Qantas has also recently invested $9.8 million in the refurbishment of Hangar 4 at Avalon Airport, which will grow to employ 300 skilled workers, and entered into a joint venture with Patrick Corporation to acquire the former Ansett engine maintenance facility at Garden Drive, Tullamarine.

"We also recently expanded our flight training facility at Airport West, at a cost of $70 million. This facility now houses our Boeing 737-300, 737-400, 737-800, Airbus A330 and Emergency Procedures simulator."

Mr Dixon said that further information relating to the low cost carrier – including its name, livery and fleet – would be announced next week.

**Issued by Qantas Corporate Communication (Q2998)**
**Media Enquiries: Melissa Thomson - Telephone 02 9691 3013 or 0408 660 891**

# Media Release

## QANTAS LOW COST CARRIER TO BE BASED IN MELBOURNE

**MELBOURNE, 26 November 2003:** Qantas announced today that the City of Melbourne had been selected as the headquarters for its new domestic low cost airline.

The Chief Executive Officer of Qantas, Geoff Dixon, said that Melbourne was chosen because it offered the most attractive package including excellent facilities, a skilled workforce and incentives.

"I would like to thank the Victorian Government for its support of this project," Mr Dixon said.

"The new airline will start flying to leisure destinations in Australia from May next year and, with its headquarters in Melbourne, it will grow to employ about 1,000 Victorians over the next few years.

"While the new low cost carrier is good news for the whole Australian tourism industry, today's announcement means that Qantas will further expand its commitment to the Victorian economy and Victorian tourism, building on a partnership that has been in place for more than 60 years.

"Qantas currently employs more than 6,500 people in Victoria and is a major supporter of a range of community, sports and arts organisations including the Royal Children's Hospital, the Victorian Institute for the Blind, the Melbourne International Festival of the Arts, the Australian Formula One Grand Prix and the Australian Tennis Open.

"Qantas has also recently invested $9.8 million in the refurbishment of Hangar 4 at Avalon Airport, which will grow to employ 300 skilled workers, and entered into a joint venture with Patrick Corporation to acquire the former Ansett engine maintenance facility at Garden Drive, Tullamarine.

"We also recently expanded our flight training facility at Airport West, at a cost of $70 million. This facility now houses our Boeing 737-300, 737-400, 737-800, Airbus A330 and Emergency Procedures simulator."

Mr Dixon said that further information relating to the low cost carrier – including its name, livery and fleet – would be announced next week.

**Issued by Qantas Corporate Communication (Q2998)**
**Media Enquiries: Melissa Thomson - Telephone 02 9691 3013 or 0408 660 891**

ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 28/11/2003

TIME: 09:14:14

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Patricia Cross Joins Qantas Board

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

28/11/2003 09:14 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 99147 as follows:
Release Time: 28-Nov-2003 09:14:05
ASX Code: QAN
File Name: 99147.pdf
Your Announcement Title: Patricia Cross Joins Qantas Board

- 99147.pdf

QANTAS

# Media Release

## PATRICIA CROSS JOINS QANTAS BOARD

**SYDNEY, 28 November 2003:** The Chairman of Qantas, Margaret Jackson, today announced the appointment of Patricia Cross as a non-executive Director of the Board of Qantas Airways Limited.

Mrs Cross will fill a casual vacancy on the Qantas Board and take up the position on 1 January, 2004.

"I am delighted that Patricia is joining the Qantas Board and I am confident that she will further strengthen the diversity of experience and corporate skill that is offered by the other Board members," Ms Jackson said.

Mrs Cross is Chairman of Qantas Superannuation Limited and a Director of Wesfarmers Limited.

She is also a Fellow of the Australian Institute of Company Directors, a Fellow of the Australian Institute of Management, a Fellow of the Finance and Treasury Association, and a Member of Women Chiefs of Enterprise International. She recently received a Centenary Medal for service to Australian society through the finance industry.

Mrs Cross has previously served as Deputy Chairman of the Transport Accident Commission (Victoria), a Member of the Financial Sector Advisory Council, a Member of the Companies and Securities Advisory Committee, Director of AMP Limited, Director of Suncorp-Metway Limited, Member of the Merrill Lynch Australasia Advisory Board, and an advisory member of the Deloitte Touche Board of Partners. Mrs. Cross has served on a variety of not for profit boards, including the Murdoch Childrens Research Institute, Opera Australia Capital Fund, the Heide Museum of Modern Art, Director and Councillor of RMIT University (Melbourne) and Governor of the American Chamber of Commerce in Australia.

Mrs Cross holds a Bachelor of Science degree from Georgetown University (Washington, DC) and, between 1981 and 1996, gained extensive international experience in banking and finance. She worked with Chase Manhattan Corporation, Banque Nationale de Paris and then National Australia Bank, where her last position was General Manager, Wholesale Banking. She was also a Member of the National Australia Bank Executive Committee.

**Issued by Qantas Corporate Communication (Q2999)**
**Media Enquiries: Michael Sharp - Telephone 02 9691 3469**

ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 01/12/2003

TIME: 14:05:32

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Names Low Cost Carrier Jetstar & Orders Airbus A320's

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

01/12/2003 02:05 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 99952 as follows:
Release Time: 01-Dec-2003 14:05:24
ASX Code: QAN
File Name: 99952.pdf
Your Announcement Title: Qantas Names Low Cost Carrier Jetstar and Orders Airbus A320

- 99952.pdf

QANTAS

# *Media Release*

## QANTAS NAMES LOW COST CARRIER JETSTAR AND ORDERS AIRBUS A320s

**SYDNEY, 1 December 2003:** Qantas said today its new low cost domestic airline would be called Jetstar.

The Chief Executive Officer of Qantas, Geoff Dixon, said the airline would use new Airbus A320 aircraft from June next year and would eventually have an all-A320 fleet.

"Jetsar will fly new A320 aircraft featuring 177 leather seats and an inflight audio entertainment system," Mr Dixon said.

"The domestic leisure market is growing rapidly and now represents over 60 per cent of all passengers. Jetstar will concentrate on growing this market with value fares while opening up new destinations."

Mr Dixon said the Qantas Board had last week approved a number of initiatives for Qantas' domestic operations, including the:

- selection of Impulse Airlines as the operating entity for the low cost carrier;
- placement of an initial order for 23 A320s for the low cost carrier;
- reorganisation of the full service Qantas domestic airline into a two-class jet operation on all services, using only two aircraft types – Boeing 737s and 767s; and
- acquisition of an additional five Boeing 737-800 aircraft for the full service domestic airline to replace the airline's last 737-300s and further modernise the fleet.

Mr Dixon said using Impulse as the operating entity and with new aircraft, new slimline seats, a new booking system and innovative products, Qantas was confident Jetstar would be the lowest cost operator in Australia.

The start-up of Jetstar would add to the overall strength of the Qantas flying product, which currently comprised:

- Qantas International, offering 540 services each week to 77 destinations in 33 countries;
- Australian Airlines, the full service international leisure carrier, offering 50 flights each week to 11 destinations in six countries;
- Qantas Domestic, offering more than 2,500 flights each week; and
- QantasLink, the regional airline, offering more than 2,500 flights each week.

Mr Dixon said the purchase of the A320s and 737-800s would not stress the company's balance sheet.

"We will remain within our desired gearing level," he said. "The domestic market is strong and the international market is returning quickly from the effects of SARS and the war in Iraq. All our businesses are profitable."

Jetstar will begin selling seats in February 2004 and start flying in May 2004, using 14 Boeing 717s currently operated by Impulse Airlines under the QantasLink brand. The first Airbus A320 will be delivered in June 2004 and Jetstar will, over time, move to an all A320 fleet.

"While the initial order is for 23 A320s, we can acquire more of these aircraft as Jetstar grows. As we said in October, Jetstar will operate a minimum of 23 aircraft by mid-2005.

"The A320 family is used by two of the world's most successful low cost carriers, Jetblue and EasyJet, and it has an outstanding track record, including excellent fuel efficiency."

The airline's route network and fare structure will be announced in January 2004.

Mr Dixon said the Board's approval for the acquisition of an additional five Boeing 737-800s highlighted the full service airline's strategy of simplifying its fleet to include only two aircraft types – Boeing 737s and 767s.

The new 737-800s, to be delivered next year, will replace the airline's last 737-300s. The 737-800 is more fuel efficient and cost effective than the 737-300 and it offers more spacious cabins, more headroom and larger windows.

"Qantas has taken delivery of 20 737-800s since February 2002 and another three of these aircraft will join the fleet by the middle of next year," Mr Dixon said.

"The additional five aircraft approved by the Board will take the total Qantas 737-800 fleet to 28. This will result in a large, uniform and more modern fleet for the full service airline and this will deliver further improvements to utilisation, reliability and on-time performance."

Mr Dixon said the full service Qantas domestic airline would continue to offer award-winning inflight entertainment – including video news, movies, sitcoms and sport shows as well as up to 10 channels of audio programs – and the popular Frequent Flyer program.

Mr Dixon said Qantas would maintain its ongoing investment in domestic product, both in the air and on the ground, including the extensive network of Qantas Club lounges.

Business and leisure travellers using the full service airline would continue to have access to an extensive range of discount fares. As well, the simpler domestic fare structure introduced in June had allowed travellers to mix and match one way fares to combine affordability and flexibility to better suit individual needs.

**Issued by Qantas Corporate Communication (Q3002)**
**Media Enquiries: Melissa Thomson - Telephone 02 9691 3013**

ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 02/12/2003

TIME: 11:28:10

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Update on the Level of Foreign Relevant Int in QAN shares

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

02/12/2003 11:28 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 100200 as follows:
Release Time: 02-Dec-2003  11:28:03
ASX Code: QAN
File Name: 100200.pdf
Your Announcement Title: Update on the Level of Foreign Relevant Interest
```

- 100200.pdf

General Counsel
**Brett Johnson**

2 December 2003

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

**Update on the Level of Foreign Relevant Interest in Qantas Shares**

Under the Qantas Constitution, the maximum aggregate level of relevant interest that foreign persons are permitted to hold in Qantas is 49%.

On 5 September 2003, Qantas advised the market that foreign persons had a relevant interest in approximately 45.64% of the Qantas issued share capital.

Listing Rule 3.19.1 requires that Qantas advise the market when the level of foreign relevant interest changes by more than 1%.

Based on the most recent reconciliation, Qantas advises the market that recent foreign sales have resulted in foreign persons having a relevant interest in approximately 44.16% of Qantas shares.

**Notification Obligations**

Qantas reminds the market that, under its Constitution, foreign purchasers are required to notify Qantas, within 10 days of becoming registered, of their acquisition of a relevant interest in Qantas shares. Foreign Ownership Notifications are available from the Qantas Share Registry on (02) 8280 7390.

It is the order of receipt of complete Foreign Ownership Notifications which determines the priority for entry, upon reconciliation to a registered shareholding, to the Qantas Foreign Sub-Register.

Qantas investigates foreign share purchases and, upon reconciliation of the relevant Foreign Ownership Notifications to a registered shareholding, enters the purchases on the Qantas Foreign Sub-Register. Should the level of foreign ownership on the Qantas Foreign Sub-Register exceed 49%, the Qantas Constitution contains provisions to notify those foreign shareholders. Should such a Notice be required to be sent, it results in the registered holder of the offending shares not being entitled to vote the shares at a meeting of shareholders and it may lead to the disposal of those shares.

Yours faithfully

Brett Johnson

ASX

AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/12/2003

TIME: 09:19:52

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary monthly traffic & capacity stats October 2003

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

**ASX.Online@asx.com.au**

16/12/2003 09:20 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 103200 as follows:
Release Time: 16-Dec-2003 09:19:48
ASX Code: QAN
File Name: 103200.pdf
Your Announcement Title: Preliminary Monthly Traffic & Capacity Statistics - October

- 103200.pdf

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
OCTOBER 2003

**Summary of Traffic and Capacity Statistics**

**Month of October 2003**

International traffic, measured in Revenue Passenger Kilometres (RPKs) decreased by 7.7 percent in October 2003 while capacity, measured in Available Seat Kilometres (ASKs), decreased by 5.6 percent. This resulted in a revenue seat factor of 78.6 percent, 1.8 percentage points lower than for October 2002.

Domestic RPKs increased by 2.4 percent in October, while ASKs increased by 1.2 percent over the same period. The resulting revenue seat factor of 82.5 percent was 1.0 percentage point higher than the previous year.

October Group (comprising International, Domestic, Australian Airlines and QantasLink) passenger numbers decreased by 0.4 percent over the previous year. RPKs decreased by 1.3 percent, while ASKs were up 0.3 percent, resulting in a revenue seat factor of 79.2 percent, which was 1.3 percentage points lower than the previous year.

**Financial Year to Date October 2003**

International revenue seat factor for year to date October 2003 decreased by 0.6 percentage points to 79.9 percent when compared with year to date October 2002, while international yield excluding exchange decreased by 2.4 percent over the same period. Domestic yield excluding exchange for the financial year to October decreased by 1.8 percent. Domestic revenue seat factor increased by 2.6 percentage points to 82.6 percent over the same period.

Group passenger numbers for the year to October decreased by 1.4 percent from the previous year. RPKs decreased by 3.0 percent while ASKs decreased by 2.8 percent, resulting in a revenue seat factor of 80.1 percent, 0.1 percentage points lower than the previous year.

**Recent Developments**

On 1 December 2003, Qantas announced that its new low cost domestic airline will be called Jetstar. Jetstar will begin selling seats in February 2004 and start flying in May 2004, using 14 Boeing 717s currently operated by Impulse Airlines under the QantasLink brand. Qantas also announced the placement of an initial order of 23 Airbus A320s, with 177 slimline seats, for Jetstar. The first Airbus A320 will be delivered in June 2004 and Jetstar will, over time, move to an all A320 fleet. Jetstar's route network and fare structure will be announced in January 2004.

On 1 December 2003, Qantas also announced the following initiatives for Qantas' full service domestic airline, including the:

- reorganisation of the full service Qantas domestic airline into a two-class jet operation on all services, using only two aircraft types – Boeing 737s and 767s; and
- acquisition of an additional five Boeing 737-800 aircraft for the full service domestic airline to replace the airline's last 737-300s and further modernise the fleet.

On 28 November 2003, Qantas announced the appointment of Patricia Cross as a non-executive Director of the Board of Qantas Airways Limited. Mrs Cross fills a casual vacancy on the Board and will take up that position on 1 January 2004. Mrs Cross is Chairman of Qantas Superannuation Limited and a Director of Wesfarmers Limited.

On 21 November 2003, Qantas welcomed the resolution of the Federal Court litigation by the ACCC for alleged breaches by Qantas of s46 of the Trade Practices Act. The ACCC will discontinue the action, which related to Qantas' commercially justified competitive response to Virgin Blue commencing operations on the Brisbane-Adelaide route in early 2001.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

OCTOBER 2003

| | Month | | | Financial Year to Date | | |
|---|---|---|---|---|---|---|
| **Domestic** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 1,593 | 1,543 | 3.2% | 6,011 | 5,927 | 1.4% |
| Revenue Passenger Kilometres (m) | 2,131 | 2,081 | 2.4% | 8,158 | 8,038 | 1.5% |
| Available Seat Kilometres (m) | 2,584 | 2,554 | 1.2% | 9,876 | 10,045 | (1.7)% |
| Revenue Seat Factor (%) | 82.5 | 81.5 | 1.0 pts | 82.6 | 80.0 | 2.6 pts |
| **International** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 705 | 767 | (8.1)% | 2,695 | 2,983 | (9.7)% |
| Revenue Passenger Kilometres (m) | 4,218 | 4,572 | (7.7)% | 16,415 | 18,244 | (10.0)% |
| Available Seat Kilometres (m) | 5,368 | 5,687 | (5.6)% | 20,549 | 22,653 | (9.3)% |
| Revenue Seat Factor (%) | 78.6 | 80.4 | (1.8) pts | 79.9 | 80.5 | (0.6) pts |
| **Australian Airlines** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 56 | 4 | 1300.0% | 211 | 4 | 5175.0% |
| Revenue Passenger Kilometres (m) | 277 | 24 | 1054.2% | 1,038 | 24 | 4225.0% |
| Available Seat Kilometres (m) | 399 | 35 | 1040.0% | 1,495 | 35 | 4171.4% |
| Revenue Seat Factor (%) | 69.4 | 68.6 | 0.8 pts | 69.4 | 68.6 | 0.8 pts |
| **QantasLink** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 274 | 325 | (15.7)% | 1,113 | 1,262 | (11.8)% |
| Revenue Passenger Kilometres (m) | 182 | 219 | (16.9)% | 756 | 864 | (12.5)% |
| Available Seat Kilometres (m) | 240 | 289 | (17.0)% | 1,010 | 1,160 | (12.9)% |
| Revenue Seat Factor (%) | 75.8 | 75.8 | 0.0 pts | 74.9 | 74.5 | 0.4 pts |
| **Total Group Operations** | **2003/04** | **2002/03** | **Change** | **2003/04** | **2002/03** | **Change** |
| Passengers carried ('000) | 2,628 | 2,639 | (0.4)% | 10,030 | 10,176 | (1.4)% |
| Revenue Passenger Kilometres (m) | 6,808 | 6,896 | (1.3)% | 26,367 | 27,170 | (3.0)% |
| Available Seat Kilometres (m) | 8,591 | 8,565 | 0.3% | 32,930 | 33,893 | (2.8)% |
| Revenue Seat Factor (%) | 79.2 | 80.5 | (1.3) pts | 80.1 | 80.2 | (0.1) pts |

**Notes**

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

**Key**

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown

ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 18/12/2003

TIME: 14:07:36

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Boosts regional fleet with six new Dash 8s

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

**ASX.Online@asx.com.au**

18/12/2003 02:07 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 103999 as follows:
Release Time: 18-Dec-2003 14:07:35
ASX Code: QAN
File Name: 103999.pdf
Your Announcement Title: Qantas Boosts Regional Fleet With Six New Dash 8s

- 103999.pdf

QANTAS

# Media Release

## QANTAS BOOSTS REGIONAL FLEET WITH SIX NEW DASH 8s

**SYDNEY, 18 December 2003:** QantasLink today announced it had ordered six turboprop Dash 8 aircraft for delivery in the first half of 2004, an investment of more than $A100 million.

Executive General Manager Regional Airlines, Narendra Kumar, said the new 50-seater Q300 Dash 8s would replace older model 36-seat Dash 8 aircraft currently operated by QantasLink for its services to regional Australia.

He said Qantas had also taken options on two additional Dash 8 Q300s.

"This is the largest-ever single investment Qantas has made in the regional turboprop fleet," Mr Kumar said.

"We are committed to continuing our investment in QantasLink to ensure we have the best aircraft to meet the needs of regional Australia.

"The new aircraft will operate in New South Wales, the ACT, Queensland, Victoria and Tasmania. They will enable us to make more seats available at peak times on key routes – for example between Sydney and Canberra, Coffs Harbour, Port Macquarie and Albury, on Melbourne-Canberra and Melbourne-Devonport services, and between Cairns and Townsville, and Cairns-Hamilton Island.

"The Dash 8 is a key part of the Qantas regional fleet, offering our customers improved reliability and comfort, including a quieter cabin, with an additional flight attendant on board the 50-seater aircraft enhancing the inflight service," he said.

Mr Kumar said QantasLink offered more then 2,500 flights each week, serving 54 destinations throughout Australia and employing more than 1,600 people.

**Issued by Qantas Corporate Communication (Q3006)**
**Media Enquiries: Michael Sharp - Telephone 02 9691 3469**

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 19/12/2003

TIME: 08:30:19

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas and Australia Post Buy Star Track Express

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

# Media Release

## QANTAS AND AUSTRALIA POST BUY STAR TRACK EXPRESS

**SYDNEY, 19 December 2003:** Australia Post and Qantas said today they had been successful in their joint bid to acquire express road freight operator, Star Track Express for $750 million.

The companies said the purchase would be made through a 50:50 joint venture and funded from net cash reserves and undrawn credit facilities.

The Chief Executive Officer of Qantas, Geoff Dixon, and The Managing Director of Australia Post, Graeme John, said they were delighted to buy such an outstanding business.

"Star Track Express is a high quality operation that provides superior service levels and has achieved consistent revenue and profit growth. It also comes with an experienced management team that has a proven track record," Mr Dixon said.

"This acquisition is consistent with the Qantas strategy of growing its non-airline businesses.

"Star Track Express adds to the portfolio of freight businesses in which Qantas is involved, including Australian air Express, a domestic express freight business that has been successfully operated by Australia Post and Qantas for many years."

Graeme John said Qantas and Australia Post would operate Star Track Express as a separate joint venture to ensure its brand, management, operational focus and customer relationships are maintained.

"Our aim is to grow the business to business market for express logistics. The business potential, both in Australia and overseas, means that the market will provide plenty of scope for future opportunities," Mr John said.

The founder and owner of Star Track Express, Greg Poche, said he was extremely pleased that Qantas and Australia Post, two leading Australian companies, had acquired his business and would now take it forward and grow it further.

The current Chief Executive Officer of Star Track Express, Derek Lightfoot, and his management team will continue to run the business. Mr Lightfoot and Mr Poche will continue on the Board of Star Track Express.

About Star Track Express

Star Track Express was founded in 1974 and employs more than 2,400 people nationally. It distributes packaged goods in the high value, express/time sensitive business-to-business market, offering a "one stop" end-to-end service.

For the year to June 2004, Star Track Express is forecast to achieve normalised earnings before interest, tax, depreciation and amortisation of $84 million. Over the past five years, revenue and profit growth has averaged 10 per cent per annum. It is expected that revenue and profit growth will continue.

Star Track Express has made significant investment in infrastructure and information technology and has developed market leading freight management systems, providing a more efficient and accurate delivery for customers. Star Track Express currently achieves on-time delivery rates above 99 per cent.

Over the past four years, Star Track Express has invested in excess of $150 million in the business, including distribution facilities and sorting equipment, with new or expanded depots in Sydney, Melbourne, Perth, Brisbane and Adelaide. This significant investment in infrastructure will support growth in the business over the coming years.

The majority of Star Track Express' business is in express road freight, which accounts for around 90 per cent of revenue. The air express and warehousing businesses have demonstrated significant growth over the past five years and it is expected that these businesses will continue to make an increasing contribution.

It has a national distribution network and services international delivery destinations through third parties. The packaged goods that Star Track Express distributes typically include cartons, parcels, pallets and document satchels.

**Issued by Qantas Corporate Communication (Q3008) and Australia Post Corporate Public Affairs**

**Media Enquiries:**

**Jayne-Maree Sedgman - Qantas (02) 9691 4058**

**Matt Pollard – Australia Post (03) 9204 7134 or 0438 428 094**

SEC MAIL PROCESSING
RECEIVED
JAN 29 2004
WASH. D.C. 155 SECTION

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 02/01/2004

TIME: 13:49:20

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

**ASX.Online@asx.com.au**

02/01/2004 01:49 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 106106 as follows:
Release Time: 02-Jan-2004 13:49:12
ASX Code: QAN
File Name: 106106.pdf
Your Announcement Title: Appendix 3X - Initial Director s Interest Notice

- 106106.pdf

*Rule 3.19A.1*

# Appendix 3X

## Initial Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **QANTAS AIRWAYS LIMITED** |
| **ABN** | **16 009 661 901** |

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Patricia Anne Cross |
| **Date of appointment** | 1 January 2004 |

**Part 1 – Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: in the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| 2,000 Ordinary Shares |

**Part 2 – Director's relevant interests in securities of which the director is not the registered holder**

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Number & class of Securities** |
|---|---|
| N/A | N/A |

## Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

ASIC

Australian Securities & Investments Commission

# Change to company details

Form 484 — Corporations Act 2001

## Section B

**Section B may be lodged independently if no changes are to be notified via Sections A or C.**

Use this form to notify ASIC of:

B1 **Appoint company officeholder**

B2 **Cease company officeholder**

B3 **Change to special purpose company status**

**Related Forms**

**484 A** - change of address, name (officeholders or members), details (ultimate holding company)

**484 C** - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

**Company details**

**Company name**

Qantas Airways Limited

**ACN/ ABN**

16 009 661 901

**Continues on next page...**

# B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

☐ Director

☐ Secretary

☐ Alternate director

**Date of appointment**

Date

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Name**

The name of the appointed officeholder is (Provide full given names, not initials)

Family name ☐ Given names ☐

Place of birth (town/city) (state/country)

☐

Date of Birth

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Former name**
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name ☐ Given names ☐

**Residential address**

The residential address of the appointed officeholder is

Street number and Street name

☐

Suburb/City ☐ State/Territory ☐

Postcode ☐ Country (if not Australia) ☐

**If an 'Alternate director', for whom**
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name ☐ Given names ☐

Expiry date (If applicable)

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

☐ Yes

☐ No

# B1 Continued... **Appoint another company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

**Role of appointed officeholder**
(Select one or more boxes)

☐ Director

☐ Secretary

☐ ~~Alternate director~~

**Date of appointment**

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Name**

The name of the appointed officeholder is (Provide full given names, not initials)

Family name | Given names

Place of birth (town/city) (state/country)

Date of Birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Former name**
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name | Given names

**Residential address**

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

**If an 'Alternate director', for whom**
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (If applicable)
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

☐ Yes

☐ No

## B2 Cease company officeholder

*Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.*

**Role of ceased officeholder**
(Select one or more boxes)

- [ ] Director
- [ ] Secretary
- [ ] Alternate director — Person alternate for: ______

**Date officeholder ceased**

Date
[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

**Name**

The name of the ceased officeholder is

Family name: ______ Given names: ______

Place of birth (town/city) ______ (state/country) ______

Date of Birth
[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

## B2 Continued... Cease another company officeholder

**Role of ceased officeholder**
(Select one or more boxes)

- [ ] Director
- [x] Secretary
- [ ] Alternate director — Person alternate for: ______

**Date officeholder ceased**

Date
3 1 / 0 7 / 0 3
[D D] [M M] [Y Y]

**Name**

The name of the ceased officeholder is

Family name: Heesh Given names: Stephen Francis

Place of birth (town/city) (state/country)
Sydney

Date of Birth
0 4 / 0 2 / 4 8
[D D] [M M] [Y Y]

## B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below. Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 2A of the Corporations (Fees) Regulations.

**The change is**

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] *For charitable purposes only*

- [ ] Cease

Date of change

[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

## Signature

This form must be signed by a current officeholder of the company.

A resigning officeholder's signature is not acceptable.

I certify that the information in this form is true and complete

Name

Brett Stuart Johnson

Capacity

- [ ] Director
- [x] Company secretary

Signature

[signature]

Date signed

1 9 / 0 8 / 0 3
[D D] [M M] [Y Y]

## Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

**Registered Agent details**
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Qantas Airways Limited

ASIC registered agent number

115

**Queries about this form**
You can nominate an officeholder, lodging party or ASIC registered agent

**If there is a query regarding this form, ASIC should contact** (Choose one of the following)

- [ ] Signatory above
- [ ] ASIC registered agent above
- [x] Name of lodging party

Janine Louise Smith

Office, unit, level, or PO Box number

Qantas Centre, Building A, Level 9

Street number and Street name

203 Coward Street

Suburb/City: Mascot

State/Territory: NSW

Postcode: 2020

Country (if not Australia):

DX Number:

DX City/suburb:

Telephone Number

02 9691 4262

**Mail**

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

**For help or more information**

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

# Change to company details

Form 484 — Corporations Act 2001

## Section C

**Section C may be lodged independently if no changes are to be notified via Sections A or B.**

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

**Related Forms**
**484 A** - change of address, name (officeholders or members), details (ultimate holding company)
**484 B** - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

### Company details

**Company name**

Qantas Airways Limited

**ACN/ ABN**

16 009 661 901

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

## Section C completion guide

***Standard share codes***
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| Share class code | Full title | Share class code | Full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founder's | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

**Continues on next page...**

## Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

**Completion of this table is optional.**

| | C1 - Change to *share structure table* | C2 - Issue of shares | C3 - Cancellation of shares | C4 - Change to *members register* |
|---|---|---|---|---|
| **Issue of shares** | | | | |
| ☐ Proprietary company | ✓ | ✓ | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | ✓ | Not required | ✓ |
| ☒ if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| **Cancellation of shares** | | | | |
| ☐ Proprietary company | ✓ | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual *company statement* | ✓ | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | ✓ | Not required |
| **Transfer of shares** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to amounts paid** | | | | |
| ☐ Proprietary company | ✓ | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to beneficial ownership** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company *statement* | Not required | Not required | Not required | Not required |

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

## C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

| Share class code | Full title if not standard | Total number issued | Total amount paid on these shares | Total amount unpaid on these shares |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

Earliest date of change

*Please indicate the earliest date that any of the above changes occured*

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

## C2 Issue of shares

List details of new share issues in the following table.

| Share class code | Number of shares issued | Amount paid per share | Amount unpaid per share |
|---|---|---|---|
| ORD | 21,151,352 | $3.2705 | N/A |
| ORD | 1,500,000 | $3.3292 | N/A |
| ORD | 25,484,875 | $3.3544 | N/A |
| | | | |
| | | | |

Earliest date of change

Please indicate the earliest date that any of the above changes occured

0 1 / 1 0 / 0 3
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

## C3 Cancellation of shares

**Reason for cancellation**
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

**Details of cancelled shares**

List the details of shares cancelled in the following table

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

## C4 Changes to the register of members

*Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):*

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

**OR**

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

***The changes are***

| Share class code | Shares increased by ... (number) | Shares decreased by ... (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Date of entry of member's name in *register***
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

## C4 Continued... **Further changes to the register of members**

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ ARBN/ ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

**The changes are**

| Share class code | Shares increased by ... (number) | Shares decreased by ... (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Date of entry of member's name in register**
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

## C4 Continued... **Further changes to the register of members**

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

**OR**

☐ Company name ______

ACN/ ARBN/ ABN ______

*Office, unit, level, or PO Box number* ______

*Street number and Street name* ______

*Suburb/City* ______ *State/Territory* ______

*Postcode* ______ *Country (if not Australia)* ______

**The changes are**

| Share class code | Shares increased by ... (number) | Shares decreased by ... (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Date of entry of member's name in register**
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

## C4 Continued... **Further changes to the register of members**

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City State/Territory

Postcode Country (if not Australia)

**The changes are**

| Share class code | Shares increased by ... (number) | Shares decreased by ... (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Date of entry of member's name in register**
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

## Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Brett Stuart Johnson

Capacity

- [ ] Director
- [x] Company secretary

Signature

[signature]

Date signed

23 / 10 / 03
[D D] [M M] [Y Y]

## Lodging party details

*Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.*

**Registered Agent details**
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Janine Louise Smith

ASIC registered agent number

115

**Queries about this form**
You can nominate an officeholder, lodging party or ASIC registered agent

**If there is a query regarding this form, ASIC should contact** (Choose one of the following)

- [ ] Signatory above
- [x] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Level 9, Building A, Qantas Centre

Street number and Street name

203 Coward Street

Suburb/City

Mascot

State/Territory

NSW

Postcode

2020

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(02) 9691 4262

**Mail**
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

***For help or more information***
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

General Counsel and
Company Secretary
Brett Johnson

RECEIVED
JAN 29 2004
SEC MAIL PROCESSING SECTION WASH. D.C. 155

QANTAS

SENDER TO KEEP
BN4614049

23 October 2003

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

**Form 205 – Notification of Resolution**

At the 2003 Annual General Meeting of Qantas Airways Limited (ABN 16 009 661 901), shareholders approved, by way of special resolution, to amend the Qantas Constitution.

Please find attached for filing the requisite Form 205.

Pursuant to section 136(5) of the Corporations Act, please also find attached two copies of the Qantas Constitution, being:

1. a marked up copy of the Constitution showing the (then) proposed amendments; and
2. a clean copy of the Constitution in the form approved by shareholders.

Could you please acknowledge receipt of this document and the accompanying attachments by signing and returning the duplicate copy of this letter to me.

Yours faithfully

Brett Stuart Johnson
General Counsel & Company Secretary

**Receipt Acknowledged**

for Australian Securities and Investments Commission

**Qantas Airways Limited**
ACN 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

General Counsel and
Company Secretary
**Brett Johnson**

QANTAS

23 October 2003

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

**Form 205 – Notification of Resolution**

At the 2003 Annual General Meeting of Qantas Airways Limited (ABN 16 009 661 901), shareholders approved, by way of special resolution, to amend the Qantas Constitution.

Please find attached for filing the requisite Form 205.

Pursuant to section 136(5) of the Corporations Act, please also find attached two copies of the Qantas Constitution, being:

1. a marked up copy of the Constitution showing the (then) proposed amendments; and
2. a clean copy of the Constitution in the form approved by shareholders.

Could you please acknowledge receipt of this document and the accompanying attachments by signing and returning the duplicate copy of this letter to me.

Yours faithfully

Brett Stuart Johnson
General Counsel & Company Secretary

**Receipt Acknowledged**

for Australian Securities and Investments Commission

**Qantas Airways Limited**
ACN 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

205 page 1/1 15 July 2001

ASIC registered agent number 115
**lodging party or agent name** Janine Smith
office, level, building name or PO Box no. Level 9, Building A, Qantas Centre
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone ( 02 ) 9691 4262
facsimile ( 02 ) 9691 3339
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **205**

Notification of
**resolution**

Corporations Act 2001
**Regulation 1.0.12**

Company name Qantas Airways Limited
ACN 009 661 901

## Subject(s) of the resolution

(tick boxes which apply)

| | | | |
|---|---|---|---|
| 157(2) | change of company name | ☐ | A |
| 162(3) | change from public company to proprietary company | ☐ | B |
| 162(3) | change from proprietary company to public company | ☐ | C |
| 162(3) | change from no-liability company to company limited by shares | ☐ | F |
| 162(3) | change from limited company to unlimited company | ☐ | G |
| 162(3) | change from unlimited company to limited company | ☐ | H |
| 162(3) | change from company limited by guarantee to company limited by shares | ☐ | AA |
| 167AA(1) | change from company limited by both shares & guarantee to company limited by shares | ☐ | AB |
| 167AA(1) | change from company limited by both shares & guarantee to company limited by guarantee | ☐ | AC |
| 162(3) | change from limited (mining) company to a no-liability company | ☐ | X |
| 136(5) | alteration of constitution | ☒ | J |
| 491(1) | voluntary winding up by members | ☐ | L |
| 491(1) | voluntary winding up by creditors | ☐ | M |
| 461(2) | company resolved to be wound up by Court | ☐ | AD |
| 506(1B) | powers & duties of liquidator (voluntary) | ☐ | AF |
| 507(11) | company's arrangement with liquidator | ☐ | AG |
| 510(1A) | binding arrangements on company/ creditors | ☐ | AH |
| | other | ☐ | R |

section number

brief description

## Details of the resolution (tick the appropriate box & provide details)

date of meeting 16 /10/ 2003

The resolution ☒ set out below

☐ *in the attached annexure marked "....................." (show mark A B etc), was passed or* agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Act 2001.

**The Resolution**

"That the Constitution of Qantas Airways Limited is amended in the manner set out in Annexure A to the 2003 Notice of Meeting."

## For change of company name

**Is the proposed name identical to a registered business name(s)?** ☐ yes ☐ no

**if yes,** provide business name(s) registration details

Business Number : State/Territory of Registration

**I DECLARE** that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

*Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form*

***Include***

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

## Signature

*I certify that the information in this form is true and correct.*

print name Brett Stuart Johnson capacity Company Secretary

**sign here** [signature] date 24 / 10 /03

# GUIDE

**This guide does not form part of the prescribed form and is included by ASIC to assist you in completing and lodging form 205.**

## Signature

*This form must be signed by a director or secretary.*

## Lodging period & fee

**Lodging periods are calculated from the date on which the special or ordinary resolution was passed or agreed to - which ever is applicable.**

| | | |
|---|---|---|
| Change of name | 14 days | $330 |
| Change from public to proprietary company (a form 206 must be lodged) | 14 days | $65 |
| Change from proprietary to public company (a form 206 must be lodged) | 14 days | $65 |
| Change from LMGT & LMSG to LMSH, or other (a form 206 must be lodged) | 14 days | Various |
| Alteration to company's constitution (ss.136(5)) | 14 days | Nil |
| Voluntary winding up (ss.491(1)) | 7 days | Nil |
| Company resolved to be wound up by Court (ss.461(2)) | 14 days | Nil |
| Powers & duties of liquidator (voluntary) (s.506(1B)) | 14 days | Nil |
| Company's arrangement with liquidator (ss.507(11)) | 14 days | Nil |
| Binding arrangements on company/creditors (s.510(1A)) | 14 days | Nil |
| Other - see Corporations Act 2001 | Various | Various |

A receipt will not be issued unless requested.

## Late lodging fees

| | |
|---|---|
| If lodged within 1 month after the prescribed lodging period stated above | $65 |
| If lodged more than 1 month after the prescribed lodging period stated above | $270 |

Generally, a form is not regarded as being lodged until it is received and accepted by ASIC as being in compliance with s1274(8) of the Corporations Act 2001.

## Additional requirements

The details of the resolution must be machine printed or clearly handwritten.

**Names:** A name is available unless it is identical to a name that is currently reserved or registered under the Corporations Act 2001 for another body, or is identical to a name that is included on the national business names register in respect of another individual or body who is not the person applying to have the name, or is unacceptable for registration under the Regulations.

If the company proposes to change its name to a name which is identical to a registered business name(s), ASIC must be satisfied that the company is entitled to the use of the name under s147. To assess entitlement to the name, the questions regarding the business name(s) issue shown on the form 205 must be completed. Alternatively, *that* information may be given in a statement attached to the form 205 (as an annexure) under the heading 'Declaration Regarding Registered Business Name(s)'. Be sure to provide the same information as is required on the form 205. The statement must also be dated and signed by a director/secretary of the company as being 'true and correct' as follows: *'I declare that the information given in this statement is true and correct'*.

## Send to

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

## Annexures

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the corporation name and ACN.
3. number the pages consecutively
4. print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5. identify the annexure with a mark such as A, B, C, etc
6. endorse the annexure with the words:
   *This is annexure (mark) of (number) pages referred to in form (form number and title)*
7. sign and date the annexure
   The annexure must be signed by the same person(s) who signed the form.

**Information in this guide is intended as a guide only. Please consult your accountant or solicitor for further advice.**

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:

.................................................... 23 October 2003
BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

QANTAS

# CONSTITUTION

# of

# QANTAS AIRWAYS LIMITED

(~~ACN~~ ABN 16 009 661 901)

Adopted 18 November 1998
Amended 16 November 2000
[Amended 16 October 2003]

CONSTITUTION
TABLE OF CONTENTS

**PART 11 MINUTES AND RECORDS**



**PART 12 PROTECTION OF CERTAIN OFFICERS**



**PART 13 NOTICES**



**PART 14 GENERAL**

# QANTAS AIRWAYS LIMITED

(~~ACN~~ ABN 16 009 661 901) [Amended 2003 AGM]

A company limited by shares

# CONSTITUTION

Adopted – 18 November 1998
Amended – 16 November 2000
Amended – 16 October 2003

## PART 1
## PRELIMINARY

### 1.1 Name

(a) The name of the company is 'Qantas Airways Limited'.

(b) The name of the company must contain the expression 'Qantas', and for so long as Qantas conducts scheduled international air transport passenger services it must do so under its company name or under a registered business name that includes the expression 'Qantas'. [Qantas Sale Act s.7(1)(e)]

### 1.2 Location of Head Office

The location of the Head Office of Qantas shall at all times remain located within Australia. [Qantas Sale Act s.7(1)(g)]

### 1.3 Location of Principal Operational Centre

Of the facilities, taken in aggregate, which are used by Qantas in the provision of scheduled international air transport services (for example, facilities for the maintenance and housing of Aircraft, catering, marketing, flight operations, training and administration), the facilities located in Australia, when compared with those located in any other country, must represent the principal centre of operations of Qantas. [Qantas Sale Act s.7(1)(h)]

### 1.4 Place of Incorporation

At all times the place of incorporation of Qantas is to remain in Australia. [Qantas Sale Act s.7(1)(d)]

### 1.5 Definitions

In this Constitution:

**'Affected Share'** means any share which is designated as such in accordance with clause 4.7;

**'Aircraft'** means any machine or craft that can derive support in the atmosphere from the reactions of the air; [Qantas Sale Act s.7(7)]

**'Air Service'** means a service of providing air transportation of people or goods, or both people and goods, by:

(a) Regular Public Transport Operation; or

(b) Charter Operation; [Qantas Sale Act s.7(7)]

**'Alternate Director'** means a person appointed as an alternate Director in accordance with clause 6.19;

**'Another Country'** includes any region:

(a) that is part of a foreign country;

(b) that is under the protection of a foreign country; or

(c) for whose international relations a foreign country is responsible; [Qantas Sale Act s.7(7)]

<u>**'ASTC'** has the same meaning as in the Corporations Regulations;</u> [Inserted 2003 AGM]

<u>**'ASTC-regulated transfer'** has the same meaning as in the Corporations Regulations;</u> [Inserted 2003 AGM]

**'Australian Citizen'** means any person who is an Australian citizen as defined in the Australian Citizenship Act 1948; [Qantas Sale Act s.7(7)]

**'Australian International Airline'** means an international airline (other than Qantas) that may be permitted to carry people or goods, or both people and goods, under a Bilateral Arrangement as an airline designated by Australia to operate a scheduled International Air Service; [Qantas Sale Act s.7(7)]

**'Australian Person'** means:

(a) an individual who is an Australian Citizen or is ordinarily resident in Australia;

(b) the Commonwealth, a State or a Territory;

(c) a person who is a nominee of the Commonwealth or of a State or a Territory;

(d) a Commonwealth, State or Territory authority;

(e) a person who is a nominee of a Commonwealth, State or Territory authority;

(f) a local government body (whether incorporated or not) formed by or under a law of a State or a Territory;

(g) a person who is a nominee of a local government body referred to in paragraph (f);

(h) a body corporate that:

 (1) is incorporated by or under a law of the Commonwealth or of a State or a Territory; and
 (2) is substantially owned and effectively controlled by persons referred to in paragraph (a), (b), (c), (d), (e), (f), (g) or (i); or

(i) a person in the capacity of a trustee, or manager, of a fund in which the total interests (if any) of persons referred to in paragraph (a), (b), (c), (d), (e), (f), (g) or (h) represent 60% or more of the total interests in the fund; [Qantas Sale Act s.7(7)]

**'Australian Territory'** means:

(a) the territory of Australia and of every external territory;

(b) the territorial sea of Australia and of every external territory; and

(c) the air space over any such territory or sea; [Qantas Sale Act s.7(7)]

**'BA'** means British Airways plc;

**'BA Director'** means a Director appointed in accordance with clause 6.4;

**'BA Group'** means BA and its Subsidiaries from time to time;

**'BA Shares'** (formerly designated TSB Shares) means, in respect of the BA Group, that number of Voting Shares in Qantas designated as such from time to time in accordance with clause 2.5;

**'Bilateral Arrangement'** means an agreement or arrangement between:

(a) Australia, or an Entity or organisation nominated or otherwise similarly authorised by Australia to enter into the agreement or arrangement; and

(b) Another Country,

under which the carriage by air of people or goods, or both people and goods, between Australia and the other country is permitted; [Qantas Sale Act s.7(7)]

**'Business Day'** has the meaning given to that term in the Listing Rules;

**'Chairperson'** means the person elected to the office of chairperson of Directors or presiding as such in accordance with clause 6.15;

**'Charter Operation'** means an operation of an Aircraft for the purpose of:

(a) a service of providing air transportation of people or goods, or both people and goods, that:

 (1) is provided for a fee payable by persons using the service; and
 (2) is not available to the general public on a regular basis,

 whether or not the service is conducted in accordance with fixed schedules to or from fixed terminals over specific routes; or

(b) a service of providing air transportation of people or goods, or both people and goods, that:

 (1) is provided for a fee payable by persons using the service;
 (2) is available to the general public on a regular basis; and
 (3) is not conducted in accordance with fixed schedules to or from fixed terminals over specific routes; or

(c) a service of providing air transportation of people or goods, or both people and goods, that:

 (1) is not provided for a fee payable by persons using the service;
 (2) is conducted in accordance with fixed schedules to or from fixed terminals over specific routes; and

(3) is not available to the general public; [Qantas Sale Act s.7(7)]

~~**'CHESS'** has the meaning given to that term in the Listing Rules;~~ [Definition of 'CHESS' deleted 2003 AGM]

~~**'CHESS Approved'** has the meaning given to that term in the Listing Rules;~~ [Definition of 'CHESS Approved' deleted 2003 AGM]

**'Commonwealth'** means the Commonwealth of Australia;

**'Corporations Act'** means the Corporations Act 2001 (Cth); [Inserted 2003 AGM]

**'Corporations Regulations'** means the Corporations Regulations 2001 (Cth); [Inserted 2003 AGM]

**'Deputy Chairperson'** means the person elected to the office of deputy chairperson of Directors in accordance with clause 6.15;

**'Director'** means:

(a) a person appointed and acting in the position of a director of Qantas; or

(b) an Alternate Director acting in the capacity of a director of Qantas;

[Definition of 'Entitled' deleted 2000 AGM]

**'Entity'** in relation to the definition of 'Foreign Airline' has the meaning given to that term in the Corporations ~~Law~~Act; [Amended 2003 AGM]

**'Exchange'** means the Australian Stock Exchange Limited;

**'Executive Director'** means a Director who is also an employee of Qantas or of a related body corporate of Qantas, in an executive capacity;

**'Foreign Airline'** means:

(a) an Entity which is an air transport enterprise other than:

 (1) an Australian International Airline;
 (2) Qantas; or
 (3) an air transport enterprise offering or operating an Air Service solely within Australian Territory and which, if not incorporated in Australia, does not offer or operate an Air Service in or to a country other than Australia;

(b) an Entity which substantially owns and effectively controls an Entity referred to in paragraph (a), including, for this purpose, any Entity which has a Relevant Interest in 35% or more of the voting rights or Voting Shares in an Entity referred to in paragraph (a); or

(c) an Entity which is substantially owned and effectively controlled by an Entity referred to in paragraph (a), including, for this purpose, any Entity 35% or more of the voting rights or Voting Shares in which the Entity referred to in paragraph (a) has a Relevant Interest; [Qantas Sale Act s.7(7)]

**'Foreign Person'** means:

(a) a Foreign Airline; or

(b) a person (other than a Foreign Airline) who is not an Australian Person; [Qantas Sale Act s.7(7)]

**'Head Office'** means the place of business of Qantas where central management and control are exercised; [Qantas Sale Act s.7(7)]

**'International Airline'** means an air transport enterprise offering or operating an International Air Service; [Qantas Sale Act s.7(7)]

***'International Air Service'*** *means an Air Service provided by means of a flight:*

(a) from a place within Australia to a place outside Australia; or

(b) from a place outside Australia to a place within Australia; [Qantas Sale Act s.7(7)]

**'Intervening Act'** means the refusal, withholding, suspension, non-renewal or revocation of any Operating Right granted to, or enjoyed by, Qantas or any Subsidiary of Qantas, or the imposition of any conditions or limitations upon any such Operating Right which materially inhibit the exercise of such Operating Right, in either case by any state, authority or person;

**'Listed Company'** means a company admitted to, and not removed from, the official list of entities of the Exchange;

**'Listing Rules'** means the Official Listing Rules of the Exchange as varied or waived by a body with power to do so as they apply to Qantas;

**'Managing Director'** means a Director appointed as managing director in accordance with clause 7.1;

**'Minister'** means the Minister of the Commonwealth for the time being having responsibility for aviation matters;

**'Nominations Committee'** means the nominations committee referred to in clause 6.21;

**'Non-BA Director'** means a Director appointed in accordance with clause 6.3;

**'Operating Right'** means an authority, permission, licence or privilege, granted or enjoyed under a Bilateral Arrangement, which enables an Air Service to be operated;

**'Operating Rules'**, in relation to a Prescribed CS facility, means the operating rules of that Prescribed CS facility, within the meaning of Chapter 7 of the Corporations Act; [Inserted 2003 AGM]

**'Prescribed CS facility'** has the same meaning as "prescribed CS facility" has in Chapter 7 of the Corporations Act; [Inserted 2003 AGM]

**'Qantas'** means Qantas Airways Limited ~~ACN~~ ABN 16 009 661 901; [Amended 2003 AGM]

**'Regular Public Transport Operation'** means an operation of an Aircraft for the purpose of an Air Service that:

(a) is provided for a fee payable by persons using the service;

(b) is conducted in accordance with fixed schedules to or from fixed terminals over specific routes; and

(c) is available to the general public on a regular basis; [Qantas Sale Act s.7(7)]

**'Relevant BA Subsidiary'** *means the Subsidiary of BA which holds the majority of the BA Shares;*

**'Relevant Interest'** has the meaning given to that term in the Qantas Sale Act 1992 (Cth); [Qantas Sale Act s.7(2)]

**'Relevant Share'** means any Voting Share in Qantas in which a Foreign Person has a Relevant Interest;

**'Restricted Securities'** has the meaning given to that term in the Listing Rules;

**'SCH Business Rules'** means the ~~Business Rules of the Securities Clearing House from time to time~~Operating Rules of ASTC in force from time to time; [Amended 2003 AGM]

~~**'Securities Clearing House'** means ASX Settlement and Transfer Corporation Pty Ltd (ACN 008 504 532) as approved as the securities clearing house under the Corporations Law;~~ [Definition of 'Securities Clearing House' deleted 2003 AGM]

**'State'** means a state of the Commonwealth;

**'Subsidiary'** has the meaning given to that term in the Corporations ~~Law~~Act; [Amended 2003 AGM]

**'Substantial Foreign Shareholder'** means any Foreign Person who has a Relevant Interest in at least 15% of the issued Voting Shares of Qantas; [Qantas Sale Act s.7(4)]

**'Territory'** means a territory of the Commonwealth;

**'Transmission Event'** means:

(a) in respect of a member who is an individual:

 (1) the death of the member;
 (2) the bankruptcy of the member; or
 (3) the member becoming of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health; and

(b) in respect of a member who is a body corporate, the dissolution of the member or the succession by another body corporate to the assets and liabilities of the member; and

**'Voting Shares'** has the meaning given to that term in the Corporations ~~Law~~Act. [Amended 2003 AGM]

### 1.6 Interpretation

(a) A reference in a clause relating to partly paid shares to a call or an amount called in respect of a share includes a reference to a sum that, by the terms of issue of a share, becomes payable on allotment or at a fixed date.

(b) In this Constitution, unless the context otherwise requires, a reference to any statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, varying, consolidating or replacing them, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws under that statute.

(c) In this Constitution, 'person' includes any individual, body corporate, unincorporated body, government, government department, agency and any municipal, local, statutory or other authority and any combination or association of individuals, bodies corporate, unincorporated bodies, governments, government departments, agencies and municipal, local, statutory or other authorities (in each case whether or not having a separate legal identity).

(d) Headings and cross-references to legislation are inserted for convenience and do not affect the interpretation of this Constitution.

(e) Notwithstanding anything else in this Constitution, a reference to a member for a particular purpose is, where the Corporations ~~Law~~ Act empowers Qantas to determine who is a member for that purpose by using a particular method or by acting in a particular way, a reference to a member determined by Qantas for that purpose by using that method or by acting in that way. [Amended 2003 AGM]

(f) A reference to something being "written" or "in writing" includes that thing being represented or reproduced in any mode in a visible form (including electronically) or communicated in any other manner approved by the Directors from time to time. [Inserted 2003 AGM]

### 1.7 Application of the Corporations ~~Law~~ Act and Listing Rules

(a) This Constitution is to be interpreted subject to the Corporations ~~Law~~ Act and, while Qantas is a Listed Company, the Listing Rules. [Amended 2003 AGM]

(b) Qantas and the Directors must, notwithstanding any contrary provision in this Constitution, comply with the obligations imposed on them under the Corporations ~~Law~~ Act and, while Qantas is a Listed Company, the Listing Rules and the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules). [Amended 2003 AGM]

(c) Qantas and the Directors must, while Qantas is a Listed Company, exercise their powers in such a way as to ensure the Listing Rules are complied with unless to do so would be unlawful or a breach of duty. This obligation does not detract from or alter the power of Qantas and the Directors to cause Qantas to cease to be a Listed Company.

(d) Unless the contrary intention appears, an expression in a clause which is defined by or that deals with a matter dealt with by:

(1) a provision of the Corporations ~~Law~~ Act has the meaning given to that expression in that provision of the Corporations ~~Law~~Act; or

(2) a provision of the Listing Rules has the meaning given to that expression in that provision of the Listing Rules.

~~While any of the securities in Qantas are CHESS Approved, Qantas must comply with the SCH Business Rules.~~ [Amended 2003 AGM]

### 1.8 Exercise of Powers

Qantas may exercise any power which under the Corporations ~~Law~~ Act a company limited by shares may exercise if authorised by its Constitution. [Amended 2003 AGM]

### 1.9 Replaceable Rules not to Apply

The replaceable rules contained in the Corporations Act ~~Law~~ do not apply to Qantas. [Amended 2003 AGM]

## PART 2
## SHARE CAPITAL

### 2.1 Shares

Without prejudice to any special rights conferred on the holders of any shares or class of shares and subject to this Constitution, the Corporations Act ~~Law~~ and the Listing Rules, the Directors may: [Amended 2003 AGM]

(a) issue, or grant options in respect of, or otherwise dispose of, shares to such persons, for such price, on such conditions, at such times and with such preferred, deferred or other special rights or special restrictions, whether with regard to dividend, voting, return of capital or otherwise, as the Directors think fit;

(b) issue ~~redeemable~~ preference shares (including preference shares that are liable to be redeemed); and [Amended 2003 AGM]

(c) on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the time of payment.

### 2.2 Limit on Foreign Ownership

(a) At no time can any one Foreign Person have a Relevant Interest in shares in Qantas which exceeds 25% of the issued share capital of Qantas. [Qantas Sale Act s.7(1)(b)]

(b) At no time can Foreign Persons have Relevant Interests in shares in Qantas which, in aggregate, exceed 49% of the issued share capital of Qantas. [Qantas Sale Act s.7(1)(a)]

(c) At no time can Foreign Airlines have Relevant Interests in shares in Qantas which, in aggregate, exceed 35% of the issued share capital of Qantas. [Qantas Sale Act s.7(1)(aa)]

### 2.3 Overriding Clauses

The provisions of clauses 2.2, 4.7 and 4.8 apply notwithstanding any other provision of this Constitution. *All other provisions of this Constitution are to be read subject to clauses 2.2, 4.7 and 4.8.*

### 2.4 [Deleted 2000 AGM] ~~Redeemable Preference Shares~~

~~The certificate or other notice issued by Qantas for each redeemable preference share must specify or provide for the determination of:~~

~~the rate of dividend applicable to the share and the times at which dividends are to be paid;~~

~~the issue price and the amount paid on the issue of the share;~~

~~the number of votes that may be exercised by the holder in respect of the share on a poll:~~

~~the time and place for redemption of the share; and~~

~~whether the dividend is cumulative or non-cumulative.~~

~~Each redeemable preference share confers on its holder:~~

~~(1)the right to a preferential dividend at the rate and at the times and on a cumulative or non cumulative basis as specified in, or determined in accordance with, the certificate for the share in priority to the payment of any dividend on any other class of shares; and~~

~~(2)the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:~~

~~the amount of any dividend accrued but unpaid on the share (whether declared or not) at the date of redemption or winding up; and~~
~~the issue price of the share.~~

~~A redeemable preference share does not confer on its holder any further rights to participate in the assets or profits of Qantas.~~

~~A redeemable preference share does not entitle its holder to vote at any general meeting of Qantas except in the following circumstances:~~

~~on a proposal:~~

~~to reduce the share capital of Qantas;~~
~~that affects rights attached to the share;~~
~~to wind up Qantas; or~~
~~for the disposal of the whole of the property, business and undertaking of Qantas;~~

~~during a period in which a dividend or part of a dividend on the share is in arrears;~~

~~during the winding up of Qantas; or~~

~~on a resolution to approve the terms of a buy-back agreement.~~

~~The holder of a redeemable preference share who is entitled to vote in respect of that share under clause 2.4(c) is, on a poll, entitled to the number of votes specified in, or determined in accordance with, the certificate for the share.~~

~~Qantas must, at the time and place for redemption specified in, or determined in accordance with, the certificate for the share, redeem the share and, on receiving the certificate of the share, pay to or at the direction of the holder the amount payable on redemption of the share.~~

~~The holder of a preference share has the same right as the holder of an ordinary share to receive notice of and to attend a general meeting and to receive a copy of any documents to be laid before that meeting.~~

### 2.5 BA Shares

(a) As at the date of this Constitution becoming effective, the issued ordinary shares in Qantas registered in the name of British Airways Investments (Australia) Pty Ltd are initially designated as BA Shares in respect of the BA Group.

(b) A BA Share will automatically cease to be designated as a BA Share if any person, other than a person within the BA Group, acquires a Relevant Interest in that share as a result of any member of the BA Group entering into a transaction or agreement which results in that acquisition.

(c) If a holder of BA Shares fails to provide the information requested by the Directors under clause 4.5 or clause 2.5(h) within 14 days after written notice to do so, the Directors may, by further written notice to the holder, declare that the relevant BA Shares specified in the notice will cease to be designated as BA Shares. Such cessation will take effect on and from the date on which the notice is given to the holder or on such later date as is specified in the notice.

(d) Once any BA Shares have ceased to be designated as BA Shares in accordance with this clause 2.5 they can never be redesignated as BA Shares except as expressly provided in this clause 2.5. Where BA Shares cease to be designated as BA Shares in accordance with clause 2.5(c), then the Directors shall, by written notice to the holder, redesignate such shares as BA Shares where the failure to provide information referred to in clause 2.5(c) was due to honest mistake or was beyond the reasonable control of the holder. Such redesignation will take effect on and from the date on which the notice is given to the holder or on such later date as is specified in the notice.

(e) Where a member holds both BA Shares and other Voting Shares in Qantas, and a third party acquires a Relevant Interest in some (but not all) of the shares held by the member, the Relevant Interest acquired by the third party will be deemed to apply first to the other Voting Shares and then (if applicable) to the BA Shares.

(f) No further shares acquired by a person within the BA Group shall be designated as BA Shares unless:

(1) clauses 2.5(i) and (j) provide otherwise; or

(2) the shares are issued under the terms of any dividend reinvestment plan, dividend selection plan or bonus share plan implemented by Qantas.

(g) A holder of BA Shares must notify the Directors if it becomes aware that:

(1) any person (other than any person within the BA Group) has acquired any Relevant Interest in any of the BA Shares which it holds; or

(2) it has ceased to be a person within the BA Group.

(h) In addition to any power or right of Qantas to seek information under the Corporations Act ~~Law~~ and under clause 4.5, the Directors may, by written notice, request a holder of BA Shares to provide any or all of the following information: [Amended 2003 AGM]

(1) the total number of BA Shares or other Voting Shares in which the holder of BA Shares held a Relevant Interest at any date;

(2) details of any sale or disposal of any Relevant Interest in shares in Qantas by the holder of BA Shares or any person in the BA Group between any dates;

(3) confirmation that no event referred to in clauses 2.5(g)(1) or (2) has occurred in relation to shares held by the holder of BA Shares; and

(4) any other information which the Directors reasonably consider necessary for the purposes of the proper operation of clause 6.4 and which could reasonably be expected to be within the knowledge of the holder of BA Shares.

(i) (1) This clause 2.5(i) applies if Qantas makes or offers to make an allotment of Voting Shares to all holders of Voting Shares in Qantas, whether by way of bonus or rights or otherwise, pro-rata to those holders' respective holdings (and for this purpose, a dividend reinvestment plan, bonus share plan or dividend selection plan offer is to be taken as pro-rata to holdings). For the purpose of this clause 2.5(i), the total number of shares so offered or allotted to a member is that member's **'Total Entitlement'**.

(2) A holder of BA Shares may, by notice in writing to Qantas, elect to acquire from its Total Entitlement the number of Voting Shares, to be automatically designated as BA Shares, necessary for it to maintain, after the allotment, the proportion that the BA Shares held by the holder represented of all the Voting Shares in Qantas immediately before the allotment. If a holder of BA Shares makes such an election, the designation procedure under clause 2.5(i)(3) or (4) will not apply to any shares acquired by the member under this clause 2.5(i)(2).

(3) Subject to clause 2.5(i)(2), where a member holding BA Shares elects to acquire all or part of its Total Entitlement, any shares so acquired, to the extent of the pro-rata entitlement referable to the BA Shares held by that member, shall be BA Shares.

(4) Where a member holding BA Shares and other Voting Shares elects to acquire only part of its Total Entitlement:

(A) the member may, by giving Qantas notice prior to the allotment of the Voting Shares, elect whether such shares, or any of them, shall be regarded as BA Shares or other Voting Shares provided that the number of BA Shares so allotted does not exceed the maximum number of BA Shares which that member could acquire in accordance with clause 2.5(i)(3); and

(B) if the member does not give notice in accordance with clause 2.5(i)(4)(A):

(i) any shares allotted to that member shall be deemed to be BA Shares provided that the number of BA Shares so allotted does not exceed the maximum number of BA Shares which that member could acquire in accordance with clause 2.5(i)(3); and

(ii) any shares allotted in excess of the maximum number of BA Shares which that member could acquire in accordance with clause 2.5(i)(3) shall not be designated as BA Shares.

(j) If Qantas proposes to make an allotment of Voting Shares other than by way of pro-rata offer to all holders of Voting Shares in Qantas, including an allotment under an employee share plan or share option plan (whether by bonus issue or for value), or proposes to make an allotment under any dividend reinvestment plan, dividend selection plan or bonus share plan introduced by Qantas, with the effect that any BA Shares held by a member will, following that allotment, represent a smaller proportion of all the Voting Shares in Qantas than the proportion immediately prior to the allotment, then:

(1) the Directors must, not less than seven days before the allotment, notify each member who holds BA Shares of an estimate of and upon the allotment being made, notify each member who holds BA Shares of the further number of BA Shares (**'Specified Number'**) which is necessary for it to acquire to maintain the same proportion of BA Shares in relation to all Voting Shares in Qantas as it held immediately prior to the allotment;

(2) any other Voting Shares then held by that member up to the Specified Number shall be automatically designated as BA Shares on notification of the Specified Number;

(3) if the member holds no other Voting Shares or holds a number which is less than the Specified Number, then the member may:

(A) within 30 days following receipt of notice of the Specified Number under clause 2.5(j)(1), acquire further Voting Shares in Qantas on the Exchange up to the Specified Number (after taking account of any shares designated as BA Shares under clause 2.5(j)(2)); or

(B) on the expiry of 30 days following receipt of notice of the Specified Number under clause 2.5(j)(1) if:

(i) the member is unable to acquire further Voting Shares on the Exchange;

(ii) the member is able to acquire further Voting Shares on the Exchange, but at a price greater than the market price of the shares (before any applicable discount) upon which the allotment is based; or

(iii) the member is able to acquire further Voting Shares on the Exchange, but, where the allotment is not based on a market price, at a price greater than the market price at the time of allotment,

subscribe for and Qantas must issue Voting Shares to the member as soon as reasonably practicable, at a price not greater than:

(iv) the market price of the shares (before any applicable discount) upon which the allotment is based; or

(v) if that allotment is not based on a market price, the market price at the time of the allotment which gives rise to the member exercising its rights under this clause 2.5(j),

up to the Specified Number (after taking account of any shares designated as BA Shares under clause 2.5(j)(2)) and such further number so that, after the issue contemplated by this clause 2.5(j), the member maintains the proportion of all the Voting Shares in Qantas held immediately prior to the allotment;

(4) if a member who holds BA Shares is unable to maintain its proportionate interest under clause 2.5(j)(3) by reason of fractional entitlements then, at the time of a further allotment of shares to which clause 2.5(j) applies, and provided the member has not sold any BA Shares in the intervening period, the member may purchase or be allotted further shares so as to restore its proportionate interest to the original proportion; and

(5) any shares acquired or subscribed for in accordance with clause 2.5(j)(3) or (4) shall be automatically designated as BA Shares.

(k) If the BA Group's BA Shares cease to constitute at least 10% of the total number of Voting Shares in Qantas and, in the case only where clause 2.5(j) applies, a percentage of 10% or more is not restored in accordance with clause 2.5(j) within the time period referred to in that clause, then all of those BA Shares shall automatically cease to be designated as BA Shares.

(l) The Directors must keep a separate record of BA Shares and dealings in BA Shares and must provide information to bona fide enquiries from prospective purchasers of shares in Qantas as to the number of BA Shares from time to time on the register.

### 2.6 Variation of Class Rights

Unless otherwise provided by the terms of issue of a class of shares:

(a) all or any of the rights or privileges attached to the class must not be varied, whether or not Qantas is being wound up, other than:

(1) with the consent in writing of the holders of three-quarters of the issued shares of that class; or

(2) with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class;

(b) the provisions of this Constitution relating to general meetings apply, so far as they can and with such changes as are necessary, to each separate meeting of the holders of the issued shares of that class; and

(c) the rights conferred upon the holders of the shares of the class are not to be taken as having been varied by the creation or issue of further shares ranking equally with them except in the case of preference shares where any issue of securities ranking in priority, or any conversion of existing securities to securities ranking equally or in priority, to an existing class of preference shares will be taken to be a variation or abrogation of the rights attached to that existing class of preference shares.

### 2.7 Power to Buy Back Ordinary Shares

Qantas may buy shares in itself in any manner authorised by the Corporations ActLaw.
[Amended 2000 AGM][Amended 2003 AGM]

### 2.8

[Deleted 2000 AGM]

### 2.9 Joint Holders of Shares

Where two or more persons are registered as the holders of a share, they hold it as joint tenants with rights of survivorship subject to the following provisions:

(a) they and their respective legal personal representatives are liable severally as well as jointly for all payments, including calls, which ought to be made in respect of the share;

(b) subject to clause 2.9(a), on the death of any one of them the survivor or survivors are the only person or persons Qantas will recognise as having any title to the share;

(c) any one of them may give effective receipts for any dividend, interest or other distribution or payment in respect of the share; and

(d) in the case of persons jointly entitled to be registered as the holders of a share, Qantas is not bound to register more than three persons as joint holders of the share.

### 2.10 Equitable and Other Claims

Except as otherwise required by law or provided by this Constitution, Qantas is entitled to treat the registered holder of a share as the absolute owner of that share and is not compelled in any way to:

(a) recognise a person as holding a share upon any trust, even if Qantas has notice of that trust; or

(b) recognise, or be bound by, any equitable, contingent, future or partial claim to or interest in a share on the part of any other person except an absolute right of ownership in the registered holder, even if Qantas has notice of that claim or interest.

### 2.11 Employee Share Plans

The Directors may implement an employee share or option plan on such terms as they think fit and amend, suspend or terminate any employee share or option plan so implemented.

## Part 2A
## PREFERENCE SHARES

[Inserted 2001 AGM]

### 2A.1 Preference Shares

Subject to the Corporations Act, the Directors may issue preference shares:

(a) including preference shares which are, or at the option of Qantas are to be, liable to be redeemed by Qantas on such terms and conditions and in such manner as the Directors determined before the issue of the preference shares; and

(b) whether the preference shares are redeemable or non-redeemable, with any of the rights set out in this Part 2A and with such other rights, not inconsistent with this Part 2A, as are conferred by the terms of issue of the preference shares.

### 2A.2 Terms of Issue

Prior to the allotment of any preference shares the Directors shall determine with respect to such preference shares the following matters or the manner in which such matters shall be determined:

(a) where the preference shares are redeemable:

(1) the amount payable on redemption;
(2) the redemption date;
(3) the time, place and manner of redemption; and
(4) the conditions for exercise of the rights of redemption by the holder or by Qantas;

(b) in any case:

(1) the rate or amount of dividends (including any additional dividends) at any time or from time to time, the basis (if any) upon which the amount of a dividend will be increased to take account of tax or other fiscal impost and the basis (if any) upon which the amount of any dividend otherwise payable in respect of the shares reduces by reference to other amounts paid to the holder of the preference shares;
(2) the times or circumstances for payment of dividends on the preference shares;
(3) the periods in respect of which the dividends are to be payable;
(4) the funds out of which the dividends or capital or both are to be paid;
(5) the premium (if any) payable;
(6) the currency in which dividends or capital or both are to be paid;
(7) whether or not the issue of further shares ranking equally with the preference shares in any or in any stated respect is permitted;
(8) whether the preference shares are convertible into shares of another class and, if so in what circumstances;
(9) if required under clause 2A.7(b)(2), the market value of an ordinary share at the date of allotment of the preference share;
(10) if the preference share has the rights set out in clause 2A.3(d), any right of the holder of the preference share on redemption or in a winding up to payment of an amount equal to a dividend of the type described in clause 2A.4(d);
(11) if the preference shares have the rights set out in clause 2A.6(b)(3), the sum or the mechanism for determining the sum to which the holder of the preference share has the right to payment in winding up;
(12) if applicable, any reference rate for the purposes of clause 2A.8; and
(13) such other matters as the Directors may determine.

### 2A.3 Dividend Rights

The Directors may issue preference shares with such rights to dividends as set out below:

(a) a right to cumulative dividends with or without any further right to participate in profits available for dividends;

(b) a right to non-cumulative dividends with or without any further right to participate in profits available for dividends;

(c) a right to non-cumulative dividends and a right to additional preference shares in accordance with clause 2A.5 but with no further right to participate in profits available for dividends;

(d) a right to non-cumulative dividends and, to the extent (if any) specified in the terms of issue, to additional dividends in connection with the conversion of a preference share into an ordinary share and/or to additional dividends in circumstances where a dividend contemplated by the terms of issue has not been paid in full on the preference shares and:

(1) a dividend has been, or is sought to be, declared or paid on shares ranking pari passu with or junior to the preference share or a sum is, or is sought to be, set aside for the payment thereof;
(2) shares in Qantas have been, or are sought to be, repurchased, redeemed or beneficially acquired by Qantas, or a sum is, or is sought to be, set aside or a sinking fund is, or is sought to be, established for such a purpose, but with no further right to participate in profits available for dividends; or
(3) Qantas has, or has sought to, effect a reduction of capital; or

(e) no right to dividends.

The terms of issue of preference shares may provide that to the extent that an amount is paid to a holder of preferences shares other than by way of dividend paid by Qantas, the amount of any dividend otherwise payable to the holder in respect of the preference shares reduces in a manner specified in the terms of issue.

## 2A.4 Entitlement and Priority as to Payment of Dividends

The holders of preference shares will rank for payment of dividends to which they are entitled in accordance with the provisions of this clause 2A.4:

(a) Holders of preference shares shall rank equally for payment of dividends and in priority to all holders of other classes of shares.

(b) Where the holder of a preference share has a right to cumulative dividends, the holder shall have the right on redemption or in a winding up to payment of an amount equal to all arrears of or accrued dividends down to the date of redemption or of commencement of the winding up (as the case may be), whether earned or declared or not, with the same priority in relation to other shares or other classes of preference shares determined pursuant to clause 2A.4(a).

(c) Where the holder of a preference share has a right to non-cumulative dividends under clause 2A.3(b) or (c) the holder shall have the right on redemption or in a winding up to payment of an amount equal to the dividend entitlement for any dividend date which has then most recently occurred (and which has not been paid by Qantas) prior to the date of redemption or of commencement of the winding up (as the case may be), only if a dividend has been declared by the Directors, and with the same priority in relation to other shares or other classes of preference shares as determined pursuant to clause 2A.4(a).

(d) The holder of a preference share which has the right to a non-cumulative dividend set out in clause 2A.3(d) shall have, to the extent (if any) determined by the Directors prior to allotment of the preference share, the right on redemption or in a winding up to payment of an amount equal to any dividend (whether earned or declared or not) which, pursuant to the terms of issue of the preference share, Qantas was required to pay to the holder or, if there had been sufficient distributable profits, would have been required to pay to the holder, prior to the redemption or the commencement of the winding up (as the case may be), with the same priority in relation to other shares or other classes of preference shares as determined pursuant to clause 2A.4(a). Except to the extent provided pursuant to this clause 2A.4(d), the holder of such preference share shall not have a right on redemption or in a winding up to payment of an amount equal to or in respect of arrears of, or accrued but unpaid, dividends.

## 2A.5 Right to Additional Preference Shares

(a) If:

(1) a preference share is issued with the rights set out in clause 2A.3(c); and
(2) all or any part of a dividend otherwise payable to the holders of those preference shares on a particular dividend date has become not payable because, under the terms of issue applicable to those preference shares a dividend is not payable or is payable only in part, where in the opinion of the Directors the distributable profits of Qantas are insufficient to

permit the payment in full of the dividend on those preference shares on that dividend date and also the payment in full of dividends stated to be payable on that dividend date on other preference shares ranking pari passu therewith; and

(3) at the relevant dividend date the amount (if any) standing to the credit of Qantas' profit or loss account and the amount of the reserves of Qantas available for the purpose are in aggregate sufficient to be applied and capable of being applied in paying up in full at such price determined by the Directors in the terms of issue additional preference shares of that class on the basis provided below,

then on the relevant dividend date the Directors shall, subject to any applicable law and to the Listing Rules, allot and issue credited as fully paid to each holder of those preference shares such additional nominal amount of preference shares of that class (rounded to the nearest whole number of preference shares) as equals the cash amount of the dividend which would have been payable to the holder but for the operation of the terms described in clause 2A.5 (a)(2) multiplied by a factor determined by the Directors in the terms of issue of the preference shares or, if there was no such determination, by a factor of one, divided in each case by the issue price of those additional shares determined by the Directors.

**2A.6 Repayment of Capital and Priority as to Payment**

(a) Subject to this Constitution, where any preference shares are or may be redeemable by Qantas, such preference shares shall be redeemed by Qantas in accordance with the terms of issue determined by the Directors pursuant to clause 2A.2.

(b) Qantas may issue preference shares with any one or combination of the rights with respect to payment of capital in a winding up set out below:

(1) a right to payment in cash of the capital paid thereon;
(2) a right to payment in the applicable currency for those preference shares (as specified in the terms of issue pursuant to clause 2A.2(b)(6)) of an amount equal to the amount in that applicable currency received by Qantas as the subscription moneys for those preference shares; and
(3) a right in respect of a preference share to payment in cash of a sum fixed by the Directors prior to allotment or capable of determination pursuant to a mechanism adopted by the Directors prior to allotment but no further or other right to participate in the assets of Qantas or a return of capital. (Without limitation, the mechanism adopted by the Directors may provide for payment in Australian currency of an amount equal to a sum denominated in a currency other than Australian currency calculated by applying a reference rate (as specified by the Directors in the terms of issue) on the date of payment of the purchase of the relevant foreign currency with Australian currency plus an amount estimated by the liquidator in his discretion to be equal to the charges and expense likely to be incurred in purchasing the relevant foreign currency with Australian currency).

(c) Holders of preference shares shall rank equally for the payment of the amount payable on redemption of the preference shares and in a winding up of Qantas.

(d) Holders of preference shares shall have the right in a winding up of Qantas to payment, in priority to all holders of other classes of shares, of the amount payable on redemption of the preference shares and of dividends and any other amount to which the holder is entitled in accordance with the provisions of this Constitution or the terms of issue applying to those preference shares but shall not participate in any further or other distribution of profits or assets of Qantas.

**2A.7 Voting Rights**

(a) The holder of a preference share shall have the right to vote in the following circumstances:

(1) during a period during which a dividend (or part of a dividend) in respect of the preference share is unpaid;
(2) on a proposal to reduce Qantas' share capital;
(3) on a proposal that affects rights attached to the preference share;
(4) on a resolution to approve the terms of a buy-back agreement;
(5) on a proposal to wind up Qantas;
(6) on a proposal for the disposal of the whole of Qantas' property, business and undertaking; and
(7) during the winding up of Qantas.

(b) Notwithstanding any other provision of this Constitution, the holder of a preference share, when entitled to vote under any of the circumstances set out in paragraph (a) of this clause 2A.7:

(1) on a show of hand shall be entitled to exercise one vote; and

(2) on a poll shall be entitled to one vote for each fully paid preference share or if the Directors so determine in the terms of issue, the number of votes per preference share which equals the sum subscribed for the preference share divided by the market value of an ordinary share (as determined by the directors or pursuant to a mechanism adopted by the Directors) on the date of allotment of the preference share (rounded to the nearest number of votes). If a preference share is not fully paid, the holder shall be entitled to a fraction of a vote for each partly paid preference share equivalent to the proportion which the amount paid is of the total amount paid and payable.

**2A.8 Payments Denominated in Foreign Currency**

Where any sum is payable by Qantas to the holder of a preference share in a currency other than Australian dollars, and such sum is not paid when due or a winding up of Qantas has commenced, the holder may elect by notice in writing to Qantas to require instead payment of an amount in Australian dollars equal to that foreign currency amount calculated by applying the relevant reference rate (being such rate applicable in such market at such time as determined by the Directors prior to allotment of those preference shares) on the date of payment for the sale of the relevant currency for Australian dollars.

**2A.9 Conversion**

A preference share which, in accordance with its terms of issue may be converted into an ordinary share shall, at and from the time of conversion and without any further act, have (subject to the terms of issue of the preference share in relation to entitlement to ordinary dividends paid after conversion) the same rights as a fully paid ordinary share and rank pari passu with all other fully paid ordinary shares then on issue. In addition, the terms of issue may provide for the issue of additional ordinary shares on conversion as determined by the Directors.

**2A.10 Variation of Rights**

Where Qantas proposes to issue preference shares or to convert issued shares into preference shares if those preference shares are to rank equally or in priority to preference shares already issued, unless that is expressly permitted by the conditions of issue of the preference shares already issued, the issue or conversion shall be deemed to be a variation of the rights attached to the preference shares already issued and clause 2.6 shall apply.

If the most recent dividend entitlement as set out in the terms of issue of any preference shares has been paid or provided for in full, the consent of any holders of preference shares, or any class of preference shares shall not be required for the reduction, redemption or buy back of share capital of Qantas ranking as regards dividends and as to rights on winding up equally with or after the preference shares or class of preference shares, except where such consent is required by the Corporations Act.

**2A.11 No Limit on Number of Classes of Preference Shares**

(a) The Directors may issue more than one class of preference shares.

(b) Each class of preference shares may have the same or different terms to any other class of preference shares.

**2A.12 Additional Rights of Preference Shares**

Holders of preference shares shall be entitled to the same rights as a holder of ordinary shares of Qantas in relation to receiving notices, reports and financial statements, and attending and being heard at all general meetings of Qantas.

**2A.13 Listing Rules**

Notwithstanding this *Part 2A*, Qantas may not issue preference shares which confer upon the holders rights which are inconsistent with those specified in the Listing Rules, except to the extent of any express written waiver of the Listing Rules by the Exchange.

## PART 3
## CALLS, FORFEITURE, INDEMNITIES AND LIEN

### 3.1 Calls

(a) Subject to the terms upon which any shares may be issued, the Directors may make calls upon the members in respect of any money unpaid on their shares which is not by the terms of issue of those shares made payable at fixed times.

(b) The Directors may require a call to be paid by instalments.

(c) The Directors must give at least 10 Business Days notice or such further period of notice as the Listing Rules require of a call, specifying the time and place of payment, and each member must pay to Qantas, by the time and at the place so specified, the amount called on the member's shares.

(d) A call is to be taken as having been made when the resolution of the Directors authorising the call was passed.

(e) The Directors may revoke or postpone a call or extend the time for payment.

(f) The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any member does not invalidate the call.

(g) If a sum called in respect of a share is not paid in full by the day appointed for payment for the sum, the person from whom the sum is due must pay:

(1) interest on so much of the sum as is unpaid from time to time, from the date appointed for payment of the sum to the date of actual payment, at a rate determined under clause 3.8; and

(2) any costs or expenses incurred by Qantas in relation to the non-payment or late payment of the sum.

(h) Any sum unpaid on a share that, by the terms of issue of the share, becomes payable on allotment or at a fixed date:

(1) is to be treated for the purposes of this Constitution as if that sum was payable under a call duly made and notified; and

(2) must be paid on the date on which it is payable under the terms of issue of the share.

(i) The Directors may waive all or any part of any payment due to Qantas under the terms of issue of a share or under this clause 3.1.

### 3.2 Proceedings for Recovery of Calls

(a) In an action or other proceedings for the recovery of a call, or interest or costs or expenses incurred in relation to the non-payment or late payment of a call, proof that:

(1) the name of the defendant is entered in the register as the holder or one of the holders of the share in respect of which the call is claimed;

(2) the resolution making the call is recorded in the minute book; and

(3) notice of the call was given to the defendant in accordance with this Constitution,

is conclusive evidence of the debt and it is not necessary to prove the appointment of the Directors who made the call or any other matter.

(b) In clause 3.2(a), 'defendant' includes a person against whom a set-off or counter-claim is alleged by Qantas and 'action or other proceedings for the recovery of a call' is to be construed accordingly.

### 3.3 Payments in Advance of Calls

(a) The Directors may accept from a member the whole or a part of the amount unpaid on a share although no part of that amount has been called.

(b) The Directors may authorise payment by Qantas of interest upon the whole or any part of an amount accepted under clause 3.3(a), until the amount becomes payable, at a rate, not exceeding the prescribed rate, agreed between the Directors and the member paying the amount.

(c) For the purposes of clause 3.3(b), the prescribed rate of interest is:

(1) if the Directors have fixed a rate, the rate so fixed; or

(2) in any other case, equal to the weighted average yield set at the most recent weekly tender for the 13 Week Treasury Note.

(d) The Directors may repay to a member all or any of the amount accepted under clause 3.3(a).

### 3.4 Forfeiture of Partly Paid Shares

(a) If a member fails to pay the whole of a call or instalment of a call by the day appointed for payment of the call or instalment, the Directors may serve a notice on that member:

(1) requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs or expenses that may have been incurred by Qantas by reason of the non-payment or late payment of the call or instalment;

(2) naming a further day (not earlier than the end of 14 days from the date of service of the notice) by which, and a place at which, the amount payable under clause 3.4(a)(1) is to be paid; and

(3) stating that, in the event of non-payment of the whole of the amount payable under clause 3.4(a)(1) by the time and at the place named, the shares in respect of which the call was made will be liable to be forfeited.

(b) If the requirements of a notice served under clause 3.4(a) are not complied with, the Directors may by resolution forfeit any share in respect of which the notice was given at any time after the day named in the notice and before the payment required by the notice is made.

(c) A forfeiture under clause 3.4(b) will include all dividends, interest and other money payable by Qantas in respect of the forfeited share and not actually paid before the forfeiture.

(d) Where a share has been forfeited:

(1) notice of the resolution must be given to the member in whose name the share stood immediately before the forfeiture together with any notice required under the ~~SCH Business Rules~~Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules); and [Amended 2003 AGM]

(2) subject to complying with the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules)~~SCH Business Rules~~, an entry of the forfeiture, with the date, must be made in the register of members. [Amended 2003 AGM]

(e) Failure to give the notice or to make the entry required under clause 3.4(d) does not invalidate the forfeiture.

(f) A forfeited share becomes the property of Qantas and the Directors may sell or reallot the share in such manner as they think fit and, in the case of reallotment, with or without any money paid on the share by any former holder being credited as paid up.

(g) (1) A person whose shares have been forfeited ceases to be a member in respect of the forfeited shares, but remains liable to pay, and must immediately pay, to Qantas:

(A) all calls, instalments, interest, costs and expenses owing in respect of the shares at the time of the forfeiture; and

(B) interest on so much of the amount payable under clause 3.4(g)(1)(A) as is unpaid from time to time, from the date of the forfeiture to the date of actual payment, at a rate determined under clause 3.8.

(2) Except as otherwise provided by this Constitution, the forfeiture of a share extinguishes all interest in, and all claims and demands against Qantas in respect of, the forfeited share and all other rights incident to the share.

(h) A statement in writing declaring that the person making the statement is a Director or a secretary of Qantas and that a share in Qantas has been duly forfeited on a date stated in the statement is conclusive evidence of the facts stated in the statement as against all persons claiming to be entitled to the share.

(i) The Directors may:

(1) exempt a share from all or any part of this clause 3.4;

(2) waive all or any part of any payment due to Qantas under this clause 3.4; and

(3) before a forfeited share has been sold or reallotted, annul the forfeiture upon such conditions as they think fit.

### 3.5 Indemnity for Taxation

*If Qantas becomes liable under any law to make any payment:*

(a) in respect of shares held solely or jointly by a member;

(b) in respect of a transfer or transmission of shares by a member;

(c) in respect of dividends, bonuses or other money due or payable or which may become due and payable to a member; or

(d) otherwise for or on account of or in respect of a member,

*whether as a consequence of:*

(e) the death of that member;

(f) the non-payment of any income tax, capital gains tax, wealth tax or other tax by that member or the legal personal representative of that member;

(g) the non-payment of any estate, probate, succession, death, stamp or other duty by that member or the legal personal representative of that member; or

(h) any other act or thing,

then, in addition to any right or remedy that law may confer on Qantas:

(i) the member or, if the member is dead, the member's legal personal representative must:

  (1) fully indemnify Qantas against that liability;

  (2) reimburse Qantas for any payment made under or as a consequence of that law immediately on demand by Qantas; and

  (3) pay interest on so much of the amount payable to Qantas under clause 3.5(i)(2) as is unpaid from time to time, from the date Qantas makes a payment under that law until the date Qantas is reimbursed in full for that payment under clause 3.5(i)(2), at a rate determined in accordance with clause 3.8; and

(j) the Directors may:

  (1) exempt a share from all or any part of this clause 3.5; and

  (2) waive all or any part of any payment due to Qantas under this clause 3.5.

### 3.6 Lien on Shares

(a) Qantas has a first and paramount lien on:

  (1) each partly paid share for all unpaid calls and instalments due and unpaid in respect of that share; and

  (2) each share for such amounts (if any) as Qantas may be called upon by law to pay in respect of that share.

(b) Any lien held by Qantas on a share extends to all dividends payable in respect of the share and to the proceeds of sale of the share.

(c) The Directors may sell any share on which Qantas has a lien in such manner as they think fit where:

  (1) an amount in respect of which a lien exists under this clause 3.6 is presently payable; and

  (2) Qantas, not less that 14 days before the date of the sale, has given to the registered holder of the share a notice in writing setting out, and demanding payment of, such amount in respect of which the lien exists as is presently payable.

(d) Registration by Qantas of a transfer of shares on which Qantas has a lien without giving to the transferee notice of its claim releases that lien insofar as it relates to sums owing by the transferor or any predecessor in title.

(e) The Directors may:

  (1) exempt a share from all or any part of this clause 3.6; and

  (2) waive all or any part of any payment due to Qantas under this clause 3.6.

### 3.7 Sale or Reallotment of Forfeited Shares and Sale of Shares on which Qantas has a Lien

(a) The Directors may:

(1) receive the purchase money or consideration given for the shares on; and

(2) appoint a person to execute an instrument of transfer or allotment of the shares or to take any action necessary or appropriate (including effecting a transfer in accordance with the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules)~~SCH Business Rules~~) for the purpose of giving effect to, [Amended 2003 AGM]

any sale or reallotment under clause 3.4(f) or any sale under clause 3.6(c).

(b) Qantas must register the purchaser or allottee as the holder of the shares sold or reallotted under clause 3.4(f) or sold under clause 3.6(c).

(c) The purchaser or allottee is not bound to see to the regularity or validity of the proceedings or to the application of the purchase money or consideration on any sale or reallotment under clause 3.4(f) or on any sale under clause 3.6(c) and the title of the purchaser or allottee to the shares is not affected by any irregularity or invalidity in the proceedings.

(d) The remedy of any person aggrieved by a sale or reallotment under clause 3.4(f) or a sale under clause 3.6(c) is limited to damages only and is against Qantas exclusively.

(e) The proceeds of a sale or reallotment under clause 3.4(f) or a sale under clause 3.6(c) must be applied in the payment of:

(1) first, the expenses of the sale or reallotment; and

(2) second, all money presently payable to Qantas (if any) by the former holder whose shares have been sold or reallotted,

and the balance (if any) must be paid (subject to any lien that exists under clause 3.6 in respect of money due and unpaid) to the former holder on the former holder delivering to Qantas the certificate (if any) for the shares that have been sold or reallotted or taking such other action as Qantas requires to relinquish the former holder's claim on such shares and to surrender all evidence of any such claim.

**3.8 Interest Payable by Member**

(a) For the purposes of clauses 3.1(g)(1), 3.4(g)(1)(B) and 3.5(i)(3), the rate of interest payable to Qantas is:

(1) if the Directors have fixed a rate, the rate so fixed; or

(2) in any other case, the rate as fixed in accordance with clause 3.3(c)(2) plus 2%.

(b) Interest payable under clauses 3.1(g)(1), 3.4(g)(1)(B) and 3.5(i)(3) accrues daily and may be capitalised monthly or at such other intervals as the Directors think fit.

## PART 4
## TRANSFER AND TRANSMISSION OF SHARES

**4.1 Transfer of Shares**

(a) A member may transfer all or any of the member's shares by any lawful method.

(b) A transferor of shares remains the holder of the shares transferred until the transfer is registered and the name of the transferee is entered in the register of members in respect of the shares or until the transfer is effected in accordance with:

(1) in the case of a transfer that is an ASTC-regulated transfer, the SCH Business Rules; and

(2) in the case of a transfer that is regulated by the Operating Rules of any other Prescribed CS facility, the Operating Rules of that Prescribed CS facility~~ the SCH Business Rules~~. [Amended 2003 AGM]

(c) Qantas must not charge a fee for the registration of a transfer of shares.

(d) Except in the case of fraud, Qantas must return any instrument of transfer which the Directors decline to register to the person who deposited it with Qantas.

(e) Qantas:

(1) may do anything permitted by the Corporations Act, the Listing Rules or the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules) that the Directors think necessary or desirable in connection with Qantas taking part in a computerised or electronic system established or recognised by the Corporations Act, the Listing Rules or the Operating Rules of a Prescribed CS facility (including the SCH Business Rules) for the purpose of facilitating dealings in shares; and

(2) must comply with obligations imposed on it by the Listing Rules or the Operating Rules of an applicable Prescribed CS facility (including the SCH Business Rules) in relation to dealings in shares. [Inserted 2003 AGM]

**4.2 Registration of Transfers**

~~(a) Subject to clauses 4.2(b) and (c), the Directors must register each transfer of shares.~~

(a) The Directors:

(1) may decline to register a transfer of securities only if that refusal would not contravene the Listing Rules or the Operating Rules of an applicable Prescribed CS facility (including the SCH Business Rules);

(2) may apply a holding lock to specified securities where permitted to do so under the Listing Rules; and

(3) must not register a transfer if the Corporations Act, the Listing Rules or the Operating Rules of the applicable Prescribed CS facility (including the SCH Business Rules) forbid registration.

~~(b)~~(b) [Deleted 2003 AGM] ~~The Directors may decline to register a transfer of shares which are not CHESS Approved securities if the Listing Rules provide or would require that registration of the transfer may or should be refused.~~

~~(c)~~(c) [Deleted 2003 AGM] ~~In relation to securities of Qantas which are CHESS Approved:~~

~~(1) subject to clauses 4.2(c)(2) and (3), Qantas shall not prevent, delay or in any way interfere with the registration of a proper SCH transfer;~~

~~(2) Qantas may apply a holding lock to specified CHESS Approved securities where permitted to do so by the Listing Rules; and~~

~~(3) Qantas may refuse to register a transfer where permitted to do so by the Listing Rules and must refuse to register a transfer if required to do so by the Listing Rules.~~

~~(d)~~(d) If the Directors decline to register a transfer, Qantas must give to the party lodging the transfer written notice of the refusal and the precise reasons for the refusal within five Business Days after the date on which the transfer was lodged with Qantas, but failure to do so will not invalidate the decision of the Directors to decline to register the transfer. [Inserted 2003 AGM]

**4.3 Transmission of Shares**

(a) In the case of the death of a member, the only persons Qantas will recognise as having any title to the member's shares are:

(1) the legal personal representative of the deceased where the deceased was a sole holder; and

(2) the survivor or survivors where the deceased was a joint holder.

(b) Nothing contained in clause 4.3(a) releases the estate of a deceased member from any liability in respect of a share, whether that share was held by the deceased solely or jointly with other persons.

(c) A person who becomes entitled to a share in consequence of a Transmission Event may, upon producing the certificate for the share and such other evidence as the Directors may require to prove that person's entitlement to the share, elect:

(1) to be registered as the holder of the share by signing and serving on Qantas a notice in writing stating that election; or

(2) to have some other person nominated by that person registered as the transferee of the share by effecting a transfer of the share to that other person.

(d) The provisions of this Constitution relating to the right to transfer, and the registration of transfers, of shares apply, so far as they can and with such changes as are necessary, to any notice or transfer under clause 4.3(c) as if the relevant Transmission Event had not occurred and the notice or transfer were a transfer effected by the registered holder of the share.

**4.4 Divestiture**

(a) Where shares have been transferred to a member in circumstances such that the Directors would have been entitled to prevent that transfer occurring or to decline to register that transfer in accordance with clause ~~4.2(c)(2) or (3)~~4.2(a) (assuming for this purpose, if necessary, that clause ~~4.2(c)(2) and/or (3)~~4.2(a) had applied) the Directors may at any time, by notice in writing to that member, require that member to sell, within a period nominated by the Directors in the

notice not being less than 30 days, any shares specified in the notice, held by that member. [Amended 2003 AGM]

(b) If a member fails to comply with a notice given under clause 4.4(a) within the time specified by that notice, the Directors may sell any shares specified in the notice given under clause 4.4(a) in any manner the Directors think fit. The Directors may appoint a person to execute an instrument of transfer of such shares or any other instrument or to take any other action necessary or appropriate for the purpose of giving effect to such sale including effecting a transfer in accordance with the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules)~~SCH Business Rules~~. [Amended 2003 AGM]

(c) The Directors may receive the purchase money or consideration given for the shares on any sale under clause 4.4(b).

(d) Qantas must register as the holder of the shares the person to whom the shares are sold under clause 4.4(b).

(e) A person to whom shares are sold under clause 4.4(b) is not bound to see to the regularity or validity of, or to the application of the purchase money or consideration on, any sale under clause 4.4(b) and the title of that person to the shares is not affected by any irregularity or invalidity in the sale.

(f) The remedy (if any) of any person aggrieved by a sale under clause 4.4(b) is limited to damages only and is against Qantas exclusively.

(g) The proceeds of a sale under clause 4.4(b) must be applied in the payment of:

(1) first, the expenses of the sale; and

(2) second, all money presently payable to Qantas (if any) by the former holder whose shares have been sold,

and the balance (if any) must be paid (subject to any lien that exists under clause 3.6 in respect of money due and unpaid) to the former holder on the former holder delivering to Qantas the certificate (if any) for the shares that have been sold or taking such other action as Qantas requires to relinquish the former holder's claim on such shares and to surrender all evidence of any such claim.

### 4.5 Member's Information

(a) In addition to any power or right of Qantas to seek information under the Corporations Act~~Law~~, the Directors may, by written notice, request a member to provide any or all of the following information: [Amended 2003 AGM]

(1) the total number of shares in Qantas in which the member has a Relevant Interest;

(2) the names, addresses and Relevant Interests of all other persons known, after making reasonable inquiries, to have a Relevant Interest in shares in Qantas in respect of which the member is the registered holder;

(3) whether or not the member is a Foreign Person or a Foreign Airline;

(4) which, if any, of the persons referred to in clause 4.5(a)(2) are Foreign Persons or Foreign Airlines; and

(5) any other information which the Directors reasonably consider necessary for the purposes of the proper operation of clauses 4.7 and 4.8 and which could reasonably be expected to be within the knowledge of the member.

(b) If a member does not provide the requested information referred to in clause 4.5(a) within 14 days of being requested to do so:

(1) the Directors may exercise all of the powers set out in clause 4.7 in respect of the member's shares as if those shares were Affected Shares; and

(2) the member's right to vote in respect of, and to remain the holder of, those shares shall be determined as if those shares were Affected Shares for the purposes of clause 4.7.

(c) The Directors shall, by written notice to the member, withdraw any notice served on that member in accordance with this clause 4.5 where:

(1) the member supplies the requested information to the Directors; or

(2) the failure to provide the information arises by reason of honest mistake or for reasons beyond the reasonable control of the member.

### 4.6 Separate Records [Qantas Sale Act s.9(1)]

(a) The Directors shall maintain a separate register or a sub-register forming part of its main register in which shall be entered such particulars (including whether a Foreign Airline has a Relevant Interest in the share) as the Directors consider appropriate in respect of any share which:

(1) has been acknowledged by the registered holder to be a Relevant Share; or

(2) the Directors consider may be a Relevant Share but only if after making reasonable enquiries in accordance with clause 4.6(f) the Directors have not been satisfied that the share is not a Relevant Share,

and which, in either case has not, to the satisfaction of the Directors, ceased to be a Relevant Share.

(b) A Foreign Person must, within 10 days of becoming a registered holder of shares, notify the Directors (or such other persons as the Directors nominate) that the shares acquired by the Foreign Person are Relevant Shares.

(c) A Foreign Airline must, within 10 days of becoming a registered holder of shares, notify the Directors (or such other persons as the Directors nominate) that it has acquired the shares.

(d) (1) A person must, within 10 days of becoming a registered holder of shares, notify the Directors (or such other persons as the Directors nominate) of any Relevant Interest of Foreign Persons and/or Foreign Airlines in those shares of which the person is aware.

(2) Registered holders of shares which have not been acknowledged to be Relevant Shares, within 10 days of becoming aware that a Foreign Person has a Relevant Interest in the shares, must notify the Directors (or such other persons as the Directors nominate) that a Foreign Person has a Relevant Interest in such shares held by them and whether that Foreign Person is a Foreign Airline.

(e) The Directors shall remove from the separate register or sub-register maintained in accordance with clause 4.6(a) particulars of any share in respect of which the holder of such a share, or such other person as the Directors think appropriate, provides a declaration, together with such evidence as the Directors may require (and which is satisfactory to them) that such share is no longer a Relevant Share.

(f) Enquiries made by or on behalf of the Directors to ascertain whether a share is a Relevant Share under clause 4.6(a)(2) shall:

(1) be in writing addressed to the registered holder, or any other person who appears to the Directors to have a Relevant Interest in the share which is the subject of the enquiry; and

(2) require the addressee to provide, within 14 days of receiving the notice (or such longer period as specified in the notice), any information necessary to enable the Directors to determine whether the share which is the subject of the notice is, or should be treated as, a Relevant Share.

## 4.7 Affected Shares

(a) The provisions of clause 4.7(b) to (q) shall apply if the Directors are notified or otherwise become aware that:

(1) an Intervening Act has taken place or is imminent; or

(2) the foreign ownership or control of Qantas is such that an Intervening Act is likely to occur.

(b) The Directors shall take one or both of the following steps as seem to them necessary to overcome, prevent or avoid an Intervening Act:

(1) subject to clause 4.7(m), remove a Director from office; or [Qantas Sale Act s.7(1)(d)(iii)]

(2) seek to identify those shares the acquisition of which caused the Intervening Act to occur or resulted in an Intervening Act becoming imminent or caused the foreign ownership or control of Qantas to be such that an Intervening Act is likely to occur, and then implement the procedure set out below.

(c) The Directors may determine to treat as Affected Shares the shares identified under clause 4.7(b)(2). In making such a determination, the Directors are not limited to Relevant Shares, but may, for example, take account of any arrangements or understandings between shareholders or entitlements to shares.

(d) The Directors shall give written notice (**'First Notice'**) to the registered holder of any share which they determine to treat as an Affected Share and to any other person who appears to the

Directors to be entitled to that share, setting out the relevant provisions of this clause 4.7. The holder and any such other person may make representations to the Directors as to why any share identified in the First Notice should not be treated as an Affected Share.

(e) The Directors must promptly withdraw the First Notice if:

(1) after considering the representations referred to in clause 4.7(d) and any other information the Directors consider relevant, the Directors reasonably consider that the shares specified in the First Notice should not be treated as Affected Shares or should no longer be treated as Affected Shares; or

(2) the Directors become aware that the shares specified in the First Notice have ceased to be Affected Shares.

(g) A registered holder of an Affected Share on whom a First Notice has been served and not withdrawn is not entitled to vote in respect of such share at any general meeting of Qantas but is entitled to attend the meeting. Until the First Notice is withdrawn, the vote attached to the Affected Share vests in the Chairperson who must exercise that vote in accordance with the recommendation of the Directors. [Qantas Sale Act s.7(1)(d)(ii)]

(g) If the First Notice has not been withdrawn in accordance with clause 4.7(e) within 30 days of service, the Directors shall give a further written notice ('**Second Notice**') to each person to whom the First Notice was given, requiring that person, within the period specified in the Second Notice (which period must not expire more than 60 days after the date of service of the Second Notice), to dispose of either the Affected Share or any Relevant Interest set out in the Second Notice such that it ceases to be an Affected Share.

(h) The Directors must promptly advise the registered holder if they become aware that a share identified in a Second Notice has ceased to be an Affected Share.

(i) If, after the period for disposal specified in the Second Notice, the Directors are not satisfied that a suitable disposal has been made, the Directors may arrange for the sale of the Affected Share on behalf of the registered holder such that it ceases to be an Affected Share. Such sale shall be effected at the best price reasonably obtainable at the time of sale, based upon independent advice obtained by the Directors for the purpose, provided that the Directors shall not be liable to any person for any consequence of reliance on such advice. The net proceeds of sale shall be held on trust by Qantas for, and paid (together with interest at such rate as the Directors deem appropriate) to, the former registered holder. [Qantas Sale Act s.7(1)(d)(i)]

(j) For the purpose of any sale in accordance with clause 4.7(i), the Directors may appoint any person to effect as transferor a transfer in favour of the transferee and may enter the name of the transferee in respect of the transferred share in the share register. The transfer shall be effective as if it had been effected by the registered holder.

(k) In deciding which shares are to be dealt with as Affected Shares, the Directors shall have regard to the chronological order in which particulars of Relevant Shares have been entered in the register or sub-register kept in accordance with the provisions of clause 4.6(a), on the basis that the last registered share (other than a BA Share) is to be the first treated as an Affected Share, except where in their opinion to do so would be:

(1) inequitable; or

(2) not in the best interests of Qantas,

in which case the Directors shall apply such other criteria in their absolute discretion as they may consider appropriate. Other than in accordance with clause 4.7(l), BA Shares cannot be treated as Affected Shares by the Directors under this clause 4.7, but any other shares may be.

(l) Notwithstanding any other provision in this clause 4.7, the Directors may, in accordance with clause 4.7(c), determine that BA Shares may be treated as Affected Shares where:

(1) the Directors have, notwithstanding clause 4.7(k), determined that those BA Shares should be treated as Affected Shares in accordance with clause 4.7(b)(2); and

(2) the Directors form the reasonable opinion that the Intervening Act cannot be overcome, prevented or avoided other than by treating some or all of the BA Shares as Affected Shares.

(m) The Directors shall not remove any BA Director in accordance with clause 4.7(b)(1) unless they form the reasonable opinion that the Intervening Act cannot be overcome, prevented or avoided other than by the removal of the BA Director.

(n) Subject to any other provision in this Constitution, unless contrary information is provided to the Directors, they shall be entitled to assume without inquiry that all shares are not Relevant Shares.

(o) The Directors are not obliged to serve any notice required under this clause 4.7 upon any person if they do not know the identity or address of that person. The absence of a notice in such circumstance or any accidental error or failure to give any notice to any person upon whom notice is required to be served under this clause 4.7 shall not prevent the implementation or validity of any procedure or action taken under this clause 4.7.

(p) The Directors, so long as they act reasonably and in good faith, shall be under no liability to Qantas or to any other person:

(1) for failing to treat any share, or erroneously determining that any share should be treated, as an Affected Share or Relevant Share in accordance with the provisions of this clause 4.7 or clause 4.6(a); or

(2) if on the basis of any such determination, they perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under this clause 4.7 in relation to such share.

(q) Any resolution, determination or decision to exercise any discretion or power by the Directors under this clause 4.7 shall be final and conclusive in the absence of bad faith or manifest error on the part of the Directors.

**4.8 Enforcement of Foreign Ownership Limitations**

(a) On the Directors becoming aware of a breach of clause 2.2 and determining which shares give rise to the breach (**'Offending Shares'**), the Directors must promptly give notice in accordance with clause 4.8(c) which, in accordance with the provisions under this clause 4.8:

(1) will lead to the registered holder of the Offending Shares not being able to vote in respect of those shares; and

(2) may lead to the disposal of the Offending Shares.

(b) In determining which shares are Offending Shares, the Directors must, unless in their opinion it would be inequitable or not in the best interests of Qantas to do so, have regard to the chronological order in which particulars of Relevant Shares have been entered in the register or sub-register kept in accordance with the provisions of clause 4.6(a), on the basis that the last registered share (other than a BA Share) is to be the first treated as an Offending Share. Other than in accordance with clause 4.8(j), BA Shares cannot be treated as Offending Shares by the Directors under this clause 4.8, but any other shares may be.

(c) The Directors shall give written notice (**'First Notice'**) to the registered holder of any Offending Share and to any other Foreign Person who appears to the Directors to have a Relevant Interest in that share, setting out the relevant provisions of this clause 4.8. The holder or any such other person may make representations to the Directors as to why any share so identified should not be regarded as having given rise to a breach of clause 2.2 or, if having given rise to the breach, should not be dealt with as an Offending Share because the breach is not continuing.

(d) The Directors must promptly withdraw the First Notice if:

(1) after considering the representations referred to in clause 4.8(c) and any other information the Directors consider relevant, the Directors reasonably consider that the shares specified in the First Notice should not be treated as Offending Shares or should no longer be treated as Offending Shares; or

(2) the Directors become aware that the shares specified in the First Notice have ceased to be Offending Shares.

(e) A registered holder of an Offending Share on whom a First Notice has been served and not withdrawn is not entitled to vote in respect of such share at any general meeting of Qantas but is entitled to attend the meeting and be heard. Until the First Notice is withdrawn, the vote attached to the Offending Share vests in the Chairperson who must exercise that vote in accordance with the recommendation of the Directors. [Qantas Sale Act s.7(1)(d)(ii)]

(f) If the First Notice has not been withdrawn within 30 days of service, the Directors shall give a further written notice (**'Second Notice'**) to each person to whom the First Notice was given, requiring that person, within the period specified in the Second Notice (which period must not expire more than 60 days after the date of service of the Second Notice), to dispose of either that Offending Share or any Relevant Interest referred to in the Second Notice such that the share ceases to be an Offending Share.

(g) The Directors must promptly advise the registered holder if they become aware that a share identified in a Second Notice has ceased to be an Offending Share.

(h) If, after the period for disposal specified in the Second Notice the Directors are not satisfied that a suitable disposal has been made, the Directors may arrange for the sale of the Offending Share on behalf of the registered holder such that it ceases to be an Offending Share. Such sale shall be effected at the best price reasonably obtainable at the time of sale, based upon independent advice obtained by Directors for the purpose, provided that the Directors shall not be liable to any person for any consequence of reliance on such advice. The net proceeds of sale shall be held on trust by Qantas for, and paid (together with interest at such rate as the Directors deem appropriate) to, the former registered holder. [Qantas Sale Act s.7(1)(d)(i)]

(i) For the purpose of any sale in accordance with clause 4.8(h), the Directors may appoint any person to effect as transferor a transfer in favour of the transferee and may enter the name of the transferee in respect of the transferred share in the share register. The transfer is effective as if it had been effected by the registered holder.

(j) Notwithstanding any other provision in this clause 4.8, the Directors may, in accordance with clause 4.8(b), determine that BA Shares may be treated as Offending Shares where:

(1) the Directors have, notwithstanding clause 4.8(b), determined that those BA Shares should be treated as Offending Shares; and

(2) the Directors form the reasonable opinion that the breach of clause 2.2 cannot be rectified other than by treating some or all of the BA Shares as Offending Shares.

(k) If implementation of the procedure outlined in paragraphs (a) to (h) of this clause 4.8 is not sufficient to cure the breach referred to in clause 4.8(a), the Directors may remove a Director from office if such removal would have the effect of curing the breach.

(l) Subject to any other provision in this Constitution, unless contrary information is provided to the Directors, they shall be entitled to assume without inquiry that all shares are not Relevant Shares.

(m) The Directors are not obliged to serve any notice required under this clause 4.8 upon any person if they do not know the identity or address of that person. The absence of a notice in such circumstance or any accidental error or failure to give any notice to any person upon whom notice is required to be served under this clause 4.8 shall not prevent the implementation or validity of any procedure or action taken under this clause 4.8.

(n) The Directors shall, so long as they act reasonably and in good faith, be under no liability to Qantas or to any other person:

(1) for failing to treat any share, or erroneously determining that any share should be treated, as an Offending Share or Relevant Share in accordance with the provisions of this clause 4.8; or

(2) if, on the basis of any such determination, they perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under this clause 4.8 in relation to such share.

(o) Any resolution, determination or decision to exercise any discretion or power by the Directors under this clause 4.8 shall be final and conclusive in the absence of bad faith or manifest error on the part of the Directors.

## PART 5
## GENERAL MEETINGS

### 5.1 Convening of General Meetings

(a) *One or more Directors may convene a general meeting whenever they think fit.*

(b) Members may request or convene general meetings in accordance with the procedures set out in the Corporations Act~~Law~~. [Amended 2003 AGM]

(c) A general meeting may be held at two or more venues simultaneously using any technology *which gives the members as a whole a reasonable opportunity to participate.*

### 5.2 Notice of General Meetings

(a) At least 28 days notice (or such shorter period as may be authorised by the Corporations Act~~Law~~) *of a general meeting (exclusive of the day on which the notice is served or deemed to* be served but inclusive of the day appointed for the meeting) must be given in the manner authorised by Part 13 of this Constitution to each person who is at the time of giving the notice:

(1) a member;

(2) entitled under this Constitution either to be registered as the holder, or to the transfer of, any shares and who has satisfied the Directors of that person's right to be registered as the holder of, or the transferee of, the shares;

(3) a Director; or

(4) an auditor of Qantas. [Amended 2003 AGM]

(b) A notice of a general meeting must:

(1) specify the place, date and time of the meeting and state the general nature of the business to be transacted at the meeting;

(2) contain any statement or information required by the Corporations Act~~Law~~; and [Amended 2003 AGM]

(3) be accompanied by a proxy form which will:

(A) enable the shareholder to vote for or against, or abstain from, each resolution to be put to the meeting; and

(B) allow for the insertion by the shareholder of the name of the person or persons to be appointed as proxy and may also provide that, in such circumstances and on such conditions specified in the form as are not inconsistent with this Constitution, the chairperson of the relevant meeting (or another person specified in the proxy form) is appointed as proxy.

(c) Failure to comply with clause 5.2 does not invalidate any act, matter or thing done or resolution passed at the general meeting if:

(1) the failure occurred by accident or error; or

(2) before or after the meeting, the person:

(A) has waived or waives notice of that meeting under clause 5.2(d); or

(B) has notified or notifies Qantas of the person's agreement to that act, matter, thing or resolution by notice in writing to Qantas.

(d) A person's attendance at a general meeting waives any objection that person may have to a failure to give notice, or the giving of a defective notice, of the meeting unless the person at the beginning of the meeting objects to the holding of the meeting.

### 5.3 Admission to General Meetings

The chairperson of a general meeting may refuse admission to, or require to leave and remain out of the meeting, any person:

(a) in possession of a pictorial-recording or sound-recording device;

(b) in possession of a placard or banner;

(c) in possession of an article considered by the chairperson of the meeting to be dangerous, offensive or liable to cause disruption;

(d) who refuses to produce or to permit examination of any article, or the contents of any article, in the person's possession;

(e) who behaves or threatens to behave in a dangerous, offensive or disruptive manner; or

(f) who is not a member, Director or auditor of Qantas or a person referred to in clause 5.2(a)(2),

or any other person at the absolute discretion of the chairperson of the meeting.

### 5.4 Quorum at General Meetings

(a) No business may be transacted at any general meeting, except the election of a chairperson of the meeting and the adjournment of the meeting, unless a quorum of members is present when the meeting proceeds to business.

(b) A quorum consists of two members entitled to vote and be present at the meeting.

(c) A member is to be taken to be present at a general meeting if the member is present in person or by proxy, attorney or representative.

(d) If a quorum is not present within 30 minutes after the time appointed for the general meeting:

(1) where the meeting was convened upon the request of members, the meeting must be dissolved; or

(2) in any other case:

(A) the meeting stands adjourned to such day, and at such time and place, as the Directors determine or, if no determination is made by the Directors, to the same day in the next week at the same time and place; and

(B) if, at the adjourned meeting, a quorum is not present within 30 minutes after the time appointed for the meeting, the members present shall constitute a quorum.

**5.5 Chairperson of General Meetings**

(a) The Chairperson, if present within 15 minutes after the time appointed for the meeting and willing to act, must preside as chairperson at each general meeting.

(b) If at a general meeting:

(1) there is no Chairperson;

(2) the Chairperson is not present within 15 minutes after the time appointed for the meeting; or

(3) the Chairperson is present within that time but is not willing to act as chairperson of the meeting,

then if the Directors have elected a Deputy Chairperson, the Deputy Chairperson, if present within 15 minutes after the time appointed for the meeting and willing to act, must preside as chairperson at the meeting.

(c) Subject to clause 5.5(a), if at a general meeting:

(1) there is no Deputy Chairperson;

(2) the Deputy Chairperson is not present within 15 minutes after the time appointed for the meeting; or

(3) the Deputy Chairperson is present within that time but is not willing to act as chairperson of the meeting,

the members present must elect as chairperson of the meeting:

(4) another Director who is present and willing to act; or

(5) if no other Director willing to act is present at the meeting, a member who is present and willing to act.

**5.6 Adjournment of General Meetings**

(a) The chairperson of a general meeting may with the consent of the meeting, and must if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

(b) Where a meeting is adjourned for 14 days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

(c) Except as provided by clause 5.6(b), it is not necessary to give any notice of any adjournment or of the business to be transacted at an adjourned meeting.

**5.7 Decisions at General Meetings**

(a) Except in the case of any resolution which as a matter of law requires a special majority, questions arising at a general meeting are to be decided by a majority of votes cast by the members present at the meeting and any such decision is for all purposes a decision of the members.

(b) In the case of an equality of votes upon any proposed resolution:

(1) the chairperson of the meeting will not have a second or casting vote; and

(2) the proposed resolution is to be taken as having been lost.

(c) A resolution put to the vote of a general meeting must be decided on a show of hands unless:

(1) before a vote is taken;

(2) before the voting result on a show of hands is declared; or

(3) immediately after the declaration of the result of vote or a show of hands,

a poll is demanded by:

(4) the chairperson of the meeting;

(5) members with at least 5% of the votes that may be cast on the resolution on a poll; or

(6) at least five members entitled to vote on the resolution.

(d) A demand for a poll does not prevent the continuation of a general meeting for the transaction of any business other than the question on which the poll has been demanded.

(e) Unless a poll is duly demanded, a declaration by the chairperson of a general meeting that a resolution has on a show of hands been carried or lost, and an entry to that effect in the book containing the minutes of the proceedings of general meetings, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(f) If a poll is duly demanded at a general meeting, it will be taken in such manner and (subject to clause 5.7(g)) either at once or after an interval or adjournment or otherwise as the chairperson of the meeting directs, and the result of the poll will be the resolution of the meeting at which the poll was demanded.

(g) A poll demanded at a general meeting on the election of a chairperson of the meeting or on a question of adjournment must be taken immediately.

(h) The demand for a poll may be withdrawn.

(i) Subject to clause 5.7(g), if a poll has been taken the chairperson of the meeting may close the meeting, provided that the results of any such poll must be declared by notice in appropriate newspapers nominated, at the meeting, by the chairperson of the meeting within two Business Days of closure of the meeting.

**5.8 Voting Rights**

(a) Subject to any rights or restrictions attached to any shares or class of shares, at a general meeting:

(1) on a show of hands, every member present has one vote; and

(2) on a poll, every member present has:

(A) one vote for each fully paid share held by the member; and
(B) a fraction of a vote for each partly paid share held by the member, equivalent to the proportion which the amount paid up (not credited) on the share bears to the total amounts paid and payable (excluding amounts credited) on the share.

(b) Where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member on a show of hands:

(1) the person is entitled to one vote only despite the number of members the person represents; and

(2) that vote will be taken as having been cast for all the members the person represents; and

(3) if the person has been appointed as a proxy under two or more instruments that specify different ways to vote on a resolution, the person may not vote as a proxy on a show of hands, however, if the person is a member, the person may vote on a show of hands without regard to the proxies the person holds.

(c) Where a member appoints two proxies to vote in respect of shares held by the member and both are in attendance:

(1) on a show of hands, only the first person named in the instrument appointing the proxies, or if they are named in separate instruments, the person whose name is earlier in alphabetical sequence, may vote; and

(2) on a poll, each proxy may only exercise votes in respect of those shares for which the proxy has been validly appointed proxy.

(d) In the case of joint holders the vote of the joint holder first named in the register of members in respect of the shares who tenders a vote, whether in person or by proxy, attorney or representative, must be accepted to the exclusion of the votes of the other joint holders.

(e) The parent or guardian of an infant member may vote at any general meeting upon such evidence being produced of the relationship or of the appointment of the guardian as the Directors may require and any vote tendered by a parent or guardian of an infant member in accordance with this clause 5.8(e) must be accepted to the exclusion of the vote of the infant member.

(f) A person entitled under clause 4.3(c) to be registered as the holder of or to the transfer of any shares may vote at any general meeting in respect of those shares in the same manner as if that person were the registered holder of those shares if, before the meeting, the Directors have:

(1) admitted that person's right to vote at the meeting in respect of those shares; or

(2) been satisfied of that person's right to be registered as the holder of, or transferee of, those shares,

and any vote tendered by such a person in accordance with this clause 5.8(f) must be accepted to the exclusion of any other vote purported to be cast for the registered holder of those shares.

(g) Where a member holds any share upon which any call or other sum of money payable to Qantas has not been duly paid:

(1) that member is only entitled to be present at a general meeting and vote if other shares are held by that member upon which no money is then due and payable; and

(2) on a poll, that member is not entitled to vote in respect of that share but may vote in respect of any other shares held upon which no money is then due and payable.

(h) A member is not entitled to vote on any resolution if the Listing Rules provide that:

(1) the member must not vote or must abstain from voting on the resolution; or

(2) a vote on the resolution by the member must be disregarded for the purposes of the Listing Rules,

and if the member does vote on such a resolution, his or her vote must not be counted.

(i) An objection to the qualification of a person to vote at a general meeting:

(1) must be raised before or at the meeting at which the vote objected to is given or tendered; and

(2) must be referred:

(A) if it is raised before the meeting, to the Directors; or
(B) if it is raised at the meeting, to the chairperson of the meeting,

whose decision is final.

(j) A vote not disallowed by the Directors or the chairperson of a meeting under clause 5.8(i) is valid for all purposes.

**5.9 Representation at General Meetings (including Proxies)**

(a) Subject to this Constitution, each member entitled to vote at a meeting of members may vote:

(1) in person;

(2) by not more than two proxies;

(3) by an attorney; or

(4) where the member is a body corporate, by its representative appointed in accordance with the Corporations ActLaw. [Amended 2002 AGM]

(b) An attorney or representative may be appointed for all general meetings, or for any number of general meetings, or for a particular general meeting.

(c) A proxy, attorney or representative may, but need not, be a member of Qantas.

(d) Subject to clause 5.2(b)(3)(B), an instrument appointing a proxy, attorney or representative may be in any usual form or any other form that the Directors approve.

(e) Unless otherwise provided in the instrument (even though the instrument may refer to specific resolutions and may direct the proxy, attorney or representative how to vote on those resolutions) an instrument appointing a proxy, attorney or representative will be taken to confer authority:

(1) to vote on any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion;

(2) to vote on any procedural motion, including any motion to elect the chairperson of the meeting, to vacate the chair or to adjourn the meeting;

(3) to speak to any proposed resolution on which the proxy, attorney or representative may vote; and

(4) to demand or join in demanding a poll on any resolution on which the proxy, attorney or representative may vote.

(f) Where a member appoints two proxies to vote in respect of the member's shares at the same general meeting and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the votes.

(g) An instrument appointing a proxy or attorney may direct the manner in which the proxy or attorney is to vote in respect of a particular resolution and, where an instrument so provides, the proxy or attorney is not entitled to vote on the proposed resolution except as directed in the instrument.

(h) An appointment of a proxy or attorney must be in writing and:

(1) in the case of a natural person, signed by the appointer; or

(2) in the case of a body corporate, executed in a form acceptable to the Directors.

For the purposes of this clause 5.9(h) and clause 5.9(i), the appointment of a proxy or attorney which is sent by electronic message to an electronic address specified for that purpose in the notice convening the meeting will be taken to have been signed (in the case of a natural person) or executed in a form acceptable to the Directors (in the case of a body corporate) if the appointment:

(A) includes or is accompanied by a personal identification code allocated by Qantas to the member making the appointment; or

(B) has been authorised by the member in another manner approved by the Directors. [Amended 2003 AGM]

(i) A proxy may not vote at a general meeting unless the instrument appointing the proxy (and a copy of any power of attorney or other authority under which the instrument is signed) are ~~deposited at the registered office of Qantas (or at such other place specified for that purpose in the notice convening the meeting) or received by facsimile at the registered office~~received at the registered office of Qantas or are sent to and received at a facsimile number at that office or are sent to and received at another facsimile number or address including an electronic address specified for that purpose in the notice convening the meeting not less than 48 hours before: [Amended 2002 AGM]

(1) in the case of a meeting or an adjourned meeting, the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(2) in the case of a poll, the time appointed for the taking of the poll.

(j) A vote given in accordance with the terms of an instrument appointing a proxy or attorney is valid even if, before the proxy or attorney votes:

(1) the appointing member dies;

(2) the member is mentally incapacitated;

(3) the member revokes the proxy's or attorney's appointment;

(4) the member revokes the instrument or the authority under which the proxy or attorney was appointed by a third party; or

(5) the member transfers the share in respect of which the proxy or attorney was given,

if no notice in writing of the death, mental incapacity, revocation or transfer has been received by Qantas before the start or resumption of the relevant meeting.

(k) A vote given in accordance with the terms of an instrument appointing a proxy or attorney is valid despite the transfer of the share in respect of which the instrument was given if the transfer is not registered by the time at which the instrument appointing the proxy or attorney is required to be ~~deposited, tabled or produced~~received under clause 5.9(i). [Amended 2002 AGM]

(l) The appointment of a proxy or attorney is not revoked by the appointer attending and taking part in the general meeting but, if the appointer votes on any resolution, the person or persons acting as proxy or attorney for the appointer are not entitled to vote, and must not vote, as the appointer's proxy or attorney on the resolution.

## PART 6
## DIRECTORS

### 6.1 Number of Directors

(a) The number of Directors, until otherwise resolved by Qantas by special resolution~~,~~ must be not less than three and not more than 12.

(b) At all times, at least two-thirds of the Directors must be Australian Citizens. [Qantas Sale Act s.7(1)(f)]

(c) Substantial Foreign Shareholders in aggregate may not vote to appoint any more than one third of the Directors. [Qantas Sale Act s.7(1)(e)]

(d) Subject to the provisions of clause 6.1(c) the right of BA or the Relevant BA Subsidiary to appoint a Director under clause 6.4 shall take precedence over any right of a Substantial Foreign Shareholder to vote to appoint a Director under clause 6.3.

(e) The remaining Directors shall remove any Director appointed under a resolution or notice of appointment in breach of this clause 6.1.

(f) Except as provided for in clause 6.4, no holder of BA Shares can vote in respect of its BA shares to appoint a Director.

### 6.2 BA Directors and Non-BA Directors

(a) The board of Directors shall comprise:

(1) BA Directors appointed in accordance with clause 6.4; and

(2) Non-BA Directors appointed in accordance with clause 6.3 or clause 6.5.

(b) Where, by reason of a change in the number of BA Shares required for the appointment of BA Directors in accordance with clause 6.4 (and in the case only where clause 2.5(j) applies a percentage of BA Shares is not restored in accordance with clause 2.5(j) within the time period referred to in that clause), there is a reduction in the number of BA Directors or Non-BA Directors permitted by this clause 6.2 (including without limitation a reduction in the number of BA Shares held by a member), then:

(1) that number of BA Directors or Non-BA Directors (as the case requires) as exceeds the permitted number must immediately vacate office;

(2) the Non-BA Director to vacate office shall be decided by agreement of the non-BA Directors or, in the absence of agreement, by lot; and

(3) the BA Director to vacate office shall be decided by agreement of the BA Directors or, in the absence of agreement, by lot.

### 6.3 Appointment and Removal of Non-BA Directors

(a) (1) This clause 6.3 is to be read subject to clause 6.1.

(2) The members may by ordinary resolution appoint or remove a Non-BA Director.

(b) (1) At the annual general meeting of Qantas one third of the Non-BA Directors (rounded down, if required, to the nearest whole number), but excluding the Managing Director, shall retire from office, such one-third not to include any Non-BA Director retiring in accordance with clauses 6.2(b) or 6.5(b). [Amended 2000 AGM]

(2) The Non-BA Directors to retire at an annual general meeting are those who have been longest in office since their last election, but as between persons who became Directors on the same day, those to retire shall (unless they otherwise agreed among themselves) be determined by lot.

(3) A Non-BA Director retiring under this clause 6.3 or clause 6.5(b) shall be eligible for re-election and shall act as a Director throughout the meeting at which he or she retires.

(4) No Non-BA Director (other than the Managing Director) shall remain in office for a period in excess of three years or after the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself or herself for re-election. [Amended 2000 AGM]

(5) Subject to clause 6.2, the members may, at the meeting at which a Non-BA Director retires, by ordinary resolution fill the vacated office by electing a person to that office.

(6) A person may only be elected to the office of a Non-BA Director at a general meeting if:

(A) the person is a Director retiring from office under this clause 6.3 or clause 6.5(b) and standing for re-election at that meeting;

(B) the person has been nominated by the Directors for election at that meeting; or

(C) [Deleted 2000 AGM]

(D) the person has been nominated by:

(i) members with at least 5% of the votes attaching to all the Voting Shares other than BA Shares in Qantas; or

(ii) at least 100 members entitled to vote at a general meeting,

and who have given Qantas notice under section 249N of the Corporations Act~~Law~~. [Amended [illegible] AGM]

(c) In any decision of Qantas in general meeting to appoint or remove a Non-BA Director in accordance with this clause 6.3 or otherwise, the only members entitled to vote are holders of Voting Shares other than BA Shares.

(d) For the purposes only of clauses 6.3 and 6.4, Voting Shares in Qantas other than BA Shares constitute a separate class of share.

### 6.4 Appointment and Removal of BA Directors

(a) Subject to the provisions of clause 6.1, where the BA Group holds in aggregate BA Shares constituting 10% or more of all the Voting Shares in Qantas, BA or the Relevant BA Subsidiary may appoint or remove such number of BA Directors as is calculated as follows:

(1) for as long as the BA Group holds in aggregate BA Shares constituting more than 22.5% of all the Voting Shares in Qantas, BA or the Relevant BA Subsidiary may appoint or remove up to three Directors;

(2) for as long as the BA Group holds in aggregate BA Shares constituting more than 15% but not more than 22.5% of all the Voting Shares in Qantas, BA or the Relevant BA Subsidiary may appoint or remove up to two Directors; and

(3) for as long as the BA Group holds in aggregate BA Shares constituting more than 10% but not more than 15% of all the Voting Shares in Qantas, BA or the Relevant BA Subsidiary may appoint or remove up to one Director.

(b) The Directors must keep records from time to time so as to enable calculations to be made in accordance with the formula set out in clause 6.4(a) to determine, as at that date, the entitlement of BA or the Relevant BA Subsidiary to appoint a BA Director.

(c) Appointment and removal of a BA Director under this clause 6.4 may be effected by written notice to Qantas signed by BA or the Relevant BA subsidiary, such appointment or removal to be effective upon receipt by Qantas of such written notice.

(d) For the purposes of determining the entitlement of BA or the Relevant BA Subsidiary to appoint a BA Director, the Directors' determination is final and binding.

(e) If a resolution in general meeting is adopted to remove a BA Director, BA or the Relevant BA Subsidiary may appoint a successor in accordance with this clause 6.4 and Qantas in general meeting may not appoint a successor.

(f) For the purposes only of clause 6.3 and 6.4, the BA Shares constitute a separate class of share.

### 6.5 Casual Vacancy

(a) Subject to clause 6.1, the Directors may at any time appoint any natural person to be a Non-BA Director, either to fill a casual vacancy or as an addition to the existing Directors.

(b) Any Director appointed in accordance with clause 6.5(a) shall hold office only until the next general meeting of Qantas.

### 6.6 Vacation of Office

The office of a Director becomes vacant:

(a) in the circumstances prescribed by the Corporations Act~~Law~~; [Amended [illegible] AGM]

(b) if the Director becomes of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health; or

(c) if the Director resigns by notice in writing to Qantas.

### 6.7 Remuneration of Directors

(a) Each Director is entitled to such remuneration out of the funds of Qantas as the Directors determine, but the remuneration of non-Executive Directors may not exceed in aggregate in any year the amount fixed by the members in general meeting for that purpose.

(b) The remuneration of Directors:

(1) in the case of all Directors, may be a stated salary or a fixed sum for attendance at each meeting of Directors or both; or

(2) in the case of non-Executive Directors:

(A) may be a share of the amount fixed under clause 6.7(a), divided among them in the manner and in the proportion determined by the Directors and in default equally; and

(B) may include travel benefits up to a level determined by the members in general meeting and to be distributed among them in the manner determined by the Directors,

and if it is a stated salary under clause 6.7(b)(1) or a share of a fixed sum under clause 6.7(b)(2)(A), will accrue from day to day.

(c) The remuneration payable by Qantas to a Director must not include a commission on, or percentage of, operating revenue.

(d) The Directors are entitled to be paid all travelling and other expenses properly incurred by them in connection with the affairs of Qantas, including attending and returning from general meetings of Qantas or meetings of the Directors or of committees of the Directors.

(e) Subject to clause 6.7(a), if a Director renders or is called upon to perform extra services or to make any special exertions in connection with the affairs of Qantas, the Directors may arrange for a special remuneration to be paid to that Director, either in addition to or in substitution for that Director's remuneration under clause 6.7(b).

(f) The salary paid to an Executive Director is not to be included in the amount fixed in accordance with clause 6.7(a).

(g) The Directors may make a lump sum payment in respect of past services to any Director or to the widow or widower or dependants of any Director on or at any time after the Director ceases to hold office as Director.

(h) The Directors may establish or support or assist in the establishment or support of funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to the Directors.

**6.8 Share Qualifications**

(a) A Director is not required to hold any shares in Qantas by way of qualification.

(b) A Director who is not a member of Qantas is nevertheless entitled to attend and speak at general meetings.

**6.9 Interested Directors**

(a) A Director may hold any other office or place of profit in Qantas (other than auditor) in conjunction with his or her directorship and may be appointed to that office or place upon such terms as to remuneration, tenure of office and otherwise as the Directors think fit.

(b) A Director of Qantas may be or become a Director or other officer of, or otherwise interested in, any related body corporate or any other body corporate promoted by Qantas or in which Qantas may be interested as a shareholder or otherwise and (unless otherwise agreed) is not accountable to Qantas for any remuneration or other benefits received by the Director as a Director or officer of, or from having an interest in, that body corporate.

(c) A Director is not disqualified merely because of being a Director from contracting with Qantas in any respect including, without limitation:

(1) selling any property to, or purchasing any property from, Qantas;

(2) lending any money to, or borrowing any money from, Qantas with or without interest and with or without security;

(3) guaranteeing the repayment of any money borrowed by Qantas for a commission or profit;

(4) underwriting or guaranteeing the subscription for shares in Qantas or in any related body corporate or any other body corporate promoted by Qantas or in which Qantas may be interested as a shareholder or otherwise, for a commission or profit; or

(5) being employed by Qantas or acting in any professional capacity (other than auditor) on behalf of Qantas.

(d) No contract made by a Director with Qantas and no contract or arrangement entered into by or on behalf of Qantas in which any Director may be in any way interested is avoided or rendered

voidable merely because of the Director holding office as a Director or of the fiduciary obligations arising out of that office.

(e) No Director contracting with or being interested in any arrangement involving Qantas is liable to account to Qantas for any profit realised by or under any such contract or arrangement merely because of the Director holding office as a Director or of the fiduciary obligations arising out of that office.

(f) A Director who has a material personal interest in any matter to be considered at a meeting of Directors must not:

(1) be present while the matter is being considered at the meeting; or

(2) vote on the matter,

unless permitted by the Corporations Act ~~Law~~ to do so, in which case the Director may: [Amended 2003 AGM]

(1) be counted in determining whether or not a quorum is present at any meeting of Directors considering that matter;

(2) sign or countersign any document relating to that matter; and

(3) vote in respect of, or in respect of any thing arising out of, that matter.

[Inserted 2000 AGM]

(g) Each Director who has a material personal interest in a matter that relates to the affairs of Qantas must comply with section 191 of the Corporations Act~~Law~~.

[Inserted 2000 AGM] [Amended 2003 AGM]

(h) A Director will be required to declare at a meeting of Directors any:

(1) direct or indirect interest in a contract or proposed contract with Qantas; and

(2) potential or actual conflict of interest arising (whether directly or indirectly) from any office held or property possessed by the Director,

only if the Director is required to do so by the Corporations Act~~Law~~.

[Inserted 2000 AGM] [Amended 2003 AGM]

## 6.10 Powers and Duties of Directors

(a) The Directors are responsible for managing the business of Qantas and may exercise to the exclusion of the members in general meeting all the powers of Qantas which are not required by the Corporations Act~~Law~~, by the Listing Rules or by this Constitution to be exercised by the members in general meeting. [Amended 2003 AGM]

(b) Without limiting the generality of clause 6.10(a), the Directors may exercise all the powers of Qantas to borrow or otherwise raise money, to charge any property or business of Qantas or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of Qantas or of any other person.

(c) The Directors may determine how cheques, promissory notes, bankers drafts, bills of exchange or other negotiable instruments must be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by or on behalf of Qantas.

(d) The Directors may:

(1) appoint or employ any person to be an officer, agent or attorney of Qantas for such purposes with such powers, discretions and duties (including powers, discretions and duties vested in or exercisable by the Directors), for such period and upon such conditions as they think fit;

(2) authorise an officer, agent or attorney to delegate all or any of the powers, discretions and duties vested in the officer, agent or attorney; and

(3) subject to any agreement entered into with the relevant officer, agent or attorney, remove or dismiss any officer, agent or attorney of Qantas at any time, with or without cause.

(e) A power of attorney may contain such provisions for the protection and convenience of the attorney or persons dealing with the attorney as the Directors think fit.

(f) The powers of the Directors under clauses 6.10(d) and 6.10(e) may be exercised by any two Directors, or a Director and the secretary, by executing a deed in accordance with section 127(1) of the Corporations Act~~Law~~.

[Inserted 2000 AGM] [Amended 2003 AGM]

## 6.11 Proceedings of Directors

(a) The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

(b) The contemporaneous linking together by any technology which facilitates communication of a number of the Directors sufficient to constitute a quorum, constitutes a meeting of the Directors and all the provisions in this Constitution relating to meetings of the Directors apply, so far as they can and with such changes as are necessary, to meetings of the Directors by such technology.

(c) A Director participating in a meeting by any such technology is to be taken to be present in person at the meeting.

### 6.12 Convening of Meetings of Directors

A Director may, whenever the Director thinks fit, convene a meeting of the Directors.

### 6.13 Notice of Meetings of Directors

(a) Subject to this Constitution, notice of a meeting of Directors must be given to each person who is at the time of giving the notice a Director.

(b) A notice of a meeting of Directors:

(1) must specify the time and place of the meeting;

(2) must state the nature of any business to be transacted at the meeting which is of the type referred to in clause 6.17(c);

(3) must be given not less than five days before the meeting; and

(4) may be given in person or by post, facsimile transmission, electronic message, telephone or other method of written, audio or audio visual communication. [Amended 2003 AGM]

(c) A Director may waive notice of any meeting of Directors by notifying Qantas to that effect in person or by post, facsimile transmission, electronic message, telephone or other method of written, audio or audio visual communication. If at least half of the Directors, including at least one BA Director, waive notice in accordance with this clause 6.13(c), the meeting of Directors may be held at any time after such waivers are received by the secretary. [Amended 2003 AGM]

(d) Failure to give notice to a Director of a meeting of Directors does not invalidate any act, matter or thing done or resolution passed at the meeting if:

(1) the failure occurred by accident or error;

(2) before or after the meeting, the Director:

(A) has waived or waives notice of that meeting under clause 6.13(c); or
(B) has notified or notifies Qantas of the Director's agreement to that act, matter, thing or resolution personally or by post, facsimile transmission, electronic message, telephone or other method of written, audio or audio visual communication; or [Amended 2003 AGM]

(3) the Director or an Alternate Director appointed by the Director attended the meeting.

(e) Attendance by a person at a meeting of Directors waives any objection that person may have to a failure to give notice of the meeting and:

(1) if the person is a Director, any objection that an Alternate Director appointed by that person; or

(2) if the person is an Alternate Director, any objection that the Director who appointed that person as Alternate Director and any other Alternate Director appointed by that Director,

may have to a failure to give notice of the meeting.

### 6.14 Quorum at Meetings of Directors

(a) No business may be transacted at a meeting of Directors, unless a quorum of Directors is present at the time the meeting proceeds to business.

(b) A quorum consists of three Directors which must include:

(1) a majority of Non-BA Directors who are Australian Citizens; and

(2) at least one BA Director unless BA or the Relevant BA Subsidiary waives that requirement or unless no BA Directors have been appointed under clause 6.4.

(c) A Director is to be taken to be present at a meeting of Directors if the Director is present in person or by Alternate Director.

(d) In the event of a vacancy in the office of a Director or vacancies in the offices of Directors, the remaining Director or Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, the remaining Director or Directors may act only for the purpose of increasing the number of Directors to a number sufficient to constitute a quorum or of convening a general meeting of Qantas.

### 6.15 Chairperson and Deputy Chairperson

Subject to the provisions of clauses 6.16 and 6.17:

(a) The Directors may elect one of the Directors to the office of Chairperson and may determine the period for which that Director is to be Chairperson, provided that the person is an Australian citizen and the person is approved by the Nominations Committee. [Qantas Sale Act s.7(1)(j)]

(b) The Directors may elect one of the Directors to the office of Deputy Chairperson and may determine the period for which that Director is to be Deputy Chairperson.

(c) The office of Chairperson or Deputy Chairperson shall not be treated as an extra service or special exertion performed by the Director holding that office for the purposes of clause 6.7(e).

(d) The Chairperson (if present within 10 minutes after the time appointed for the holding of the meeting and willing to act) must preside as chairperson at each meeting of Directors.

(e) If at a meeting of Directors:

(1) there is no Chairperson;

(2) the Chairperson is not present within 10 minutes after the time appointed for the holding of the meeting; or

(3) the Chairperson is present within that time but is not willing to act as chairperson of the meeting,

then if the Directors have elected a Deputy Chairperson, the Deputy Chairperson (if present within 10 minutes after the time appointed for the holding of the meeting and willing to act) must preside as the chairperson of the meeting.

(f) Subject to clause 6.15(e), if at a meeting of Directors:

(1) there is no Deputy Chairperson;

(2) the Deputy Chairperson is not present within 10 minutes after the time appointed for the holding of the meeting; or

(3) the Deputy Chairperson is present within that time but is not willing to act as chairperson of the meeting,

the Directors present must elect one of themselves to be chairperson of the meeting.

### 6.16 Chairperson to be Australian Citizen

At all times the person presiding as chairperson at a meeting of Directors must be an Australian Citizen. [Qantas Sale Act s.7(1)(j)]

### 6.17 Decisions of Directors

(a) A meeting of Directors at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Directors under this Constitution.

(b) Questions arising at a meeting of Directors are to be decided by a majority of votes cast by the Directors present and any such decision is for all purposes a determination of the Directors.

(c) For the specific purpose of ensuring that Qantas both maximises its profitability and operates in a manner otherwise consistent with the objective of maintaining a strong, viable and dynamic Australian aviation industry, the following actions by Qantas or any of its Subsidiaries require the approval of two-thirds of all the Directors of Qantas, and in the case of the action referred to in clause 6.17(c)(6) the approval of a majority of votes in accordance with clause 6.17(b) as well as the approval of all the BA Directors:

(1) the adoption by the Directors of the annual operating budget of Qantas;

(2) any capital or other expenditure, incurrence of debt (other than drawing on existing debt facilities) or any other actions by Qantas or its Subsidiaries in excess, for any item (but aggregating all amounts for such item) of $50,000,000 except as provided for in the annual operating budget for Qantas and its Subsidiaries previously approved by the Directors;

(3) the entry by Qantas into any major commercial or joint venture agreement, merger, takeover or business acquisition which may be reasonably expected to materially adversely affect the value of the BA shareholding in Qantas or be materially inconsistent with the commercial agreements between BA and Qantas;

(4) the disposal for value by Qantas of material Operating Rights including slots or route licences;

(5) the issue of shares or options in respect of shares;

(6) the delegation of any powers of the Directors to a Director or officer or any committee of the Directors insofar as they concern matters which are referred to in this clause 6.17(c); or

(7) the buy-back by Qantas of shares in itself under clause 2.7. [Amended 2000 AGM]

The BA Directors may, in their absolute discretion, determine whether to grant the approval.

(d) In the case of an equality of votes upon any proposed resolution the chairperson of the meeting will not have a second or casting vote and the proposed resolution is to be taken as having been lost.

## 6.18 Written Resolutions

(a) If a document containing a statement to the effect that an act, matter or thing has been done or resolution has been passed:

(1) is sent to all Directors;

(2) is assented to by at least half of the Directors including at least one BA Director; and

(3) in the case of a resolution requiring approval in accordance with clause 6.17(c), is assented to by the required number of Directors,

that act, matter, thing or resolution is to be taken as having been done at or passed by the Directors without a meeting.

(b) For the purposes of clause 6.18(a):

(1) the written resolution is to be taken as having been passed:

(A) if the Directors assented to the document on the same day, on that day at the time at which the document was last assented to by a Director; or

(B) if the Directors assented to the document on different days, on the day on which, and at the time at which, the document was last assented to by a Director required under clause 6.18(a) to assent to the document;

(2) two or more separate documents in identical terms each of which is assented to by one or more Directors are to be taken as constituting one document; and

(3) a Director may signify assent to a document by signing and returning the document to Qantas in person, by post, ~~or by~~ facsimile transmission or by electronic message. [Amended 2003 AGM]

(c) Where a document is assented to in accordance with clause 6.18(a), the document must be included in the minute book.

## 6.19 Alternate Directors

(a) A Director other than an Alternate Director (in this clause 6.19, an '**appointor**') may appoint:

(1) a person to be the appointor's Alternate Director for such period as the appointor thinks fit; and

(2) another person to be the appointor's Alternate Director in the absence of any Alternate Director appointed under clause 6.19(a)(1).

(b) An Alternate Director must be:

(1) a Director of Qantas; or

(2) any other person who is approved by the Nominations Committee.

(c) One person may act as Alternate Director to more than one appointor.

(d) If the appointor is not present at a meeting, an Alternate Director is entitled to be counted in a quorum and vote as a Director.

(e) An Alternate Director is entitled to a separate vote for each appointor the Alternate Director represents in addition to any vote the Alternate Director may have as Director in his or her own right.

(f) An Alternate Director is an officer of Qantas and is not an agent of the appointor.

(g) The provisions of this Constitution which apply to Directors also apply to Alternate Directors, except that Alternate Directors are not entitled in that capacity to any remuneration from Qantas.

(h) In the absence of the appointer, an Alternate Director may exercise any powers that the appointer may exercise and the exercise of any such power by the Alternate Director is to be taken to be the exercise of the power by the appointer.

(i) The office of an Alternate Director is vacated if and when the appointer vacates office as a Director.

(j) The appointment of an Alternate Director may be terminated at any time by the appointer even though the period of the appointment of the Alternate Director has not expired.

(k) An appointment, or the termination of an appointment, of an Alternate Director must be in writing signed by the appointor and takes effect upon receipt by Qantas of notice in writing of the appointment or termination or on the date nominated in the notice, whichever is the later.

(l) In determining whether a quorum is present at a meeting of Directors, an Alternate Director who attends the meeting is to be counted as a Director for each Director he or she represents at the meeting.

(m) An Alternate Director is not to be taken into account in determining the minimum or maximum number of Directors allowed under this Constitution.

### 6.20 Committees of Directors

(a) Subject to clause 6.17(c), the Directors may delegate any of their powers to a committee or committees consisting of such number of Directors as they think fit.

(b) A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors.

(c) The provisions of this Constitution applying to meetings of Directors apply, so far as they can and with such changes as are necessary, to meetings of a committee of Directors except that a quorum shall be one BA Director (unless the holder of BA Shares waives that requirement) and one Non-BA Director.

(d) Membership of a committee of Directors may, if the Directors so resolve, be treated as an extra service or special exertion performed by the members for the purposes of clause 6.7(e).

### 6.21 Nominations Committee

(a) There shall be a Nominations Committee comprising three non-Executive Directors of Qantas. One shall be a BA Director and the other two shall be Non-BA Directors. Members of the Nominations Committee shall be elected by all Directors of Qantas.

(b) The Nominations Committee must approve a person to be appointed as Chairperson and shall only be taken as approving a Chairperson if at least two members of the committee, including the BA Director, have approved that person for that position.

(c) The Nominations Committee must approve a person to be appointed as an Alternate Director and shall only be taken as approving an Alternate Director if at least two members of the committee have approved that person for that position.

### 6.22 Delegation to Individual Directors or Officers

(a) *Subject to clause 6.17(c), the Directors may delegate any of their powers in accordance with the* Corporations Act~~Law~~.
[Amended 2000 AGM] [Amended 2002 AGM]

(b) Any person to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors.
[Amended 2000 AGM]

(c) Acceptance of such a delegation by a Director may, if the Directors so resolve, be treated as an extra service or special exertion performed by the Director for the purposes of clause 6.7(e).
[Amended 2000 AGM]

**6.23 Validity of Acts**

(a) All acts done by any person acting as a Director are, even if it is discovered afterwards that there was a defect in the person's appointment as a Director or that the person was disqualified to be a Director, valid as if the person has been duly appointed as, and was qualified to be, a Director.

(b) All acts done by a meeting of Directors or a committee of Directors are, even if it is discovered afterwards that there was a defect in the appointment of a person as a Director or that a person appointed as a Director was disqualified to be a Director, valid as if the person had been duly appointed as, and was qualified to be, a Director.

## PART 7
## EXECUTIVE OFFICERS

**7.1 Managing Director**

(a) The Directors shall appoint a Director who is a Non-BA Director to the office of Managing Director. That person shall be the chief executive of Qantas.

(b) The Managing Director's appointment as Managing Director automatically terminates if the Managing Director ceases to be a Director.

**7.2 Deputy Managing Directors**

(a) The Directors may appoint a Director to the office of Deputy Managing Director.

(b) A Deputy Managing Director's appointment as Deputy Managing Director automatically terminates if the Deputy Managing Director ceases to be a Director.

**7.3 Chief Financial Officer**

(a) The Directors shall appoint a director who is a Non-BA Director to the office of Chief Financial Officer of Qantas.

(b) The Chief Financial Officer's appointment as Chief Financial Officer automatically terminates if the Chief Financial Officer ceases to be a Director.

**7.4 Executive Directors**

(a) The Directors may confer on an Executive Director such titles as they think fit.

(b) An Executive Director may be appointed on one or more of the following bases:

(1) that the Executive Director's appointment as a Director automatically terminates if the Executive Director ceases to be an officer of Qantas, or of a related body corporate, in a capacity other than Director; or

(2) that the Executive Director's appointment as an officer of Qantas, or of a related body corporate, in a capacity other than Director automatically terminates if the Executive Director ceases to be a Director.

**7.5 Secretaries**

(a) The Directors may appoint one or more secretaries.

(b) The Directors may appoint one or more assistant secretaries.

***7.6 Provisions Applicable to All Executive Officers***

(a) A reference in this clause 7.6 to an Executive Officer is a reference to a Managing Director, Deputy Managing Director, Chief Financial Officer, Executive Director, secretary or assistant secretary appointed under this Part 7.

(b) The appointment of an Executive Officer may be for such period, at such remuneration and upon such conditions as the Directors think fit.

(c) Subject to the terms of any agreement entered into between Qantas and the relevant Executive Officer, any Executive Officer of Qantas may be removed or dismissed by the Directors at any time, with or without cause.

(d) The Directors may, subject to clause 6.17(c):

(1) confer on an Executive Officer such powers, discretions and duties (including any powers, discretions and duties vested in or exercisable by the Directors) as they think fit;

(2) withdraw, suspend or vary any of the powers, discretions and duties conferred on an Executive Officer; and

(3) authorise the Executive Officer to delegate all or any of the powers, discretions and duties conferred on the Executive Officer.

(e) An Executive Officer is not required to hold any shares to qualify for appointment.

(f) All acts done by any person acting as an Executive Officer, even if it is discovered afterwards that there was a defect in the person's appointment as an Executive Officer or that the person was disqualified to be an Executive Officer, are valid as if the person had been duly appointed as, and was qualified to be, an Executive Officer.

## PART 8
## EXECUTION OF DOCUMENTS

### 8.1 Register of Documents Executed in Accordance with Section 127 of the Corporations ActLaw

Qantas must keep a register of the documents it executes in accordance with section 127 of the Corporations Act Law and, upon execution of a document, must enter in the register particulars of the document, giving in each case the date of the document, the names of the parties to the document, a short description of the document and the names of the persons who signed the document. [Amended 2003 AGM]

### 8.2 Signing of Certificates

The Directors may determine either generally or in a particular case that the signature of any Director or secretary is to be affixed to any certificate for securities in Qantas by some mechanical or other means.

## PART 9
## DISTRIBUTION OF PROFITS

### 9.1 Dividends

(a) Subject to the rights of persons entitled to shares with special rights to dividends, the Directors may declare and authorise the payment by Qantas of a dividend.

(b) The Directors may declare and authorise the payment by Qantas to the members of such interim dividends as appear to the Directors to be justified by the financial position of Qantas.

(c) Interest is not payable by Qantas in respect of any dividend.

(d) (1) The Directors may, before declaring any dividend, set aside out of the profits of Qantas such sums as they think proper as reserves to be applied, at the discretion of the Directors, for any purpose for which the profits of Qantas may be properly applied.

(2) Pending any such application, the reserves may, at the discretion of the Directors, be used in the business of Qantas or be invested in such investments as the Directors think fit.

(3) the Directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those to a reserve.

(e) The Directors may, subject to the Listing Rules, fix a record date in respect of a dividend.

(f) A transfer of shares does not pass the right to any dividend declared on the shares unless the transfer is registered or left with Qantas for registration in accordance with clause 4.2 on or before: [Amended 2003 AGM]

(1) where the Directors have fixed a record date in respect of that dividend, that date; or

(2) where the Directors have not fixed a record date in respect of that dividend, the date the dividend was declared.

(g) (1) Subject to the rights of persons (if any) entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid (not credited) on the shares in respect of which the dividend is paid.

(2) All dividends shall be apportioned and paid proportionately to the ratio of the amount paid (not credited) on the shares to the amounts paid and payable (excluding amounts credited) on the shares during any portion or portions of the period in respect of which the dividend is paid, but, if any share is issued on terms providing that it will rank for dividend as from a particular date, that share ranks for dividend accordingly.

(3) An amount paid on a share in advance of a call shall not be taken for the purposes of this clause 9.1(g) to be paid on the share.

(h) The Directors may deduct from any dividend payable to a member all sums of money (if any) presently payable by the member to Qantas on account of calls or otherwise in relation to shares in Qantas.

(i) (1) When declaring a dividend the Directors may direct payment of the dividend wholly or partly by the distribution of specific assets, including paid up shares in, or debentures of, any other corporation.

(2) Where a difficulty arises in regard to such a distribution, the Directors may settle the matter as they consider expedient and fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments will be made to any members on the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as the Directors consider expedient.

(j) (1) Any dividend, interest or other money payable in cash in respect of shares may be paid by cheque sent through the post directed to:

(A) the address of the holder as shown in the register of members, or in the case of joint holders, to the address shown in the register of members as the address of the joint holder first named in that register; or

(B) to such other address as the holder or joint holders in writing directs or direct.

(2) Any one or two or more joint holders may give effectual receipts for any dividends, interest or other money payable in respect of the shares held by them as joint holders.

**9.2 Capitalisation of Profits**

Subject to any rights and restrictions attaching to any shares or any class of shares, the Directors may capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve accounts or the profit and loss account or otherwise available for distribution to members, in the proportions to which those members would have been entitled in a distribution of that sum by way of dividend, unless the Directors determine in a particular case that the capitalisation should not be pro-rata.

**9.3 Ancillary Powers**

For the purpose of giving effect to any resolution for the satisfaction of a dividend by the distribution of specific assets under clause 9.1(i)(1) or the capitalisation of any amount under clause 9.2, the Directors may:

(a) settle as they think expedient any difficulty that may arise in making the distribution or capitalisation and, in particular, determine that amounts or fractions of less than a particular value determined by the Directors may be disregarded in order to adjust the rights of all parties;

(b) fix the value for distribution of any specific assets;

(c) pay cash or issue debentures to any members in order to adjust the rights of all parties;

(d) vest any such specific assets or cash or debentures in trustees upon such trusts for the persons entitled to the dividend or capitalised amount as may seem expedient to the Directors; and

(e) authorise any person to make, on behalf of all the members entitled to any further shares or other securities as a result of the distribution or capitalisation, an agreement with Qantas or another body corporate providing, as appropriate:

(1) for the issue to them of such further shares or other securities; or

(2) for the payment by Qantas on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised.

### 9.4 Dividend Reinvestment Plans

The Directors may:

(a) implement a dividend reinvestment plan under which the whole or any part of any dividend due to members who participate in the plan on their shares or any class of shares may be applied in *subscribing for securities of Qantas or of a related body corporate;* and

(b) amend, suspend or terminate any dividend reinvestment plan so implemented.

### 9.5 Dividend Selection Plan

The Directors may:

(a) implement a dividend selection plan on such terms as they think fit under which participants may elect to:

(1) receive a dividend from Qantas paid wholly or partly out of any particular fund or reserve or out of profits derived from any particular source; or

(2) forego a dividend from Qantas in place of some other form of distribution from Qantas or another body corporate or a trust; and

(b) amend, suspend or terminate any dividend selection plan so implemented.

### 9.6 Bonus Share Plans

The Directors may:

(a) implement a bonus share plan on such terms as they think fit under which participants may elect to forgo the whole or any part of any dividend due to them on their shares and, in lieu of that dividend, be issued bonus shares in Qantas; and

(b) amend, suspend or terminate any bonus share plan so implemented.

## PART 10
## WINDING UP

### 10.1 Distribution of Surplus

Subject to the rights or restrictions attached to any shares or class of shares, if Qantas is wound up and the value of the property of Qantas available for distribution among the members exceeds the capital paid up at the commencement of the winding up, any excess must be divided among the members in proportion to the shares held by them, irrespective of the amounts paid or credited as paid on the shares.

### 10.2 Division of Property

(a) If Qantas is wound up, the liquidator may, with the sanction of a special resolution:

(1) divide among the members the whole or any part of the property of Qantas; and

(2) determine how the division is to be carried out as between the members or different classes of members.

(b) Any division under clause 10.2(a) may be otherwise than in accordance with the legal rights of the members and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part.

(c) Where a division under clause 10.2(a) is otherwise than in accordance with the legal rights of the members, a member is entitled to dissent and to exercise the same rights as if the special resolution sanctioning that division were a special resolution passed under section 507 of the Corporations ActLaw. [Amended 2000 AGM]

(d) If any of the property to be divided under clause 10.2(a) includes securities with a liability to calls, any person entitled under the division to any of the securities may within 10 days after the passing of the special resolution referred to in that clause, by notice in writing direct the liquidator to sell the person's proportion of the securities and to account for the net proceeds and the liquidator must, if practicable, act accordingly.

(e) Nothing in this clause 10.2 derogates from or affects any right to exercise any statutory or other power which would have existed if this clause 10.2 were omitted.

(f) Clause 9.3 applies, so far as it can and with such changes as are necessary, to a division by a liquidator under clause 10.2(a) as if references in clause 9.3 to the Directors and to a distribution or capitalisation were references to the liquidator and to the division under clause 10.2(a) respectively.

## PART 11
## MINUTES AND RECORDS

### 11.1 Minutes

The Directors must cause minutes of all proceedings of:

(a) general meetings;

(b) meetings of the Directors;

(c) meetings of committees of the Directors; and

(d) written resolutions of Directors passed without a meeting,

to be entered within one month after the relevant meeting is held, in books kept for that purpose.

### 11.2 Signing of Minutes

Except in the case of a document entered in the minute book in accordance with clause 6.18(c), those minutes must be signed within a reasonable time after the meeting by the chairperson of the meeting at which the proceedings took place or by the chairperson of the next succeeding meeting.

### 11.3 *Minutes as Evidence*

Any minutes of a meeting purporting to be signed by the chairperson of the meeting or of the next succeeding meeting and any document entered in the minute book in accordance with clause 6.18(c) purporting to be signed by a Director, are (in the absence of proof of the contrary) sufficient evidence:

(a) of the matters stated in the minutes or document; and

(b) in the case of minutes of a meeting, of:

(1) the meeting having been duly convened and held; and

(2) the validity of all proceedings at the meeting.

### 11.4 Inspection of Records

(a) A Director may inspect any record of Qantas including, without limitation, the minute books, accounting records, internal management documents or such other documents or material as the Director requires.

(b) The Directors may determine whether and to what extent and at what time and places and under what conditions, the minute books, accounting records and other documents of Qantas or any of them will be open to the inspection of members other than Directors.

(c) A member other than a Director does not have the right to inspect any books, records or documents of Qantas except as provided by law, or as authorised by the Directors in accordance with clause 11.4(b).

## PART 12
## PROTECTION OF CERTAIN OFFICERS

[Inserted 2000 AGM]

### 12.1 Indemnity

To the fullest extent permitted by law and subject to this clause 12, Qantas indemnifies and will keep indemnified each Director, secretary and assistant secretary against:

(a) any liability (other than for legal costs) incurred by that person as an officer (or former officer) of a Relevant Company; and

(b) any legal costs reasonably incurred by that person in connection with any Claim brought against that person as an officer (or former officer) of a Relevant Company.

### 12.2 Insurance

To the extent permitted by law, Qantas may pay, or agree to pay, a premium directly or indirectly in respect of a contract insuring a person who is or has been an officer of Qantas against a liability incurred by that person as an officer or former officer of Qantas (including any such liability incurred by that person in their capacity as an officer of a Relevant Company).

### 12.3 Interpretation

In this clause 12:

(a) **'Claim'** means:

(1) any:

(A) legal proceedings (whether civil or criminal), administrative proceedings, arbitral proceedings, mediation or other form of alternative dispute resolution (whether or not held in conjunction with any legal, administrative or arbitral proceedings); or

(B) investigation or inquiry by any Regulatory Authority or External Administrator,

relating to, arising out of or in any way connected with any actual or alleged act or omission of the Director as an officer of a Relevant Company; or

(2) any written or oral threat, complaint or demand or other circumstance that might reasonably cause the Director to believe that any proceedings, investigation or inquiry referred to in paragraph (1) above will be initiated;

(b) **'External Administrator'** means a liquidator, provisional liquidator, controller or an administrator;

(c) **'Regulatory Authority'** means the Australian Securities & Investments Commission, the Australian Competition and Consumer Commission, a Royal Commission, a Tribunal, a department of any Australian government, a public authority, or an instrumentality or agency of the Crown in right of the Commonwealth, in right of a State or in right of a Territory or the equivalent of any of them in any other jurisdiction;

(d) **'Relevant Company'** means:

(1) Qantas;

(2) a subsidiary of Qantas; or

(3) any company or other entity of which the officer of Qantas is an officer at the request (whether formal or informal) of Qantas; and

(e) a reference to liability or legal costs incurred by, or an act or omission of, a person 'as an officer of a Relevant Company' is a reference to the person in the capacity of:

(1) a trustee;

(2) a director, an officer or an employee of the Relevant Company; or

(3) a member of a committee,

where the person is or was requested, appointed or nominated by Qantas or any of its subsidiaries to act as such a trustee, director, officer, employee or committee member (as the case may be).

### 12.4 Extent of Indemnity

The indemnity given under clause 12.1:

(a) applies to any liability or legal costs incurred by a person as an officer of a Relevant Company, other than Qantas or a subsidiary of Qantas, only if and to the extent that the person is not indemnified in respect of that liability or those legal costs:

(1) by the Relevant Company; or

(2) under an insurance policy which covers the Relevant Company (other than a policy maintained by Qantas, BA or any of their respective subsidiaries or officers); and

(b) does not apply to any liability or legal costs incurred by a person in respect of an actual or alleged act or omission of the person as an officer of a Relevant Company that occurred at any time after the person had ceased to be an officer of Qantas, except where the person was or remained an officer of the Relevant Company at the time of that act or omission at the request (whether formal or informal) of Qantas.

### 12.5 Related Party Benefits

To the extent that the indemnity under clause 12.1 requires the approval of the members of Qantas in general meeting in accordance with the provisions of the Corporations Act ~~Law~~ dealing with related party transactions, the indemnity to, and only to, that extent has no force and effect, unless and until such approval is obtained. [Amended 2003 AGM]

### 12.6 GST

*The amount of any indemnity payable under this clause 12 will include an additional amount* (**'GST Amount'**) equal to any GST payable by the officer being indemnified (**'Indemnified Officer'**) in connection with the indemnity (less the amount of any input tax credit claimable by the Indemnified Officer in connection with the indemnity). Payment of any indemnity which includes a GST Amount is conditional upon the Indemnified Officer issuing Qantas a GST tax invoice for the GST Amount.

## PART 13
## NOTICES

### 13.1 Notices by Qantas to Members

(a) A notice must be given by Qantas to a member by serving it personally at, or by sending it by post in a prepaid envelope to, the member's address as shown in the register of members or such other address, or by facsimile transmission to such facsimile number, or by electronic message to such electronic address, as the member has supplied to Qantas for the giving of notices or by such other manner as is authorised by the Corporations Act~~Law~~. [Amended 2003 AGM]

(b) A notice may be given by Qantas to the joint holders of a share by giving the notice in the manner authorised by clause 13.1(a) to the joint holder first named in the register of members in respect of the share.

(c) A notice must be given by Qantas to a person referred to in clause 5.2(a)(2) by serving it or sending it in the manner authorised by clause 13.1(a) addressed to the name or title of the person, at or to such address (including electronic address) or facsimile number supplied to Qantas for the giving of notices to that person, or if no address (including electronic address) or facsimile number has been supplied, at or to the address (including electronic address) or facsimile number to which the notice might have been sent if the relevant Transmission Event had not occurred. [Amended 2003 AGM]

(d) Except as provided in clause 13.1(a) the fact that a member or a person referred to in clause 5.2(a)(2) has supplied a facsimile number or electronic address for the giving of notices does not require Qantas to give any notice to that member or person by facsimile or electronic message. [Amended 2003 AGM]

(e) A notice given to a member in accordance with clause 13.1(a) or (b) is, despite the occurrence of a Transmission Event and whether or not Qantas has notice of that occurrence:

  (1) duly given in respect of any shares registered in that person's name, whether solely or jointly with another person; and

  (2) sufficient service on any person entitled to the shares in consequence of the Transmission Event.

(f) A notice given to a person who is entitled to be registered as the holder of, or to a transfer of, any shares is sufficient service on the member in whose name the shares are registered.

(g) Any person who, because of a transfer of shares, becomes entitled to any shares registered in the name of a member is bound by every notice which, before that person's name and address is entered in the register of members in respect of those shares, is given to the member in accordance with this clause 13.1.

### 13.2 Notices by Qantas to Directors

Subject to this Constitution, a notice must be given by Qantas to any Director either by serving it personally at, or by sending it by post in a prepaid envelope to, the Director's usual residential or business address, or such other address, or by facsimile transmission to such facsimile number, or by electronic message to such electronic address, as the Director has supplied to Qantas for the giving of notices. [Amended 2003 AGM]

### 13.3 Notices by Members or Directors to Qantas

Subject to this Constitution, a notice may be given by a member or Director to Qantas by serving it on Qantas addressed to the Chairperson, Managing Director or secretary at, or by sending it by post in a

*prepaid envelope to, the registered office of Qantas, or by facsimile transmission to the principal* facsimile number at the registered office of Qantas or by electronic message to an electronic address notified by Qantas to members or Directors for this purpose. [Amended 2003 AGM]

### 13.4 Notices Posted to Addresses Outside the Commonwealth

A notice sent by post to an address outside the Commonwealth must be sent by airmail.

### 13.5 Time of Service

(a) Where a notice is sent by post, service of the notice is taken to be effected if a prepaid envelope containing the notice is properly addressed and placed in the post and to have been effected:

(1) in the case of a notice of a general meeting, on the day after the date of its posting; or

(2) in any other case, at the time at which the letter would be delivered in the ordinary course of post.

(b) Where a notice is sent by facsimile transmission or electronic message, service of the notice is to be taken to be effected if the correct facsimile number appears on the facsimile transmission report generated by the sender's facsimile machine or if the electronic message is properly addressed, and to have been effected at the time the facsimile transmission or electronic message is sent. [Amended 2003 AGM]

### 13.6 Other Communications and Documents

Clauses 13.1 to 13.5 (inclusive) apply, so far as they can and with such changes as are necessary, to the service of any communication or document.

### 13.7 Notices in Writing

A reference in this Constitution to a notice in writing includes a notice given by facsimile transmission or electronic message or any other form of written communication. [Amended 2003 AGM]

## PART 14
## GENERAL

### 14.1 Submission to Jurisdiction

Each member submits to the non-exclusive jurisdiction of the Supreme Court of the State or Territory in which the registered office of Qantas is located, the Federal Court of Australia and the Courts which may hear appeals from those Courts.

### 14.2 Prohibition and Enforceability

(a) Any provision, or the application of any provision, of this Constitution which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

(b) Any provision, or the application of any provision, of this Constitution which is void, illegal or unenforceable in any place does not affect the validity, legality or enforceability of that provision in any other place or of the remaining provisions in that or any other place.

(c) Any provision, or the application of any provision, of this Constitution which is inconsistent with section 7 of the Qantas Sale Act 1992 (Cth), as amended from time to time, is ineffective and severable from the rest of the Constitution and does not affect the validity and enforceability of the rest of the Constitution.

(d) If a provision of this Constitution is illegal, ineffective or unenforceable:

(1) if the provision would not be illegal, ineffective or unenforceable if a word or words were omitted, that word or those words are severed; and

(2) in any other case, the whole provision is severed,

and the remainder of this Constitution continues in force.

### 14.3 Restricted Securities

Notwithstanding any other provisions of this Constitution:

(a) Qantas shall refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of Restricted Securities which is or might be in breach of the Listing Rules or any escrow agreement entered into by Qantas under the Listing Rules in relation to the Restricted Securities and must, in relation to Restricted Securities which are ~~CHESS Approved~~approved for the purposes of a Prescribed CS facility, take such steps as are open to it under the ~~SCH Business Rules~~Operating Rules of that Prescribed CS facility to give effect to such an escrow agreement; [Amended 2003 AGM]

(b) on a winding up of Qantas, the holders of shares which are Restricted Securities and which are subject to escrow restrictions at the commencement of the winding up shall rank on a return of capital behind all other shares in Qantas; and

(c) in the event of a breach of any escrow agreement entered into by Qantas under the Listing Rules in relation to shares which are Restricted Securities, the member holding the shares in question shall cease to be entitled to any dividends and to any voting rights in respect of those shares for so long as the breach subsists.

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:

.............................................. 23 October 2003
BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

QANTAS

# CONSTITUTION

# of

# QANTAS AIRWAYS LIMITED

(ABN 16 009 661 901)

Adopted 18 November 1998
Amended 16 November 2000
Amended 16 October 2003

## CONSTITUTION
## TABLE OF CONTENTS

## PART 4 TRANSFER AND TRANSMISSION OF SHARES



## PART 5 GENERAL MEETINGS



## PART 6 DIRECTORS



## PART 7 EXECUTIVE OFFICERS

PART 8 EXECUTION OF DOCUMENTS



PART 9 DISTRIBUTION OF PROFITS



PART 10 WINDING UP



PART 11 MINUTES AND RECORDS



PART 12 PROTECTION OF CERTAIN OFFICERS



PART 13 NOTICES



PART 14 GENERAL

# QANTAS AIRWAYS LIMITED

(ABN 16 009 661 901) [Amended 2003 AGM]

A company limited by shares

# CONSTITUTION

Adopted – 18 November 1998
Amended – 16 November 2000
Amended – 16 October 2003

## PART 1
## PRELIMINARY

### 1.1 Name

(a) The name of the company is 'Qantas Airways Limited'.

(b) The name of the company must contain the expression 'Qantas', and for so long as Qantas conducts scheduled international air transport passenger services it must do so under its company name or under a registered business name that includes the expression 'Qantas'. [Qantas Sale Act s.7(1)(e)]

### 1.2 Location of Head Office

The location of the Head Office of Qantas shall at all times remain located within Australia. [Qantas Sale Act s.7(1)(g)]

### 1.3 Location of Principal Operational Centre

Of the facilities, taken in aggregate, which are used by Qantas in the provision of scheduled international air transport services (for example, facilities for the maintenance and housing of Aircraft, catering, marketing, flight operations, training and administration), the facilities located in Australia, when compared with those located in any other country, must represent the principal centre of operations of Qantas. [Qantas Sale Act s.7(1)(h)]

### 1.4 Place of Incorporation

At all times the place of incorporation of Qantas is to remain in Australia. [Qantas Sale Act s.7(1)(k)]

### 1.5 Definitions

In this Constitution:

**'Affected Share'** means any share which is designated as such in accordance with clause 4.7;

**'Aircraft'** means any machine or craft that can derive support in the atmosphere from the reactions of the air; [Qantas Sale Act s.7(7)]

**'Air Service'** means a service of providing air transportation of people or goods, or both people and goods, by:

(a) Regular Public Transport Operation; or

(b) Charter Operation; [Qantas Sale Act s.7(7)]

**'Alternate Director'** means a person appointed as an alternate Director in accordance with clause 6.19;

**'Another Country'** includes any region:

(a) that is part of a foreign country;

(b) that is under the protection of a foreign country; or

(c) for whose international relations a foreign country is responsible; [Qantas Sale Act s.7(7)]

**'ASTC'** has the same meaning as in the Corporations Regulations; [Inserted 2003 AGM]

**'ASTC-regulated transfer'** has the same meaning as in the Corporations Regulations; [Inserted 2003 AGM]

**'Australian Citizen'** means any person who is an Australian citizen as defined in the Australian Citizenship Act 1948; [Qantas Sale Act s.7(7)]

**'Australian International Airline'** means an international airline (other than Qantas) that may be permitted to carry people or goods, or both people and goods, under a Bilateral Arrangement as an airline designated by Australia to operate a scheduled International Air Service; [Qantas Sale Act s.7(7)]

**'Australian Person'** means:

(a) an individual who is an Australian Citizen or is ordinarily resident in Australia;

(b) the Commonwealth, a State or a Territory;

(c) a person who is a nominee of the Commonwealth or of a State or a Territory;

(d) a Commonwealth, State or Territory authority;

(e) a person who is a nominee of a Commonwealth, State or Territory authority;

(f) a local government body (whether incorporated or not) formed by or under a law of a State or a Territory;

(g) a person who is a nominee of a local government body referred to in paragraph (f);

(h) a body corporate that:

(1) is incorporated by or under a law of the Commonwealth or of a State or a Territory; and
(2) is substantially owned and effectively controlled by persons referred to in paragraph (a), (b), (c), (d), (e), (f), (g) or (i); or

(i) a person in the capacity of a trustee, or manager, of a fund in which the total interests (if any) of persons referred to in paragraph (a), (b), (c), (d), (e), (f), (g) or (h) represent 60% or more of the total interests in the fund; [Qantas Sale Act s.7(7)]

**'Australian Territory'** means:

(a) the territory of Australia and of every external territory;

(b) the territorial sea of Australia and of every external territory; and

(c) the air space over any such territory or sea; [Qantas Sale Act s.7(7)]

**'BA'** means British Airways plc;

**'BA Director'** means a Director appointed in accordance with clause 6.4;

**'BA Group'** means BA and its Subsidiaries from time to time;

**'BA Shares'** (formerly designated TSB Shares) means, in respect of the BA Group, that number of Voting Shares in Qantas designated as such from time to time in accordance with clause 2.5;

**'Bilateral Arrangement'** means an agreement or arrangement between:

(a) Australia, or an Entity or organisation nominated or otherwise similarly authorised by Australia to enter into the agreement or arrangement; and

(b) Another Country,

under which the carriage by air of people or goods, or both people and goods, between Australia and the other country is permitted; [Qantas Sale Act s.7(7)]

**'Business Day'** has the meaning given to that term in the Listing Rules;

**'Chairperson'** means the person elected to the office of chairperson of Directors or presiding as such in accordance with clause 6.15;

**'Charter Operation'** means an operation of an Aircraft for the purpose of:

(a) a service of providing air transportation of people or goods, or both people and goods, that:

(1) is provided for a fee payable by persons using the service; and
(2) is not available to the general public on a regular basis,

whether or not the service is conducted in accordance with fixed schedules to or from fixed terminals over specific routes; or

(b) a service of providing air transportation of people or goods, or both people and goods, that:

(1) is provided for a fee payable by persons using the service;
(2) is available to the general public on a regular basis; and
(3) is not conducted in accordance with fixed schedules to or from fixed terminals over specific routes; or

(c) a service of providing air transportation of people or goods, or both people and goods, that:

(1) is not provided for a fee payable by persons using the service;
(2) is conducted in accordance with fixed schedules to or from fixed terminals over specific routes; and
(3) is not available to the general public; [Qantas Sale Act s.7(7)]

[Definition of 'CHESS' deleted 2003 AGM]

[Definition of 'CHESS Approved' deleted 2003 AGM]

**'Commonwealth'** means the Commonwealth of Australia;

**'Corporations Act'** means the Corporations Act 2001 (Cth); [Inserted 2003 AGM]

**'Corporations Regulations'** means the Corporations Regulations 2001 (Cth); [Inserted 2003 AGM]

**'Deputy Chairperson'** means the person elected to the office of deputy chairperson of Directors in accordance with clause 6.15;

**'Director'** means:

(a) a person appointed and acting in the position of a director of Qantas; or

(b) an Alternate Director acting in the capacity of a director of Qantas;

[Definition of 'Entitled' deleted 2000 AGM]

**'Entity'** in relation to the definition of 'Foreign Airline' has the meaning given to that term in the Corporations Act; [Amended 2003 AGM]

**'Exchange'** means the Australian Stock Exchange Limited;

**'Executive Director'** means a Director who is also an employee of Qantas or of a related body corporate of Qantas, in an executive capacity;

**'Foreign Airline'** means:

(a) an Entity which is an air transport enterprise other than:

(1) an Australian International Airline;
(2) Qantas; or
(3) an air transport enterprise offering or operating an Air Service solely within Australian Territory and which, if not incorporated in Australia, does not offer or operate an Air Service in or to a country other than Australia;

(b) an Entity which substantially owns and effectively controls an Entity referred to in paragraph (a), including, for this purpose, any Entity which has a Relevant Interest in 35% or more of the voting rights or Voting Shares in an Entity referred to in paragraph (a); or

(c) an Entity which is substantially owned and effectively controlled by an Entity referred to in paragraph (a), including, for this purpose, any Entity 35% or more of the voting rights or Voting Shares in which the Entity referred to in paragraph (a) has a Relevant Interest; [Qantas Sale Act s.7(7)]

**'Foreign Person'** means:

(a) a Foreign Airline; or

(b) a person (other than a Foreign Airline) who is not an Australian Person; [Qantas Sale Act s.7(7)]

**'Head Office'** means the place of business of Qantas where central management and control are exercised; [Qantas Sale Act s.7(7)]

**'International Airline'** means an air transport enterprise offering or operating an International Air Service; [Qantas Sale Act s.7(7)]

**'International Air Service'** means an Air Service provided by means of a flight:

(a) from a place within Australia to a place outside Australia; or

(b) from a place outside Australia to a place within Australia; [Qantas Sale Act s.7(7)]

**'Intervening Act'** means the refusal, withholding, suspension, non-renewal or revocation of any Operating Right granted to, or enjoyed by, Qantas or any Subsidiary of Qantas, or the imposition of any conditions or limitations upon any such Operating Right which materially inhibit the exercise of such Operating Right, in either case by any state, authority or person;

**'Listed Company'** means a company admitted to, and not removed from, the official list of entities of the Exchange;

**'Listing Rules'** means the Official Listing Rules of the Exchange as varied or waived by a body with power to do so as they apply to Qantas;

**'Managing Director'** means a Director appointed as managing director in accordance with clause 7.1;

**'Minister'** means the Minister of the Commonwealth for the time being having responsibility for aviation matters;

**'Nominations Committee'** means the nominations committee referred to in clause 6.21;

**'Non-BA Director'** means a Director appointed in accordance with clause 6.3;

**'Operating Right'** means an authority, permission, licence or privilege, granted or enjoyed under a Bilateral Arrangement, which enables an Air Service to be operated;

**'Operating Rules'**, in relation to a Prescribed CS facility, means the operating rules of that Prescribed CS facility, within the meaning of Chapter 7 of the Corporations Act; [Inserted 2003 AGM]

**'Prescribed CS facility'** has the same meaning as "prescribed CS facility" has in Chapter 7 of the Corporations Act; [Inserted 2003 AGM]

**'Qantas'** means Qantas Airways Limited ABN 16 009 661 901; [Amended 2003 AGM]

**'Regular Public Transport Operation'** means an operation of an Aircraft for the purpose of an Air Service that:

(a) is provided for a fee payable by persons using the service;

(b) is conducted in accordance with fixed schedules to or from fixed terminals over specific routes; and

(c) is available to the general public on a regular basis; [Qantas Sale Act s.7(7)]

**'Relevant BA Subsidiary'** means the Subsidiary of BA which holds the majority of the BA Shares;

**'Relevant Interest'** has the meaning given to that term in the Qantas Sale Act 1992 (Cth); [Qantas Sale Act s.7(2)]

**'Relevant Share'** means any Voting Share in Qantas in which a Foreign Person has a Relevant Interest;

**'Restricted Securities'** has the meaning given to that term in the Listing Rules;

**'SCH Business Rules'** means the Operating Rules of ASTC in force from time to time; [Amended 2003 AGM]

[Definition of 'Securities Clearing House' deleted 2003 AGM]

**'State'** means a state of the Commonwealth;

**'Subsidiary'** has the meaning given to that term in the Corporations Act; [Amended 2003 AGM]

**'Substantial Foreign Shareholder'** means any Foreign Person who has a Relevant Interest in at least 15% of the issued Voting Shares of Qantas; [Qantas Sale Act s.7(4)]

**'Territory'** means a territory of the Commonwealth;

**'Transmission Event'** means:

(a) in respect of a member who is an individual:

  (1) the death of the member;
  (2) the bankruptcy of the member; or
  (3) the member becoming of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health; and

(b) in respect of a member who is a body corporate, the dissolution of the member or the succession by another body corporate to the assets and liabilities of the member; and

**'Voting Shares'** has the meaning given to that term in the Corporations Act. [Amended 2003 AGM]

## 1.6 Interpretation

(a) A reference in a clause relating to partly paid shares to a call or an amount called in respect of a share includes a reference to a sum that, by the terms of issue of a share, becomes payable on allotment or at a fixed date.

(b) In this Constitution, unless the context otherwise requires, a reference to any statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, varying, consolidating or replacing them, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws under that statute.

(c) In this Constitution, 'person' includes any individual, body corporate, unincorporated body, government, government department, agency and any municipal, local, statutory or other

authority and any combination or association of individuals, bodies corporate, unincorporated bodies, governments, government departments, agencies and municipal, local, statutory or other authorities (in each case whether or not having a separate legal identity).

(d) Headings and cross-references to legislation are inserted for convenience and do not affect the interpretation of this Constitution.

(e) Notwithstanding anything else in this Constitution, a reference to a member for a particular purpose is, where the Corporations Act empowers Qantas to determine who is a member for that purpose by using a particular method or by acting in a particular way, a reference to a member determined by Qantas for that purpose by using that method or by acting in that way. [Amended 2003 AGM]

(f) A reference to something being "written" or "in writing" includes that thing being represented or reproduced in any mode in a visible form (including electronically) or communicated in any other manner approved by the Directors from time to time. [Inserted 2003 AGM]

**1.7 Application of the Corporations Act and Listing Rules**

(a) This Constitution is to be interpreted subject to the Corporations Act and, while Qantas is a Listed Company, the Listing Rules. [Amended 2003 AGM]

(b) Qantas and the Directors must, notwithstanding any contrary provision in this Constitution, comply with the obligations imposed on them under the Corporations Act and, while Qantas is a Listed Company, the Listing Rules and the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules). [Amended 2003 AGM]

(c) Qantas and the Directors must, while Qantas is a Listed Company, exercise their powers in such a way as to ensure the Listing Rules are complied with unless to do so would be unlawful or a breach of duty. This obligation does not detract from or alter the power of Qantas and the Directors to cause Qantas to cease to be a Listed Company.

(d) Unless the contrary intention appears, an expression in a clause which is defined by or that deals with a matter dealt with by:

(1) a provision of the Corporations Act has the meaning given to that expression in that provision of the Corporations Act; or

(2) a provision of the Listing Rules has the meaning given to that expression in that provision of the Listing Rules. [Amended 2003 AGM]

***1.8 Exercise of Powers***

Qantas may exercise any power which under the Corporations Act a company limited by shares may exercise if authorised by its Constitution. [Amended 2003 AGM]

**1.9 Replaceable Rules not to Apply**

The replaceable rules contained in the Corporations Act do not apply to Qantas. [Amended 2003 AGM]

**PART 2**
**SHARE CAPITAL**

**2.1 Shares**

Without prejudice to any special rights conferred on the holders of any shares or class of shares and subject to this Constitution, the Corporations Act and the Listing Rules, the Directors may: [Amended 2003 AGM]

(a) issue, or grant options in respect of, or otherwise dispose of, shares to such persons, for such price, on such conditions, at such times and with such preferred, deferred or other special rights or special restrictions, whether with regard to dividend, voting, return of capital or otherwise, as the Directors think fit;

(b) issue preference shares (including preference shares that are liable to be redeemed); and [Amended 2003 AGM]

(c) on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the time of payment.

## 2.2 Limit on Foreign Ownership

(a) At no time can any one Foreign Person have a Relevant Interest in shares in Qantas which exceeds 25% of the issued share capital of Qantas. [Qantas Sale Act s.7(1)(b)]

(b) At no time can Foreign Persons have Relevant Interests in shares in Qantas which, in aggregate, exceed 49% of the issued share capital of Qantas. [Qantas Sale Act s.7(1)(a)]

(c) At no time can Foreign Airlines have Relevant Interests in shares in Qantas which, in aggregate, exceed 35% of the issued share capital of Qantas. [Qantas Sale Act s.7(1)(aa)]

## 2.3 Overriding Clauses

The provisions of clauses 2.2, 4.7 and 4.8 apply notwithstanding any other provision of this Constitution. All other provisions of this Constitution are to be read subject to clauses 2.2, 4.7 and 4.8.

## 2.4 [Deleted 2003 AGM]

## 2.5 BA Shares

(a) As at the date of this Constitution becoming effective, the issued ordinary shares in Qantas registered in the name of British Airways Investments (Australia) Pty Ltd are initially designated as BA Shares in respect of the BA Group.

(b) A BA Share will automatically cease to be designated as a BA Share if any person, other than a person within the BA Group, acquires a Relevant Interest in that share as a result of any member of the BA Group entering into a transaction or agreement which results in that acquisition.

(c) If a holder of BA Shares fails to provide the information requested by the Directors under clause 4.5 or clause 2.5(h) within 14 days after written notice to do so, the Directors may, by further written notice to the holder, declare that the relevant BA Shares specified in the notice will cease to be designated as BA Shares. Such cessation will take effect on and from the date on which the notice is given to the holder or on such later date as is specified in the notice.

(d) Once any BA Shares have ceased to be designated as BA Shares in accordance with this clause 2.5 they can never be redesignated as BA Shares except as expressly provided in this clause 2.5. Where BA Shares cease to be designated as BA Shares in accordance with clause 2.5(c), then the Directors shall, by written notice to the holder, redesignate such shares as BA Shares where the failure to provide information referred to in clause 2.5(c) was due to honest mistake or was beyond the reasonable control of the holder. Such redesignation will take effect on and from the date on which the notice is given to the holder or on such later date as is specified in the notice.

(e) Where a member holds both BA Shares and other Voting Shares in Qantas, and a third party acquires a Relevant Interest in some (but not all) of the shares held by the member, the Relevant Interest acquired by the third party will be deemed to apply first to the other Voting Shares and then (if applicable) to the BA Shares.

(f) No further shares acquired by a person within the BA Group shall be designated as BA Shares unless:

(1) clauses 2.5(i) and (j) provide otherwise; or

(2) the shares are issued under the terms of any dividend reinvestment plan, dividend selection plan or bonus share plan implemented by Qantas.

(g) A holder of BA Shares must notify the Directors if it becomes aware that:

(1) any person (other than any person within the BA Group) has acquired any Relevant Interest in any of the BA Shares which it holds; or

(2) it has ceased to be a person within the BA Group.

(h) In addition to any power or right of Qantas to seek information under the Corporations Act and under clause 4.5, the Directors may, by written notice, request a holder of BA Shares to provide any or all of the following information: [Amended 2003 AGM]

(1) the total number of BA Shares or other Voting Shares in which the holder of BA Shares held a Relevant Interest at any date;

(2) details of any sale or disposal of any Relevant Interest in shares in Qantas by the holder of BA Shares or any person in the BA Group between any dates;

(3) confirmation that no event referred to in clauses 2.5(g)(1) or (2) has occurred in relation to shares held by the holder of BA Shares; and

(4) any other information which the Directors reasonably consider necessary for the purposes of the proper operation of clause 6.4 and which could reasonably be expected to be within the knowledge of the holder of BA Shares.

(i) (1) This clause 2.5(i) applies if Qantas makes or offers to make an allotment of Voting Shares to all holders of Voting Shares in Qantas, whether by way of bonus or rights or otherwise, pro-rata to those holders' respective holdings (and for this purpose, a dividend reinvestment plan, bonus share plan or dividend selection plan offer is to be taken as pro-rata to holdings). For the purpose of this clause 2.5(i), the total number of shares so offered or allotted to a member is that member's **'Total Entitlement'**.

(2) A holder of BA Shares may, by notice in writing to Qantas, elect to acquire from its Total Entitlement the number of Voting Shares, to be automatically designated as BA Shares, necessary for it to maintain, after the allotment, the proportion that the BA Shares held by the holder represented of all the Voting Shares in Qantas immediately before the allotment. If a holder of BA Shares makes such an election, the designation procedure under clause 2.5(i)(3) or (4) will not apply to any shares acquired by the member under this clause 2.5(i)(2).

(3) Subject to clause 2.5(i)(2), where a member holding BA Shares elects to acquire all or part of its Total Entitlement, any shares so acquired, to the extent of the pro-rata entitlement referable to the BA Shares held by that member, shall be BA Shares.

(4) Where a member holding BA Shares and other Voting Shares elects to acquire only part of its Total Entitlement:

(A) the member may, by giving Qantas notice prior to the allotment of the Voting Shares, elect whether such shares, or any of them, shall be regarded as BA Shares or other Voting Shares provided that the number of BA Shares so allotted does not exceed the maximum number of BA Shares which that member could acquire in accordance with clause 2.5(i)(3); and

(B) if the member does not give notice in accordance with clause 2.5(i)(4)(A):

(i) any shares allotted to that member shall be deemed to be BA Shares provided that the number of BA Shares so allotted does not exceed the maximum number of BA Shares which that member could acquire in accordance with clause 2.5(i)(3); and

(ii) any shares allotted in excess of the maximum number of BA Shares which that member could acquire in accordance with clause 2.5(i)(3) shall not be designated as BA Shares.

(j) If Qantas proposes to make an allotment of Voting Shares other than by way of pro-rata offer to all holders of Voting Shares in Qantas, including an allotment under an employee share plan or share option plan (whether by bonus issue or for value), or proposes to make an allotment under any dividend reinvestment plan, dividend selection plan or bonus share plan introduced by Qantas, with the effect that any BA Shares held by a member will, following that allotment, represent a smaller proportion of all the Voting Shares in Qantas than the proportion immediately prior to the allotment, then:

(1) the Directors must, not less than seven days before the allotment, notify each member who holds BA Shares of an estimate of and upon the allotment being made, notify each member who holds BA Shares of the further number of BA Shares (**'Specified Number'**) which is necessary for it to acquire to maintain the same proportion of BA Shares in relation to all Voting Shares in Qantas as it held immediately prior to the allotment;

(2) any other Voting Shares then held by that member up to the Specified Number shall be automatically designated as BA Shares on notification of the Specified Number;

(3) if the member holds no other Voting Shares or holds a number which is less than the Specified Number, then the member may:

(A) within 30 days following receipt of notice of the Specified Number under clause 2.5(j)(1), acquire further Voting Shares in Qantas on the Exchange up to the Specified Number (after taking account of any shares designated as BA Shares under clause 2.5(j)(2)); or

(B) on the expiry of 30 days following receipt of notice of the Specified Number under clause 2.5(j)(1) if:

(i) the member is unable to acquire further Voting Shares on the Exchange;

(ii) the member is able to acquire further Voting Shares on the Exchange, but at a price greater than the market price of the shares (before any applicable discount) upon which the allotment is based; or

(iii) the member is able to acquire further Voting Shares on the Exchange, but, where the allotment is not based on a market price, at a price greater than the market price at the time of allotment,

subscribe for and Qantas must issue Voting Shares to the member as soon as reasonably practicable, at a price not greater than:

(iv) the market price of the shares (before any applicable discount) upon which the allotment is based; or

(v) if that allotment is not based on a market price, the market price at the time of the allotment which gives rise to the member exercising its rights under this clause 2.5(j),

up to the Specified Number (after taking account of any shares designated as BA Shares under clause 2.5(j)(2)) and such further number so that, after the issue contemplated by this clause 2.5(j), the member maintains the proportion of all the Voting Shares in Qantas held immediately prior to the allotment;

(4) if a member who holds BA Shares is unable to maintain its proportionate interest under clause 2.5(j)(3) by reason of fractional entitlements then, at the time of a further allotment of shares to which clause 2.5(j) applies, and provided the member has not sold any BA Shares in the intervening period, the member may purchase or be allotted further shares so as to restore its proportionate interest to the original proportion; and

(5) any shares acquired or subscribed for in accordance with clause 2.5(j)(3) or (4) shall be automatically designated as BA Shares.

(k) If the BA Group's BA Shares cease to constitute at least 10% of the total number of Voting Shares in Qantas and, in the case only where clause 2.5(j) applies, a percentage of 10% or more is not restored in accordance with clause 2.5(j) within the time period referred to in that clause, then all of those BA Shares shall automatically cease to be designated as BA Shares.

(l) The Directors must keep a separate record of BA Shares and dealings in BA Shares and must provide information to bona fide enquiries from prospective purchasers of shares in Qantas as to the number of BA Shares from time to time on the register.

## 2.6 Variation of Class Rights

Unless otherwise provided by the terms of issue of a class of shares:

(a) all or any of the rights or privileges attached to the class must not be varied, whether or not Qantas is being wound up, other than:

(1) with the consent in writing of the holders of three-quarters of the issued shares of that class; or

(2) with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class;

(b) the provisions of this Constitution relating to general meetings apply, so far as they can and with such changes as are necessary, to each separate meeting of the holders of the issued shares of that class; and

(c) the rights conferred upon the holders of the shares of the class are not to be taken as having been varied by the creation or issue of further shares ranking equally with them except in the case of preference shares where any issue of securities ranking in priority, or any conversion of existing securities to securities ranking equally or in priority, to an existing class of preference shares will be taken to be a variation or abrogation of the rights attached to that existing class of preference shares.

## 2.7 Power to Buy Back Ordinary Shares

Qantas may buy shares in itself in any manner authorised by the Corporations Act. [Amended 2000 AGM] [Amended 2003 AGM]

## 2.8 [Deleted 2000 AGM]

## 2.9 Joint Holders of Shares

Where two or more persons are registered as the holders of a share, they hold it as joint tenants with rights of survivorship subject to the following provisions:

(a) they and their respective legal personal representatives are liable severally as well as jointly for all payments, including calls, which ought to be made in respect of the share;

(b) subject to clause 2.9(a), on the death of any one of them the survivor or survivors are the only person or persons Qantas will recognise as having any title to the share;

(c) any one of them may give effective receipts for any dividend, interest or other distribution or payment in respect of the share; and

(d) in the case of persons jointly entitled to be registered as the holders of a share, Qantas is not bound to register more than three persons as joint holders of the share.

## 2.10 Equitable and Other Claims

Except as otherwise required by law or provided by this Constitution, Qantas is entitled to treat the registered holder of a share as the absolute owner of that share and is not compelled in any way to:

(a) recognise a person as holding a share upon any trust, even if Qantas has notice of that trust; or

(b) recognise, or be bound by, any equitable, contingent, future or partial claim to or interest in a share on the part of any other person except an absolute right of ownership in the registered holder, even if Qantas has notice of that claim or interest.

## 2.11 Employee Share Plans

The Directors may implement an employee share or option plan on such terms as they think fit and amend, suspend or terminate any employee share or option plan so implemented.

# Part 2A
# PREFERENCE SHARES

[Inserted 2003 AGM]

## 2A.1 Preference Shares

Subject to the Corporations Act, the Directors may issue preference shares:

(a) including preference shares which are, or at the option of Qantas are to be, liable to be redeemed by Qantas on such terms and conditions and in such manner as the Directors determined before the issue of the preference shares; and

(b) whether the preference shares are redeemable or non-redeemable, with any of the rights set out in this Part 2A and with such other rights, not inconsistent with this Part 2A, as are conferred by the terms of issue of the preference shares.

## 2A.2 Terms of Issue

Prior to the allotment of any preference shares the Directors shall determine with respect to such preference shares the following matters or the manner in which such matters shall be determined:

(a) where the preference shares are redeemable:

(1) the amount payable on redemption;
(2) the redemption date;
(3) the time, place and manner of redemption; and
(4) the conditions for exercise of the rights of redemption by the holder or by Qantas;

(b) in any case:

(1) the rate or amount of dividends (including any additional dividends) at any time or from time to time, the basis (if any) upon which the amount of a dividend will be increased to take account of tax or other fiscal impost and the basis (if any) upon which the amount of any dividend otherwise payable in respect of the shares reduces by reference to other amounts paid to the holder of the preference shares;
(2) the times or circumstances for payment of dividends on the preference shares;
(3) the periods in respect of which the dividends are to be payable;

(4) the funds out of which the dividends or capital or both are to be paid;
(5) the premium (if any) payable;
(6) the currency in which dividends or capital or both are to be paid;
(7) whether or not the issue of further shares ranking equally with the preference shares in any or in any stated respect is permitted;
(8) whether the preference shares are convertible into shares of another class and, if so in what circumstances;
(9) if required under clause 2A.7(b)(2), the market value of an ordinary share at the date of allotment of the preference share;
(10) if the preference share has the rights set out in clause 2A.3(d), any right of the holder of the preference share on redemption or in a winding up to payment of an amount equal to a dividend of the type described in clause 2A.4(d);
(11) if the preference shares have the rights set out in clause 2A.6(b)(3), the sum or the mechanism for determining the sum to which the holder of the preference share has the right to payment in winding up;
(12) if applicable, any reference rate for the purposes of clause 2A.8; and
(13) such other matters as the Directors may determine.

**2A.3 Dividend Rights**

The Directors may issue preference shares with such rights to dividends as set out below:

(a) a right to cumulative dividends with or without any further right to participate in profits available for dividends;

(b) a right to non-cumulative dividends with or without any further right to participate in profits available for dividends;

(c) a right to non-cumulative dividends and a right to additional preference shares in accordance with clause 2A.5 but with no further right to participate in profits available for dividends;

(d) a right to non-cumulative dividends and, to the extent (if any) specified in the terms of issue, to additional dividends in connection with the conversion of a preference share into an ordinary share and/or to additional dividends in circumstances where a dividend contemplated by the terms of issue has not been paid in full on the preference shares and:

(1) a dividend has been, or is sought to be, declared or paid on shares ranking pari passu with or junior to the preference share or a sum is, or is sought to be, set aside for the payment thereof;
(2) shares in Qantas have been, or are sought to be, repurchased, redeemed or beneficially acquired by Qantas, or a sum is, or is sought to be, set aside or a sinking fund is, or is sought to be, established for such a purpose, but with no further right to participate in profits available for dividends; or
(3) Qantas has, or has sought to, effect a reduction of capital; or

(e) no right to dividends.

The terms of issue of preference shares may provide that to the extent that an amount is paid to a holder of preferences shares other than by way of dividend paid by Qantas, the amount of any dividend otherwise payable to the holder in respect of the preference shares reduces in a manner specified in the terms of issue.

***2A.4 Entitlement and Priority as to Payment of Dividends***

The holders of preference shares will rank for payment of dividends to which they are entitled in accordance with the provisions of this clause 2A.4:

(a) Holders of preference shares shall rank equally for payment of dividends and in priority to all holders of other classes of shares.

(b) Where the holder of a preference share has a right to cumulative dividends, the holder shall have the right on redemption or in a winding up to payment of an amount equal to all arrears of or accrued dividends down to the date of redemption or of commencement of the winding up (as the case may be), whether earned or declared or not, with the same priority in relation to other shares or other classes of preference shares determined pursuant to clause 2A.4(a).

(c) Where the holder of a preference share has a right to non-cumulative dividends under clause 2A.3(b) or (c) the holder shall have the right on redemption or in a winding up to payment of an amount equal to the dividend entitlement for any dividend date which has then most recently occurred (and which has not been paid by Qantas) prior to the date of redemption or of commencement of the winding up (as the case may be), only if a dividend has been declared by the Directors, and with the same priority in relation to other shares or other classes of preference shares as determined pursuant to clause 2A.4(a).

(d) The holder of a preference share which has the right to a non-cumulative dividend set out in clause 2A.3(d) shall have, to the extent (if any) determined by the Directors prior to allotment of the preference share, the right on redemption or in a winding up to payment of an amount equal to any dividend (whether earned or declared or not) which, pursuant to the terms of issue of the preference share, Qantas was required to pay to the holder or, if there had been sufficient distributable profits, would have been required to pay to the holder, prior to the redemption or the commencement of the winding up (as the case may be), with the same priority in relation to other shares or other classes of preference shares as determined pursuant to clause 2A.4(a). Except to the extent provided pursuant to this clause 2A.4(d), the holder of such preference share shall not have a right on redemption or in a winding up to payment of an amount equal to or in respect of arrears of, or accrued but unpaid, dividends.

**2A.5 Right to Additional Preference Shares**

(a) If:

(1) a preference share is issued with the rights set out in clause 2A.3(c); and

(2) all or any part of a dividend otherwise payable to the holders of those preference shares on a particular dividend date has become not payable because, under the terms of issue applicable to those preference shares a dividend is not payable or is payable only in part, where in the opinion of the Directors the distributable profits of Qantas are insufficient to permit the payment in full of the dividend on those preference shares on that dividend date and also the payment in full of dividends stated to be payable on that dividend date on other preference shares ranking pari passu therewith; and

(3) at the relevant dividend date the amount (if any) standing to the credit of Qantas' profit or loss account and the amount of the reserves of Qantas available for the purpose are in aggregate sufficient to be applied and capable of being applied in paying up in full at such price determined by the Directors in the terms of issue additional preference shares of that class on the basis provided below,

then on the relevant dividend date the Directors shall, subject to any applicable law and to the Listing Rules, allot and issue credited as fully paid to each holder of those preference shares such additional nominal amount of preference shares of that class (rounded to the nearest whole number of preference shares) as equals the cash amount of the dividend which would have been payable to the holder but for the operation of the terms described in clause 2A.5 (a)(2) multiplied by a factor determined by the Directors in the terms of issue of the preference shares or, if there was no such determination, by a factor of one, divided in each case by the issue price of those additional shares determined by the Directors.

**2A.6 Repayment of Capital and Priority as to Payment**

(a) Subject to this Constitution, where any preference shares are or may be redeemable by Qantas, such preference shares shall be redeemed by Qantas in accordance with the terms of issue determined by the Directors pursuant to clause 2A.2.

(b) Qantas may issue preference shares with any one or combination of the rights with respect to payment of capital in a winding up set out below:

(1) a right to payment in cash of the capital paid thereon;

(2) a right to payment in the applicable currency for those preference shares (as specified in the terms of issue pursuant to clause 2A.2(b)(6)) of an amount equal to the amount in that applicable currency received by Qantas as the subscription moneys for those preference shares; and

(3) a right in respect of a preference share to payment in cash of a sum fixed by the Directors prior to allotment or capable of determination pursuant to a mechanism adopted by the Directors prior to allotment but no further or other right to participate in the assets of Qantas or a return of capital. (Without limitation, the mechanism adopted by the Directors may provide for payment in Australian currency of an amount equal to a sum

denominated in a currency other than Australian currency calculated by applying a reference rate (as specified by the Directors in the terms of issue) on the date of payment of the purchase of the relevant foreign currency with Australian currency plus an amount estimated by the liquidator in his discretion to be equal to the charges and expense likely to be incurred in purchasing the relevant foreign currency with Australian currency).

(c) Holders of preference shares shall rank equally for the payment of the amount payable on redemption of the preference shares and in a winding up of Qantas.

(d) Holders of preference shares shall have the right in a winding up of Qantas to payment, in priority to all holders of other classes of shares, of the amount payable on redemption of the preference shares and of dividends and any other amount to which the holder is entitled in accordance with the provisions of this Constitution or the terms of issue applying to those preference shares but shall not participate in any further or other distribution of profits or assets of Qantas.

### 2A.7 Voting Rights

(a) The holder of a preference share shall have the right to vote in the following circumstances:

(1) during a period during which a dividend (or part of a dividend) in respect of the preference share is unpaid;
(2) on a proposal to reduce Qantas' share capital;
(3) on a proposal that affects rights attached to the preference share;
(4) on a resolution to approve the terms of a buy-back agreement;
(5) on a proposal to wind up Qantas;
(6) on a proposal for the disposal of the whole of Qantas' property, business and undertaking; and
(7) during the winding up of Qantas.

(b) Notwithstanding any other provision of this Constitution, the holder of a preference share, when entitled to vote under any of the circumstances set out in paragraph (a) of this clause 2A.7:

(1) on a show of hand shall be entitled to exercise one vote; and
(2) on a poll shall be entitled to one vote for each fully paid preference share or if the Directors so determine in the terms of issue, the number of votes per preference share which equals the sum subscribed for the preference share divided by the market value of an ordinary share (as determined by the directors or pursuant to a mechanism adopted by the Directors) on the date of allotment of the preference share (rounded to the nearest number of votes). If a preference share is not fully paid, the holder shall be entitled to a fraction of a vote for each partly paid preference share equivalent to the proportion which the amount paid is of the total amount paid and payable.

### 2A.8 Payments Denominated in Foreign Currency

Where any sum is payable by Qantas to the holder of a preference share in a currency other than Australian dollars, and such sum is not paid when due or a winding up of Qantas has commenced, the holder may elect by notice in writing to Qantas to require instead payment of an amount in Australian dollars equal to that foreign currency amount calculated by applying the relevant reference rate (being such rate applicable in such market at such time as determined by the Directors prior to allotment of those preference shares) on the date of payment for the sale of the relevant currency for Australian dollars.

### 2A.9 Conversion

A preference share which, in accordance with its terms of issue may be converted into an ordinary share shall, at and from the time of conversion and without any further act, have (subject to the terms of issue of the preference share in relation to entitlement to ordinary dividends paid after conversion) the same rights as a fully paid ordinary share and rank pari passu with all other fully paid ordinary shares then on issue. In addition, the terms of issue may provide for the issue of additional ordinary shares on conversion as determined by the Directors.

### 2A.10 Variation of Rights

Where Qantas proposes to issue preference shares or to convert issued shares into preference shares if those preference shares are to rank equally or in priority to preference shares already issued, unless

that is expressly permitted by the conditions of issue of the preference shares already issued, the issue or conversion shall be deemed to be a variation of the rights attached to the preference shares already issued and clause 2.6 shall apply.

If the most recent dividend entitlement as set out in the terms of issue of any preference shares has been paid or provided for in full, the consent of any holders of preference shares, or any class of preference shares shall not be required for the reduction, redemption or buy back of share capital of Qantas ranking as regards dividends and as to rights on winding up equally with or after the preference shares or class of preference shares, except where such consent is required by the Corporations Act.

**2A.11 No Limit on Number of Classes of Preference Shares**

(a) The Directors may issue more than one class of preference shares.

(b) Each class of preference shares may have the same or different terms to any other class of preference shares.

**2A.12 Additional Rights of Preference Shares**

Holders of preference shares shall be entitled to the same rights as a holder of ordinary shares of Qantas in relation to receiving notices, reports and financial statements, and attending and being heard at all general meetings of Qantas.

**2A.13 Listing Rules**

Notwithstanding this Part 2A, Qantas may not issue preference shares which confer upon the holders rights which are inconsistent with those specified in the Listing Rules, except to the extent of any express written waiver of the Listing Rules by the Exchange.

## PART 3
## CALLS, FORFEITURE, INDEMNITIES AND LIEN

**3.1 Calls**

(a) Subject to the terms upon which any shares may be issued, the Directors may make calls upon the members in respect of any money unpaid on their shares which is not by the terms of issue of those shares made payable at fixed times.

(b) The Directors may require a call to be paid by instalments.

(c) The Directors must give at least 10 Business Days notice or such further period of notice as the Listing Rules require of a call, specifying the time and place of payment, and each member must pay to Qantas, by the time and at the place so specified, the amount called on the member's shares.

(d) A call is to be taken as having been made when the resolution of the Directors authorising the call was passed.

(e) The Directors may revoke or postpone a call or extend the time for payment.

(f) The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any member does not invalidate the call.

(g) If a sum called in respect of a share is not paid in full by the day appointed for payment for the sum, the person from whom the sum is due must pay:

  (1) interest on so much of the sum as is unpaid from time to time, from the date appointed for payment of the sum to the date of actual payment, at a rate determined under clause 3.8; and

  (2) any costs or expenses incurred by Qantas in relation to the non-payment or late payment of the sum.

(h) Any sum unpaid on a share that, by the terms of issue of the share, becomes payable on allotment or at a fixed date:

  (1) is to be treated for the purposes of this Constitution as if that sum was payable under a call duly made and notified; and

  (2) must be paid on the date on which it is payable under the terms of issue of the share.

(i) The Directors may waive all or any part of any payment due to Qantas under the terms of issue of a share or under this clause 3.1.

### 3.2 Proceedings for Recovery of Calls

(a) In an action or other proceedings for the recovery of a call, or interest or costs or expenses incurred in relation to the non-payment or late payment of a call, proof that:

(1) the name of the defendant is entered in the register as the holder or one of the holders of the share in respect of which the call is claimed;

(2) the resolution making the call is recorded in the minute book; and

(3) notice of the call was given to the defendant in accordance with this Constitution,

is conclusive evidence of the debt and it is not necessary to prove the appointment of the Directors who made the call or any other matter.

(b) In clause 3.2(a), 'defendant' includes a person against whom a set-off or counter-claim is alleged by Qantas and 'action or other proceedings for the recovery of a call' is to be construed accordingly.

### 3.3 Payments in Advance of Calls

(a) The Directors may accept from a member the whole or a part of the amount unpaid on a share although no part of that amount has been called.

(b) The Directors may authorise payment by Qantas of interest upon the whole or any part of an amount accepted under clause 3.3(a), until the amount becomes payable, at a rate, not exceeding the prescribed rate, agreed between the Directors and the member paying the amount.

(c) For the purposes of clause 3.3(b), the prescribed rate of interest is:

(1) if the Directors have fixed a rate, the rate so fixed; or

(2) in any other case, equal to the weighted average yield set at the most recent weekly tender for the 13 Week Treasury Note.

(d) The Directors may repay to a member all or any of the amount accepted under clause 3.3(a).

### 3.4 Forfeiture of Partly Paid Shares

(a) If a member fails to pay the whole of a call or instalment of a call by the day appointed for payment of the call or instalment, the Directors may serve a notice on that member:

(1) requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs or expenses that may have been incurred by Qantas by reason of the non-payment or late payment of the call or instalment;

(2) naming a further day (not earlier than the end of 14 days from the date of service of the notice) by which, and a place at which, the amount payable under clause 3.4(a)(1) is to be paid; and

(3) stating that, in the event of non-payment of the whole of the amount payable under clause 3.4(a)(1) by the time and at the place named, the shares in respect of which the call was made will be liable to be forfeited.

(b) If the requirements of a notice served under clause 3.4(a) are not complied with, the Directors may by resolution forfeit any share in respect of which the notice was given at any time after the day named in the notice and before the payment required by the notice is made.

(c) A forfeiture under clause 3.4(b) will include all dividends, interest and other money payable by Qantas in respect of the forfeited share and not actually paid before the forfeiture.

(d) Where a share has been forfeited:

(1) notice of the resolution must be given to the member in whose name the share stood immediately before the forfeiture together with any notice required under the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules); and [Amended 2003 AGM]

(2) subject to complying with the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules), an entry of the forfeiture, with the date, must be made in the register of members. [Amended 2003 AGM]

(e) Failure to give the notice or to make the entry required under clause 3.4(d) does not invalidate the forfeiture.

(f) A forfeited share becomes the property of Qantas and the Directors may sell or reallot the share in such manner as they think fit and, in the case of reallotment, with or without any money paid on the share by any former holder being credited as paid up.

(g) (1) A person whose shares have been forfeited ceases to be a member in respect of the forfeited shares, but remains liable to pay, and must immediately pay, to Qantas:

(A) all calls, instalments, interest, costs and expenses owing in respect of the shares at the time of the forfeiture; and

(B) interest on so much of the amount payable under clause 3.4(g)(1)(A) as is unpaid from time to time, from the date of the forfeiture to the date of actual payment, at a rate determined under clause 3.8.

(2) Except as otherwise provided by this Constitution, the forfeiture of a share extinguishes all interest in, and all claims and demands against Qantas in respect of, the forfeited share and all other rights incident to the share.

(h) A statement in writing declaring that the person making the statement is a Director or a secretary of Qantas and that a share in Qantas has been duly forfeited on a date stated in the statement is conclusive evidence of the facts stated in the statement as against all persons claiming to be entitled to the share.

(i) The Directors may:

(1) exempt a share from all or any part of this clause 3.4;

(2) waive all or any part of any payment due to Qantas under this clause 3.4; and

(3) before a forfeited share has been sold or reallotted, annul the forfeiture upon such conditions as they think fit.

### 3.5 Indemnity for Taxation

If Qantas becomes liable under any law to make any payment:

(a) in respect of shares held solely or jointly by a member;

(b) in respect of a transfer or transmission of shares by a member;

(c) in respect of dividends, bonuses or other money due or payable or which may become due and payable to a member; or

(d) otherwise for or on account of or in respect of a member,

whether as a consequence of:

(e) the death of that member;

(f) the non-payment of any income tax, capital gains tax, wealth tax or other tax by that member or the legal personal representative of that member;

(g) the non-payment of any estate, probate, succession, death, stamp or other duty by that member or the legal personal representative of that member; or

(h) any other act or thing,

then, in addition to any right or remedy that law may confer on Qantas:

(i) the member or, if the member is dead, the member's legal personal representative must:

(1) fully indemnify Qantas against that liability;

(2) reimburse Qantas for any payment made under or as a consequence of that law immediately on demand by Qantas; and

(3) pay interest on so much of the amount payable to Qantas under clause 3.5(i)(2) as is unpaid from time to time, from the date Qantas makes a payment under that law until the date Qantas is reimbursed in full for that payment under clause 3.5(i)(2), at a rate determined in accordance with clause 3.8; and

(j) the Directors may:

(1) exempt a share from all or any part of this clause 3.5; and

(2) waive all or any part of any payment due to Qantas under this clause 3.5.

### 3.6 Lien on Shares

(a) Qantas has a first and paramount lien on:

(1) each partly paid share for all unpaid calls and instalments due and unpaid in respect of that share; and

(2) each share for such amounts (if any) as Qantas may be called upon by law to pay in respect of that share.

(b) Any lien held by Qantas on a share extends to all dividends payable in respect of the share and to the proceeds of sale of the share.

(c) The Directors may sell any share on which Qantas has a lien in such manner as they think fit where:

(1) an amount in respect of which a lien exists under this clause 3.6 is presently payable; and

(2) Qantas, not less that 14 days before the date of the sale, has given to the registered holder of the share a notice in writing setting out, and demanding payment of, such amount in respect of which the lien exists as is presently payable.

(d) Registration by Qantas of a transfer of shares on which Qantas has a lien without giving to the transferee notice of its claim releases that lien insofar as it relates to sums owing by the transferor or any predecessor in title.

(e) The Directors may:

(1) exempt a share from all or any part of this clause 3.6; and

(2) waive all or any part of any payment due to Qantas under this clause 3.6.

### 3.7 Sale or Reallotment of Forfeited Shares and Sale of Shares on which Qantas has a Lien

(a) The Directors may:

(1) receive the purchase money or consideration given for the shares on; and

(2) appoint a person to execute an instrument of transfer or allotment of the shares or to take any action necessary or appropriate (including effecting a transfer in accordance with the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules)) for the purpose of giving effect to, [Amended 2003 AGM]

any sale or reallotment under clause 3.4(f) or any sale under clause 3.6(c).

(b) Qantas must register the purchaser or allottee as the holder of the shares sold or reallotted under clause 3.4(f) or sold under clause 3.6(c).

(c) The purchaser or allottee is not bound to see to the regularity or validity of the proceedings or to the application of the purchase money or consideration on any sale or reallotment under clause 3.4(f) or on any sale under clause 3.6(c) and the title of the purchaser or allottee to the shares is not affected by any irregularity or invalidity in the proceedings.

(d) The remedy of any person aggrieved by a sale or reallotment under clause 3.4(f) or a sale under clause 3.6(c) is limited to damages only and is against Qantas exclusively.

(e) The proceeds of a sale or reallotment under clause 3.4(f) or a sale under clause 3.6(c) must be applied in the payment of:

(1) first, the expenses of the sale or reallotment; and

(2) second, all money presently payable to Qantas (if any) by the former holder whose shares have been sold or reallotted,

and the balance (if any) must be paid (subject to any lien that exists under clause 3.6 in respect of money due and unpaid) to the former holder on the former holder delivering to Qantas the certificate (if any) for the shares that have been sold or reallotted or taking such other action as Qantas requires to relinquish the former holder's claim on such shares and to surrender all evidence of any such claim.

### 3.8 Interest Payable by Member

(a) For the purposes of clauses 3.1(g)(1), 3.4(g)(1)(B) and 3.5(i)(3), the rate of interest payable to Qantas is:

(1) if the Directors have fixed a rate, the rate so fixed; or

(2) in any other case, the rate as fixed in accordance with clause 3.3(c)(2) plus 2%.

(b) Interest payable under clauses 3.1(g)(1), 3.4(g)(1)(B) and 3.5(i)(3) accrues daily and may be capitalised monthly or at such other intervals as the Directors think fit.

## PART 4
## TRANSFER AND TRANSMISSION OF SHARES

### 4.1 Transfer of Shares

(a) *A member may transfer all or any of the member's shares by any lawful method.*

(b) A transferor of shares remains the holder of the shares transferred until the transfer is registered and the name of the transferee is entered in the register of members in respect of the shares or until the transfer is effected in accordance with:

(1) in the case of a transfer that is an ASTC-regulated transfer, the SCH Business Rules; and

(2) in the case of a transfer that is regulated by the Operating Rules of any other Prescribed CS facility, the Operating Rules of that Prescribed CS facility. [Amended 2003 AGM]

(c) Qantas must not charge a fee for the registration of a transfer of shares.

(d) Except in the case of fraud, Qantas must return any instrument of transfer which the Directors decline to register to the person who deposited it with Qantas.

(e) Qantas:

(1) may do anything permitted by the Corporations Act, the Listing Rules or the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules) that the Directors think necessary or desirable in connection with Qantas taking part in a computerised or electronic system established or recognised by the Corporations Act, the Listing Rules or the Operating Rules of a Prescribed CS facility (including the SCH Business Rules) for the purpose of facilitating dealings in shares; and

(2) must comply with obligations imposed on it by the Listing Rules or the Operating Rules of an applicable Prescribed CS facility (including the SCH Business Rules) in relation to dealings in shares. [Inserted 2003 AGM]

### 4.2 Registration of Transfers

(a) The Directors:

(1) *may decline to register a transfer of securities only if that refusal would not contravene the* Listing Rules or the Operating Rules of an applicable Prescribed CS facility (including the SCH Business Rules);

(2) may apply a holding lock to specified securities where permitted to do so under the Listing Rules; and

(3) must not register a transfer if the Corporations Act, the Listing Rules or the Operating Rules of the applicable Prescribed CS facility (including the SCH Business Rules) forbid registration.

(b) [Deleted 2003 AGM]

(c) [Deleted 2003 AGM]

(d) If the Directors decline to register a transfer, Qantas must give to the party lodging the transfer written notice of the refusal and the precise reasons for the refusal within five Business Days after the date on which the transfer was lodged with Qantas, but failure to do so will not invalidate the decision of the Directors to decline to register the transfer. [Amended 2003 AGM]

### 4.3 Transmission of Shares

(a) In the case of the death of a member, the only persons Qantas will recognise as having any title to the member's shares are:

(1) the legal personal representative of the deceased where the deceased was a sole holder; and

(2) the survivor or survivors where the deceased was a joint holder.

(b) Nothing contained in clause 4.3(a) releases the estate of a deceased member from any liability in respect of a share, whether that share was held by the deceased solely or jointly with other persons.

(c) A person who becomes entitled to a share in consequence of a Transmission Event may, upon producing the certificate for the share and such other evidence as the Directors may require to prove that person's entitlement to the share, elect:

(1) to be registered as the holder of the share by signing and serving on Qantas a notice in writing stating that election; or

(2) to have some other person nominated by that person registered as the transferee of the share by effecting a transfer of the share to that other person.

(d) The provisions of this Constitution relating to the right to transfer, and the registration of transfers, of shares apply, so far as they can and with such changes as are necessary, to any notice or transfer under clause 4.3(c) as if the relevant Transmission Event had not occurred and the notice or transfer were a transfer effected by the registered holder of the share.

### 4.4 Divestiture

(a) Where shares have been transferred to a member in circumstances such that the Directors would have been entitled to prevent that transfer occurring or to decline to register that transfer in accordance with clause 4.2(a) (assuming for this purpose, if necessary, that clause 4.2(a) had applied) the Directors may at any time, by notice in writing to that member, require that member to sell, within a period nominated by the Directors in the notice not being less than 30 days, any shares specified in the notice, held by that member. [Amended 2003 AGM]

(b) If a member fails to comply with a notice given under clause 4.4(a) within the time specified by that notice, the Directors may sell any shares specified in the notice given under clause 4.4(a) in any manner the Directors think fit. The Directors may appoint a person to execute an instrument of transfer of such shares or any other instrument or to take any other action necessary or appropriate for the purpose of giving effect to such sale including effecting a transfer in accordance with the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules). [Amended 2003 AGM]

(c) The Directors may receive the purchase money or consideration given for the shares on any sale under clause 4.4(b).

(d) Qantas must register as the holder of the shares the person to whom the shares are sold under clause 4.4(b).

(e) A person to whom shares are sold under clause 4.4(b) is not bound to see to the regularity or validity of, or to the application of the purchase money or consideration on, any sale under clause 4.4(b) and the title of that person to the shares is not affected by any irregularity or invalidity in the sale.

(f) The remedy (if any) of any person aggrieved by a sale under clause 4.4(b) is limited to damages only and is against Qantas exclusively.

(g) The proceeds of a sale under clause 4.4(b) must be applied in the payment of:

(1) first, the expenses of the sale; and

(2) second, all money presently payable to Qantas (if any) by the former holder whose shares have been sold,

and the balance (if any) must be paid (subject to any lien that exists under clause 3.6 in respect of money due and unpaid) to the former holder on the former holder delivering to Qantas the certificate (if any) for the shares that have been sold or taking such other action as Qantas requires to relinquish the former holder's claim on such shares and to surrender all evidence of any such claim.

### 4.5 Member's Information

(a) In addition to any power or right of Qantas to seek information under the Corporations Act, the Directors may, by written notice, request a member to provide any or all of the following information: [Amended 2003 AGM]

(1) the total number of shares in Qantas in which the member has a Relevant Interest;

(2) the names, addresses and Relevant Interests of all other persons known, after making reasonable inquiries, to have a Relevant Interest in shares in Qantas in respect of which the member is the registered holder;

(3) whether or not the member is a Foreign Person or a Foreign Airline;

(4) which, if any, of the persons referred to in clause 4.5(a)(2) are Foreign Persons or Foreign Airlines; and

(5) any other information which the Directors reasonably consider necessary for the purposes of the proper operation of clauses 4.7 and 4.8 and which could reasonably be expected to be within the knowledge of the member.

(b) If a member does not provide the requested information referred to in clause 4.5(a) within 14 days of being requested to do so:

(1) the Directors may exercise all of the powers set out in clause 4.7 in respect of the member's shares as if those shares were Affected Shares; and

(2) the member's right to vote in respect of, and to remain the holder of, those shares shall be determined as if those shares were Affected Shares for the purposes of clause 4.7.

(c) The Directors shall, by written notice to the member, withdraw any notice served on that member in accordance with this clause 4.5 where:

(1) the member supplies the requested information to the Directors; or

(2) the failure to provide the information arises by reason of honest mistake or for reasons beyond the reasonable control of the member.

**4.6 Separate Records** [Qantas Sale Act s.9(1)]

(a) The Directors shall maintain a separate register or a sub-register forming part of its main register in which shall be entered such particulars (including whether a Foreign Airline has a Relevant Interest in the share) as the Directors consider appropriate in respect of any share which:

(1) has been acknowledged by the registered holder to be a Relevant Share; or

(2) the Directors consider may be a Relevant Share but only if after making reasonable enquiries in accordance with clause 4.6(f) the Directors have not been satisfied that the share is not a Relevant Share,

and which, in either case has not, to the satisfaction of the Directors, ceased to be a Relevant Share.

(b) A Foreign Person must, within 10 days of becoming a registered holder of shares, notify the Directors (or such other persons as the Directors nominate) that the shares acquired by the Foreign Person are Relevant Shares.

(c) A Foreign Airline must, within 10 days of becoming a registered holder of shares, notify the Directors (or such other persons as the Directors nominate) that it has acquired the shares.

(d) (1) A person must, within 10 days of becoming a registered holder of shares, notify the Directors (or such other persons as the Directors nominate) of any Relevant Interest of Foreign Persons and/or Foreign Airlines in those shares of which the person is aware.

(2) Registered holders of shares which have not been acknowledged to be Relevant Shares, within 10 days of becoming aware that a Foreign Person has a Relevant Interest in the shares, must notify the Directors (or such other persons as the Directors nominate) that a Foreign Person has a Relevant Interest in such shares held by them and whether that Foreign Person is a Foreign Airline.

(e) The Directors shall remove from the separate register or sub-register maintained in accordance with clause 4.6(a) particulars of any share in respect of which the holder of such a share, or such other person as the Directors think appropriate, provides a declaration, together with such evidence as the Directors may require (and which is satisfactory to them) that such share is no longer a Relevant Share.

(f) Enquiries made by or on behalf of the Directors to ascertain whether a share is a Relevant Share under clause 4.6(a)(2) shall:

(1) be in writing addressed to the registered holder, or any other person who appears to the Directors to have a Relevant Interest in the share which is the subject of the enquiry; and

(2) require the addressee to provide, within 14 days of receiving the notice (or such longer period as specified in the notice), any information necessary to enable the Directors to determine whether the share which is the subject of the notice is, or should be treated as, a Relevant Share.

### 4.7 Affected Shares

(a) The provisions of clause 4.7(b) to (q) shall apply if the Directors are notified or otherwise become aware that:

(1) an Intervening Act has taken place or is imminent; or

(2) the foreign ownership or control of Qantas is such that an Intervening Act is likely to occur.

(b) The Directors shall take one or both of the following steps as seem to them necessary to overcome, prevent or avoid an Intervening Act:

(1) subject to clause 4.7(m), remove a Director from office; or [Qantas Sale Act s.7(1)(d)(iii)]

(2) seek to identify those shares the acquisition of which caused the Intervening Act to occur or resulted in an Intervening Act becoming imminent or caused the foreign ownership or control of Qantas to be such that an Intervening Act is likely to occur, and then implement the procedure set out below.

(c) The Directors may determine to treat as Affected Shares the shares identified under clause 4.7(b)(2). In making such a determination, the Directors are not limited to Relevant Shares, but may, for example, take account of any arrangements or understandings between shareholders or entitlements to shares.

(d) The Directors shall give written notice (**'First Notice'**) to the registered holder of any share which they determine to treat as an Affected Share and to any other person who appears to the Directors to be entitled to that share, setting out the relevant provisions of this clause 4.7. The holder and any such other person may make representations to the Directors as to why any share identified in the First Notice should not be treated as an Affected Share.

(e) The Directors must promptly withdraw the First Notice if:

(1) after considering the representations referred to in clause 4.7(d) and any other information the Directors consider relevant, the Directors reasonably consider that the shares specified in the First Notice should not be treated as Affected Shares or should no longer be treated as Affected Shares; or

(2) the Directors become aware that the shares specified in the First Notice have ceased to be Affected Shares.

(g) A registered holder of an Affected Share on whom a First Notice has been served and not withdrawn is not entitled to vote in respect of such share at any general meeting of Qantas but is entitled to attend the meeting. Until the First Notice is withdrawn, the vote attached to the Affected Share vests in the Chairperson who must exercise that vote in accordance with the recommendation of the Directors. [Qantas Sale Act s.7(1)(d)(ii)]

(g) If the First Notice has not been withdrawn in accordance with clause 4.7(e) within 30 days of service, the Directors shall give a further written notice (**'Second Notice'**) to each person to whom the First Notice was given, requiring that person, within the period specified in the Second Notice (which period must not expire more than 60 days after the date of service of the Second Notice), to dispose of either the Affected Share or any Relevant Interest set out in the Second Notice such that it ceases to be an Affected Share.

(h) The Directors must promptly advise the registered holder if they become aware that a share identified in a Second Notice has ceased to be an Affected Share.

(i) If, after the period for disposal specified in the Second Notice, the Directors are not satisfied that a suitable disposal has been made, the Directors may arrange for the sale of the Affected Share on behalf of the registered holder such that it ceases to be an Affected Share. Such sale shall be effected at the best price reasonably obtainable at the time of sale, based upon independent advice obtained by the Directors for the purpose, provided that the Directors shall not be liable to any person for any consequence of reliance on such advice. The net proceeds of sale shall be held on trust by Qantas for, and paid (together with interest at such rate as the Directors deem appropriate) to, the former registered holder. [Qantas Sale Act s.7(1)(d)(i)]

(j) For the purpose of any sale in accordance with clause 4.7(i), the Directors may appoint any person to effect as transferor a transfer in favour of the transferee and may enter the name of the transferee in respect of the transferred share in the share register. The transfer shall be effective as if it had been effected by the registered holder.

(k) In deciding which shares are to be dealt with as Affected Shares, the Directors shall have regard to the chronological order in which particulars of Relevant Shares have been entered in the register or sub-register kept in accordance with the provisions of clause 4.6(a), on the basis that

the last registered share (other than a BA Share) is to be the first treated as an Affected Share, except where in their opinion to do so would be:

(1) inequitable; or

(2) not in the best interests of Qantas,

in which case the Directors shall apply such other criteria in their absolute discretion as they may consider appropriate. Other than in accordance with clause 4.7(l), BA Shares cannot be treated as Affected Shares by the Directors under this clause 4.7, but any other shares may be.

(l) Notwithstanding any other provision in this clause 4.7, the Directors may, in accordance with clause 4.7(c), determine that BA Shares may be treated as Affected Shares where:

(1) the Directors have, notwithstanding clause 4.7(k), determined that those BA Shares should be treated as Affected Shares in accordance with clause 4.7(b)(2); and

(2) the Directors form the reasonable opinion that the Intervening Act cannot be overcome, prevented or avoided other than by treating some or all of the BA Shares as Affected Shares.

(m) The Directors shall not remove any BA Director in accordance with clause 4.7(b)(1) unless they form the reasonable opinion that the Intervening Act cannot be overcome, prevented or avoided other than by the removal of the BA Director.

(n) Subject to any other provision in this Constitution, unless contrary information is provided to the Directors, they shall be entitled to assume without inquiry that all shares are not Relevant Shares.

(o) The Directors are not obliged to serve any notice required under this clause 4.7 upon any person if they do not know the identity or address of that person. The absence of a notice in such circumstance or any accidental error or failure to give any notice to any person upon whom notice is required to be served under this clause 4.7 shall not prevent the implementation or validity of any procedure or action taken under this clause 4.7.

(p) The Directors, so long as they act reasonably and in good faith, shall be under no liability to Qantas or to any other person:

(1) for failing to treat any share, or erroneously determining that any share should be treated, as an Affected Share or Relevant Share in accordance with the provisions of this clause 4.7 or clause 4.6(a); or

(2) if on the basis of any such determination, they perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under this clause 4.7 in relation to such share.

(q) Any resolution, determination or decision to exercise any discretion or power by the Directors under this clause 4.7 shall be final and conclusive in the absence of bad faith or manifest error on the part of the Directors.

### 4.8 Enforcement of Foreign Ownership Limitations

(a) On the Directors becoming aware of a breach of clause 2.2 and determining which shares give rise to the breach (**'Offending Shares'**), the Directors must promptly give notice in accordance with clause 4.8(c) which, in accordance with the provisions under this clause 4.8:

(1) will lead to the registered holder of the Offending Shares not being able to vote in respect of those shares; and

(2) may lead to the disposal of the Offending Shares.

(b) In determining which shares are Offending Shares, the Directors must, unless in their opinion it would be inequitable or not in the best interests of Qantas to do so, have regard to the chronological order in which particulars of Relevant Shares have been entered in the register or sub-register kept in accordance with the provisions of clause 4.6(a), on the basis that the last registered share (other than a BA Share) is to be the first treated as an Offending Share. Other than in accordance with clause 4.8(j), BA Shares cannot be treated as Offending Shares by the Directors under this clause 4.8, but any other shares may be.

(c) The Directors shall give written notice (**'First Notice'**) to the registered holder of any Offending Share and to any other Foreign Person who appears to the Directors to have a Relevant Interest in that share, setting out the relevant provisions of this clause 4.8. The holder or any such other person may make representations to the Directors as to why any share so identified should not

be regarded as having given rise to a breach of clause 2.2 or, if having given rise to the breach, should not be dealt with as an Offending Share because the breach is not continuing.

(d) The Directors must promptly withdraw the First Notice if:

(1) after considering the representations referred to in clause 4.8(c) and any other information the Directors consider relevant, the Directors reasonably consider that the shares specified in the First Notice should not be treated as Offending Shares or should no longer be treated as Offending Shares; or

(2) the Directors become aware that the shares specified in the First Notice have ceased to be Offending Shares.

(e) A registered holder of an Offending Share on whom a First Notice has been served and not withdrawn is not entitled to vote in respect of such share at any general meeting of Qantas but is entitled to attend the meeting and be heard. *Until the First Notice is withdrawn, the vote* attached to the Offending Share vests in the Chairperson who must exercise that vote in accordance with the recommendation of the Directors. [Qantas Sale Act s.7(1)(d)(ii)]

(f) If the First Notice has not been withdrawn within 30 days of service, the Directors shall give a further written notice (**'Second Notice'**) to each person to whom the First Notice was given, requiring that person, within the period specified in the Second Notice (which period must not *expire more than 60 days after the date of service of the Second Notice), to dispose of either* that Offending Share or any Relevant Interest referred to in the Second Notice such that the share ceases to be an Offending Share.

(g) The Directors must promptly advise the registered holder if they become aware that a share identified in a Second Notice has ceased to be an Offending Share.

(h) If, after the period for disposal specified in the Second Notice the Directors are not satisfied that a suitable disposal has been made, the Directors may arrange for the sale of the Offending Share on behalf of the registered holder such that it ceases to be an Offending Share. Such sale shall be effected at the best price reasonably obtainable at the time of sale, based upon independent advice obtained by Directors for the purpose, provided that the Directors shall not be liable to any person for any consequence of reliance on such advice. The net proceeds of sale shall be held on trust by Qantas for, and paid (together with interest at such rate as the Directors deem appropriate) to, the former registered holder. [Qantas Sale Act s.7(1)(d)(i)]

(i) For the purpose of any sale in accordance with clause 4.8(h), the Directors may appoint any person to effect as transferor a transfer in favour of the transferee and may enter the name of the transferee in respect of the transferred share in the share register. The transfer is effective as if it had been effected by the registered holder.

(j) Notwithstanding any other provision in this clause 4.8, the Directors may, in accordance with clause 4.8(b), determine that BA Shares may be treated as Offending Shares where:

(1) the Directors have, notwithstanding clause 4.8(b), determined that those BA Shares should be treated as Offending Shares; and

(2) the Directors form the reasonable opinion that the breach of clause 2.2 cannot be rectified other than by treating some or all of the BA Shares as Offending Shares.

(k) If implementation of the procedure outlined in paragraphs (a) to (h) of this clause 4.8 is not sufficient to cure the breach referred to in clause 4.8(a), the Directors may remove a Director from office if such removal would have the effect of curing the breach.

(l) Subject to any other provision in this Constitution, unless contrary information is provided to the Directors, they shall be entitled to assume without inquiry that all shares are not Relevant Shares.

(m) The Directors are not obliged to serve any notice required under this clause 4.8 upon any person if they do not know the identity or address of that person. The absence of a notice in such circumstance or any accidental error or failure to give any notice to any person upon whom notice is required to be served under this clause 4.8 shall not prevent the implementation or validity of any procedure or action taken under this clause 4.8.

(n) The Directors shall, so long as they act reasonably and in good faith, be under no liability to Qantas or to any other person:

(1) for failing to treat any share, or erroneously determining that any share should be treated, as an Offending Share or Relevant Share in accordance with the provisions of this clause 4.8; or

(2) if, on the basis of any such determination, they perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under this clause 4.8 in relation to such share.

(o) Any resolution, determination or decision to exercise any discretion or power by the Directors under this clause 4.8 shall be final and conclusive in the absence of bad faith or manifest error on the part of the Directors.

## PART 5
## GENERAL MEETINGS

### 5.1 Convening of General Meetings

(a) One or more Directors may convene a general meeting whenever they think fit.

(b) Members may request or convene general meetings in accordance with the procedures set out in the Corporations Act. [Amended 2003 AGM]

(c) A general meeting may be held at two or more venues simultaneously using any technology which gives the members as a whole a reasonable opportunity to participate.

### 5.2 Notice of General Meetings

(a) At least 28 days notice (or such shorter period as may be authorised by the Corporations Act) of a general meeting (exclusive of the day on which the notice is served or deemed to be served but inclusive of the day appointed for the meeting) must be given in the manner authorised by Part 13 of this Constitution to each person who is at the time of giving the notice:

(1) a member;

(2) entitled under this Constitution either to be registered as the holder, or to the transfer of, any shares and who has satisfied the Directors of that person's right to be registered as the holder of, or the transferee of, the shares;

(3) a Director; or

(4) an auditor of Qantas. [Amended 2000 AGM]

(b) A notice of a general meeting must:

(1) specify the place, date and time of the meeting and state the general nature of the business to be transacted at the meeting;

(2) contain any statement or information required by the Corporations Act; and [Amended 2003 AGM]

(3) be accompanied by a proxy form which will:

(A) enable the shareholder to vote for or against, or abstain from, each resolution to be put to the meeting; and
(B) allow for the insertion by the shareholder of the name of the person or persons to be appointed as proxy and may also provide that, in such circumstances and on such conditions specified in the form as are not inconsistent with this Constitution, the chairperson of the relevant meeting (or another person specified in the proxy form) is appointed as proxy.

(c) Failure to comply with clause 5.2 does not invalidate any act, matter or thing done or resolution passed at the general meeting if:

(1) the failure occurred by accident or error; or

(2) before or after the meeting, the person:

(A) has waived or waives notice of that meeting under clause 5.2(d); or
(B) has notified or notifies Qantas of the person's agreement to that act, matter, thing or resolution by notice in writing to Qantas.

(d) A person's attendance at a general meeting waives any objection that person may have to a failure to give notice, or the giving of a defective notice, of the meeting unless the person at the beginning of the meeting objects to the holding of the meeting.

### 5.3 Admission to General Meetings

The chairperson of a general meeting may refuse admission to, or require to leave and remain out of the meeting, any person:

(a) in possession of a pictorial-recording or sound-recording device;

(b) in possession of a placard or banner;

(c) in possession of an article considered by the chairperson of the meeting to be dangerous, offensive or liable to cause disruption;

(d) who refuses to produce or to permit examination of any article, or the contents of any article, in the person's possession;

(e) who behaves or threatens to behave in a dangerous, offensive or disruptive manner; or

(f) who is not a member, Director or auditor of Qantas or a person referred to in clause 5.2(a)(2),

or any other person at the absolute discretion of the chairperson of the meeting.

**5.4 Quorum at General Meetings**

(a) No business may be transacted at any general meeting, except the election of a chairperson of the meeting and the adjournment of the meeting, unless a quorum of members is present when the meeting proceeds to business.

(b) A quorum consists of two members entitled to vote and be present at the meeting.

(c) A member is to be taken to be present at a general meeting if the member is present in person or by proxy, attorney or representative.

(d) If a quorum is not present within 30 minutes after the time appointed for the general meeting:

(1) where the meeting was convened upon the request of members, the meeting must be dissolved; or

(2) in any other case:

(A) the meeting stands adjourned to such day, and at such time and place, as the Directors determine or, if no determination is made by the Directors, to the same day in the next week at the same time and place; and

(B) if, at the adjourned meeting, a quorum is not present within 30 minutes after the time appointed for the meeting, the members present shall constitute a quorum.

**5.5 Chairperson of General Meetings**

(a) The Chairperson, if present within 15 minutes after the time appointed for the meeting and willing to act, must preside as chairperson at each general meeting.

(b) If at a general meeting:

(1) there is no Chairperson;

(2) the Chairperson is not present within 15 minutes after the time appointed for the meeting; or

(3) the Chairperson is present within that time but is not willing to act as chairperson of the meeting,

then if the Directors have elected a Deputy Chairperson, the Deputy Chairperson, if present within 15 minutes after the time appointed for the meeting and willing to act, must preside as chairperson at the meeting.

(c) Subject to clause 5.5(a), if at a general meeting:

(1) there is no Deputy Chairperson;

(2) the Deputy Chairperson is not present within 15 minutes after the time appointed for the meeting; or

(3) the Deputy Chairperson is present within that time but is not willing to act as chairperson of the meeting,

the members present must elect as chairperson of the meeting:

(4) another Director who is present and willing to act; or

(5) if no other Director willing to act is present at the meeting, a member who is present and willing to act.

### 5.6 Adjournment of General Meetings

(a) The chairperson of a general meeting may with the consent of the meeting, and must if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

(b) Where a meeting is adjourned for 14 days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

(c) Except as provided by clause 5.6(b), it is not necessary to give any notice of any adjournment or of the business to be transacted at an adjourned meeting.

### 5.7 Decisions at General Meetings

(a) Except in the case of any resolution which as a matter of law requires a special majority, questions arising at a general meeting are to be decided by a majority of votes cast by the members present at the meeting and any such decision is for all purposes a decision of the members.

(b) In the case of an equality of votes upon any proposed resolution:

(1) the chairperson of the meeting will not have a second or casting vote; and

(2) the proposed resolution is to be taken as having been lost.

(c) A resolution put to the vote of a general meeting must be decided on a show of hands unless:

(1) before a vote is taken;

(2) before the voting result on a show of hands is declared; or

(3) immediately after the declaration of the result of vote or a show of hands,

a poll is demanded by:

(4) the chairperson of the meeting;

(5) members with at least 5% of the votes that may be cast on the resolution on a poll; or

(6) at least five members entitled to vote on the resolution.

(d) A demand for a poll does not prevent the continuation of a general meeting for the transaction of any business other than the question on which the poll has been demanded.

(e) Unless a poll is duly demanded, a declaration by the chairperson of a general meeting that a resolution has on a show of hands been carried or lost, and an entry to that effect in the book containing the minutes of the proceedings of general meetings, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(f) If a poll is duly demanded at a general meeting, it will be taken in such manner and (subject to clause 5.7(g)) either at once or after an interval or adjournment or otherwise as the chairperson of the meeting directs, and the result of the poll will be the resolution of the meeting at which the poll was demanded.

(g) A poll demanded at a general meeting on the election of a chairperson of the meeting or on a question of adjournment must be taken immediately.

(h) The demand for a poll may be withdrawn.

(i) Subject to clause 5.7(g), if a poll has been taken the chairperson of the meeting may close the meeting, provided that the results of any such poll must be declared by notice in appropriate newspapers nominated, at the meeting, by the chairperson of the meeting within two Business Days of closure of the meeting.

### 5.8 Voting Rights

(a) Subject to any rights or restrictions attached to any shares or class of shares, at a general meeting:

(1) on a show of hands, every member present has one vote; and

(2) on a poll, every member present has:

(A) one vote for each fully paid share held by the member; and

(B) a fraction of a vote for each partly paid share held by the member, equivalent to the proportion which the amount paid up (not credited) on the share bears to the total amounts paid and payable (excluding amounts credited) on the share.

(b) Where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member on a show of hands:

(1) the person is entitled to one vote only despite the number of members the person represents; and

(2) that vote will be taken as having been cast for all the members the person represents; and

(3) if the person has been appointed as a proxy under two or more instruments that specify different ways to vote on a resolution, the person may not vote as a proxy on a show of hands, however, if the person is a member, the person may vote on a show of hands without regard to the proxies the person holds.

(c) Where a member appoints two proxies to vote in respect of shares held by the member and both are in attendance:

(1) on a show of hands, only the first person named in the instrument appointing the proxies, or if they are named in separate instruments, the person whose name is earlier in alphabetical sequence, may vote; and

(2) on a poll, each proxy may only exercise votes in respect of those shares for which the proxy has been validly appointed proxy.

(d) In the case of joint holders the vote of the joint holder first named in the register of members in respect of the shares who tenders a vote, whether in person or by proxy, attorney or representative, must be accepted to the exclusion of the votes of the other joint holders.

(e) The parent or guardian of an infant member may vote at any general meeting upon such evidence being produced of the relationship or of the appointment of the guardian as the Directors may require and any vote tendered by a parent or guardian of an infant member in accordance with this clause 5.8(e) must be accepted to the exclusion of the vote of the infant member.

(f) A person entitled under clause 4.3(c) to be registered as the holder of or to the transfer of any shares may vote at any general meeting in respect of those shares in the same manner as if that person were the registered holder of those shares if, before the meeting, the Directors have:

(1) admitted that person's right to vote at the meeting in respect of those shares; or

(2) been satisfied of that person's right to be registered as the holder of, or transferee of, those shares,

and any vote tendered by such a person in accordance with this clause 5.8(f) must be accepted to the exclusion of any other vote purported to be cast for the registered holder of those shares.

(g) Where a member holds any share upon which any call or other sum of money payable to Qantas has not been duly paid:

(1) that member is only entitled to be present at a general meeting and vote if other shares are held by that member upon which no money is then due and payable; and

(2) on a poll, that member is not entitled to vote in respect of that share but may vote in respect of any other shares held upon which no money is then due and payable.

(h) A member is not entitled to vote on any resolution if the Listing Rules provide that:

(1) the member must not vote or must abstain from voting on the resolution; or

(2) a vote on the resolution by the member must be disregarded for the purposes of the Listing Rules,

and if the member does vote on such a resolution, his or her vote must not be counted.

(i) An objection to the qualification of a person to vote at a general meeting:

(1) must be raised before or at the meeting at which the vote objected to is given or tendered; and

(2) must be referred:

(A) if it is raised before the meeting, to the Directors; or
(B) if it is raised at the meeting, to the chairperson of the meeting,

*whose decision is final.*

(j) A vote not disallowed by the Directors or the chairperson of a meeting under clause 5.8(i) is valid for all purposes.

**5.9 Representation at General Meetings (including Proxies)**

(a) Subject to this Constitution, each member entitled to vote at a meeting of members may vote:

(1) in person;

(2) by not more than two proxies;

(3) by an attorney; or

(4) where the member is a body corporate, by its representative appointed in accordance with the Corporations Act. [Amended 2003 AGM]

(b) An attorney or representative may be appointed for all general meetings, or for any number of general meetings, or for a particular general meeting.

(c) A proxy, attorney or representative may, but need not, be a member of Qantas.

(d) Subject to clause 5.2(b)(3)(B), an instrument appointing a proxy, attorney or representative may be in any usual form or any other form that the Directors approve.

(e) Unless otherwise provided in the instrument (even though the instrument may refer to specific resolutions and may direct the proxy, attorney or representative how to vote on those resolutions) an instrument appointing a proxy, attorney or representative will be taken to confer authority:

(1) to vote on any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion;

(2) to vote on any procedural motion, including any motion to elect the chairperson of the meeting, to vacate the chair or to adjourn the meeting;

(3) to speak to any proposed resolution on which the proxy, attorney or representative may vote; and

(4) to demand or join in demanding a poll on any resolution on which the proxy, attorney or representative may vote.

(f) Where a member appoints two proxies to vote in respect of the member's shares at the same general meeting and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the votes.

(g) An instrument appointing a proxy or attorney may direct the manner in which the proxy or attorney is to vote in respect of a particular resolution and, where an instrument so provides, the proxy or attorney is not entitled to vote on the proposed resolution except as directed in the instrument.

(h) An appointment of a proxy or attorney must be in writing and:

(1) in the case of a natural person, signed by the appointer; or

(2) in the case of a body corporate, executed in a form acceptable to the Directors.

For the purposes of this clause 5.9(h) and clause 5.9(i), the appointment of a proxy or attorney which is sent by electronic message to an electronic address specified for that purpose in the notice convening the meeting will be taken to have been signed (in the case of a natural person) or executed in a form acceptable to the Directors (in the case of a body corporate) if the appointment:

(A) includes or is accompanied by a personal identification code allocated by Qantas to the member making the appointment; or

(B) has been authorised by the member in another manner approved by the Directors. [Amended 2003 AGM]

(i) A proxy may not vote at a general meeting unless the instrument appointing the proxy (and a copy of any power of attorney or other authority under which the instrument is signed) are received at the registered office of Qantas or are sent to and received at a facsimile number at that office or are sent to and received at another facsimile number or address including an electronic address specified for that purpose in the notice convening the meeting not less than 48 hours before: [Amended 2003 AGM]

(1) in the case of a meeting or an adjourned meeting, the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(2) in the case of a poll, the time appointed for the taking of the poll.

(j) A vote given in accordance with the terms of an instrument appointing a proxy or attorney is valid even if, before the proxy or attorney votes:

(1) the appointing member dies;

(2) the member is mentally incapacitated;

(3) the member revokes the proxy's or attorney's appointment;

(4) the member revokes the instrument or the authority under which the proxy or attorney was appointed by a third party; or

(5) the member transfers the share in respect of which the proxy or attorney was given,

if no notice in writing of the death, mental incapacity, revocation or transfer has been received by Qantas before the start or resumption of the relevant meeting.

(k) A vote given in accordance with the terms of an instrument appointing a proxy or attorney is valid despite the transfer of the share in respect of which the instrument was given if the transfer is not registered by the time at which the instrument appointing the proxy or attorney is required to be received under clause 5.9(i). [Amended 2003 AGM]

(l) The appointment of a proxy or attorney is not revoked by the appointer attending and taking part in the general meeting but, if the appointer votes on any resolution, the person or persons acting as proxy or attorney for the appointer are not entitled to vote, and must not vote, as the appointer's proxy or attorney on the resolution.

## PART 6
## DIRECTORS

### 6.1 Number of Directors

(a) The number of Directors, until otherwise resolved by Qantas by special resolution, must be not less than three and not more than 12.

(b) At all times, at least two-thirds of the Directors must be Australian Citizens. [Qantas Sale Act s.7(1)(f)]

(c) Substantial Foreign Shareholders in aggregate may not vote to appoint any more than one third of the Directors. [Qantas Sale Act s.7(1)(c)]

(d) Subject to the provisions of clause 6.1(c) the right of BA or the Relevant BA Subsidiary to appoint a Director under clause 6.4 shall take precedence over any right of a Substantial Foreign Shareholder to vote to appoint a Director under clause 6.3.

(e) The remaining Directors shall remove any Director appointed under a resolution or notice of appointment in breach of this clause 6.1.

(f) Except as provided for in clause 6.4, no holder of BA Shares can vote in respect of its BA shares to appoint a Director.

### 6.2 BA Directors and Non-BA Directors

(a) The board of Directors shall comprise:

(1) BA Directors appointed in accordance with clause 6.4; and

(2) Non-BA Directors appointed in accordance with clause 6.3 or clause 6.5.

(b) Where, by reason of a change in the number of BA Shares required for the appointment of BA Directors in accordance with clause 6.4 (and in the case only where clause 2.5(j) applies a percentage of BA Shares is not restored in accordance with clause 2.5(j) within the time period referred to in that clause), there is a reduction in the number of BA Directors or Non-BA Directors permitted by this clause 6.2 (including without limitation a reduction in the number of BA Shares held by a member), then:

(1) that number of BA Directors or Non-BA Directors (as the case requires) as exceeds the permitted number must immediately vacate office;

(2) the Non-BA Director to vacate office shall be decided by agreement of the non-BA Directors or, in the absence of agreement, by lot; and

(3) the BA Director to vacate office shall be decided by agreement of the BA Directors or, in the absence of agreement, by lot.

### 6.3 Appointment and Removal of Non-BA Directors

(a) (1) This clause 6.3 is to be read subject to clause 6.1.

(2) The members may by ordinary resolution appoint or remove a Non-BA Director.

(b) (1) At the annual general meeting of Qantas one third of the Non-BA Directors (rounded down, if required, to the nearest whole number), but excluding the Managing Director, shall retire from office, such one-third not to include any Non-BA Director retiring in accordance with clauses 6.2(b) or 6.5(b). [Amended 2000 AGM]

(2) The Non-BA Directors to retire at an annual general meeting are those who have been longest in office since their last election, but as between persons who became Directors on the same day, those to retire shall (unless they otherwise agreed among themselves) be determined by lot.

(3) A Non-BA Director retiring under this clause 6.3 or clause 6.5(b) shall be eligible for re-election and shall act as a Director throughout the meeting at which he or she retires.

(4) No Non-BA Director (other than the Managing Director) shall remain in office for a period in excess of three years or after the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself or herself for re-election. [Amended 2000 AGM]

(5) Subject to clause 6.2, the members may, at the meeting at which a Non-BA Director retires, by ordinary resolution fill the vacated office by electing a person to that office.

(6) A person may only be elected to the office of a Non-BA Director at a general meeting if:

(A) the person is a Director retiring from office under this clause 6.3 or clause 6.5(b) and standing for re-election at that meeting;

(B) the person has been nominated by the Directors for election at that meeting; or

(C) [Deleted 2000 AGM]

(D) the person has been nominated by:

(i) members with at least 5% of the votes attaching to all the Voting Shares other than BA Shares in Qantas; or

(ii) at least 100 members entitled to vote at a general meeting,

and who have given Qantas notice under section 249N of the Corporations Act. [Amended 2000 AGM]

(c) In any decision of Qantas in general meeting to appoint or remove a Non-BA Director in accordance with this clause 6.3 or otherwise, the only members entitled to vote are holders of Voting Shares other than BA Shares.

(d) For the purposes only of clauses 6.3 and 6.4, Voting Shares in Qantas other than BA Shares constitute a separate class of share.

### 6.4 Appointment and Removal of BA Directors

(a) Subject to the provisions of clause 6.1, where the BA Group holds in aggregate BA Shares constituting 10% or more of all the Voting Shares in Qantas, BA or the Relevant BA Subsidiary may appoint or remove such number of BA Directors as is calculated as follows:

(1) for as long as the BA Group holds in aggregate BA Shares constituting more than 22.5% of all the Voting Shares in Qantas, BA or the Relevant BA Subsidiary may appoint or remove up to three Directors;

(2) for as long as the BA Group holds in aggregate BA Shares constituting more than 15% but not more than 22.5% of all the Voting Shares in Qantas, BA or the Relevant BA Subsidiary may appoint or remove up to two Directors; and

(3) for as long as the BA Group holds in aggregate BA Shares constituting more than 10% but not more than 15% of all the Voting Shares in Qantas, BA or the Relevant BA Subsidiary may appoint or remove up to one Director.

(b) The Directors must keep records from time to time so as to enable calculations to be made in accordance with the formula set out in clause 6.4(a) to determine, as at that date, the entitlement of BA or the Relevant BA Subsidiary to appoint a BA Director.

(c) Appointment and removal of a BA Director under this clause 6.4 may be effected by written notice to Qantas signed by BA or the Relevant BA subsidiary, such appointment or removal to be effective upon receipt by Qantas of such written notice.

(d) For the purposes of determining the entitlement of BA or the Relevant BA Subsidiary to appoint a BA Director, the Directors' determination is final and binding.

(e) If a resolution in general meeting is adopted to remove a BA Director, BA or the Relevant BA Subsidiary may appoint a successor in accordance with this clause 6.4 and Qantas in general meeting may not appoint a successor.

(f) For the purposes only of clause 6.3 and 6.4, the BA Shares constitute a separate class of share.

**6.5 Casual Vacancy**

(a) Subject to clause 6.1, the Directors may at any time appoint any natural person to be a Non-BA Director, either to fill a casual vacancy or as an addition to the existing Directors.

(b) Any Director appointed in accordance with clause 6.5(a) shall hold office only until the next general meeting of Qantas.

**6.6 Vacation of Office**

The office of a Director becomes vacant:

(a) in the circumstances prescribed by the Corporations Act; [Amended 2000 AGM]

(b) if the Director becomes of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health; or

(c) if the Director resigns by notice in writing to Qantas.

**6.7 Remuneration of Directors**

(a) Each Director is entitled to such remuneration out of the funds of Qantas as the Directors determine, but the remuneration of non-Executive Directors may not exceed in aggregate in any year the amount fixed by the members in general meeting for that purpose.

(b) The remuneration of Directors:

(1) in the case of all Directors, may be a stated salary or a fixed sum for attendance at each meeting of Directors or both; or

(2) in the case of non-Executive Directors:

(A) may be a share of the amount fixed under clause 6.7(a), divided among them in the manner and in the proportion determined by the Directors and in default equally; and

(B) may include travel benefits up to a level determined by the members in general meeting and to be distributed among them in the manner determined by the Directors,

and if it is a stated salary under clause 6.7(b)(1) or a share of a fixed sum under clause 6.7(b)(2)(A), will accrue from day to day.

(c) The remuneration payable by Qantas to a Director must not include a commission on, or percentage of, operating revenue.

(d) The Directors are entitled to be paid all travelling and other expenses properly incurred by them in connection with the affairs of Qantas, including attending and returning from general meetings of Qantas or meetings of the Directors or of committees of the Directors.

(e) Subject to clause 6.7(a), if a Director renders or is called upon to perform extra services or to make any special exertions in connection with the affairs of Qantas, the Directors may arrange for a special remuneration to be paid to that Director, either in addition to or in substitution for that Director's remuneration under clause 6.7(b).

(f) The salary paid to an Executive Director is not to be included in the amount fixed in accordance with clause 6.7(a).

(g) The Directors may make a lump sum payment in respect of past services to any Director or to the widow or widower or dependants of any Director on or at any time after the Director ceases to hold office as Director.

(h) The Directors may establish or support or assist in the establishment or support of funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to the Directors.

### 6.8 Share Qualifications

(a) A Director is not required to hold any shares in Qantas by way of qualification.

(b) A Director who is not a member of Qantas is nevertheless entitled to attend and speak at general meetings.

### 6.9 Interested Directors

(a) A Director may hold any other office or place of profit in Qantas (other than auditor) in conjunction with his or her directorship and may be appointed to that office or place upon such terms as to remuneration, tenure of office and otherwise as the Directors think fit.

(b) A Director of Qantas may be or become a Director or other officer of, or otherwise interested in, any related body corporate or any other body corporate promoted by Qantas or in which Qantas may be interested as a shareholder or otherwise and (unless otherwise agreed) is not accountable to Qantas for any remuneration or other benefits received by the Director as a Director or officer of, or from having an interest in, that body corporate.

(c) A Director is not disqualified merely because of being a Director from contracting with Qantas in any respect including, without limitation:

(1) selling any property to, or purchasing any property from, Qantas;

(2) lending any money to, or borrowing any money from, Qantas with or without interest and with or without security;

(3) guaranteeing the repayment of any money borrowed by Qantas for a commission or profit;

(4) underwriting or guaranteeing the subscription for shares in Qantas or in any related body corporate or any other body corporate promoted by Qantas or in which Qantas may be interested as a shareholder or otherwise, for a commission or profit; or

(5) being employed by Qantas or acting in any professional capacity (other than auditor) on behalf of Qantas.

(d) No contract made by a Director with Qantas and no contract or arrangement entered into by or on behalf of Qantas in which any Director may be in any way interested is avoided or rendered voidable merely because of the Director holding office as a Director or of the fiduciary obligations arising out of that office.

(e) No Director contracting with or being interested in any arrangement involving Qantas is liable to account to Qantas for any profit realised by or under any such contract or arrangement merely because of the Director holding office as a Director or of the fiduciary obligations arising out of that office.

(f) A Director who has a material personal interest in any matter to be considered at a meeting of Directors must not:

(1) be present while the matter is being considered at the meeting; or

(2) vote on the matter,

unless permitted by the Corporations Act to do so, in which case the Director may: [Amended 2003 AGM]

(1) be counted in determining whether or not a quorum is present at any meeting of Directors considering that matter;

(2) sign or countersign any document relating to that matter; and

(3) vote in respect of, or in respect of any thing arising out of, that matter. [Inserted 2000 AGM]

(g) Each Director who has a material personal interest in a matter that relates to the affairs of Qantas must comply with section 191 of the Corporations Act. [Inserted 2000 AGM] [Amended 2003 AGM]

(h) A Director will be required to declare at a meeting of Directors any:

(1) direct or indirect interest in a contract or proposed contract with Qantas; and

(2) potential or actual conflict of interest arising (whether directly or indirectly) from any office held or property possessed by the Director,

only if the Director is required to do so by the Corporations Act. [Inserted 2000 AGM] [Amended 2003 AGM]

### 6.10 Powers and Duties of Directors

(a) The Directors are responsible for managing the business of Qantas and may exercise to the exclusion of the members in general meeting all the powers of Qantas which are not required by the Corporations Act, by the Listing Rules or by this Constitution to be exercised by the members in general meeting. [Amended 2003 AGM]

(b) Without limiting the generality of clause 6.10(a), the Directors may exercise all the powers of Qantas to borrow or otherwise raise money, to charge any property or business of Qantas or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of Qantas or of any other person.

(c) The Directors may determine how cheques, promissory notes, bankers drafts, bills of exchange or other negotiable instruments must be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by or on behalf of Qantas.

(d) The Directors may:

(1) appoint or employ any person to be an officer, agent or attorney of Qantas for such purposes with such powers, discretions and duties (including powers, discretions and duties vested in or exercisable by the Directors), for such period and upon such conditions as they think fit;

(2) authorise an officer, agent or attorney to delegate all or any of the powers, discretions and duties vested in the officer, agent or attorney; and

(3) subject to any agreement entered into with the relevant officer, agent or attorney, remove or dismiss any officer, agent or attorney of Qantas at any time, with or without cause.

(e) A power of attorney may contain such provisions for the protection and convenience of the attorney or persons dealing with the attorney as the Directors think fit.

(f) The powers of the Directors under clauses 6.10(d) and 6.10(e) may be exercised by any two Directors, or a Director and the secretary, by executing a deed in accordance with section 127(1) of the Corporations Act. [Inserted 2000 AGM] [Amended 2003 AGM]

### 6.11 Proceedings of Directors

(a) The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

(b) The contemporaneous linking together by any technology which facilitates communication of a number of the Directors sufficient to constitute a quorum, constitutes a meeting of the Directors and all the provisions in this Constitution relating to meetings of the Directors apply, so far as they can and with such changes as are necessary, to meetings of the Directors by such technology.

(c) A Director participating in a meeting by any such technology is to be taken to be present in person at the meeting.

### 6.12 Convening of Meetings of Directors

A Director may, whenever the Director thinks fit, convene a meeting of the Directors.

### 6.13 Notice of Meetings of Directors

(a) Subject to this Constitution, notice of a meeting of Directors must be given to each person who is at the time of giving the notice a Director.

(b) A notice of a meeting of Directors:

(1) must specify the time and place of the meeting;

(2) must state the nature of any business to be transacted at the meeting which is of the type referred to in clause 6.17(c);

(3) must be given not less than five days before the meeting; and

(4) may be given in person or by post, facsimile transmission, electronic message, telephone or other method of written, audio or audio visual communication. [Amended 2003 AGM]

(c) A Director may waive notice of any meeting of Directors by notifying Qantas to that effect in person or by post, facsimile transmission, electronic message, telephone or other method of written, audio or audio visual communication. If at least half of the Directors, including at least one BA Director, waive notice in accordance with this clause 6.13(c), the meeting of Directors may be held at any time after such waivers are received by the secretary. [Amended 2003 AGM]

(d) Failure to give notice to a Director of a meeting of Directors does not invalidate any act, matter or thing done or resolution passed at the meeting if:

(1) the failure occurred by accident or error;

(2) before or after the meeting, the Director:

(A) has waived or waives notice of that meeting under clause 6.13(c); or
(B) has notified or notifies Qantas of the Director's agreement to that act, matter, thing or resolution personally or by post, facsimile transmission, electronic message, telephone or other method of written, audio or audio visual communication; or [Amended 2003 AGM]

(3) the Director or an Alternate Director appointed by the Director attended the meeting.

(e) Attendance by a person at a meeting of Directors waives any objection that person may have to a failure to give notice of the meeting and:

(1) if the person is a Director, any objection that an Alternate Director appointed by that person; or

(2) if the person is an Alternate Director, any objection that the Director who appointed that person as Alternate Director and any other Alternate Director appointed by that Director,

may have to a failure to give notice of the meeting.

### 6.14 Quorum at Meetings of Directors

(a) No business may be transacted at a meeting of Directors, unless a quorum of Directors is present at the time the meeting proceeds to business.

(b) A quorum consists of three Directors which must include:

(1) a majority of Non-BA Directors who are Australian Citizens; and

(2) at least one BA Director unless BA or the Relevant BA Subsidiary waives that requirement or unless no BA Directors have been appointed under clause 6.4.

(c) A Director is to be taken to be present at a meeting of Directors if the Director is present in person or by Alternate Director.

(d) In the event of a vacancy in the office of a Director or vacancies in the offices of Directors, the remaining Director or Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, the remaining Director or Directors may act only for the purpose of increasing the number of Directors to a number sufficient to constitute a quorum or of convening a general meeting of Qantas.

### 6.15 Chairperson and Deputy Chairperson

Subject to the provisions of clauses 6.16 and 6.17:

(a) The Directors may elect one of the Directors to the office of Chairperson and may determine the period for which that Director is to be Chairperson, provided that the person is an Australian citizen and the person is approved by the Nominations Committee. [Qantas Sale Act s.7(1)(f)]

(b) The Directors may elect one of the Directors to the office of Deputy Chairperson and may determine the period for which that Director is to be Deputy Chairperson.

(c) The office of Chairperson or Deputy Chairperson shall not be treated as an extra service or special exertion performed by the Director holding that office for the purposes of clause 6.7(e).

(d) The Chairperson (if present within 10 minutes after the time appointed for the holding of the meeting and willing to act) must preside as chairperson at each meeting of Directors.

(e) If at a meeting of Directors:

(1) there is no Chairperson;

(2) the Chairperson is not present within 10 minutes after the time appointed for the holding of the meeting; or

(3) the Chairperson is present within that time but is not willing to act as chairperson of the meeting,

then if the Directors have elected a Deputy Chairperson, the Deputy Chairperson (if present within 10 minutes after the time appointed for the holding of the meeting and willing to act) must preside as the chairperson of the meeting.

(f) Subject to clause 6.15(e), if at a meeting of Directors:

(1) there is no Deputy Chairperson;

(2) the Deputy Chairperson is not present within 10 minutes after the time appointed for the holding of the meeting; or

(3) the Deputy Chairperson is present within that time but is not willing to act as chairperson of the meeting,

the Directors present must elect one of themselves to be chairperson of the meeting.

### 6.16 Chairperson to be Australian Citizen

At all times the person presiding as chairperson at a meeting of Directors must be an Australian Citizen. [Qantas Sale Act s.7(1)(j)]

### 6.17 Decisions of Directors

(a) A meeting of Directors at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Directors under this Constitution.

(b) Questions arising at a meeting of Directors are to be decided by a majority of votes cast by the Directors present and any such decision is for all purposes a determination of the Directors.

(c) For the specific purpose of ensuring that Qantas both maximises its profitability and operates in a manner otherwise consistent with the objective of maintaining a strong, viable and dynamic Australian aviation industry, the following actions by Qantas or any of its Subsidiaries require the approval of two-thirds of all the Directors of Qantas, and in the case of the action referred to in clause 6.17(c)(6) the approval of a majority of votes in accordance with clause 6.17(b) as well as the approval of all the BA Directors:

(1) the adoption by the Directors of the annual operating budget of Qantas;

(2) any capital or other expenditure, incurrence of debt (other than drawing on existing debt facilities) or any other actions by Qantas or its Subsidiaries in excess, for any item (but aggregating all amounts for such item) of $50,000,000 except as provided for in the annual operating budget for Qantas and its Subsidiaries previously approved by the Directors;

(3) the entry by Qantas into any major commercial or joint venture agreement, merger, takeover or business acquisition which may be reasonably expected to materially adversely affect the value of the BA shareholding in Qantas or be materially inconsistent with the commercial agreements between BA and Qantas;

(4) the disposal for value by Qantas of material Operating Rights including slots or route licences;

(5) the issue of shares or options in respect of shares;

(6) the delegation of any powers of the Directors to a Director or officer or any committee of the Directors insofar as they concern matters which are referred to in this clause 6.17(c); or

(7) the buy-back by Qantas of shares in itself under clause 2.7. [Amended 2000 AGM]

The BA Directors may, in their absolute discretion, determine whether to grant the approval.

(d) In the case of an equality of votes upon any proposed resolution the chairperson of the meeting will not have a second or casting vote and the proposed resolution is to be taken as having been lost.

### 6.18 Written Resolutions

(a) If a document containing a statement to the effect that an act, matter or thing has been done or resolution has been passed:

(1) is sent to all Directors;

(2) is assented to by at least half of the Directors including at least one BA Director; and

(3) in the case of a resolution requiring approval in accordance with clause 6.17(c), is assented to by the required number of Directors,

that act, matter, thing or resolution is to be taken as having been done at or passed by the Directors without a meeting.

(b) For the purposes of clause 6.18(a):

(1) the written resolution is to be taken as having been passed:

(A) if the Directors assented to the document on the same day, on that day at the time at which the document was last assented to by a Director; or

(B) if the Directors assented to the document on different days, on the day on which, and at the time at which, the document was last assented to by a Director required under clause 6.18(a) to assent to the document;

(2) two or more separate documents in identical terms each of which is assented to by one or more Directors are to be taken as constituting one document; and

(3) a Director may signify assent to a document by signing and returning the document to Qantas in person, by post, facsimile transmission or by electronic message. [Amended 2003 AGM]

(c) Where a document is assented to in accordance with clause 6.18(a), the document must be included in the minute book.

**6.19 Alternate Directors**

(a) A Director other than an Alternate Director (in this clause 6.19, an **'appointor'**) may appoint:

(1) a person to be the appointor's Alternate Director for such period as the appointor thinks fit; and

(2) another person to be the appointor's Alternate Director in the absence of any Alternate Director appointed under clause 6.19(a)(1).

(b) An Alternate Director must be:

(1) a Director of Qantas; or

(2) any other person who is approved by the Nominations Committee.

(c) One person may act as Alternate Director to more than one appointor.

(d) If the appointor is not present at a meeting, an Alternate Director is entitled to be counted in a quorum and vote as a Director.

(e) An Alternate Director is entitled to a separate vote for each appointor the Alternate Director represents in addition to any vote the Alternate Director may have as Director in his or her own right.

(f) An Alternate Director is an officer of Qantas and is not an agent of the appointor.

(g) The provisions of this Constitution which apply to Directors also apply to Alternate Directors, except that Alternate Directors are not entitled in that capacity to any remuneration from Qantas.

(h) In the absence of the appointer, an Alternate Director may exercise any powers that the appointer may exercise and the exercise of any such power by the Alternate Director is to be taken to be the exercise of the power by the appointer.

(i) The office of an Alternate Director is vacated if and when the appointer vacates office as a Director.

(j) The appointment of an Alternate Director may be terminated at any time by the appointer even though the period of the appointment of the Alternate Director has not expired.

(k) An appointment, or the termination of an appointment, of an Alternate Director must be in writing signed by the appointor and takes effect upon receipt by Qantas of notice in writing of the appointment or termination or on the date nominated in the notice, whichever is the later.

(l) In determining whether a quorum is present at a meeting of Directors, an Alternate Director who attends the meeting is to be counted as a Director for each Director he or she represents at the meeting.

(m) An Alternate Director is not to be taken into account in determining the minimum or maximum number of Directors allowed under this Constitution.

**6.20 Committees of Directors**

(a) Subject to clause 6.17(c), the Directors may delegate any of their powers to a committee or committees consisting of such number of Directors as they think fit.

(b) A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors.

(c) The provisions of this Constitution applying to meetings of Directors apply, so far as they can and with such changes as are necessary, to meetings of a committee of Directors except that a quorum shall be one BA Director (unless the holder of BA Shares waives that requirement) and one Non-BA Director.

(d) Membership of a committee of Directors may, if the Directors so resolve, be treated as an extra service or special exertion performed by the members for the purposes of clause 6.7(e).

**6.21 Nominations Committee**

(a) There shall be a Nominations Committee comprising three non-Executive Directors of Qantas. One shall be a BA Director and the other two shall be Non-BA Directors. Members of the Nominations Committee shall be elected by all Directors of Qantas.

(b) The Nominations Committee must approve a person to be appointed as Chairperson and shall only be taken as approving a Chairperson if at least two members of the committee, including the BA Director, have approved that person for that position.

(c) The Nominations Committee must approve a person to be appointed as an Alternate Director and shall only be taken as approving an Alternate Director if at least two members of the committee have approved that person for that position.

**6.22 Delegation to Individual Directors or Officers**

(a) Subject to clause 6.17(c), the Directors may delegate any of their powers in accordance with the Corporations Act. [Amended 2000 AGM] [Amended 2003 AGM]

(b) Any person to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors. [Amended 2000 AGM]

(c) Acceptance of such a delegation by a Director may, if the Directors so resolve, be treated as an extra service or special exertion performed by the Director for the purposes of clause 6.7(e). [Amended 2000 AGM]

**6.23 Validity of Acts**

(a) All acts done by any person acting as a Director are, even if it is discovered afterwards that there was a defect in the person's appointment as a Director or that the person was disqualified to be a Director, valid as if the person has been duly appointed as, and was qualified to be, a Director.

(b) All acts done by a meeting of Directors or a committee of Directors are, even if it is discovered afterwards that there was a defect in the appointment of a person as a Director or that a person appointed as a Director was disqualified to be a Director, valid as if the person had been duly appointed as, and was qualified to be, a Director.

## PART 7
## EXECUTIVE OFFICERS

**7.1 Managing Director**

(a) The Directors shall appoint a Director who is a Non-BA Director to the office of Managing Director. That person shall be the chief executive of Qantas.

(b) The Managing Director's appointment as Managing Director automatically terminates if the Managing Director ceases to be a Director.

**7.2 Deputy Managing Directors**

(a) The Directors may appoint a Director to the office of Deputy Managing Director.

(b) A Deputy Managing Director's appointment as Deputy Managing Director automatically terminates if the Deputy Managing Director ceases to be a Director.

### 7.3 Chief Financial Officer

(a) The Directors shall appoint a director who is a Non-BA Director to the office of Chief Financial Officer of Qantas.

(b) The Chief Financial Officer's appointment as Chief Financial Officer automatically terminates if the Chief Financial Officer ceases to be a Director.

### 7.4 Executive Directors

(a) The Directors may confer on an Executive Director such titles as they think fit.

(b) An Executive Director may be appointed on one or more of the following bases:

(1) that the Executive Director's appointment as a Director automatically terminates if the Executive Director ceases to be an officer of Qantas, or of a related body corporate, in a capacity other than Director; or

(2) that the Executive Director's appointment as an officer of Qantas, or of a related body corporate, in a capacity other than Director automatically terminates if the Executive Director ceases to be a Director.

### 7.5 Secretaries

(a) The Directors may appoint one or more secretaries.

(b) The Directors may appoint one or more assistant secretaries.

### 7.6 Provisions Applicable to All Executive Officers

(a) A reference in this clause 7.6 to an Executive Officer is a reference to a Managing Director, Deputy Managing Director, Chief Financial Officer, Executive Director, secretary or assistant secretary appointed under this Part 7.

(b) The appointment of an Executive Officer may be for such period, at such remuneration and upon such conditions as the Directors think fit.

(c) Subject to the terms of any agreement entered into between Qantas and the relevant Executive Officer, any Executive Officer of Qantas may be removed or dismissed by the Directors at any time, with or without cause.

(d) The Directors may, subject to clause 6.17(c):

(1) confer on an Executive Officer such powers, discretions and duties (including any powers, discretions and duties vested in or exercisable by the Directors) as they think fit;

(2) withdraw, suspend or vary any of the powers, discretions and duties conferred on an Executive Officer; and

(3) authorise the Executive Officer to delegate all or any of the powers, discretions and duties conferred on the Executive Officer.

(e) An Executive Officer is not required to hold any shares to qualify for appointment.

(f) All acts done by any person acting as an Executive Officer, even if it is discovered afterwards that there was a defect in the person's appointment as an Executive Officer or that the person was disqualified to be an Executive Officer, are valid as if the person had been duly appointed as, and was qualified to be, an Executive Officer.

## PART 8
## EXECUTION OF DOCUMENTS

### 8.1 Register of Documents Executed in Accordance with Section 127 of the Corporations Act

Qantas must keep a register of the documents it executes in accordance with section 127 of the Corporations Act and, upon execution of a document, must enter in the register particulars of the document, giving in each case the date of the document, the names of the parties to the document, a short description of the document and the names of the persons who signed the document. [Amended 2000 AGM]

## 8.2 Signing of Certificates

The Directors may determine either generally or in a particular case that the signature of any Director or secretary is to be affixed to any certificate for securities in Qantas by some mechanical or other means.

# PART 9
# DISTRIBUTION OF PROFITS

## 9.1 Dividends

(a) Subject to the rights of persons entitled to shares with special rights to dividends, the Directors may declare and authorise the payment by Qantas of a dividend.

(b) The Directors may declare and authorise the payment by Qantas to the members of such interim dividends as appear to the Directors to be justified by the financial position of Qantas.

(c) Interest is not payable by Qantas in respect of any dividend.

(d) (1) The Directors may, before declaring any dividend, set aside out of the profits of Qantas such sums as they think proper as reserves to be applied, at the discretion of the Directors, for any purpose for which the profits of Qantas may be properly applied.

(2) Pending any such application, the reserves may, at the discretion of the Directors, be used in the business of Qantas or be invested in such investments as the Directors think fit.

(3) the Directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those to a reserve.

(e) The Directors may, subject to the Listing Rules, fix a record date in respect of a dividend.

(f) A transfer of shares does not pass the right to any dividend declared on the shares unless the transfer is registered or left with Qantas for registration on or before: [Amended 2003 AGM]

(1) where the Directors have fixed a record date in respect of that dividend, that date; or

(2) where the Directors have not fixed a record date in respect of that dividend, the date the dividend was declared.

(g) (1) Subject to the rights of persons (if any) entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid (not credited) on the shares in respect of which the dividend is paid.

(2) All dividends shall be apportioned and paid proportionately to the ratio of the amount paid (not credited) on the shares to the amounts paid and payable (excluding amounts credited) on the shares during any portion or portions of the period in respect of which the dividend is paid, but, if any share is issued on terms providing that it will rank for dividend as from a particular date, that share ranks for dividend accordingly.

(3) An amount paid on a share in advance of a call shall not be taken for the purposes of this clause 9.1(g) to be paid on the share.

(h) The Directors may deduct from any dividend payable to a member all sums of money (if any) presently payable by the member to Qantas on account of calls or otherwise in relation to shares in Qantas.

(i) (1) When declaring a dividend the Directors may direct payment of the dividend wholly or partly by the distribution of specific assets, including paid up shares in, or debentures of, any other corporation.

(2) Where a difficulty arises in regard to such a distribution, the Directors may settle the matter as they consider expedient and fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments will be made to any members on the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as the Directors consider expedient.

(j) (1) Any dividend, interest or other money payable in cash in respect of shares may be paid by cheque sent through the post directed to:

(A) the address of the holder as shown in the register of members, or in the case of joint holders, to the address shown in the register of members as the address of the joint holder first named in that register; or

(B) to such other address as the holder or joint holders in writing directs or direct.

(2) Any one or two or more joint holders may give effectual receipts for any dividends, interest or other money payable in respect of the shares held by them as joint holders.

### 9.2 Capitalisation of Profits

Subject to any rights and restrictions attaching to any shares or any class of shares, the Directors may capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve accounts or the profit and loss account or otherwise available for distribution to members, in the proportions to which those members would have been entitled in a distribution of that sum by way of dividend, unless the Directors determine in a particular case that the capitalisation should not be pro-rata.

### 9.3 Ancillary Powers

For the purpose of giving effect to any resolution for the satisfaction of a dividend by the distribution of specific assets under clause 9.1(i)(1) or the capitalisation of any amount under clause 9.2, the Directors may:

(a) settle as they think expedient any difficulty that may arise in making the distribution or capitalisation and, in particular, determine that amounts or fractions of less than a particular value determined by the Directors may be disregarded in order to adjust the rights of all parties;

(b) fix the value for distribution of any specific assets;

(c) pay cash or issue debentures to any members in order to adjust the rights of all parties;

(d) vest any such specific assets or cash or debentures in trustees upon such trusts for the persons entitled to the dividend or capitalised amount as may seem expedient to the Directors; and

(e) authorise any person to make, on behalf of all the members entitled to any further shares or other securities as a result of the distribution or capitalisation, an agreement with Qantas or another body corporate providing, as appropriate:

(1) for the issue to them of such further shares or other securities; or

(2) for the payment by Qantas on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised.

### 9.4 Dividend Reinvestment Plans

The Directors may:

(a) implement a dividend reinvestment plan under which the whole or any part of any dividend due to members who participate in the plan on their shares or any class of shares may be applied in subscribing for securities of Qantas or of a related body corporate; and

(b) amend, suspend or terminate any dividend reinvestment plan so implemented.

### 9.5 Dividend Selection Plan

The Directors may:

(a) implement a dividend selection plan on such terms as they think fit under which participants may elect to:

(1) receive a dividend from Qantas paid wholly or partly out of any particular fund or reserve or out of profits derived from any particular source; or

(2) forego a dividend from Qantas in place of some other form of distribution from Qantas or another body corporate or a trust; and

(b) amend, suspend or terminate any dividend selection plan so implemented.

### 9.6 Bonus Share Plans

The Directors may:

(a) implement a bonus share plan on such terms as they think fit under which participants may elect to forgo the whole or any part of any dividend due to them on their shares and, in lieu of that dividend, be issued bonus shares in Qantas; and

(b) amend, suspend or terminate any bonus share plan so implemented.

## PART 10
## WINDING UP

### 10.1 Distribution of Surplus

Subject to the rights or restrictions attached to any shares or class of shares, if Qantas is wound up and the value of the property of Qantas available for distribution among the members exceeds the capital paid up at the commencement of the winding up, any excess must be divided among the members in proportion to the shares held by them, irrespective of the amounts paid or credited as paid on the shares.

### 10.2 Division of Property

(a) If Qantas is wound up, the liquidator may, with the sanction of a special resolution:

(1) divide among the members the whole or any part of the property of Qantas; and

(2) determine how the division is to be carried out as between the members or different classes of members.

(b) Any division under clause 10.2(a) may be otherwise than in accordance with the legal rights of the members and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part.

(c) Where a division under clause 10.2(a) is otherwise than in accordance with the legal rights of the members, a member is entitled to dissent and to exercise the same rights as if the special resolution sanctioning that division were a special resolution passed under section 507 of the Corporations Act. [Amended 2003 AGM]

(d) If any of the property to be divided under clause 10.2(a) includes securities with a liability to calls, any person entitled under the division to any of the securities may within 10 days after the passing of the special resolution referred to in that clause, by notice in writing direct the liquidator to sell the person's proportion of the securities and to account for the net proceeds and the liquidator must, if practicable, act accordingly.

(e) Nothing in this clause 10.2 derogates from or affects any right to exercise any statutory or other power which would have existed if this clause 10.2 were omitted.

(f) Clause 9.3 applies, so far as it can and with such changes as are necessary, to a division by a liquidator under clause 10.2(a) as if references in clause 9.3 to the Directors and to a distribution or capitalisation were references to the liquidator and to the division under clause 10.2(a) respectively.

## PART 11
## MINUTES AND RECORDS

### 11.1 Minutes

The Directors must cause minutes of all proceedings of:

(a) general meetings;

(b) meetings of the Directors;

(c) meetings of committees of the Directors; and

(d) written resolutions of Directors passed without a meeting,

to be entered within one month after the relevant meeting is held, in books kept for that purpose.

### 11.2 Signing of Minutes

Except in the case of a document entered in the minute book in accordance with clause 6.18(c), those minutes must be signed within a reasonable time after the meeting by the chairperson of the meeting at which the proceedings took place or by the chairperson of the next succeeding meeting.

### 11.3 Minutes as Evidence

Any minutes of a meeting purporting to be signed by the chairperson of the meeting or of the next succeeding meeting and any document entered in the minute book in accordance with clause 6.18(c) purporting to be signed by a Director, are (in the absence of proof of the contrary) sufficient evidence:

(a) of the matters stated in the minutes or document; and

(b) in the case of minutes of a meeting, of:

(1) the meeting having been duly convened and held; and

(2) the validity of all proceedings at the meeting.

### 11.4 Inspection of Records

(a) A Director may inspect any record of Qantas including, without limitation, the minute books, accounting records, internal management documents or such other documents or material as the Director requires.

(b) The Directors may determine whether and to what extent and at what time and places and under what conditions, the minute books, accounting records and other documents of Qantas or any of them will be open to the inspection of members other than Directors.

(c) A member other than a Director does not have the right to inspect any books, records or documents of Qantas except as provided by law, or as authorised by the Directors in accordance with clause 11.4(b).

## PART 12
## PROTECTION OF CERTAIN OFFICERS

[Inserted 2000 AGM]

### 12.1 Indemnity

To the fullest extent permitted by law and subject to this clause 12, Qantas indemnifies and will keep indemnified each Director, secretary and assistant secretary against:

(a) any liability (other than for legal costs) incurred by that person as an officer (or former officer) of a Relevant Company; and

(b) any legal costs reasonably incurred by that person in connection with any Claim brought against that person as an officer (or former officer) of a Relevant Company.

### 12.2 Insurance

To the extent permitted by law, Qantas may pay, or agree to pay, a premium directly or indirectly in respect of a contract insuring a person who is or has been an officer of Qantas against a liability incurred by that person as an officer or former officer of Qantas (including any such liability incurred by that person in their capacity as an officer of a Relevant Company).

### 12.3 Interpretation

In this clause 12:

(a) **'Claim'** means:

(1) any:

(A) legal proceedings (whether civil or criminal), administrative proceedings, arbitral proceedings, mediation or other form of alternative dispute resolution (whether or not held in conjunction with any legal, administrative or arbitral proceedings); or

(B) investigation or inquiry by any Regulatory Authority or External Administrator,

relating to, arising out of or in any way connected with any actual or alleged act or omission of the Director as an officer of a Relevant Company; or

(2) any written or oral threat, complaint or demand or other circumstance that might reasonably cause the Director to believe that any proceedings, investigation or inquiry referred to in paragraph (1) above will be initiated;

(b) **'External Administrator'** means a liquidator, provisional liquidator, controller or an administrator;

(c) **'Regulatory Authority'** means the Australian Securities & Investments Commission, the Australian Competition and Consumer Commission, a Royal Commission, a Tribunal, a department of any Australian government, a public authority, or an instrumentality or agency of the Crown in right of the Commonwealth, in right of a State or in right of a Territory or the equivalent of any of them in any other jurisdiction;

(d) **'Relevant Company'** means:

(1) Qantas;

(2) a subsidiary of Qantas; or

(3) any company or other entity of which the officer of Qantas is an officer at the request (whether formal or informal) of Qantas; and

(e) a reference to liability or legal costs incurred by, or an act or omission of, a person 'as an officer of a Relevant Company' is a reference to the person in the capacity of:

(1) a trustee;

(2) a director, an officer or an employee of the Relevant Company; or

(3) a member of a committee,

where the person is or was requested, appointed or nominated by Qantas or any of its subsidiaries to act as such a trustee, director, officer, employee or committee member (as the case may be).

### 12.4 Extent of Indemnity

The indemnity given under clause 12.1:

(a) applies to any liability or legal costs incurred by a person as an officer of a Relevant Company, other than Qantas or a subsidiary of Qantas, only if and to the extent that the person is not indemnified in respect of that liability or those legal costs:

(1) by the Relevant Company; or

(2) under an insurance policy which covers the Relevant Company (other than a policy maintained by Qantas, BA or any of their respective subsidiaries or officers); and

(b) does not apply to any liability or legal costs incurred by a person in respect of an actual or alleged act or omission of the person as an officer of a Relevant Company that occurred at any time after the person had ceased to be an officer of Qantas, except where the person was or remained an officer of the Relevant Company at the time of that act or omission at the request (whether formal or informal) of Qantas.

### 12.5 Related Party Benefits

To the extent that the indemnity under clause 12.1 requires the approval of the members of Qantas in general meeting in accordance with the provisions of the Corporations Act dealing with related party transactions, the indemnity to, and only to, that extent has no force and effect, unless and until such approval is obtained. [Amended 2003 AGM]

### 12.6 GST

The amount of any indemnity payable under this clause 12 will include an additional amount (**'GST Amount'**) equal to any GST payable by the officer being indemnified (**'Indemnified Officer'**) in connection with the indemnity (less the amount of any input tax credit claimable by the Indemnified Officer in connection with the indemnity). Payment of any indemnity which includes a GST Amount is conditional upon the Indemnified Officer issuing Qantas a GST tax invoice for the GST Amount.

## PART 13
## NOTICES

### 13.1 Notices by Qantas to Members

(a) A notice must be given by Qantas to a member by serving it personally at, or by sending it by post in a prepaid envelope to, the member's address as shown in the register of members or such other address, or by facsimile transmission to such facsimile number, or by electronic message to such electronic address, as the member has supplied to Qantas for the giving of notices or by such other manner as is authorised by the Corporations Act. [Amended 2003 AGM]

(b) A notice may be given by Qantas to the joint holders of a share by giving the notice in the manner authorised by clause 13.1(a) to the joint holder first named in the register of members in respect of the share.

(c) A notice must be given by Qantas to a person referred to in clause 5.2(a)(2) by serving it or sending it in the manner authorised by clause 13.1(a) addressed to the name or title of the person, at or to such address (including electronic address) or facsimile number supplied to Qantas for the giving of notices to that person, or if no address (including electronic address) or facsimile number has been supplied, at or to the address (including electronic address) or facsimile number to which the notice might have been sent if the relevant Transmission Event had not occurred. [Amended 2003 AGM]

(d) Except as provided in clause 13.1(a) the fact that a member or a person referred to in clause 5.2(a)(2) has supplied a facsimile number or electronic address for the giving of notices does not require Qantas to give any notice to that member or person by facsimile or electronic message. [Amended 2003 AGM]

(e) A notice given to a member in accordance with clause 13.1(a) or (b) is, despite the occurrence of a Transmission Event and whether or not Qantas has notice of that occurrence:

(1) duly given in respect of any shares registered in that person's name, whether solely or jointly with another person; and

(2) sufficient service on any person entitled to the shares in consequence of the Transmission Event.

(f) A notice given to a person who is entitled to be registered as the holder of, or to a transfer of, any shares is sufficient service on the member in whose name the shares are registered.

(g) Any person who, because of a transfer of shares, becomes entitled to any shares registered in the name of a member is bound by every notice which, before that person's name and address is entered in the register of members in respect of those shares, is given to the member in accordance with this clause 13.1.

### 13.2 Notices by Qantas to Directors

Subject to this Constitution, a notice must be given by Qantas to any Director either by serving it personally at, or by sending it by post in a prepaid envelope to, the Director's usual residential or business address, or such other address, or by facsimile transmission to such facsimile number, or by electronic message to such electronic address, as the Director has supplied to Qantas for the giving of notices. [Amended 2003 AGM]

### 13.3 Notices by Members or Directors to Qantas

Subject to this Constitution, a notice may be given by a member or Director to Qantas by serving it on Qantas addressed to the Chairperson, Managing Director or secretary at, or by sending it by post in a prepaid envelope to, the registered office of Qantas, or by facsimile transmission to the principal facsimile number at the registered office of Qantas or by electronic message to an electronic address notified by Qantas to members or Directors for this purpose. [Amended 2003 AGM]

### 13.4 Notices Posted to Addresses Outside the Commonwealth

A notice sent by post to an address outside the Commonwealth must be sent by airmail.

### 13.5 Time of Service

(a) Where a notice is sent by post, service of the notice is taken to be effected if a prepaid envelope containing the notice is properly addressed and placed in the post and to have been effected:

(1) in the case of a notice of a general meeting, on the day after the date of its posting; or

(2) in any other case, at the time at which the letter would be delivered in the ordinary course of post.

(b) Where a notice is sent by facsimile transmission or electronic message, service of the notice is to be taken to be effected if the correct facsimile number appears on the facsimile transmission report generated by the sender's facsimile machine or if the electronic message is properly addressed, and to have been effected at the time the facsimile transmission or electronic message is sent. [Amended 2003 AGM]

### 13.6 Other Communications and Documents

Clauses 13.1 to 13.5 (inclusive) apply, so far as they can and with such changes as are necessary, to the service of any communication or document.

### 13.7 Notices in Writing

A reference in this Constitution to a notice in writing includes a notice given by facsimile transmission or electronic message or any other form of written communication. [Amended 2003 AGM]

## PART 14
## GENERAL

### 14.1 Submission to Jurisdiction

Each member submits to the non-exclusive jurisdiction of the Supreme Court of the State or Territory in which the registered office of Qantas is located, the Federal Court of Australia and the Courts which may hear appeals from those Courts.

### 14.2 Prohibition and Enforceability

(a) Any provision, or the application of any provision, of this Constitution which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

(b) Any provision, or the application of any provision, of this Constitution which is void, illegal or unenforceable in any place does not affect the validity, legality or enforceability of that provision in any other place or of the remaining provisions in that or any other place.

(c) Any provision, or the application of any provision, of this Constitution which is inconsistent with section 7 of the Qantas Sale Act 1992 (Cth), as amended from time to time, is ineffective and severable from the rest of the Constitution and does not affect the validity and enforceability of the rest of the Constitution.

(d) If a provision of this Constitution is illegal, ineffective or unenforceable:

(1) if the provision would not be illegal, ineffective or unenforceable if a word or words were omitted, that word or those words are severed; and

(2) in any other case, the whole provision is severed,

and the remainder of this Constitution continues in force.

### 14.3 Restricted Securities

Notwithstanding any other provisions of this Constitution:

(a) Qantas shall refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of Restricted Securities which is or might be in breach of the Listing Rules or any escrow agreement entered into by Qantas under the Listing Rules in relation to the Restricted Securities and must, in relation to Restricted Securities which are approved for the purposes of a Prescribed CS facility, take such steps as are open to it under the Operating Rules of that Prescribed CS facility to give effect to such an escrow agreement; [Amended 2003 AGM]

(b) on a winding up of Qantas, the holders of shares which are Restricted Securities and which are subject to escrow restrictions at the commencement of the winding up shall rank on a return of capital behind all other shares in Qantas; and

(c) in the event of a breach of any escrow agreement entered into by Qantas under the Listing Rules in relation to shares which are Restricted Securities, the member holding the shares in question shall cease to be entitled to any dividends and to any voting rights in respect of those shares for so long as the breach subsists.

QANTAS

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 29 2004
WASH. D.C. 155

18 November 2003

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

**Form 484 – Change to company details**

Attached for filing is a Form 484 reflecting the resignation of a Director of Qantas Airways Limited.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

Yours faithfully

Janine L. Smith
Manager Public Company

**Receipt Acknowledged**

for Australian Securities and Investments Commission

LIFT & PEEL

SENDER TO KEEP
BN2874644

**Qantas Airways Limited**
ACN 009 661 901
Qantas Centre 203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3636

QANTAS

18 November 2003

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

**Form 484 – Change to company details**

Attached for filing is a Form 484 reflecting the resignation of a Director of Qantas Airways Limited.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

Yours faithfully

Janine L. Smith
Manager Public Company

**Receipt Acknowledged**

for Australian Securities and Investments Commission

ASIC

Australian Securities & Investments Commission

# Change to company details

Form 484 — Corporations Act 2001

## Section B

**Section B may be lodged independently if no changes are to be notified via Sections A or C.**

Use this form to notify ASIC of:

B1 **Appoint company officeholder**

B2 **Cease company officeholder**

B3 **Change to special purpose company status**

**Related Forms**
**484 A** - change of address, name (officeholders or members), details (ultimate holding company)
**484 C** - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

**Company details**

**Company name**

Qantas Airways Limited

**ACN/ ABN**

16 009 661 901

**Continues on next page...**

# B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

**Role of appointed officeholder**
(Select one or more boxes)

- [ ] Director
- [ ] Secretary
- [ ] Alternate director

**Date of appointment**

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Name**

The name of the appointed officeholder is (Provide full given names, not initials)

Family name ____________ Given names ____________

Place of birth (town/city) (state/country)

Date of Birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Former name**
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name ____________ Given names ____________

**Residential address**

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City State/Territory

Postcode Country (if not Australia)

**If an 'Alternate director', for whom**
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name ____________ Given names ____________

Expiry date (If applicable)
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

- [ ] Yes
- [ ] No

# B1 Continued... **Appoint another company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

**Role of appointed officeholder**
(Select one or more boxes)

☐ Director

☐ Secretary

☐ ~~Alternate director~~

**Date of appointment**

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Name**

The name of the appointed officeholder is (Provide full given names, not initials)

Family name ☐ Given names ☐

Place of birth (town/city) (state/country)

Date of Birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Former name**
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name ☐ Given names ☐

**Residential address**

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City State/Territory

Postcode Country (if not Australia)

**If an 'Alternate director', for whom**
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name ☐ Given names ☐

Expiry date (If applicable)
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

☐ Yes

☐ No

## B2 Cease company officeholder

*Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.*

**Role of ceased officeholder**
(Select one or more boxes)

[x] Director
[ ] Secretary
[ ] Alternate director    Person alternate for

**Date officeholder ceased**

Date
1 7 / 1 1 / 0 3
[D D] [M M] [Y Y]

**Name**

The name of the ceased officeholder is

Family name: Kennedy
Given names: Trevor John

Place of birth (town/city): Perth
(state/country): Western Australia

Date of Birth
2 4 / 0 6 / 4 2
[D D] [M M] [Y Y]

## B2 Continued... **Cease another company officeholder**

**Role of ceased officeholder**
(Select one or more boxes)

[ ] Director
[ ] Secretary
[ ] Alternate director    Person alternate for

**Date officeholder ceased**

Date
_ _ / _ _ / _ _
[D D] [M M] [Y Y]

**Name**

The name of the ceased officeholder is

Family name
Given names

Place of birth (town/city)
(state/country)

Date of Birth
_ _ / _ _ / _ _
[D D] [M M] [Y Y]

## B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below. Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 2A of the Corporations (Fees) Regulations.

**The change is**

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

Date of change

[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

## Signature

This form must be signed by a current officeholder of the company.

A resigning officeholder's signature is not acceptable.

I certify that the information in this form is true and complete

Name

Brett Stuart Johnson

Capacity

[ ] Director

[x] Company secretary

Signature

[signature]

Date signed

1 8 / 1 1 / 0 3
[D D] [M M] [Y Y]

## Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

**Registered Agent details**
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Janine Louise Smith

ASIC registered agent number

115

**Queries about this form**
You can nominate an officeholder, lodging party or ASIC registered agent

**If there is a query regarding this form, ASIC should contact** (Choose one of the following)

[ ] Signatory above

[x] ASIC registered agent above

[ ] Name of lodging party

Office, unit, level, or PO Box number

Level 9, Building A, Qantas Centre

Street number and Street name

203 Coward Street

Suburb/City

Mascot

State/Territory

NSW

Postcode

2020

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(02) 9691 4262

**Mail**
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

**For help or more information**
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

QANTAS

SEC MAIL PROCESSING
RECEIVED
JAN 29 2004
WASH, D.C. 155 SECTION

8 December 2003

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

**Form 484 – Change to company details**

Attached for filing is a Form 484 reflecting the appointment of Patricia Anne Cross-Meadows as Company Director of Qantas Airways Limited.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

Yours faithfully

Janine L. Smith
Manager Public Company

**Receipt Acknowledged**

LIFT & PEEL
SENDER TO KEEP
**BN6552784**

for Australian Securities and Investments Commission

**Qantas Airways Limited**
ACN 009 661 901
Qantas Centre 203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3636

8 December 2003

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

**Form 484 – Change to company details**

Attached for filing is a Form 484 reflecting the appointment of Patricia Anne Cross-Meadows as Company Director of Qantas Airways Limited.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

Yours faithfully

Janine L. Smith
Manager Public Company

**Receipt Acknowledged**

for Australian Securities and Investments Commission

ASIC

Australian Securities & Investments Commission

# Change to company details

Form 484 — Corporations Act 2001

## Section B

**Section B may be lodged independently if no changes are to be notified via Sections A or C.**

Use this form to notify ASIC of:

B1 **Appoint company officeholder**

B2 **Cease company officeholder**

B3 **Change to special purpose company status**

**Related Forms**

**484 A** - change of address, name (officeholders or members), details (ultimate holding company)

**484 C** - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

### Company details

Company name

Qantas Airways Limited

ACN/ ABN

16 009 661 901

Continues on next page...

# B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

**Role of appointed officeholder**
(Select one or more boxes)

- [x] Director
- [ ] Secretary
- [ ] Alternate director

**Date of appointment**

Date
0 1 / 0 1 / 0 4
[D D] [M M] [Y Y]

**Name**

The name of the appointed officeholder is (Provide full given names, not initials)

Family name: Cross-Meadows

Given names: Patricia, Anne

Place of birth (town/city): Albany

(state/country): Georgia, USA

Date of Birth
1 8 / 0 5 / 5 9
[D D] [M M] [Y Y]

**Former name**
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name: Cross

Given names: Patricia Anne

**Residential address**

The residential address of the appointed officeholder is

Street number and Street name: Level 27, 350 Collins Street (ASIC Approval 116)

Suburb/City: Melbourne

State/Territory: Victoria

Postcode: 3000

Country (if not Australia):

**If an 'Alternate director', for whom**
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:

Given names:

Expiry date (If applicable)
   /    /   
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

- [ ] Yes
- [ ] No

## B1 Continued... **Appoint another company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

**Role of appointed officeholder**
(Select one or more boxes)

☐ Director

☐ Secretary

☐ ~~Alternate director~~

**Date of appointment**

Date

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Name**

The name of the appointed officeholder is (Provide full given names, not initials)

Family name | Given names

Place of birth (town/city) | (state/country)

Date of Birth

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Former name**
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name | Given names

**Residential address**

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

**If an 'Alternate director', for whom**
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (If applicable)

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

☐ Yes

☐ No

## B2 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

**Role of ceased officeholder**
(Select one or more boxes)

☐ Director

☐ Secretary

☐ Alternate director    Person alternate for [ ]

**Date officeholder ceased**

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Name**

The name of the ceased officeholder is

Family name [ ]    Given names [ ]

Place of birth (town/city)    (state/country) [ ]

Date of Birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

## B2 Continued... **Cease another company officeholder**

**Role of ceased officeholder**
(Select one or more boxes)

☐ Director

☐ Secretary

☐ Alternate director    Person alternate for [ ]

**Date officeholder ceased**

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Name**

The name of the ceased officeholder is

Family name [ ]    Given names [ ]

Place of birth (town/city)    (state/country) [ ]

Date of Birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

## B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below. Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 2A of the Corporations (Fees) Regulations.

**The change is**

Commence

- ☐ Home unit company
- ☐ Superannuation trustee company
- ☐ *For charitable purposes only*

☐ Cease

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

## Signature

This form must be signed by a current officeholder of the company.

A resigning officeholder's signature is not acceptable.

I certify that the information in this form is true and complete

Name

Brett Stuart Johnson

Capacity

[ ] Director

[x] Company secretary

Signature

[signature]

Date signed

0 8 / 1 2 / 0 3

[D D] [M M] [Y Y]

## Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

**Registered Agent details**
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Janine Louise Smith

ASIC registered agent number

115

**Queries about this form**
You can nominate an officeholder, lodging party or ASIC registered agent

**If there is a query regarding this form, ASIC should contact** (Choose one of the following)

[ ] Signatory above

[x] ASIC registered agent above

[ ] Name of lodging party

Office, unit, level, or PO Box number

Qantas Centre, Building A, Level 9

Street number and Street name

203 Coward Street

Suburb/City

Mascot

State/Territory

NSW

Postcode

2020

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(02) 9691 4262

**Mail**
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

**For help or more information**
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge